Not just

any bank.

BMO

BMO Financial Group

197th Annual Report 2014

BMO at a Glance

Financial Snapshot

As at or for the year ended October 31 (Canadian $ in millions, except as noted)	Reported[1] 2014	Reported[1] 2013	Adjusted[1,2] 2014	Adjusted[1,2] 2013
Revenue (p 36)	**16,718**	16,063	**16,718**	15,372
Provision for credit losses (p 40)	**561**	587	**561**	357
Non-interest expense (p 41)	**10,921**	10,226	**10,761**	9,755
Net income (p 33)	**4,333**	4,195	**4,453**	4,223
Earnings per share – diluted ($) (p 33)	**6.41**	6.17	**6.59**	6.21
Return on equity (p 34)	**14.0%**	14.9%	**14.4%**	15.0%
Operating leverage (p 41)	**(2.7)%**	(0.1)%	**(1.6)%**	(0.3)%
Basel III Common Equity Tier 1 Ratio (p 34)	**10.1%**	9.9%	**10.1%**	9.9%
Net Income by Segment				
Canadian P&C (p 45)	**2,014**	1,812	**2,022**	1,822
U.S. P&C (p 48)	**648**	581	**696**	631
Wealth Management (p 51)	**785**	830	**848**	857
BMO Capital Markets (p 54)	**1,079**	1,044	**1,080**	1,046
Corporate Services[3] (p 57)	**(193)**	(72)	**(193)**	(133)
Net income (p 33)	**4,333**	4,195	**4,453**	4,223

[3] Corporate Services, including Technology and Operations.

BMO at a Glance

Financial Snapshot

Reported1 Adjusted1,2

As at or for the year ended October 31 (Canadian $ in millions, except as noted)

Revenue (p 36)

Provision for credit losses (p 4o)

Non-interest expense (p 41)

Net income (p 33)

Earnings per share – diluted ($) (p 33)

Return on equity (p 34)

Operating leverage (p 41)

Basel III Common Equity Tier 1 Ratio (p 34)

Net Income by Segment

Canadian P&C (p 45)

U.S. P&C (p 48)

Wealth Management (p 51)

BMO Capital Markets (p 54)

Corporate Services3 (p 57)

Net income (p 33)

2014 16,718 561 10,921 4,333 6.41 14.0% (2.7)% 10.1% 2,014 648 785 1,079 (193) 4,333

2013 16,063 587 10,226 4,195 6.17 14.9% (0.1)% 9.9% 1,812 581 830 1,044 (72) 4,195

2014 16,718 561 10,761 4,453 6.59 14.4% (1.6)% 10.1% 2,022 696 848 1,080 (193) 4,453

2013 15,372 357 9,755 4,223 6.21 15.0% (0.3)% 9.9% 1,822 631 857 1,046 (133) 4,223

10n November 1, 2013, BMO adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board. Results for fiscal 2013 have been restated accordingly Certain other prior-year data has been reclassified to conform with the current year’s presentation. See pages 42 and 43.

2Adjusted results are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results.

3 Corporate Services, including Technology and Operations.

Bank of Montreal brands the organization’s member companies as BMO Financial Group. Note 28 on page 176 of the financial statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries.

Business Review

IFC BMO at a Glance

2 Not Just Any Bank

10 Chairman’s Message

11 CEO’s Message

17 Senior Leadership Team

18 Corporate Governance

20 Board of Directors

Financial Review

22 Reasons to Invest in BMO

23 CFO’s Foreword to the Financial

Review

24 Financial Performance and Condition at a Glance

26 Management’s Discussion and Analysis

106 Supplemental Information

120 Statement of Management’s Responsibility for Financial Information

121 Independent Auditors’ Report of Registered Public Accounting Firm

122 Report of Independent Registered Public Accounting Firm

123 Consolidated Financial Statements

128 Notes to Consolidated Financial Statements

Resources and Directories

190 Glossary of Financial Terms

192 Where to Find More Information

IBC Shareholder Information

Real life doesn’t follow a script. Neither do we.

What matters is making the right choices. Being part of something that’s growing. And staying a few steps ahead in a world of constant change. We get it.

And we’re here to help.

How we work.

Set big goals. Keep aiming higher.

At BMO’s annual Technology and Operations Leadership Conference, more than 300 senior leaders came together to collaborate on accelerating change for customers – through digital and physical channels, data and processes – while maintaining discipline in the areas of operational excellence and risk. “It’s a great opportunity for employees to come together and talk about taking our work to the next level,” says Jason Rhule, Mobility Specialist, Digital Workspace, pictured here with Jacquelyn van Kampen of MakeLab.

2 BMO Financial Group 197th Annual Report 2014

We help people figure out today while planning for tomorrow.

It’s about building confidence and trust – consistently and authentically.

And it’s about embracing change. Welcoming disruption that inspires new ways of thinking.

It’s 46,000 people pulling together and living what we believe. Seeing what’s possible – and taking it even further.

This is what we do.

BMO Financial Group 197th Annual Report 2014 3

Everyone contributes.

Here’s where we fit in.

Following the publication of a BMO – The Boston Consulting Group report, Building a New Momentum in Montreal, BMO initiated the I see mtl movement in partnership with the Board of Trade of Metropolitan Montreal to reignite confidence in the city’s future. L. Jacques Ménard, chairman of BMO Nesbitt Burns and BMO’s Quebec president, is spearheading the drive to engage citizens and community, business and institutional leaders in a range of renewal initiatives: “The commitment to action by project leaders has exceeded all our expectations. With so many people mobilized to build the Montreal of tomorrow, revitalization is well underway.”

4 BMO Financial Group 197th Annual Report 2014

In a healthy society, everyone expects a lot of each other.

Business is more than a series of transactions. It’s a set of beliefs – the steps that guide you past the easy thing to the right thing.

Responsibility isn’t just following the rules. It’s working to keep the system fair and accountable, while leading by example.

BMO Financial Group 197th Annual Report 2014 5

The real thing.

Times change. Values don’t.

In a complicated, fast-moving world, honesty matters. So does integrity. And empathy, grounded in respect.

This is how performance should be measured. Not by numbers alone, but by the values they reflect.

And this is where our confidence comes from. The conviction, after nearly 200 years, that success is driven by our passion for helping others succeed – and that by working together, we’re building a better future.

6 BMO Financial Group 197th Annual Report 2014

BMO Bank of Montreal

We serve individuals, businesses, governments and corporate customers across Canada and the United States. Our significant presence in North America is bolstered by operations in select global markets, including Europe and Asia, allowing us to provide our customers in North America with access to economies and markets around the world, and our customers in other countries with access to North America.

BMO Financial Group 197th Annual Report 2014 7

A promise to help.

That’s what it comes down to.

United Alloy, Inc., a 15-year-old company specializing in metal fabrication and powder painting, employs more than 150 people in Janesville, Wisconsin – a town that was hit hard when a major auto plant closed in 2009. “With the bank’s help, we’ve added 135,000 square feet of manufacturing space,” says United Alloy founder Tom Baer, a BMO customer for three decades. “Our sales have more than doubled since 2011, and we expect them to double again in the next five years.”

8 BMO Financial Group 197th Annual Report 2014

People’s lives and financial decisions are totally interconnected. Understanding how they’re linked requires more than ticking a few boxes. It’s a conversation. And it starts with listening.

Customers want answers to the questions that matter. They want processes that make things simpler, and technologies that help them get where they need to go next.

Helping is second nature for us. It’s the promise that drives everything we do.

Because we know that people take money personally. And so do we.

BMO Financial Group 197th Annual Report 2014 9

Chairman’s Message

A Year of Clear Progress

The Board of Directors is pleased with BMO’s results, and confident about the year ahead.

J. Robert S. Prichard

Chairman of the Board

Your bank has had another good year, with financial results that reinforce our confidence in the strategy we are pursuing. The core businesses of the bank continued to show strong growth, and all of us – the Board of Directors, our employees and our customers – are optimistic about the year ahead.

We note, in particular, that the new businesses we have acquired in recent years – in U.S. Personal and Commercial Banking and in global Wealth Management – are already contributing to the bank’s performance and show great promise for the future.

The introduction of the revitalized brand in the closing months of the year has captured the imagination of employees and customers alike. We’re here to help resonates with all of us in the ever-more-complex world of financial services. It nicely complements the bank’s culture of service, where our employees’ dedication and commitment to customers continue to be driving forces in our performance. I thank our employees for all they have done so well in the past year.

On your behalf, I also want to acknowledge the efforts of the senior management team and the excellent leadership of our CEO, Bill Downe. Together, they have set clear strategic priorities for the bank, and delivered against them – more than doubling our annual earnings in the past five years and generating substantial returns for shareholders.

This coming year will see the retirement from the board of two long-serving and exemplary directors: Bob Astley, who joined the board in 2004, and Bruce Mitchell, who joined in 1999. Bob and Bruce brought deep expertise and outstanding business judgment to the board. Both of them led board committees with great distinction and effectiveness, and they deserve much of the credit for BMO’s enviable record of excellence in corporate governance. We thank them for their leadership and exceptional service, which have made a lasting contribution to the strength of the bank. We will miss them.

Achieving success in the current economic and financial environment is challenging. The industry is highly competitive and fast-changing – and uncertainty is inherent. While the global economy continues to improve, new risks are beginning to materialize. We are very conscious of these risks, and your Board of Directors considers risk assessment and risk management to be among its principal responsibilities. We remain confident that our measured approach and strong processes will allow us to make the most of the opportunities ahead as we continue to grow and strengthen the bank. And these opportunities are many. We look forward to working with Bill Downe and the leadership team to capitalize on them, while managing risk well, embracing innovation and paying close attention to our productivity performance.

As your representatives, we thank all our shareholders for your continuing confidence in BMO and the direction we are headed. It is a privilege to serve you.

J. Robert S. Prichard

10 BMO Financial Group 197th Annual Report 2014

Chief Executive Officer’s Message

Taking Possibility Further

William A. Downe

Chief Executive Officer, BMO Financial Group

Each year we use this introductory section of our annual report to summarize the accomplishments of the past 12 months, which are detailed in the Management’s Discussion and Analysis (MD&A) that follows. We also use these pages to present a clear point of view about the world in which we live, the things we believe really matter and what we think it all means for our business. Whether you’re a customer, a shareholder, an employee or a stakeholder in the broader community, we want you to understand the strategy of the bank, the action plan that supports that strategy and its relevance to the issues that we understand matter to you.

As the Chairman has captured in his message, 2014 was a year of tremendous progress in moving forward the agenda of the bank. We reported strong financial results and continued to build on the momentum in each of our operating businesses.

In the year, BMO Financial Group generated $4.5 billion in adjusted net income, declared $2 billion in dividends and increased retained earnings by $2.2 billion, strengthening the balance sheet to finish the year with a Common Equity Tier 1 Ratio of 10.1%. We also completed the $1.3 billion acquisition of F&C Asset Management plc, moving BMO into the global top 50 in institutional money management.

Our total shareholder return for the year was 17.1%. Since 2009, we have increased adjusted earnings per share by over 60% to $6.59 and increased book value per share from $32 to $48.

This consistent performance has been driven by a disciplined growth strategy and guided by a set of clear strategic priorities. But it also reflects something more – a difference in how people across this organization think, act and work together. Corporate culture is difficult to capture in a checklist or a questionnaire, but it is a topic directly related to trust – the most valuable capital a bank maintains. It is revealed in the beliefs that a company has committed to uphold and in the actions of the people who work there. And it is mirrored in the aspiration to grow revenue and profit in a way that respects all stakeholders.

The primacy of the customer isn’t optional

In last year’s annual report we made the point that expectations are changing, in real time, across virtually every area of contemporary society. And we looked at how BMO is evolving to meet the emerging expectations of our stakeholders. The forces we discussed a year ago continue to affect all industries. Changes in consumer behaviour – driven most notably by the confluence of mobile networks, rapid digitization, customer analytics and cloud-based computing – are transforming the competitive landscape, prompting reviews of long-held business models and, naturally, inviting new entrants. We’re seeing all of this in banking.

BMO Financial Group 197th Annual Report 2014 11

Chief Executive Officer’s Message

In a world where information is so readily exchanged, who you are and what you stand for is visible to everyone

The way forward can only be guided by a coherent view of how we’re going to act.

The past 12 months sharpened our explanation of what’s unique about BMO’s response to a changing world. It meant defining how to meaningfully serve customers while fulfilling our larger responsibilities – and here we’ve established a clear perspective. It also meant balancing ambition with inclusiveness and the values that endure, and using that experience to create competitive advantage. Finally, it was about maintaining the conviction to direct all dimensions of our business – our talent, capabilities, capital and reputation – toward the ultimate goal of helping customers succeed.

These efforts have led us to elevate the brand of the bank around what we know: that money is personal. It holds that customers want to make better decisions with better information and have confidence in the decisions they make. But they also want to feel understood. For a brand to be valuable, it must provide a consistent experience, defined by a common set of ideals, across every customer touch point. The pages that precede this letter outline exactly what we think those ideals are.

The primacy of the customer is our focus. Nothing is more vital to us. We build our business around what we think is most important, because in a world where information is so readily exchanged, who you are and what you stand for are visible to everyone. The way forward can only be guided by a coherent view of how we’re going to act.

Adjusted Revenue

($ Billions)

14.9 15.4 16.7

2012 2013 2014

Adjusted Net Income

($ Billions)

4.1 4.2 4.5

2012 2013 2014

Adjusted ROE (%)

15.5 15.0 14.4

2012 2013 2014

Basel III Common

Equity Tier 1 Ratio

(%)

8.7

9.9

10.1

2012* 2013

2014

* 2012 CET1 Ratio is on a pro-forma basis.

12 BMO Financial Group 197th Annual Report 2014

Predicting what’s in store

The accelerating pace of change is not news – it’s the everyday reality that frames how we conduct our business. We have built that fact into our planning. It’s what allows us to take action in the face of uncertainty while acknowledging that the future will be difficult to reliably predict.

Advances in computing, networked communications and the digitization of everything are transforming the lives of consumers, as well as the knowledge and skills that people need to be successful in their work. This is creating both extraordinary opportunity and unprecedented challenges for businesses, including our own.

The breadth and velocity of these changes, admittedly, will be disruptive. The competitive playing field is being reshaped by a growing number of new entrants, while incumbents are revisiting models that have long been taken for granted. In this way, disruption is acting as a catalyst for positive change: it reveals areas of potential and inspires innovation along alternative vectors, even as we reinvest in proven models. And while such a rapid evolution also brings uncertainty, the one truth we can count on is that the customer – empowered by digital platforms, mobile technologies and social networks – will dictate how banking is going to work.

The customer remains at the centre of the five strategic priorities that guide our bank (see sidebar). As we continue our efforts to drive productivity, leverage our North American platform and support our customers where they operate, including key global markets such as China – all while maintaining a prudent approach to risk – every decision we make points back to our fundamental promise to the people with whom we do business.

We continue to take the longer view over short-term tactics and in this context are evolving the way we operate. Protecting customer records and information, and ensuring accuracy and system availability; marshalling technology’s ability to provide improved customer experiences at lower cost; enhancing our use of

Our strategic

priorities

Achieve industry-leading

1 customer loyalty by delivering on our brand promise.

Enhance productivity to

2 drive performance and shareholder value.

Leverage our consolidated

3 North American platform to deliver quality earnings

growth.

Expand strategically in

4 select global markets to create future growth.

Ensure our strength in risk

5 management underpins

everything we do for our

customers.

BMO Financial Group 197th Annual Report 2014 13

Chief Executive Officer’s Message

technology to manage the bank better, automate processes and reduce costs to drive competitive advantage – these are strategic competencies we work on every single day. Likewise, we are managing a great deal more data than before – and our first job is to protect our customers and their ever-growing trail of digital information. Our bank is strong in all of these areas and has the necessary capabilities to lead the way.

And like our customers, we can’t help but be enthused by new technologies.

In 2014, the next release of BMO’s top-rated mobile banking app reinforced our position as an industry leader. The volume of sales transactions that our customers conduct online is now equivalent to more than 120 retail branches. We’re also providing bite-sized financial management right on customers’ mobile devices, as we anticipate the questions that often arise in the moment.

In the coming year, we’ll continue that momentum:

Testing touchless ABMs in the U.S. that allow customers to type in their transaction details on a smartphone app and then scan a Quick Response code on the ABM screen to conduct the transaction, replacing the need for a card.

Testing video ABMs that offer direct access to bankers anytime for additional information and help.

Launching Apple Pay for customers of BMO Harris Bank, enabling them to pay for purchases using their iPhones in a secure and contactless transaction that doesn’t require sharing their debit and credit card numbers with merchants.

Experimenting with MasterPass™ by MasterCard®, which lets customers easily check out online purchases – a shop-and-click experience that stores all of their payment and shipping information in one convenient and secure place.

All of these experiences have to be frictionless. We’re very familiar with that, too.

The next wave of mobile capabilities is already having an impact on consumers’ lives. Receiving travel alerts at the airport; tracking personal health and fitness on the move; being told that the item you viewed online is available when you walk into a store – such innovations are now par for the course. They are everywhere you look.

While companies launched in the digital era create products and services that are remarkably convenient, many are still largely unregulated. It is a fact that some customers are ready and willing to pay with a smartphone instead of a plastic card at the checkout counter and transfer money through social media. These capabilities will inevitably become part of nearly every bank’s product mix – ours included. But they are not everything. The relevance of human interaction has actually increased.

Our industry just reached a tipping point this year: retail transaction volume for transactions such as transfers and

Diversified business mix with retail focus

38%

Canadian P&C Banking

2014 Revenue by 22%

Operating Group1 BMO Capital Markets

(C$)

22%

Wealth Management

18%

Over 75% of revenue from retail businesses1 U.S. P&C Banking

1 Excludes Corporate Services revenue

14 BMO Financial Group 197th Annual Report 2014

bill payments was higher through digital channels than ABMs in Canada – something that has been true in the U.S. for some time. But the vast majority of customers still prefer to drop by a branch to open an account or arrange a mortgage – and for now, this is independent of age or geography.

In the end, keeping pace with human change means a lot of things. Fundamentally, it’s a question of embracing progress, but not without thinking about its implications. As a bank, we will continue to make the required tradeoffs and let go of the parts that are less relevant to stakeholders. And we will continue to insist on behaviours that lead to high trust. Because it’s what we have always done.

Measuring our performance

BMO’s performance in fiscal 2014 confirms the value of this work and can be measured in financial terms. Results from our four principal business groups reflect the momentum flowing from investments we have been making over the past several years as we execute the bank’s customer-focused strategy:

Canadian Personal and Commercial Banking had a record year, with over $2 billion in earnings and operating leverage of 2%. Our largest business continued to deliver good balance sheet growth and improved efficiency.

U.S. Personal and Commercial Banking finished fiscal 2014 with good momentum and growth, demonstrating improved revenue and earnings trends in the second half. Commercial lending continues to be strong, the small-business segment is moving forward and retail banking is coming to life.

Wealth Management has been the fastest-growing operating group in the bank over the past five years, growing from 17% of the bank’s operating group revenue to 22% in that period. BMO’s expanded global asset management business continues to innovate and diversify across its distinctive product offering.

It’s a question of embracing progress, but not without thinking about its implications.

Capital Markets generated over $1 billion in earnings, with a strong ROE of 19%. We’ve made good progress in growing Corporate & Investment Banking, improving the balance with sales and trading, and enhancing our business across an integrated North American platform with an increased contribution from the U.S.

The results we’re seeing today reflect the consistent performance of the 46,000 people who work here and the overall soundness of our strategy. Four years ago, we made a decision to strengthen BMO’s continental advantage as a North American bank, with a footprint spanning strong regional economies. We’re realizing the full value of our investment through continued earnings growth. Progress in the most recent fiscal year can be credited to decisions made two and three years ago. We can’t ignore continuing adjustment in markets across the world but remain confident in the capacity of the system to adjust and innovate – and in our ability to remain relevant and profitable in all market conditions, good or bad.

The bank’s progress is sustainable, because our commitment to generate a fair return for shareholders is in balance with the need to provide high-quality products at an optimal price, and to invest in a talented, well-trained workforce. As digital sales continue to grow, we are defining a path to improve relative efficiency and, at the same time, a differentiated position in customer loyalty. In all of our decision-making, we weigh what is necessary against what is possible, determining where financial performance intersects with social responsibility.

BMO Financial Group 197th Annual Report 2014 15

Chief Executive Officer’s Message

We are here to help

With a larger sense of responsibility comes the recognition that if we embrace and promote change, we must also play a role in addressing its broader consequences. The digital revolution is opening up unprecedented avenues of opportunity. It is also radically altering the very nature of work.

The evolution of BMO’s brand promise states clearly what we expect of ourselves as we deliver on what customers expect of our bank: to be highly regarded by those who know us – with industry-leading loyalty – and to offer a welcome alternative for prospective customers.

We share the essential optimism that characterizes our society and the confident belief in tomorrow that drives its architects, innovators and entrepreneurs. And while BMO’s brand may seem like a promise made strictly to our customers, it is in fact a promise to all stakeholders intended to successfully capture the issues that are important to them. Ultimately, we want to be a company whose shares you will confidently hold for a very long time, for the same reason that customers reward us with their loyalty – because we understand that money is personal, and a bank should be, too.

William A. Downe

Chief Executive Officer,
BMO Financial Group

Our strategic footprint

BMO’s strategic footprint spans strong regional economies. Our three operating groups serve individuals, businesses, governments and corporate customers right across Canada and in six U.S. Midwest states – Illinois, Indiana, Wisconsin, Minnesota, Missouri and Kansas – as well as in other select locations in the United States. Our significant presence in North America is bolstered by operations in select global markets, including Europe and Asia, allowing us to provide our customers in North America with access to economies and markets around the world, and our customers in other countries with access to North America.

YT

NT

NU

BC

NL

AB

SK

MB

QC

WA ON

PE

NB

OR

NS

MN

WI NY MA

UT NE

CA

CO IL

IN

KS MO VA

AZ

Core footprint

GA Other locations:

TX U.S. Personal and

Commercial Banking

FL Wealth Management

BMO Capital Markets

16 BMO Financial Group 197th Annual Report 2014

A key area of focus in 2014 was the evolution of BMO’s brand. Headed by Chief Operating Officer Frank Techar, this initiative set the stage for a company-wide conversation, bringing together thousands of employees – through workshops and vibrant, unfiltered online discussions – to help answer the question: How do we effectively demonstrate our brand to our customers? Together, our employees developed a clear set of actions and behaviours that bring our brand to life.

Senior Leadership Team

Jean-Michel Arès Chief Technology & Operations Officer, BMO Financial Group Christopher Begy U.S. Country Head & Chief Executive Officer, BMO Financial Corp. William Downe Chief Executive Officer, BMO Financial Group Simon Fish General Counsel, BMO Financial Group

Thomas Flynn Chief Financial Officer, BMO Financial Group Cameron Fowler Group Head, Canadian Personal and Commercial Banking, BMO Financial Group Mark Furlong Group Head, U.S. Personal and Commercial Banking and Chief Executive Officer, BMO Harris Bank N.A.

Carol Neal Chief Auditor, BMO Financial Group Gilles Ouellette Group Head, Wealth Management Surjit Rajpal Chief Risk Officer, BMO Financial Group Joanna Rotenberg Chief Marketing Officer and Head of Strategy, BMO Financial Group

Richard Rudderham Chief Human Resources Officer, BMO Financial Group Connie Stefankiewicz Head, North American Channel Strategy and Solutions, BMO Financial Group Frank Techar Chief Operating Officer, BMO Financial Group Darryl White* Group Head, BMO Capital Markets * Effective November 1, 2014.

BMO Financial Group 197th Annual Report 2014 17

Corporate Governance

Good corporate governance matters to our shareholders, our customers, our employees, our communities – and to us. We strive to meet rigorous standards of corporate governance, following the best practices in our industry and meeting or going beyond regulatory requirements.

Our board oversees our business

Our Board of Directors supervises how we manage our business and affairs. Its members have sophisticated expertise and a range of perspectives. The board makes decisions based on BMO’s strategies, core values, and the best information available. Its decisions emphasize long-term performance over short-term gain. The Globe and Mail’s Board Games 2014 annual review of corporate governance practices in Canada ranked BMO first overall among the 247 companies and income trusts in the S&P/ TSX Composite Index.

The board operates independently of management

The Chairman of the Board and our directors, other than the Chief Executive Officer, operate independently of management. Board meetings include time for the independent directors to meet without management or non-independent directors present.

To reflect our customers and our values, our board is diverse

The diverse backgrounds of our directors connect us with our customers, our markets and our employees. We believe this diversity also means we make better decisions. Our Board Diversity Policy received a 2013 Diversity in Governance Award presented by the Canadian Board Diversity Council.

18 BMO Financial Group 197th Annual Report 2014

We compensate our directors and executives in ways that encourage good decisions

Our model for compensating directors and executives follows best practices for good governance. We use a pay-for-performance model that includes clawbacks and discourages unreasonable risk-taking. Directors and executives must own shares, to align their interests with those of other shareholders. We do not allow directors and employees to hedge their investments in our shares, securities or related financial instruments.

We maintain a strong focus on ethical conduct

BMO’s Code of Business Conduct and Ethics provides ethical guidance for the organization and is rooted in our core values. Every year, all directors and employees are required to declare that they have read, understood, complied with and will continue to comply with the code. The code is approved by our Board of Directors.

The Chief Ethics Officer is responsible for ensuring that awareness and understanding of ethical business principles are embedded in all aspects of our business, and regularly reports on the state of ethical conduct in the organization to the Audit and Conduct Review Committee of the board.

An ethical culture requires an environment where concerns can be raised without fear of retaliation. We provide various means for raising concerns, including the ability to report them on an anonymous basis. All reports are investigated, and breaches of the code are dealt with swiftly and decisively.

Our board and management stay connected with our shareholders

We engage and inform our shareholders through our annual meeting of shareholders, annual report, management proxy circular, annual information form, sustainability report, corporate responsibility report, quarterly reports, news releases, earnings conference calls, industry conferences and other meetings from time to time. Our website provides extensive information about the board, its mandate, the board committees and their charters, and our directors.

BMO Harris Bank

BMO Harris Bank

BMO Financial Group 197th Annual Report 2014 19

Board of Directors1

To promote alignment of our strategic goals across all our businesses, each director sits on at least one board committee and the Chief Executive Officer is invited to all committee meetings. We review the membership of all committees annually. www.bmo.com/corporategovernance

Robert M. Astley Janice M. Babiak

Sophie Brochu George A. Cope

William A. Downe Christine A. Edwards

Ronald H. Farmer Eric R. La Flèche

Bruce H. Mitchell Philip S. Orsino

Dr. Martha C. Piper J. Robert S. Prichard

Don M. Wilson III

Robert M. Astley Former President and Chief Executive Officer, Clarica Life Insurance Company, and former President, Sun Life Financial Canada Board/Committees: Human Resources, Risk Review, The Pension Fund Society of the Bank of Montreal Director since: 2004 Janice M. Babiak Former Managing Partner, Ernst & Young Board/Committees: Audit and Conduct Review, Risk Review Other public boards: Experian PLC, Walgreens Co. Director since: 2012 Sophie Brochu President and Chief Executive Officer, Gaz Mtro Board/Committees: Audit and Conduct Review Other public boards: BCE Inc. Director since: 2011 George A. Cope President and Chief Executive Officer, Bell Canada and BCE Inc. Board/Committees: Human Resources Other public boards: BCE Inc. Director since: 2006 William A. Downe Chief Executive Officer, BMO Financial Group Board/Committees: Attends all committee meetings as an invitee Other public boards: ManpowerGroup Director since: 2007

Christine A. Edwards Capital Partner, Winston & Strawn Board/Committees: Governance and Nominating, Risk Review, The Pension Fund Society of the Bank of Montreal (Chair) Director since: 2010 Ronald H. Farmer Managing Director, Mosaic Capital Partners Board/Committees: Audit and Conduct Review, Governance and Nominating, Human Resources (Chair) Other public boards: Valeant Pharmaceuticals International Inc. Director since: 2003 Eric R. La Flche President and Chief Executive Officer, Metro Inc. Board/Committees: Risk Review Other public boards: Metro Inc. Director since: 2012 Bruce H. Mitchell President and Chief Executive Officer, Permian Industries Limited Board/Committees: Audit and Conduct Review, The Pension Fund Society of the Bank of Montreal Director since: 1999 Philip S. Orsino, O.C., F.C.A. President and Chief Executive Officer, Brightwaters Strategic Solutions Inc. Board/Committees: Audit and Conduct Review (Chair), Governance and Nominating Director since: 1999

Dr. Martha C. Piper, O.C., O.B.C. Corporate Director, former President and Vice-Chancellor, The University of British Columbia Board/Committees: Governance and Nominating (Chair), Human Resources Other public boards: Shoppers Drug Mart Corporation, TransAlta Corporation Director since: 2006 J. Robert S. Prichard, O.C., O.Ont. Chairman of the Board, BMO Financial Group, and Chair of Torys LLP Board/Committees: Governance and Nominating, Human Resources, Risk Review, The Pension Fund Society of the Bank of Montreal Other public boards: George Weston Limited, Onex Corporation Director since: 2000 Don M. Wilson III Corporate Director Board/Committees: Governance and Nominating, Human Resources, Risk Review (Chair) Director since: 2008 1 As at October 31, 2014.

Honorary Directors

Stephen E. Bachand, Ponte Vedra Beach, FL, USA Ralph M. Barford, Toronto, ON Matthew W. Barrett, O.C., LL.D., Oakville, ON David R. Beatty, O.B.E., Toronto, ON Peter J.G. Bentley, O.C., O.B.C., LL.D., Vancouver, BC Robert Chevrier, F.C.A., Montreal, QC Tony Comper, C.M., LL.D., Toronto, ON C. William Daniel, O.C., LL.D., Toronto, ON Louis A. Desrochers, C.M., c.r., A.O.E., Edmonton, AB A. John Ellis, O.C., LL.D., O.R.S., Vancouver, BC John F. Fraser, O.C., LL.D., O.R.S., Winnipeg, MB David A. Galloway, Toronto, ON Richard M. Ivey, C.C., Q.C., Toronto, ON

Betty Kennedy, O.C., LL.D., Campbellville, ON Harold N. Kvisle, Calgary, AB Eva Lee Kwok, Vancouver, BC J. Blair MacAulay, Oakville, ON Ronald N. Mannix, O.C., Calgary, AB Robert H. McKercher, Q.C., Saskatoon, SK Eric H. Molson, Montreal, QC Jerry E.A. Nickerson, North Sydney, NS Jeremy H. Reitman, Montreal, QC Lucien G. Rolland, O.C., Montreal, QC Joseph L. Rotman, O.C., LL.D., Toronto, ON Guylaine Saucier, F.C.P.A., F.C.A., C.M., Montreal, QC Nancy C. Southern, Calgary, AB

20 BMO Financial Group 197th Annual Report 2014

Financial Review

Financial Review

22 Reasons to Invest in BMO

23 CFO’s Foreword to the Financial Review

24 Financial Performance and Condition at a

Glance

26 Management’s Discussion and Analysis

106 Supplemental Information

120 Statement of Management’s Responsibility

for Financial Information

121 Independent Auditors’ Report of Registered

Public Accounting Firm

122 Report of Independent Registered Public

Accounting Firm

123 Consolidated Financial Statements

128 Notes to Consolidated Financial Statements

Resources and Directories

190 Glossary of Financial Terms

192 Where to Find More Information

IBC Shareholder Information

Reasons to Invest in BMO

Clear opportunities for growth across North America

Large North American commercial banking business

Good momentum in our well-established Canadian Personal and Commercial Banking business

Award-winning wealth franchise with strong growth opportunities

Operating leverage across our U.S. businesses

Strong capital position and an attractive dividend yield

Focus on efficiency through core operations and technology integration

Industry-leading customer loyalty and a focus on customer experience

Committed to the highest standards of business ethics and corporate governance

22 BMO Financial Group 197th Annual Report 2014

CFO’s Foreword to the Financial Review

We are committed to telling our financial story clearly and thoroughly with high standards of governance and transparency.

Thomas E. Flynn

Chief Financial Officer, BMO Financial Group

BMO’s results in 2014 reflect good operating group performance and the momentum we have demonstrated over a number of consecutive quarters. BMO delivered record net income of $4.3 billion this year. On an adjusted basis, net income was up 5% to $4.5 billion. During the year, we grew adjusted EPS by 6%, announced two dividend increases, completed the acquisition of F&C Asset Management plc and strengthened our capital position.

We continue to generate attractive returns for BMO’s shareholders. Our one-year and five-year total shareholder returns were 17.1% and 15.5%, respectively.

We have a long-standing commitment to ensuring that investors receive timely and informative reporting on our financial results. In Management’s Discussion and Analysis (MD&A), we examine our results and performance in detail. We are committed to telling our financial story clearly and thoroughly with high standards of governance and transparency. Our disclosures have been expanded over the past two years, reflecting in part recommendations issued by the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board. We support the recommendations of the EDTF and trust that the additional disclosures will be informative.

We have an advantaged business mix, geographic diversification and a customer vision that continues to provide attractive opportunities for growth:

Our proven strength in commercial banking across our North American platform positions us well in the current economic environment.

Our largest business, Canadian Personal and Commercial Banking, had a record year with earnings of over $2 billion and 2% positive operating leverage.

We have an award-winning wealth franchise with growth opportunities in North America and in select global markets.

Against the backdrop of an improving U.S. economy, we expect continued growth from the investments we have made in our U.S. businesses.

We are focused on improving efficiency through our core operations and technology integration.

Looking forward, we intend to build on our success this year, continuing to manage our business responsibly while executing on our strategic priorities to deliver on our commitments to all of our stakeholders.

Thomas E. Flynn

BMO Financial Group 197th Annual Report 2014 23

Financial Performance and Condition at a Glance

Our Performance (Note 1)

Total Shareholder Return (TSR)

BMO shareholders have earned a strong average annual return of 16.7% over the past three years, above the 9.3% return on the S&P/TSX Composite Index.

The one-year TSR of 17.1% and the five-year average annual return of 15.5% both outperformed the comparable Canadian indices.

Graph shows average annual three-year TSR.

Earnings per Share (EPS) Growth

Adjusted EPS grew $0.38 or 6% to $6.59, reflecting higher earnings. Reported EPS grew $0.24 or 4% to $6.41.

On an adjusted basis, higher revenues exceeded incremental costs in 2014. There were higher provisions for credit losses, primarily due to lower recoveries, as well as lower securities gains and a lower effective tax rate. All EPS measures are stated on a diluted basis.

Return on Equity (ROE)

Adjusted ROE was 14.4% and reported ROE was 14.0% in 2014, compared with 15.0% and 14.9%, respectively, in 2013. There was growth in both earnings and adjusted earnings available to common shareholders. There was also an increase in average common shareholders’ equity as a result of increased capital expectations for banks internationally.

BMO has achieved an ROE of 13% or better in 24 of the past 25 years.

Revenue Growth

Adjusted revenue increased $1,346 million or 9% in 2014 to $16,718 million. Reported revenue increased $655 million or 4% to $16,718 million. The increase was mainly due to revenue growth in Canadian P&C, Wealth Management and BMO Capital Markets.

Efficiency Ratio

(Expense-to-Revenue Ratio)

The adjusted efficiency ratio was 64.4%, an increase of 90 basis points from 2013. The reported efficiency ratio increased 160 basis points to 65.3%, as revenue growth was more than offset by expense growth, in part due to the impact of the stronger U.S. dollar and the acquired F&C business.

The adjusted efficiency ratio excluding PBCAE* improved to 59.1% in 2014, compared with 60.4% in 2013.

*This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

P 31 P33 P34 P36 P41

10.8 11.5 16.7

2012 2013 2014

26 17 1 4 4 6

2012 2013 2014

15.9 15.5 14.9 15.0 14.0 14.4

2012 2013 2014

14 8 3 1 9 4

2012 2013 2014

63.6 63.3 63.7 63.5 65.3 64.4

2012 2013 2014

Peer Group Performance

TSR (%)

The Canadian peer group three-year average annual TSR was 18.0%. The one-year TSR was 18.8% and the five-year average annual TSR was 15.1%.

The North American peer group three-year average annual TSR was 26.0%, above the Canadian peer group average. The North American peer group one-year TSR of 18.0% and five-year average annual TSR of 13.5% were both below the corresponding Canadian peer group averages.

EPS Growth (%)

The Canadian peer group average EPS growth was 8%, with all but one bank in the peer group reporting increases in EPS.

Average EPS growth for the North American peer group was 12%, driven by lower provisions for credit losses for the majority of our U.S. peer banks. North American peer group data is not to scale.

ROE (%)

The Canadian peer group average ROE of 17.3% was lower than the average return of 18.4% in 2013, as ROE declined for all but one bank in the peer group.

Average ROE for the North American peer group was 12.2%, relatively unchanged from 2013.

Revenue Growth (%)

Revenue growth for the Canadian peer group averaged 9%, significantly higher than the average growth of 4% in 2013.

Average revenue growth for the North American peer group was 1%, a decline from 3% in 2013, with all but one of our U.S. peers reporting flat or lower revenues.

Efficiency Ratio (%)

The Canadian peer group average efficiency ratio was 59.5%, up slightly from 59.3% in 2013 as growth in expenses exceeded growth in revenue.

The average efficiency ratio for the North American peer

group was 62.6%, relatively unchanged from the group’s average ratio of 62.7% in 2013, and worse than the average of our Canadian peer group.

Note 1: Adjusted results in this section are non-GAAP. Please see the Non-GAAP Measures section on page 32.

In 2013, we changed the methodology for the Canadian and North American peer group averages to a simple-average calculation from a weighted-average calculation, and restated prior periods.

On November 1, 2013, BMO and our Canadian peers adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board. The consolidated financial statements for comparative periods in the fiscal years 2013 and 2012 have been restated. U.S. peer group data continues to be reported in accordance with U.S. GAAP.

BMO reported

BMO adjusted

Canadian peer group average

North American peer group average

24 BMO Financial Group 197th Annual Report 2014

Our Performance (Note 1)

Credit Losses

Provisions for credit losses (PCL) totalled $561 million, up from $357 million in 2013 on an adjusted basis and down from $587 million in 2013 on a reported basis. The increase in adjusted PCL was due to a significant reduction in recoveries on the purchased credit impaired loan portfolio and the impact of provisions on the purchased performing loan portfolio, offset in part by reduced provisions in Canadian P&C and U.S. P&C.

PCL as a percentage of average net loans and acceptances improved to 19 basis points from 22 basis points on a reported basis a year ago. This positive ratio trend reflects lower new provisions across both our consumer and commercial loan portfolios, compared to 2013.

P 40, 86

0.31 0.22 0.19

2012 2013 2014

Peer Group Performance

Provision for Credit Losses as a % of Average Net Loans and Acceptances

The Canadian peer group average PCL represented 31 basis points of average net loans and acceptances, down slightly from 33 basis points in 2013.

The North American peer group average PCL represented 26 basis points, down from 36 basis points in 2013, and lower than the average PCL for the Canadian peer group.

Impaired Loans

Gross impaired loans and acceptances (GIL) decreased to $2,048 million from $2,544 million in 2013, and represented 0.67% of gross loans and acceptances, compared with 0.91% a year ago.

Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, totalled $2,142 million, down from $2,449 million in 2013, reflecting decreases in the formations in both our consumer and commercial portfolios.

P 86

1.17 0.91 0.67

2012 2013 2014

Gross Impaired Loans and Acceptances as a %

of Gross Loans and Acceptances

The Canadian peer group average ratio of GIL as a percentage of gross loans and acceptances was 0.59% in 2014, down slightly from 0.60% in 2013.

The average ratio for our North American peer group improved from 1.77% a year ago to 1.40% in 2014, but continues to be higher than the average for the Canadian peer group.

Capital Adequacy

BMO’s Common Equity Tier 1 (CET1) Ratio is strong and exceeds regulatory requirements.

Our CET1 Ratio was 10.1%, up from 9.9% in 2013, primarily due to higher capital, partially offset by the impact of the F&C acquisition and a moderate increase in risk-weighted assets.

*2012 CET1 Ratio is on a pro-forma basis.

P 34, 64

9.9 10.1 8.7

2012* 2013 2014

Capital Adequacy

The Canadian peer group average Basel III CET1 Ratio was 9.9% in 2014, compared with an average CET1 Ratio of 9.2% a year ago.

The basis for computing capital adequacy ratios in Canada and the United States is not completely comparable.

Credit Rating P 100

Credit ratings for BMO’s long-term debt, as assessed by the four major rating agencies, are listed below and all four ratings are considered to indicate high-grade, high-quality issues. In June 2014, Moody’s affirmed its long-term ratings and changed its outlook to “negative” from “stable” on the supported senior debt and uninsured deposit ratings of BMO and six other large Canadian banks in light of previously announced plans by the Canadian federal government to implement a bail-in regime for domestic systemically important banks. In August 2014, S&P affirmed its long-term and short-term issuer credit ratings of BMO and revised its outlook for BMO and other Canadian banks to “negative” from “stable”, reflecting the possible impact of a bail-in policy proposal from the Canadian federal government.

Credit Rating

The Canadian peer group median credit ratings were unchanged from 2013.

The North American peer group median credit ratings were unchanged from 2013, and remain slightly lower than the median of the Canadian peer group for two of the ratings.

BMO Financial Group

2012 2013 2014

DBRS AA AA AA

Fitch AA– AA– AA–

Moody’s Aa2 Aa3 Aa3

S&P A+ A+ A+

Canadian peer group median*

2012 2013 2014

DBRS AA AA AA

Fitch AA– AA– AA–

Moody’s Aa2 Aa3 Aa3

S&P AA– A+ A+

North American peer group median*

2012 2013 2014

DBRS AAL AAL AAL

Fitch AA– AA– AA–

Moody’s Aa3 A1 A1

S&P A+ A+ A+

*Data for all years reflects the peer group composition in the most recent year.

The Canadian peer group averages exclude BMO and are based on the performance of Canada’s five other largest banks: Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, Scotiabank and TD Bank Group. The North American peer group averages are based on the performance of 12 of the largest banks in North America. These include the Canadian peer group, except National Bank of Canada, as well as BB&T Corporation, Bank of New York Mellon, Fifth Third Bancorp, KeyCorp, The PNC Financial Services Group Inc., Regions Financial, SunTrust Banks Inc. and U.S. Bancorp.

BMO reported

BMO adjusted

Canadian peer group average

North American peer group average

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks.

BMO Financial Group 197th Annual Report 2014 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

BMO’s Chief Executive Officer and its Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 120, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2014 and 2013. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2014. The MD&A commentary is as of December 2, 2014. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to generally accepted accounting principles (GAAP) mean IFRS.

Since November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful. On November 1, 2013, BMO adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board. The consolidated financial statements for comparative periods in the fiscal years 2013 and 2012 have been restated. The impact of adoption is discussed in Note 1 on page 128 of the financial statements. Certain other prior year data has also been reclassified to conform with the current year’s presentation, including restatements arising from methodology changes and transfers of certain businesses between operating groups. See pages 42 and 43.

Index

27	Who We Are provides an overview of BMO Financial Group, explains the links between our financial objectives and our overall vision, and outlines “Reasons to Invest in BMO” along with relevant key performance data.
28	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our priorities.
29	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.
30	Economic Developments and Outlook includes commentary on the Canadian, U.S. and international economies in 2014 and our expectations for 2015.
31	Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return. It also includes explanations of non-GAAP measures, a reconciliation to their GAAP counterparts for the fiscal year, and a summary of adjusting items that are excluded from results to assist in the review of key measures and adjusted results.
31	Total Shareholder Return
32	Non-GAAP Measures
33	Summary Financial Results and Earnings per Share Growth
34	Return on Equity
34	Basel III Common Equity Tier 1 Ratio
35	2014 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes summaries of the impact of business acquisitions and changes in foreign exchange rates.
42	2014 Operating Groups Performance Review outlines the strategies and key priorities of our operating groups and the challenges they face, along with their strengths and value drivers. It also includes a summary of their achievements in 2014, their focus for 2015, and a review of their financial performance for the year and the business environment in which they operate.
42	Summary
44	Personal and Commercial Banking
45	Canadian Personal and Commercial Banking
48	U.S. Personal and Commercial Banking
51	BMO Wealth Management
54	BMO Capital Markets
57	Corporate Services, including Technology and Operations
58	Summary Quarterly Earnings Trends, Review of Fourth Quarter 2014 Performance and 2013 Financial Performance Review provide commentary on results for relevant periods other than fiscal 2014.

62	Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It also includes a review of off-balance sheet arrangements and certain select financial instruments.
62	Summary Balance Sheet
64	Enterprise-Wide Capital Management
69	Select Financial Instruments
70	Off-Balance Sheet Arrangements
71	Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2014 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting, and provides an index of disclosures recommended by the Enhanced Disclosure Task Force.
71	Critical Accounting Estimates
73	Changes in Accounting Policies in 2014
73	Future Changes in Accounting Policies
73	Transactions with Related Parties
73	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
74	Shareholders’ Auditors’ Services and Fees
75	Enhanced Disclosure Task Force
77	Enterprise-Wide Risk Management outlines our approach to managing key financial risks and other related risks we face.
78	Overview
78	Risks That May Affect Future Results
80	Framework and Risks
84	Credit and Counterparty Risk
91	Market Risk
95	Liquidity and Funding Risk
101	Operational Risk
102	Insurance Risk
102	Legal and Regulatory Risk
103	Business Risk
103	Model Risk
104	Strategic Risk
105	Reputation Risk
105	Environmental and Social Risk
106	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim financial statements and interim MD&A, annual audited consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s Chief Executive Officer and its Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.

26	BMO Financial Group 197th Annual Report 2014

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $589 billion and more than 46,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses: BMO Nesbitt Burns, BMO InvestorLine, BMO Private Banking, BMO Global Asset Management and BMO Insurance. BMO Capital Markets, our investment and corporate banking and trading products division, provides a full suite of financial products and services to North American and international clients. In the United States, BMO serves customers through BMO Harris Bank, based in the U.S. Midwest with more than two million retail, small business and commercial customers. BMO Financial Group conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Our Financial Objectives

BMO’s medium-term financial objectives for certain important performance measures are set out below. We believe that we will deliver top-tier total shareholder return and meet our medium-term financial objectives by aligning our operations with, and executing on, our strategic priorities, along with our vision and guiding principle, as outlined on the following page. We consider top-tier returns to be top-quartile shareholder returns relative to our Canadian and North American peer group.

BMO’s business planning process is rigorous and considers the prevailing economic conditions, our risk appetite, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities.

Over the medium term, our financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 7% to 10%, earn an average annual return on equity (adjusted ROE) of between 15% and 18%, generate average annual operating leverage of 2% or more and maintain strong capital ratios that exceed regulatory requirements. These objectives are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual adjusted operating leverage. In managing our operations, we balance current profitability with the need to both invest in our businesses for future growth and manage risk.

Reasons to Invest in BMO

•   Clear opportunities for growth across a diversified North American footprint:

¡   Large North American commercial banking business with
advantaged market share.

¡    Good momentum in our well-established Canadian Personal
and Commercial Banking business.

¡   Award-winning wealth franchise with strong growth opportunities in North America and select global markets.

¡    Operating leverage across our U.S. businesses.

•   Strong capital position and an attractive dividend yield.

•    Focus on efficiency through core operations and technology integration, particularly for retail businesses across North America.

•   Industry-leading customer loyalty and a focus on customer experience to increase market share and drive revenue growth.

•   Committed to the highest standards of business ethics and
corporate governance.

As at and for the periods ended October 31, 2014 (%, except as noted)	1-year	5-year*	10-year*
Average annual total shareholder return	17.1	15.5	8.4
Compound growth in annual EPS	3.9	15.8	3.8
Compound growth in annual adjusted EPS	6.1	10.4	4.4
Average annual ROE	14.0	15.0	15.0
Average annual adjusted ROE	14.4	15.2	16.2
Compound growth in annual dividends declared per share	4.8	1.9	6.8
Dividend yield**	3.8	4.4	4.5
Price-to-earnings multiple**	12.8	11.8	12.8
Market value/book value ratio**	1.70	1.62	1.78
Common Equity Tier 1 Ratio (Basel III basis)	10.1	na	na
*	5-year and 10-year growth rates reflect growth based on CGAAP in 2009 and 2004, respectively, and IFRS in 2014.
**	1-year measure as at October 31, 2014. 5-year and 10-year measures are the average of year-end values.

na – not applicable

In Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments and Outlook sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 29 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Vision

To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers and employees, the environment and the communities where we live and work.

Our Strategy in Context

Customers are redefining their expectations of the banking industry in real time. Amidst this change, we have evolved our brand position in the belief that money is personal, and a bank should be, too. Grounded in our vision, We’re here to help is a simple statement meant to inspire and guide what we do every day. We aim to help customers feel valued, understood and confident in the decisions they make.

Our strategic priorities have proven to be robust in the midst of evolving expectations, strong competitive activity and continued market uncertainty. We believe that the strength of our business model, balance sheet, risk management framework and leadership team, along with the advantages offered by the scale of our consolidated North American platform, will continue to generate sustainable growth and help us deliver on our vision and brand promise.

Our commitment to stakeholders is evident in our focus on delivering an industry-leading customer experience, managing revenue and expenses to achieve our financial goals, and maintaining a prudent approach to risk management. We are making good progress on our enterprise strategic priorities, with select accomplishments outlined below, as well as on our group strategies, detailed in the 2014 Operating Groups Performance Review, which starts on page 42.

Our Priorities and Progress

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
•	Developed capabilities in digital banking and investing to help customers in new and innovative ways:
[o]	Refreshed our public websites, bmo.com and bmoharris.com, with a brand-aligned user interface and updated navigation, enabling customers to get the help and information they need.
[o]

Enhanced our Canadian mobile banking application with a simple interface and new capabilities, including allowing customers to send Interac® e-Transfers and book branch appointments anywhere, anytime. The updated application has been well received by customers, and the number of mobile transactions has nearly doubled over the past year.

[o]	Became the first Canadian bank to give customers the ability to transfer money between Canadian and U.S. dollar accounts through our Canadian mobile banking application.
[o]

Launched an integrated Personal Banking and InvestorLine tablet application with enhanced functionality, allowing customers to seamlessly access banking and investing services online through a single secure channel.

[o]	Added automated banking machine (ABM) cheque image capture capability at more than 500 ABMs in the United States.
[o]	In Illinois, launched BMO Harris Healthy CreditTM, an innovative service offering that educates customers about their credit scores when they open an account.
•	Sponsored a variety of financial education and home ownership workshops throughout our U.S. market as part of the Federal Reserve Bank’s Money Smart Week.
•	Across North America, sponsored the second annual Talk With Our Kids About Money Day, offering tools and resources to raise financial awareness among children.
•

Enhanced our customer loyalty measurement program to provide a deeper understanding of loyalty drivers and more timely measurement at both a full relationship and transaction level, allowing us to continue improving our customers’ experience.

•

In Wealth Management, launched a new webpage designed to educate and recruit women for investment advisory careers, making BMO the first Canadian financial institution to offer a website focused exclusively on educating women about opportunities within the financial services industry.

•

Continued to develop new products designed to respond to clients’ emerging needs, including the launch of seven new exchange traded funds (ETFs) this year. Assets under management in our ETF line of business have grown to over $17 billion, a 45% increase over last year.

•

Recognized with awards across our groups, including Best Wealth Management in Canada, 2014 (Global Banking and Finance Review), Best Private Bank in Canada, 2014 (World Finance Magazine and Global Banking and Finance Review), Best Full-Service Investment Advisory in Canada (Global Banking and Finance Review), 2014 Greenwich Quality Leader for Canadian Fixed Income Research, Canadian Equity Sales, Canadian Equity Research and Analyst Service, Canadian Mergers & Acquisitions and Canadian Equity Capital Markets (Greenwich Associates) and World’s Best Metals & Mining Investment Bank (Global Finance) for the fifth consecutive year.

2.	Enhance productivity to drive performance and shareholder value.

Although we did not have positive operating leverage this year, we made significant progress on a range of productivity initiatives as follows:

•	In Personal and Commercial Banking (P&C), we continued to make improvements to our processes, enabling front-line employees to add new customers and strengthen existing relationships:
[o]

In Canadian P&C, implemented a new commercial lending platform, enabling consistent process execution and a better customer experience. Also completed the migration of retail credit card accounts to a better platform providing new functionality, including enhanced risk management capabilities.

[o]	In U.S. P&C, enhanced training for our treasury sales force, which resulted in productivity gains of 22% for commercial banking and 53% for business banking, compared to the prior year.
[o]

In Canadian P&C, our leads management engine continued to provide our customers with relevant and timely offers and services, increasing share of wallet and contributing to the personal banking revenue growth achieved in 2014.

[o]	In Canadian P&C, expanded relationships with our customers and streamlined organizational structures and processes, resulting in continued strong volume growth and greater sales force productivity.

28	BMO Financial Group 197th Annual Report 2014

•	Reviewed our cost structure to find greater efficiency:
[o]	Continued to roll out new branch formats offering smaller, more flexible and more cost-effective points of distribution across North America.
[o]	Improved technological and analytical capabilities, which in turn improved oversight and management of BMO’s procurement expenses, including travel, recruitment and print services.
•	Grew our distribution capacity:
[o]	Continued to build sales capacity in our North American branch network, opening or upgrading more than 130 branches and expanding our ABM network.
[o]

Improved online sales processes, resulting in greater sales volumes on our online channel. Online retail banking sales levels across Canada and the United States are now equivalent to sales at over 120 branches.

3.	Leverage our consolidated North American platform to deliver quality earnings growth.
•	Continued to develop consolidated North American capabilities and platforms in priority areas:
[o]	Developed consistent branding in Canadian and U.S. P&C businesses, building on common customer insights and changing expectations of the banking industry.
[o]	Maintained key North-South leadership mandates to achieve greater consistency and eliminate duplication.
•	Continued to expand our business and capabilities in the United States:
[o]

In Premier Services, our mass affluent client service model placed more than 100 banker-advisor teams in markets across the country. This program provides clients with personalized, holistic financial solutions.

[o]	Increased total sales generated per mortgage banker by 37% through enhanced coaching focused on the realtor and purchase business and a more effective approach to the credit approval process.
[o]	Posted our best ever investment banking performance in the United States, with record revenue performance for Mergers & Acquisitions, Acquisitions & Divestitures and Equity Capital Markets.
•

Introduced compelling offers in Canada that increased sales and established and strengthened client relationships, including the BMO World Elite MasterCard UPGRADE, our Spring Home Financing and Summer Everyday Banking campaigns.

4.	Expand strategically in select global markets to create future growth.
•

Completed the acquisition of F&C Asset Management plc (F&C). This acquisition strengthens the position of BMO Global Asset Management as a globally significant money manager, adding scale, capabilities and resources to its asset management platform and providing attractive cross-selling opportunities.

•	Ranked among Top 20 global investment banks, and 13th-largest investment bank in North and South America based on fees by Thomson Reuters.
•	Expanded our Capital Markets footprint in London, the hub of our Europe, Middle East and Africa activity, supporting our focused leadership expertise and enhancing our ability to execute global deals.
•	Added Trade Finance capabilities in Hong Kong, further strengthening our overall Asia platform.

5.	Ensure our strength in risk management underpins everything we do for our customers.
•	Significantly reduced our U.S. impaired loan portfolio.
•	Received approval to use the Advanced Measurement Approach to manage operational risk.
•	Further embedded our risk culture across the enterprise with the rotation of more than 100 employees and executives across risk management and the operating groups.
•	Enhanced our risk appetite framework with stronger linkages to strategic planning, performance management and compensation.
•	Continued to develop our risk infrastructure to support the efficiency and effectiveness of risk management.

Factors That May Affect Future Results

As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide

Risk Management section starting on page 77 describes a number of risks, including credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, environmental and social. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 78, and the credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social risk sections starting on page 84, which outline in detail certain of these key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default would be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the risk of future credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section of this document.

BMO Financial Group 197th Annual Report 2014	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments and Outlook

Economic and Financial Services Developments in 2014

After strengthening in 2013, the rate of economic growth in Canada improved further to approximately 2.4% in 2014. Despite continued weakness in the Eurozone economy and slower growth in China, Canadian exports picked up in response to stronger U.S. demand and a weaker Canadian dollar. In addition, rising energy output drove rapid growth in Alberta’s economy. Consumer spending remained robust, led by record numbers of motor vehicle sales, although elevated debt levels continued to curb personal loan growth. While housing markets strengthened in a few major cities, activity slowed or remained modest in most regions, keeping residential mortgage growth steady at approximately 5%. Household credit quality remained solid, with delinquency rates on credit card loans and residential mortgages trending below historical averages. Despite weaker business investment, commercial loan demand continues to grow at a healthy rate due to low interest rates and attractive financing conditions. Demand for non-residential mortgages has been supported by low commercial real estate vacancy rates. Personal deposit growth continued to moderate, in part reflecting depositors’ preference for higher-yielding assets and mutual funds. By contrast, a sharp increase in corporate profits supported business deposit growth. The unemployment rate fell to a six-year low of 6.5% in October, as employment growth picked up even as companies strove to improve productivity and competitiveness. Although inflation rose moderately, the Bank of Canada held its overnight interest rate target at 1% for a fourth consecutive year in response to weaker job growth. Longer-term interest rates declined, reflecting more aggressive monetary easing in the United States and lower interest rates in the Eurozone and Japan. In addition, geopolitical conflicts threaten to slow the global economy.

The rate of economic growth in the United States remained moderate at approximately 2.3% in 2014, largely as a result of severe winter weather in the first quarter, but rebounded strongly in the second quarter due to an upswing in motor vehicle sales and business spending. Demand for commercial credit and automotive financing strengthened and growth in consumer credit gained momentum. However, slower housing market activity, due in part to tighter mortgage lending rules, restrained residential loan demand growth. Employment growth was relatively strong, with the unemployment rate reaching a six-year low of 5.8% in October from 7.2% a year earlier. The Federal Reserve maintained its near-zero interest rate policy for a sixth consecutive year, but ended its long-standing program to purchase fixed income securities. Longer-term interest rates declined in response to expansionary monetary policies in Europe and Japan.

In the U.S. Midwest, which includes the six contiguous states in BMO’s U.S. footprint, the economy grew in line with the national average, supported by less restrictive fiscal policies, an upturn in business spending and continued expansion in the automobile and housing industries.

Economic and Financial Services Outlook for 2015

Economic growth in Canada is expected to reach 2.4% in the coming year, led by growth in exports in response to the strengthening U.S. economy and a weaker Canadian dollar. Improved exports are expected to support business spending and commercial loan growth, though lower oil prices will slow investment in the energy sector. High levels of household debt and expected moderate increases in interest rates will likely dampen consumer spending and housing market activity, restraining personal loan and mortgage demand. A firmer economy is expected to reduce the unemployment rate slightly further to 6.4% by the end of 2015 and prompt the Bank of Canada to raise interest rates in the fall. The Canadian dollar is projected to weaken moderately further due to the trade deficit and long-term interest rates that are higher in the United States than in Canada.

Economic growth in the United States is projected to reach 3% in 2015, lowering the unemployment rate to 5% by December 2015. Relatively low interest rates, lower gasoline prices, improved household finances and pent-up demand for automobiles should encourage a pickup in consumer spending and personal loan growth. Demand for residential mortgages will likely grow as housing affordability remains healthy. Lower vacancy rates for commercial and industrial properties should support growth in non-residential construction. An improving economy and easier credit conditions should continue to sustain growth in business investment and loans. The Federal Reserve is expected to raise the federal funds rate by the middle of 2015, resulting in moderate upward pressure on longer-term interest rates. Growth in the U.S. Midwest economy is expected to climb to 2.7% in 2015, supported by ongoing expansion in the automobile industry, continued strength in business spending and improved global demand.

Note: Data points are averages for the month, quarter or year, as appropriate. References to years are calendar years.

30	BMO Financial Group 197th Annual Report 2014

Value Measures

Total Shareholder Return

The average annual total shareholder return (TSR) is a key measure of shareholder value, and is confirmation that our strategic priorities drive value creation for our shareholders. Our one-year TSR of 17.1% and our five-year average annual TSR of 15.5% were strong, and both outperformed the comparable Canadian indices. Our three-year average annual TSR of 16.7% was also strong, outperforming the overall market return in Canada, despite being lower than the S&P/TSX Financial Services Index.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2010 would have been worth $2,055 at October 31, 2014, assuming reinvestment of dividends, for a total return of 105.5%.

On December 2, 2014, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.80 per common share, an increase of $0.02 per share or 3% from the prior quarter and up $0.04 per share or 5% from a year ago. The dividend is payable February 26, 2015 to shareholders of record on February 2, 2015. We have increased our quarterly dividend declared three times over the past two years from $0.72 per common share for the first quarter of 2013. Dividends paid over a ten-year period have increased at an average annual compound rate of 7.3%.

Total Shareholder Return

For the year ended October 31	2014	2013	2012	2011	2010	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	81.73	72.62	59.02	58.89	60.23	11.5	10.3
Dividends paid ($ per share)	3.04	2.92	2.80	2.80	2.80	2.8	1.7
Dividend yield (%)	3.8	4.0	4.8	4.8	4.6	nm	nm
Increase (decrease) in share price (%)	12.5	23.0	0.2	(2.2)	20.3	nm	nm
Total annual shareholder return (%) (2)	17.1	28.8	5.2	2.4	26.4	16.7	15.5
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
nm	– not meaningful

BMO Financial Group 197th Annual Report 2014	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

(Canadian $ in millions, except as noted)	2014	2013	2012

Reported Results
Revenue	16,718	16,063	15,929
Provision for credit losses	(561)	(587)	(764)
Non-interest expense	(10,921)	(10,226)	(10,135)
Income before income taxes	5,236	5,250	5,030
Provision for income taxes	(903)	(1,055)	(874)
Net income	4,333	4,195	4,156
EPS ($)	6.41	6.17	6.10

Adjusting Items (Pre-tax) (1)
Credit-related items on the purchased performing loan portfolio (see below*)	–	406	407
Acquisition integration costs (2)	(20)	(251)	(402)
Amortization of acquisition-related intangible assets (3)	(140)	(125)	(134)
Decrease in the collective allowance for credit losses (4)	–	2	82
Run-off structured credit activities (5)	–	40	264
Restructuring costs (6)	–	(82)	(173)
Adjusting items included in reported pre-tax income	(160)	(10)	44

Adjusting Items (After tax) (1)
Credit-related items on the purchased performing loan portfolio (see below*)	–	250	251
Acquisition integration costs (2)	(16)	(155)	(250)
Amortization of acquisition-related intangible assets (3)	(104)	(89)	(96)
Decrease (increase) in the collective allowance for credit losses (4)	–	(9)	53
Run-off structured credit activities (5)	–	34	261
Restructuring costs (6)	–	(59)	(122)
Adjusting items included in reported net income after tax	(120)	(28)	97
Impact on EPS ($)	(0.18)	(0.04)	0.15

Adjusted Results
Revenue	16,718	15,372	14,866
Provision for credit losses	(561)	(357)	(470)
Non-interest expense	(10,761)	(9,755)	(9,410)
Income before income taxes	5,396	5,260	4,986
Provision for income taxes	(943)	(1,037)	(927)
Net income	4,453	4,223	4,059
EPS ($)	6.59	6.21	5.95
*Credit-related items on the purchased performing loan portfolio are comprised of the following amounts: (7)
Revenue (8)	–	638	783
Provision for credit losses		(232)	(376)
Increase in pre-tax income	–	406	407
Provision for income taxes	–	(156)	(156)
Increase in reported net income after tax	–	250	251

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Adjusting items in 2013 and prior years are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups. Acquisition integration costs in 2014 related to F&C are charged to Wealth Management.
(2)	Acquisition integration costs are included in non-interest expense.
(3)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 44, 46, 49, 52 and 55.
(4)	In 2014, changes to the collective allowance include the impact of changes in the purchased performing portfolio. In 2013 and 2012, the impact of the purchased performing portfolio on the collective allowance is reflected in credit-related items.
(5)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenues in non-interest revenue.
(6)	Restructuring charge to align our cost structure with the current and future business environment as part of a broader effort to improve productivity.
(7)	Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio, including $238 million of revenue and $82 million of specific provisions for credit losses in 2014.
(8)	Recognition in net interest income of a portion of the credit mark on the purchased performing loan portfolio.

32	BMO Financial Group 197th Annual Report 2014

Summary Financial Results and Earnings per Share Growth

The year-over-year percentage change in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.

EPS was $6.41, up $0.24 or 4% from $6.17 in 2013. Adjusted EPS was $6.59, up $0.38 or 6% from $6.21 in 2013. Our three-year average annual adjusted EPS growth rate was 9%, in line with our current medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%. EPS growth in both 2014 and 2013 reflected increased earnings. Adjusted net income available to common shareholders was 40% higher over the three-year period from the end of 2011, while the average number of diluted common shares outstanding increased 7% over the same period.

Net income was $4,333 million in 2014, up $138 million or 3% from the previous year. Adjusted net income was $4,453 million, up $230 million or 5%.

On an adjusted basis, there was good revenue growth in 2014. Higher revenues exceeded incremental costs, contributing to growth in net income. There were higher provisions for credit losses and a lower effective income tax rate in 2014.

There was strong adjusted net income growth in Canadian P&C and 3% growth in BMO Capital Markets and U.S. P&C on a U.S. dollar basis, with a modest decline in Wealth Management and lower results in Corporate Services.

Canadian P&C reported net income increased $202 million or 11% to $2,014 million, due to continued good revenue growth driven by strong loan and deposit growth, partially offset by higher expenses. Expenses rose primarily due to continued investment in the business, net of expense management. Canadian P&C results are discussed in the operating group review on page 45.

U.S. P&C adjusted net income increased $17 million or 3% to $636 million on a U.S. dollar basis. Lower provisions for credit losses were partially offset by lower revenue. The benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue. U.S. P&C results are discussed in the operating group review on page 48.

Wealth Management adjusted net income was $848 million, down $9 million or 1% from a year ago, as the prior year included a $121 million after-tax security gain. Adjusted net income in traditional wealth of $562 million decreased $34 million. Strong growth of $87 million, including the contribution from the acquired F&C business, was more than offset by the security gain in the prior year. Adjusted net income in insurance was $286 million, up $25 million or 9%. Wealth Management results are discussed in the operating group review on page 51.

BMO Capital Markets reported net income increased $35 million or 3% to $1,079 million. The increase reflected growth in revenue across both Investment and Corporate Banking and Trading Products, with good contribution from our U.S. businesses. This growth was partially offset by an increase in expenses. BMO Capital Markets results are discussed in the operating group review on page 54.

Corporate Services adjusted net loss for the year was $193 million, compared with an adjusted net loss of $133 million a year ago. Adjusted results decreased due to lower adjusted recoveries, primarily on the purchased credit impaired loan portfolio, partially offset by better adjusted revenues which included the purchased performing loan portfolio results. Corporate Services results are discussed in the operating group review on page 57.

Changes to reported and adjusted net income for each of our operating groups are discussed in more detail in the 2014 Operating Groups Performance Review, which starts on page 42.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity

In 2014 we held higher levels of average common shareholders’ equity as a result of increased capital expectations for banks internationally. As a result, return on equity (ROE) was 14.0% in 2014 and adjusted ROE was 14.4%, compared with 14.9% and 15.0%, respectively, in 2013. There was an increase of $147 million in earnings ($239 million in adjusted earnings) available to common shareholders in 2014. Average common shareholders’ equity increased by $2.7 billion from 2013.

Return on Equity and Adjusted Return on Equity (Canadian $ in millions, except as noted)

For the year ended October 31	2014	2013	2012	2011*	2010*
Reported net income	4,333	4,195	4,156	3,114	2,810
Attributable to non-controlling interest in subsidiaries (1)	(56)	(65)	(74)	(73)	na
Preferred dividends	(120)	(120)	(136)	(146)	(136)
Net income available to common shareholders	4,157	4,010	3,946	2,895	2,674
Average common shareholders’ equity	29,680	26,956	24,863	19,145	17,980
Return on equity (%)	14.0	14.9	15.9	15.1	14.9
Adjusted net income available to common shareholders	4,277	4,038	3,849	3,056	2,780
Adjusted return on equity (%)	14.4	15.0	15.5	16.0	15.0

*2010 is based on CGAAP. 2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Prior to 2011, non-controlling interest in subsidiaries was deducted in the determination of net income.
na	– not applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Basel III Common Equity Tier 1 Ratio

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio is the last of our four key value measures. BMO’s CET1 Ratio is strong and exceeds the Office of the Superintendent of Financial Institutions Canada’s requirements for large Canadian banks. Our CET1 Ratio was 10.1% at October 31, 2014, compared to 9.9% at October 31, 2013. The CET1 Ratio increased by 20 basis points from the end of fiscal 2013 primarily due to higher capital, partially offset by the impact of the F&C acquisition and a moderate increase in risk-weighted assets.

34	BMO Financial Group 197th Annual Report 2014

2014 Financial Performance Review

This section provides a review of our enterprise financial performance for 2014 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 123. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2013 appears on page 61. This section contains adjusted results, which are non-GAAP and are disclosed in more detail in the Non-GAAP Measures section on page 32.

Highlights

•

Revenue increased $655 million or 4% in 2014 to $16,718 million. Adjusted revenue increased $1,346 million or 9% to $16,718 million. The increase was mainly due to revenue growth in Canadian P&C, Wealth Management and BMO Capital Markets, and continues to demonstrate the benefits of our diversified business mix and successful execution against our strategic priorities. The impact of the stronger U.S. dollar increased revenue growth by $310 million.

•

Revenue growth in Canadian P&C reflected strong loan and deposit growth. Wealth Management revenue increased $385 million or 11% to $3,833 million. Revenue growth was driven by increases across all the businesses and a contribution from the acquired F&C business, partly offset by a security gain in the prior year. BMO Capital Markets revenue growth was driven by higher net securities gains and increases in trading revenues, lending revenues and investment banking fees, particularly in our U.S. platform. U.S. P&C revenue decreased modestly on a U.S. dollar basis, as the benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue. Corporate Services adjusted revenues improved from the prior year.

•

Provisions for credit losses totalled $561 million in the current year, down from $587 million in 2013. Adjusted provisions for credit losses totalled $561 million, up from $357 million in 2013, primarily due to lower recoveries on the purchased credit impaired loan portfolio.

•

Adjusted non-interest expense increased $1,006 million or 10% to $10,761 million primarily due to continued investment in the business, higher employee-related costs, including severance, increased regulatory costs, the impact of the stronger U.S. dollar and the acquired F&C business.

•

The effective income tax rate in 2014 was 17.2%, compared with 20.1% in 2013. The adjusted effective income tax rate(1) was 17.5%, compared with 19.7% in 2013. The lower adjusted effective rate in 2014 was mainly attributable to higher tax-exempt income and a lower proportion of income from higher tax-rate jurisdictions.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Impact of Business Acquisitions

BMO Financial Group has selectively acquired a number of businesses, as outlined in Note 12 on page 153 of the financial statements. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines the impact of these acquisitions on BMO’s adjusted revenue, non-interest expense and net income for 2014 and 2013 to assist in analyzing changes in results. The effect on adjusted net income includes the impact of provisions for credit losses and income taxes, which are not disclosed separately in the table.

For 2014, on an adjusted basis, the business acquisitions contributed $221 million of revenues, $178 million of non-interest expense and $34 million of net income.

Impact of Business Acquisitions on Adjusted Operating Results (1) (Canadian $ in millions)

For the year ended October 31	2014	2013
Total revenue	221	20
Non-interest expense (2)	178	32
Net income (loss)	34	(9)
(1)	Results for both 2014 and 2013 include the results of the acquired Asia-based wealth management business, which is part of our Wealth Management reporting segment, and the results of Aver Media LP, which is part of our Canadian P&C reporting segment. Results for 2014 also include the results of F&C Asset Management plc, which is part of our Wealth Management reporting segment.
(2)	Adjusted non-interest expense in 2013 includes acquisition and integration costs in respect of the acquired Asia-based wealth management business and Aver Media LP.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange

The U.S. dollar was stronger compared to the Canadian dollar at October 31, 2014 than at October 31, 2013. BMO’s U.S.-dollar-denominated assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2014, which is used in the translation of BMO’s U.S.-dollar-denominated revenues and expenses, was higher in 2014 than in 2013. Consequently, the Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for (recoveries of) credit losses and income taxes in 2014 increased relative to the preceding year. The table below indicates average Canadian/U.S. dollar exchange rates in 2014, 2013 and 2012 and the impact of changes in the average rates on our U.S. segment results. At October 31, 2014, the Canadian dollar traded at $1.127 per U.S. dollar. It traded at $1.043 per U.S. dollar at October 31, 2013.

Changes in the exchange rate will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise. If future results are consistent with results in 2014, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of U.S.-dollar-denominated adjusted net income before income taxes for the year by $10 million in the absence of hedging transactions.

BMO may execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results

(Canadian $ in millions, except as noted)	2014 vs. 2013	2013 vs. 2012
Canadian/U.S. dollar exchange rate (average)
2014	1.094
2013	1.024	1.024
2012		1.003

Effects on reported results
Increased net interest income	182	57
Increased non-interest revenue	143	39
Increased revenues	325	96
Increased recovery of (provision for) credit losses	(1)	4
Increased expenses	(252)	(75)
Increased income taxes	(15)	(8)
Increased reported net income	57	17

Effects on adjusted results
Increased net interest income	167	48
Increased non-interest revenue	143	39
Increased revenues	310	87
Increased recovery of credit losses	3	4
Increased expenses	(246)	(69)
Increased income taxes	(12)	(6)
Increased adjusted net income	55	16

Caution

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Revenue

Revenue increased $655 million or 4% in 2014 to $16,718 million.

Amounts in the rest of this Revenue section are stated on an adjusted basis.

Adjusted revenue increased $1,346 million or 9% to $16,718 million mainly due to growth in Canadian P&C, Wealth Management and BMO Capital Markets. The stronger U.S. dollar added $310 million or 2% to adjusted revenue growth. BMO analyzes revenue at the consolidated level based on GAAP revenues as reported in the financial statements, and on an adjusted basis. Consistent with our Canadian peer group, we analyze revenue on a taxable equivalent basis (teb) at the operating group level. The teb adjustments for 2014 totalled $476 million, up from $344 million in 2013.

Canadian P&C revenue increased $389 million or 6% due to strong loan and deposit growth.

Wealth Management revenue increased $385 million or 11% to $3,833 million. Revenue growth was driven by increases across all the businesses and a contribution from the acquired F&C business, partly offset by a security gain in the prior year.

BMO Capital Markets revenue increased $332 million or 10% to $3,724 million, driven by higher net securities gains and increases in trading revenues, lending revenues and investment banking fees, particularly in our U.S. platform. The stronger U.S. dollar increased revenue by $85 million.

U.S. P&C revenue decreased $45 million or 2% to $2,796 million on a U.S. dollar basis as the benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue.

Corporate Services adjusted revenues improved by $89 million or 18%, mainly due to the inclusion of purchased performing loan revenue, partially offset by a higher group teb offset.

Adjusted revenue excluded the portion of the credit mark recorded in net interest income on the purchased performing loan portfolio and income or losses from run-off structured credit activities for 2013 and 2012, which are recorded in Corporate Services, as discussed in the Non-GAAP Measures section on page 32.

Revenue and Adjusted Revenue (Canadian $ in millions, except as noted)

For the year ended October 31	2014	2013	2012	2011*	2010
Net interest income	8,461	8,677	8,937	7,474	6,235
Year-over-year growth (%)	(3)	(3)	20	20	12
Non-interest revenue	8,257	7,386	6,992	6,469	6,004
Year-over-year growth (%)	12	6	8	8	9
Total revenue	16,718	16,063	15,929	13,943	12,239
Year-over-year growth (%)	4	1	14	14	11
Adjusted net interest income	8,461	8,020	8,158	7,248	6,235
Year-over-year growth (%)	5	(2)	13	16	12
Adjusted non-interest revenue	8,257	7,352	6,708	6,494	6,004
Year-over-year growth (%)	12	10	3	8	–
Total adjusted revenue	16,718	15,372	14,866	13,742	12,239
Year-over-year growth (%)	9	3	8	12	6
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011. 2011 has not been restated to reflect the new IFRS standards adopted in 2014.

Taxable equivalent basis (teb) Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt items to a level that would incur tax at the statutory rate, to facilitate comparisons. This adjustment is offset in Corporate Services.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

36	BMO Financial Group 197th Annual Report 2014

Net Interest Income

Net interest income for the year was $8,461 million, a decrease of $216 million or 3% from 2013. Adjusted net interest income of $8,461 million increased $441 million or 5%, due to volume growth, revenue from the purchased performing loan portfolio and the impact of the stronger U.S. dollar, partially offset by lower net interest margin. The impact of the stronger U.S. dollar increased adjusted net interest income by $167 million.

Adjusted net interest income excluded amounts related to the credit mark on the purchased performing loan portfolio in 2013 and 2012.

BMO’s average earning assets increased $43.6 billion or 9% in 2014, including a $13.5 billion increase as a result of the stronger U.S. dollar. There was strong growth in all of the operating groups.

The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s average earning assets and changes in net interest income in Corporate Services. Changes are discussed in the 2014 Operating Groups Performance Review section on page 42.

Table 5 on page 110 and Table 6 on page 111 provide further details on net interest income and net interest margin.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)			Average earning assets			Net interest margin
	(Canadian $ in millions)		Change	(Canadian $ in millions)		Change	(in basis points)
For the year ended October 31	2014	2013	%	2014	2013	%	2014	2013	Change
Canadian P&C	4,772	4,526	5	183,947	171,285	7	259	264	(5)
U.S. P&C	2,488	2,327	7	66,565	58,369	14	374	399	(25)
Personal and Commercial Banking (P&C)	7,260	6,853	6	250,512	229,654	9	290	298	(8)
Wealth Management	560	558	1	21,169	19,399	9	265	287	(22)
BMO Capital Markets	1,179	1,202	(2)	223,677	202,960	10	53	59	(6)
Corporate Services, including Technology and Operations	(538)	(593)	(9)	33,428	33,178	1	nm	nm	nm
Total BMO adjusted	8,461	8,020	5	528,786	485,191	9	160	165	(5)
Adjusting items impacting net interest income	–	657	nm	na	na	na	nm	nm	nm
Total BMO reported	8,461	8,677	(3)	528,786	485,191	9	160	179	(19)

  na – not applicable

  nm – not meaningful

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Revenue (Canadian $ in millions)

				Change from 2013

For the year ended October 31	2014	2013	2012	(%)
Securities commissions and fees	934	846	825	10
Deposit and payment service charges	1,002	916	929	9
Trading revenues	949	849	1,025	12
Lending fees	680	603	544	13
Card fees	462	461	441	–
Investment management and custodial fees	1,246	971	967	28
Mutual fund revenues	1,073	832	665	29
Underwriting and advisory fees	744	659	600	13
Securities gains, other than trading	162	285	152	(43)
Foreign exchange, other than trading	179	172	153	4
Insurance income	503	445	335	13
Other	323	347	356	(7)
Total BMO reported	8,257	7,386	6,992	12
Total BMO adjusted	8,257	7,352	6,708	12

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $8,257 million in 2014, an increase of $871 million or 12% from 2013. Adjusted non-interest revenue increased $905 million or 12%, with the majority of the growth driven by strong performance in Wealth Management and BMO Capital Markets, as well as good growth in Canadian P&C.

Investment management and custodial fees increased $275 million or 28% and mutual fund revenues increased $241 million or 29%, both due to growth in client assets and a contribution from the acquired F&C business.

Trading revenues increased $100 million or 12% and are discussed in the Trading-Related Revenues section that follows.

Securities commissions and fees increased $88 million or 10%. These revenues consist largely of brokerage commissions within Wealth Management, which account for about three-quarters of the total, and institutional equity trading commissions within BMO Capital Markets. In Wealth Management, securities commissions were up 9% due to growth in client assets, with BMO Capital Markets increasing 13% due to higher client activity.

Deposit and payment service charges increased $86 million or 9%, primarily due to growth in Canadian P&C.

Underwriting and advisory fees increased $85 million or 13% reflecting higher activity levels particularly in equity underwriting.

Lending fees increased $77 million or 13%, primarily due to strong growth in lending activity in BMO Capital Markets and in the Canadian P&C loan portfolio.

Insurance income increased $58 million or 13%, primarily due to the beneficial impact of changes in the approach to calculating the ultimate reinvestment rate less the impact of annual actuarial assumption changes.

Foreign exchange, other than trading increased by $7 million or 4%.

Securities gains decreased by $123 million or 43% due to a security gain in Wealth Management of $191 million in the prior year, partially offset by higher net securities gains in BMO Capital Markets.

Card fees were relatively unchanged from the prior year.

Other non-interest revenue includes various sundry amounts and decreased by $24 million or 7% from the prior year.

Adjusted non-interest revenue excluded the income or losses from run-off structured credit activities in 2013 and 2012, which were mainly included in trading revenues.

Table 3 on page 108 provides further details on revenue and revenue growth.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

38	BMO Financial Group 197th Annual Report 2014

Trading-Related Revenues

Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of the net positions. On a limited basis, BMO also earns revenue from principal trading positions.

Interest and non-interest trading-related revenues decreased $93 million or 9% from 2013. Adjusted trading-related revenues were $933 million in 2014, down $39 million or 4%. Interest rate trading-related revenues decreased $154 million or 32%, primarily due to decreased client activity in our fixed income businesses and the unfavourable impact from a funding valuation adjustment implemented in 2014. Foreign exchange trading-related revenues were up $71 million or 25% from 2013, primarily driven by increased client activity levels. Equities trading-related revenues increased $127 million or 25%, primarily due to increased activity with corporate and investor clients and a conducive market environment. Commodities trading-related revenues increased $3 million.

Nominal revenues from run-off structured credit activities in 2014, compared to $34 million in 2013, are included in other trading revenues in the adjacent table. Prior to 2014, these revenues were adjusting items and excluded from adjusted trading-related revenues.

The Market Risk section on page 91 provides more information on trading-related revenues.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenues (1)

(Canadian $ in millions) (taxable equivalent basis)				Change from 2013

For the year ended October 31	2014	2013	2012	(%)
Interest rates	325	479	449	(32)
Foreign exchange	356	285	269	25
Equities	626	499	413	25
Commodities	46	43	66	7
Other (2)	13	29	267	(55)
Total (teb)	1,366	1,335	1,464	2
Teb offset	433	309	234	40
Total	933	1,026	1,230	(9)
Reported as:
Net interest income	417	486	439	(14)
Non-interest revenue – trading revenues	949	849	1,025	12
Total (teb)	1,366	1,335	1,464	2
Teb offset	433	309	234	40
Total	933	1,026	1,230	(9)
Adjusted net interest income net of teb offset	(16)	157	209	(+100)
Adjusted non-interest revenue – trading revenues	949	815	741	16
Adjusted total	933	972	950	(4)
(1)	Trading-related revenues are presented on a taxable equivalent basis.
(2)	Includes nominal revenues from run-off structured credit activities in 2014 ($34 million in 2013; $284 million in 2012) and hedging exposures in BMO’s structural balance sheet. Prior to 2014, the structured credit revenues were adjusting items and excluded from adjusted trading-related revenues.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses

The provision for credit losses (PCL) was $561 million in the current year, down from $587 million in 2013 and up from $357 million in 2013 on an adjusted basis. There were no adjusting items in the current year. The prior year included a $240 million specific provision on the purchased performing loan portfolio and a $10 million decrease in the collective allowance. The increase in adjusted PCL was due to a significant reduction in recoveries on the purchased credit impaired portfolio and provisions on the purchased performing loan portfolio, offset in part by reduced provisions in Canadian P&C and U.S. P&C.

PCL as a percentage of average net loans and acceptances declined to 0.19% in 2014 from 0.22% in 2013. This positive ratio trend reflects lower new provisions across both our consumer and commercial loan portfolios, compared to 2013.

On an operating group basis, most of our provisions relate to Personal and Commercial Banking. In Canadian P&C, PCL decreased by $31 million to $541 million in 2014, reflecting lower provisions in both the commercial and consumer portfolios. U.S. P&C PCL was $164 million, down $59 million from 2013, primarily reflecting better credit quality in the consumer loan portfolio. Wealth Management had a $3 million recovery in 2014, compared to a provision of $3 million in the previous year. BMO Capital Markets recorded a net recovery of $18 million, down from a net recovery of $36 million in the prior year. Corporate Services adjusted recoveries of credit losses of $123 million in 2014 were down from $405 million in 2013, primarily reflecting $158 million lower recoveries on the purchased credit impaired loan portfolio, provisions of $82 million on the purchased performing loan portfolio and $64 million higher provisions on the impaired real estate secured loan portfolio.

On a geographic basis, the majority of our provisions relate to our Canadian loan portfolio. Specific PCL in Canada and other countries (excluding the United States) was $527 million, compared to $566 million in 2013. Specific adjusted PCL in the United States was $34 million, down from a $209 million recovery in 2013, reflecting lower recoveries of credit losses on the purchased credit impaired loans and provisions on the purchased performing loan portfolio in 2014. Note 4 on page 136 of the financial statements provides PCL information on a geographic basis. Table 15 on page 118 provides further PCL segmentation information.

Provision for Credit Losses

For the year ended October 31 (Canadian $ in millions, except as noted)	2014	2013	2012
New specific provisions	1,413	1,636	1,859
Reversals of previously established allowances	(228)	(267)	(252)
Recoveries of loans previously written off	(624)	(772)	(846)
Specific provision for credit losses	561	597	761
Increase (decrease) in collective allowance	–	(10)	3
Provision for credit losses (PCL)	561	587	764
PCL as a % of average net loans and acceptances (annualized) (1)	0.19	0.22	0.31
(1) Certain ratios for 2012 were restated in the first quarter of 2013 to reflect the reclassified balance sheet presentation.

Provision for Credit Losses by Operating Group (1)

For the year ended October 31 (Canadian $ in millions)	2014	2013	2012
Canadian P&C	541	572	613
U.S. P&C	164	223	274
Personal and Commercial Banking	705	795	887
Wealth Management	(3)	3	22
BMO Capital Markets	(18)	(36)	6
Corporate Services, including T&O (2)
Impaired real estate loans	21	(43)	20
Interest on impaired loans	26	48	44
Purchased credit impaired loans	(252)	(410)	(509)
Purchased performing loans (2)	82	–	–
Adjusted provision for credit losses	561	357	470
Purchased performing loans (2)	–	240	291
Increase (decrease) in collective allowance	–	(10)	3
Provision for credit losses	561	587	764

(1)  Effective the first quarter of 2013, provisions in the operating groups are reported on an actual loss basis and interest on impaired loans is allocated to the operating groups. Results for prior periods have been restated accordingly.

(2)  Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section on page 32.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

40	BMO Financial Group 197th Annual Report 2014

Non-Interest Expense

Non-interest expense increased $695 million or 7% to $10,921 million in 2014.

Amounts in the rest of this Non-Interest Expense section are stated on an adjusted basis, unless otherwise noted.

Adjusted non-interest expense excludes acquisition integration costs for certain significant acquisitions and amortization of acquisition-related intangible assets in 2014, 2013 and 2012, and restructuring costs in 2013 and 2012 to align our cost structure with the environment.

Adjusted non-interest expense increased $1,006 million or 10% to $10,761 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by 8%.

The dollar and percentage changes in expense by category are outlined in the adjacent Adjusted Non-Interest Expense and Non-Interest Expense table. Table 4 on page 109 provides more detail on expenses and expense growth.

Performance-based compensation increased 13%, excluding the impact of the stronger U.S. dollar, in part due to acquisitions, with the remainder mainly driven by improved revenue in Wealth Management and BMO Capital Markets. Other employee compensation, which includes salaries, benefits and severance, increased 4%, excluding the impact of the stronger U.S. dollar, due to continued investment in the business and higher severance.

Premises and equipment costs increased $165 million or 9%, due to higher costs related to technology investments.

Other adjusted expenses increased $316 million or 14%, reflecting increases in legal and regulatory costs, professional fees and marketing costs.

BMO’s reported efficiency ratio increased by 160 basis points to 65.3% in 2014. The adjusted efficiency ratio increased by 90 basis points to 64.4%. The adjusted efficiency ratio excluding PBCAE(1) was 59.1% in 2014 compared to 60.4% in 2013.

Canadian P&C is BMO’s largest operating segment, and its reported efficiency ratio of 50.2% improved by 100 basis points mainly due to good revenue growth and disciplined cost management.

The adjusted efficiency ratio in Wealth Management increased by 480 basis points to 71.8%, mainly due to a security gain in the prior year and the settlement of a legal matter in 2014.

BMO Capital Markets reported efficiency ratio increased by 180 basis points to 63.2% as the rate of growth in revenue across both Investment and Corporate Banking and Trading Products was more than offset by the pace of growth on employee-related costs and increased support costs, both driven by a changing business and regulatory environment, as well as by stronger performance.

The adjusted efficiency ratio in U.S. P&C increased by 170 basis points to 63.4% primarily due to lower revenue.

Reported operating leverage was negative 2.7% in 2014 and adjusted operating leverage was negative 1.6%. We aim to improve efficiency and generate operating leverage by driving revenue growth through a strong customer focus and by maintaining disciplined cost management while making selective investments.

Examples of initiatives to enhance productivity are outlined in the 2014 Operating Groups Performance Review, which starts on page 42.

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

The efficiency ratio (or expense-to-revenue ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is another key measure of productivity and is calculated in the same manner, utilizing adjusted revenue and expense.

Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense (%)

For the year ended October 31	2014	2013	2012
Significant businesses acquired	1.5	0.4	10.2
Canadian/U.S. dollar translation effect, excluding acquisitions	2.5	0.8	0.7
Other	6.3	2.5	0.4
Total adjusted non-interest expense growth	10.3	3.7	11.3
Impact of adjusting items	(3.5)	(2.8)	4.6
Total non-interest expense growth	6.8	0.9	15.9

Adjusted Non-Interest Expense and Non-Interest Expense (Canadian $ in millions, except as noted)

			Change from 2013
For the year ended October 31	2014	2013	2012	(%)
Performance-based compensation	1,939	1,682	1,641	15
Other employee compensation	4,294	4,026	3,710	7
Total employee compensation	6,233	5,708	5,351	9
Premises and equipment	1,908	1,743	1,719	9
Other	2,378	2,083	2,143	14
Amortization of intangible assets	242	221	197	10
Total adjusted non-interest expense	10,761	9,755	9,410	10
Adjusting items	160	471	725	(66)
Total non-interest expense	10,921	10,226	10,135	7
Adjusted non-interest expense growth (%)	10.3	3.7	11.3	na
Non-interest expense growth (%)	6.8	0.9	15.9	na
na – not applicable

Efficiency Ratio by Group (teb) (%)

For the year ended October 31	2014	2013	2012
Efficiency Ratio
Canadian P&C	50.2	51.2	50.8
U.S. P&C	65.6	64.3	64.0
Wealth Management	73.9	68.1	76.4
BMO Capital Markets	63.2	61.4	61.1
Total BMO	65.3	63.7	63.6
Adjusted Efficiency Ratio
Canadian P&C	50.1	51.0	50.7
U.S. P&C	63.4	61.7	60.8
Wealth Management	71.8	67.0	75.4
BMO Capital Markets	63.1	61.4	61.1
Total BMO	64.4	63.5	63.3

Caution

This Non-Interest Expense section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 25 on page 171 of the financial statements.

Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $903 million in 2014, compared with $1,055 million in 2013. The reported effective tax rate in 2014 was 17.2%, compared with 20.1% in 2013. The adjusted provision for income taxes(1) was $943 million in 2014, compared with $1,037 million in 2013. The adjusted effective tax rate in 2014 was 17.5%, compared with 19.7% in 2013. The lower adjusted effective tax rate was mainly attributable to higher tax-exempt income and a lower proportion of income from higher tax-rate jurisdictions.

BMO partially hedges the foreign exchange risk arising from its foreign operations by funding the investments in a corresponding foreign currency. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of foreign operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the foreign operations has given rise to an income tax recovery in shareholders’ equity of $144 million for the year, compared with $146 million in 2013. Refer to the Consolidated Statement of Changes in Equity on page 126 of the financial statements for further details.

Table 4 on page 109 details the $1,505 million of total net government levies and income tax expense incurred by BMO in 2014. The decrease from $1,641 million in 2013 was primarily due to lower income tax expense.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

2014 Operating Groups Performance Review

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.

Personal and Commercial Banking (P&C) (pages 44 to 50)

Net income was $2,662 million in 2014, an increase of $269 million or 11% from 2013. Adjusted net income was $2,718 million, an increase of $265 million or 11%. Personal and Commercial Banking is comprised of two operating segments: Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C).

Wealth Management (pages 51 to 53)

Net income was $785 million in 2014, a decrease of $45 million or 5% from 2013. Adjusted net income was $848 million, a decrease of $9 million or 1% as the prior year included a significant security gain.

BMO Capital Markets (BMO CM) (pages 54 to 56)

Net income was $1,079 million in 2014, an increase of $35 million or 3% from 2013. Adjusted net income was $1,080 million, an increase of $34 million or 3%.

Corporate Services, including Technology and Operations (page 57)

Net loss was $193 million in 2014, compared with a net loss of $72 million in 2013. Adjusted net loss was $193 million, compared with an adjusted net loss of $133 million in 2013.

Allocation of Results

The basis for the allocation of results geographically and among operating groups is outlined in Note 27 on page 173 of the financial statements. Certain prior year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

42	BMO Financial Group 197th Annual Report 2014

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location (Canadian $ in millions, except as noted)

	Personal and Commercial Banking			Wealth Management			BMO Capital Markets			Corporate Services, including Technology and Operations			Total Consolidated
For the year ended October 31	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	57.1	56.1	56.4	22.9	21.5	18.2	22.3	21.1	20.4	(2.3)	1.3	5.0	100	100	100
Expenses	48.2	48.8	48.9	26.0	23.0	21.9	21.5	20.4	19.6	4.3	7.8	9.6	100	100	100
Net income	61.4	57.0	55.8	18.1	19.8	12.7	24.9	24.9	23.7	(4.4)	(1.7)	7.8	100	100	100
Adjusted net income	61.0	58.1	59.0	19.0	20.3	13.5	24.3	24.8	24.3	(4.3)	(3.2)	3.2	100	100	100
Average assets	44.3	43.6	41.1	4.2	4.0	3.7	43.9	44.6	46.2	7.6	7.8	9.0	100	100	100
Total Revenue
Canada	6,404	6,020	5,900	2,509	2,234	1,977	2,215	2,146	2,028	(209)	(116)	66	10,919	10,284	9,971
United States	3,146	2,991	3,078	788	910	702	1,299	1,093	1,022	(203)	322	655	5,030	5,316	5,457
Other countries	2	1	–	536	304	221	210	153	199	21	5	81	769	463	501
	9,552	9,012	8,978	3,833	3,448	2,900	3,724	3,392	3,249	(391)	211	802	16,718	16,063	15,929
Total Expenses
Canada	3,194	3,055	2,957	1,818	1,647	1,602	1,174	1,074	1,005	261	339	407	6,447	6,115	5,971
United States	2,071	1,940	2,001	721	599	557	984	854	831	160	428	538	3,936	3,821	3,927
Other countries	–	–	–	295	101	56	195	156	150	48	33	31	538	290	237
	5,265	4,995	4,958	2,834	2,347	2,215	2,353	2,084	1,986	469	800	976	10,921	10,226	10,135
Net Income
Canada	2,006	1,810	1,768	503	428	272	799	823	803	(47)	(172)	1	3,261	2,889	2,844
United States	655	582	552	58	206	88	253	220	140	(119)	118	257	847	1,126	1,037
Other countries	1	1	–	224	196	167	27	1	42	(27)	(18)	66	225	180	275
	2,662	2,393	2,320	785	830	527	1,079	1,044	985	(193)	(72)	324	4,333	4,195	4,156
Adjusted Net Income
Canada	2,009	1,815	1,771	521	429	274	799	823	803	(47)	(87)	(40)	3,282	2,980	2,808
United States	708	637	623	80	228	104	254	222	141	(119)	(25)	217	923	1,062	1,085
Other countries	1	1	–	247	200	170	27	1	42	(27)	(21)	(46)	248	181	166
	2,718	2,453	2,394	848	857	548	1,080	1,046	986	(193)	(133)	131	4,453	4,223	4,059
Average Assets
Canada	190,053	177,016	161,301	18,368	17,438	15,974	142,231	133,151	139,333	19,408	17,735	15,994	370,060	345,340	332,602
United States	73,165	64,866	62,218	4,055	3,527	3,678	99,062	96,101	94,691	25,260	25,345	30,161	201,542	189,839	190,748
Other countries	39	18	–	2,557	1,178	702	19,669	18,357	17,538	61	699	2,341	22,326	20,252	20,581
	263,257	241,900	223,519	24,980	22,143	20,354	260,962	247,609	251,562	44,729	43,779	48,496	593,928	555,431	543,931

How BMO Reports Operating Group Results

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Amounts excluded from adjusted results in prior years included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs, restructuring costs and run-off structured credit activities.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 on page 128 of the financial statements.

In the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, we had charged the operating groups with credit losses based on an expected loss provisioning methodology whereby Corporate Services was charged (or credited) with differences between the periodic provisions for credit losses charged to the operating group segments under our expected loss provisioning methodology and the periodic provisions required under GAAP. As part of this change, the interest income resulting from the accretion of the net present value of impaired loans is also included in operating group net interest income. Prior period results have been restated accordingly. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

During 2013, we refined our methodology for the allocation of certain revenues in Corporate Services by geographic region. As a consequence, we have reallocated certain revenues reported in prior periods from Canada to the United States in Corporate Services.

During 2012, Wealth Management and Canadian P&C entered into an agreement that changes the way they report the financial results related to retail mutual fund sales.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

(Canadian $ in millions, except as noted) As at or for the year ended October 31	Canadian P&C			U.S. P&C			Total P&C
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Net interest income (teb)	4,772	4,526	4,467	2,488	2,327	2,405	7,260	6,853	6,872
Non-interest revenue	1,723	1,580	1,517	569	579	589	2,292	2,159	2,106
Total revenue (teb)	6,495	6,106	5,984	3,057	2,906	2,994	9,552	9,012	8,978
Provision for credit losses	541	572	613	164	223	274	705	795	887
Non-interest expense	3,260	3,126	3,043	2,005	1,869	1,915	5,265	4,995	4,958
Income before income taxes	2,694	2,408	2,328	888	814	805	3,582	3,222	3,133
Provision for income taxes (teb)	680	596	579	240	233	234	920	829	813
Reported net income	2,014	1,812	1,749	648	581	571	2,662	2,393	2,320
Amortization of acquisition-related intangible assets (1)	8	10	10	48	50	64	56	60	74
Adjusted net income	2,022	1,822	1,759	696	631	635	2,718	2,453	2,394
Key Performance Metrics and Drivers
Net income growth (%)	11.1	3.6	2.1	11.5	1.8	+100	11.2	3.2	17.6
Adjusted net income growth (%)	11.0	3.6	2.2	10.2	(0.5)	+100	10.8	2.5	18.7
Revenue growth (%)	6.4	2.1	(3.3)	5.2	(3.0)	49.7	6.0	0.4	9.6
Non-interest expense growth (%)	4.3	2.7	(2.9)	7.2	(2.4)	55.5	5.4	0.8	13.6
Adjusted non-interest expense growth (%)	4.3	2.8	(3.0)	8.0	(1.6)	54.0	5.7	1.1	12.7
Return on equity (%)							16.7	16.9	17.8
Adjusted return on equity (%)							17.0	17.3	18.4
Operating leverage (teb) (%)	2.1	(0.6)	(0.4)	(2.0)	(0.6)	(5.8)	0.6	(0.4)	(4.0)
Adjusted operating leverage (teb) (%)	2.1	(0.7)	(0.3)	(2.8)	(1.4)	(4.3)	0.3	(0.7)	(3.1)
Efficiency ratio (teb) (%)	50.2	51.2	50.8	65.6	64.3	64.0	55.1	55.4	55.2
Adjusted efficiency ratio (teb) (%)	50.1	51.0	50.7	63.4	61.7	60.8	54.3	54.5	54.1
Net interest margin on average earning assets (teb) (%)	2.59	2.64	2.85	3.74	3.99	4.31	2.90	2.98	3.23
Average common equity							15,410	13,723	12,611
Average earning assets	183,947	171,285	156,723	66,565	58,369	55,857	250,512	229,654	212,580
Average current loans and acceptances	188,330	175,079	159,484	59,848	52,421	50,711	248,178	227,500	210,195
Average deposits	124,930	113,912	106,555	64,973	60,645	59,147	189,903	174,557	165,702
Assets under administration	17,486	16,148	15,521	123,082	112,732	96,803	140,568	128,880	112,324
Full-time equivalent employees	15,921	15,945	16,197	7,753	7,932	7,906	23,674	23,877	24,103

(1)	Before tax amounts of: $76 million in 2014; $87 million in 2013; and $105 million in 2012 are included in non-interest expense.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

44	BMO Financial Group 197th Annual Report 2014

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking provides a full range of financial products and services to more than seven million customers. We’re here to help our customers make the right financial decisions as they do business with us through their channel of choice: in our branches, on their mobile devices, online, over the telephone, and through our automated banking machines.
Cameron Fowler Group Head Canadian Personal and Commercial Banking BMO Financial Group

Lines of Business

Personal Banking provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages, creditor insurance and everyday financial and investment advice.

Commercial Banking provides small business and commercial banking customers with a broad suite of commercial products and services, including business deposit accounts, commercial credit cards, business loans and commercial mortgages, cash management solutions, foreign exchange and specialized banking programs.

Strengths and Value Drivers

•	Highly engaged team of 16,000 employees focused on anticipating customers’ needs, finding ways to help and providing a personalized banking experience.
•	Award-winning mobile and online banking services.
•	Largest MasterCard® issuer in Canada as measured by transaction volumes, and one of the top commercial card issuers in North America.
•	Highly experienced team of commercial bankers with deep knowledge; specialized banking programs, including Automotive Finance for Dealerships, Agriculture, Healthcare and Franchising.
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $25 million and less.
•	Effective and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.

Strategy and Key Priorities

Our strategy is focused on improving sales productivity and delivering a differentiated customer experience to drive peer leading organic growth.

Achieve industry-leading employee engagement and customer loyalty

2014 Achievements

•

Achieved exemplary employee engagement and commitment to providing a differentiated customer experience. Scores in our annual employee survey indicated a high level of confidence in BMO and our customer-focused strategy.

•

Achieved top-tier customer loyalty as measured by Net Promoter Score. Enhanced our methodology to provide our employees with a deeper understanding of loyalty drivers at both a full relationship and transaction level.

2015 Focus

•	Continue to focus on achieving industry-leading employee engagement and customer loyalty.

Expand relationships with our personal banking customers

2014 Achievements

•	Achieved strong personal lending and deposit growth of 7% and 10%, respectively.
•	Our successful UPGRADE card campaign generated more than double the number of new accounts opened in the prior year.
•	Our Summer Everyday Banking campaign generated growth of 10% in new chequing account acquisitions.
•

Our leads management engine continued to provide our customers with relevant and timely offers and services, increasing share of wallet and contributing to the personal banking revenue growth achieved in 2014.

2015 Focus

•	Increase share of wallet and attract new customers in under-represented customer segments and products.

Drive growth in commercial lending and deposits through targeted opportunities

2014 Achievements

•	Achieved commercial lending and deposit growth of 10% and 9%, respectively, while adhering to prudent risk management practices.
•	Implemented new commercial organizational structure and improved our performance management process to enhance sales force productivity.
•	Successfully completed a pilot program for BMO DepositEdge™ that will provide businesses with the capability to deposit cheques remotely.

2015 Focus

•	Continue to grow our commercial business by targeting opportunities by geography, segment and industry.

BMO Financial Group 197th Annual Report 2014	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Build an integrated and seamless channel experience, and accelerate our digital and physical channel capabilities

2014 Achievements

•

Enhanced our BMO mobile banking application, which provides customers with enhanced capabilities, including the ability to send Interac® e-Transfers and book branch appointments anywhere, anytime. The updated application has been well received by our customers, and the number of mobile transactions has nearly doubled over the past year.

•	First Canadian bank to give customers the ability to transfer money between Canadian and U.S. dollar accounts through mobile banking.
•	Implemented a new commercial lending platform with end-to-end adjudication capabilities, enabling consistent process execution and a better customer experience.
•	Completed conversion of our retail credit card portfolio to a better platform, providing enhanced functionality as well as stronger risk management capabilities.
•	Opened or upgraded 93 branches across Canada and expanded our ABM network by 116.

2015 Focus

•	Enhance our digital capabilities and provide a seamless channel experience.

Financial Review

Canadian P&C reported net income of $2,014 million, up $202 million or 11% from a year ago. Revenue increased $389 million or 6% to $6,495 million. Revenue growth was at or above 6% each quarter driven by strong loan and deposit growth. Operating leverage was 2.1% and there was a 100 basis point improvement in our efficiency ratio.

Revenue increased $239 million or 6% in our personal banking business and revenue increased $150 million or 7% in our commercial banking business, mainly driven by growth in balances and fees across most products.

Provisions for credit losses declined $31 million or 5% to $541 million, due to lower provisions in both the commercial and consumer portfolios.

Non-interest expense was $3,260 million, up $134 million or 4% from a year ago, primarily due to continued investment in the business, net of expense management.

Canadian P&C (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income	4,772	4,526	4,467
Non-interest revenue	1,723	1,580	1,517
Total revenue	6,495	6,106	5,984
Provision for credit losses	541	572	613
Non-interest expense	3,260	3,126	3,043
Income before income taxes	2,694	2,408	2,328
Provision for income taxes	680	596	579
Reported net income	2,014	1,812	1,749
Amortization of acquisition-related intangible assets (1)	8	10	10
Adjusted net income	2,022	1,822	1,759
Key Performance Metrics and Drivers
Personal revenue	4,271	4,032	3,934
Commercial revenue	2,224	2,074	2,050
Net income growth (%)	11.1	3.6	2.1
Revenue growth (%)	6.4	2.1	(3.3)
Non-interest expense growth (%)	4.3	2.7	(2.9)
Operating leverage (%)	2.1	(0.6)	(0.4)
Efficiency ratio (%)	50.2	51.2	50.8
Net interest margin on average earning assets (%)	2.59	2.64	2.85
Average earning assets	183,947	171,285	156,723
Average current loans and acceptances	188,330	175,079	159,484
Average deposits	124,930	113,912	106,555
Full-time equivalent employees	15,921	15,945	16,197

(1)	Before tax amounts of $10 million in 2014, $12 million in 2013, and $11 million in 2012 are included in non-interest expense.

Average current loans and acceptances increased $13.3 billion or 8% from a year ago to $188.3 billion. Total personal lending balances (excluding retail cards) increased 7% year over year, driven by strong residential mortgage growth. Credit card balances increased 2%, reflecting modestly higher growth in both retail and corporate cards. Broad-based growth across industry sectors contributed to commercial loan balances (excluding corporate cards) increasing 10% year over year.

Average deposits increased $11.0 billion or 10% to $124.9 billion. Personal deposit balances increased 10%, mainly due to growth in term deposits, as well as growth in primary chequing accounts. Commercial deposit balances grew 9% with growth coming across a wide number of sectors.

We expect to generate revenue growth by targeting opportunities to attract new customers and increasing our share of wallet while continuing to improve productivity.

46	BMO Financial Group 197th Annual Report 2014

Business Environment, Outlook and Challenges

Canada’s economy is expected to grow moderately in 2015, reflecting rising levels of business investment and exports in response to the strengthening U.S. economy and a weaker Canadian dollar.

In the Canadian personal banking sector, retail operating deposits are projected to grow in 2015 by approximately 5%, slightly below 2014 levels and in line with the expected increase in personal income. Credit card loan balances grew by approximately 3% in 2014 and this growth is projected to strengthen gradually next year. The slowdown in residential mortgage growth over the past several years appears to be ending, with 2015 growth rates expected to be in line with 2014 levels of approximately 5%. Moderate increases anticipated in employment in 2015 should keep the demand for housing and house prices fairly steady.

In the commercial banking sector, growth in commercial operating deposits is expected to moderate in 2015 from double-digit levels in 2014. With a higher rate of economic growth, companies are expected to reduce their precautionary savings and increase business investment.

We will target growth in under-represented customer segments and products, as well as by continuing to improve our sales force productivity. While the industry faces increasingly complex regulatory, information security and fraud prevention requirements, our robust and effective governance framework continues to position us well to monitor any such changes and respond accordingly. With competition for skilled resources becoming more intense, we continue to monitor employee engagement to ensure that BMO remains at or above the financial industry average.

The Canadian economic environment in 2014 and outlook for 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This Canadian P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Personal and Commercial Banking

We help more than two million customers feel confident in the decisions they make. Our retail and small and mid-sized business banking customers are served through our more than 600 branches, contact centres, online and mobile banking platforms and more than 1,300 ABMs across eight states. We offer financial expertise to our commercial banking customers with in-depth, specific industry knowledge and strategic capital markets solutions.
Mark Furlong Group Head U.S. Personal and Commercial Banking and CEO, BMO Harris Bank N.A. Chicago

Lines of Business

Personal Banking offers a broad range of products and services to individuals, as well as small and mid-sized business customers, including deposits, mortgages, consumer credit, business lending, credit cards and other banking services.

Commercial Banking provides larger businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management.

Strengths and Value Drivers

•	Rich heritage of more than 160 years in the U.S. Midwest, with a deep commitment to the community and helping our customers succeed.
•	Strong, experienced leadership team that knows how to compete and excel in our markets.
•	Enviable platform for profitable growth provided by our attractive branch footprint and top-tier deposit market share in key U.S. Midwest markets.
•	Large-scale, relationship-based national commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.
•	We actively manage risks and regulatory compliance through a comprehensive and integrated control structure.

Strategy and Key Priorities

We aim to grow our business and be a leader in our markets by creating a differentiated customer experience and helping our customers with a wide range of financial topics, leveraging our brand reputation, local presence and high-performance teams.

Deliver a great customer experience to a loyal, profitable and growing customer base

2014 Achievements

•	Loan and deposit sales to our mass affluent customers grew by 60% and 26%, respectively.
•

Positive customer response on our mid-market business banker performance survey, with high marks for trust, confidence and responsiveness. The number of new business banking customers was 20% higher than in the prior year.

•	In Illinois, launched BMO Harris Healthy CreditTM, an innovative service that educates customers about their credit scores when they open a deposit account.
•	Enhanced customer satisfaction monitoring with the introduction of Customer Pulse U.S., which provides frequent updates on customers’ needs and enables a faster response from management.

2015 Focus

•

Maintain strong customer loyalty and increase brand awareness, while growing our customer base in high-opportunity segments, including the Latino community and mass affluent and earlier life stage consumers.

Continue to improve our product and channel capabilities to better meet our customers’ needs

2014 Achievements

•

Enhanced our mobile banking platform to enable our customers to book appointments with branch staff. The number of customers accessing our mobile banking platform grew by 18% and mobile banking deposits increased by 60%.

•

Increased the total sales generated per mortgage banker by 37% through enhanced coaching, which focused on both the realtor and purchase business and a more effective approach to customer interaction during the credit approval process.

•	Increased core business banking loan balances through continual coaching that focused on improving interactions with customers.
•	Enhanced training for our treasury sales force, resulting in a better client experience and gains in productivity of 22% over the prior year for commercial banking and 53% for business banking.

2015 Focus

•	Continue to build foundational capabilities in products, digital channels, our customer acquisition engine and branch format.

Improve financial performance by growing revenue and effectively managing costs

2014 Achievements

•	Total loans grew by $2.9 billion or 5%, while the core commercial and industrial (C&I) loan portfolio grew by $4.0 billion or 18%.
•

Deposits remained stable, while chequing account balances grew by $2.7 billion or 9%. We maintained the number four market share position within our primary footprint of Illinois, Wisconsin, Missouri, Kansas, Indiana and Minnesota.

•	Good momentum in the second half of the year, with 2% year-over-year revenue growth and full-year adjusted net income growth of 3%.
•	Continued to manage expenses effectively despite higher regulatory costs and ongoing investments in the business.

2015 Focus

•	Increase loan and deposit balances while focusing on
cost management.

48	BMO Financial Group 197th Annual Report 2014

Continue to deploy our unique commercial operating model by delivering local access and industry expertise to our clients across a broad geographic footprint

2014 Achievements

•	Continued focus on new client acquisitions resulted in an increase of 9% in new client relationships over 2013 base.
•	Strong core C&I and commercial real estate loan growth, with year-over-year increases of 18% in both segments.
•	Strong focus on our corporate payments business, which had an increase of 6% in transactional revenues from the prior year.

2015 Focus

•	Keep building on the strength of our commercial banking business, focusing on new client acquisitions, increasing our market share and extending our corporate payments penetration.

Financial Review

Amounts in this section are expressed in U.S. dollars.

Net income of $592 million increased $22 million or 4% from a year ago. Adjusted net income of $636 million increased $17 million or 3%.

Revenue decreased $45 million or 2% to $2,796 million as the benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue.

In our commercial banking business, revenue increased $52 million or 4% to $1,386 million, reflecting strong loan balance growth, primarily in the core C&I loan portfolio, partly offset by the impact of competitive spread compression.

In our personal banking business, revenue decreased by $110 million or 7% to $1,363 million, primarily due to declines in loan spreads and balances and reduced mortgage banking revenue.

Net interest margin decreased by 25 basis points to 3.74%, driven by competitive loan pricing, changes in mix including loans growing faster than deposits and the low rate environment.

Provisions for credit losses of $150 million declined by $67 million or 31% from a year ago, primarily reflecting better credit quality in the consumer loan portfolio.

Non-interest expense of $1,833 million increased $7 million. Adjusted non-interest expense of $1,772 million increased $20 million or 1%, as we continue to focus on productivity while making selective investments in the business and responding to regulatory changes.

U.S. P&C (US$ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income (teb)	2,275	2,274	2,398
Non-interest revenue	521	567	588
Total revenue (teb)	2,796	2,841	2,986
Provision for credit losses	150	217	273
Non-interest expense	1,833	1,826	1,910
Income before income taxes	813	798	803
Provision for income taxes (teb)	221	228	234
Reported net income	592	570	569
Amortization of acquisition-related intangible assets (1)	44	49	63
Adjusted net income	636	619	632
Key Performance Metrics and Drivers
Net income growth (%)	3.9	–	+100
Adjusted net income growth (%)	2.7	(2.2)	+100
Revenue growth (%)	(1.6)	(4.9)	47.4
Non-interest expense growth (%)	0.4	(4.4)	53.2
Adjusted non-interest expense growth (%)	1.1	(3.5)	51.6
Operating leverage (teb) (%)	(2.0)	(0.5)	(5.7)
Adjusted operating leverage (teb) (%)	(2.7)	(1.3)	(4.2)
Efficiency ratio (teb) (%)	65.6	64.3	64.0
Adjusted efficiency ratio (teb) (%)	63.4	61.7	60.8
Net interest margin on average earning assets (teb) (%)	3.74	3.99	4.31
Average earning assets	60,845	57,023	55,682
Average current loans and acceptances	54,706	51,356	50,549
Average deposits	59,403	59,257	58,964
Full-time equivalent employees	7,753	7,932	7,906
(1)	Before tax amounts of: $61 million in 2014; $74 million in 2013; and $94 million in 2012 are included in non-interest expense.

Average current loans and acceptances increased $3.4 billion to $54.7 billion. The core C&I loan portfolio continues to experience strong growth, increasing by $4.0 billion or 18% from a year ago to $26.5 billion. We have grown our commercial real estate portfolio by $0.5 billion or 18% in addition to growing our indirect automobile loan portfolio by $0.8 billion or 13% from a year ago. These increases partially offset decreases in home equity and mortgage loans, due in part to the effects of our continued practice of selling most mortgage originations in the secondary market and our active loan portfolio management.

Average deposits of $59.4 billion were relatively unchanged, as growth in our commercial business and in our personal chequing accounts was offset by a planned reduction in higher-cost personal money market and time deposit accounts.

BMO Financial Group 197th Annual Report 2014	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Environment, Outlook and Challenges

U.S. P&C has a significant footprint in eight states, primarily concentrated in six contiguous states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas).

After modest growth in 2013, the U.S. Midwest economy is on pace to grow by 2.1% in 2014, with that rate expected to reach 2.7% in 2015. An increase in business investments, expansion in the automobile sector and a continued recovery in housing markets supported growth in 2014, while fiscal policies became less restrictive. Growth in consumer and commercial loans accelerated in 2014, although residential mortgage growth was strained by tighter mortgage lending rules. Consumer loan volumes are expected to trend higher in 2015 due to relatively low interest rates, improved household finances and pent-up demand for automobiles. Residential mortgage growth will likely pick up as housing affordability remains healthy. Commercial loan growth should remain strong in response to higher levels of expected activity across our footprint.

The banking environment in the U.S. Midwest remains highly competitive and the low interest rate environment continues to be challenging for the banking industry. We are continuing to concentrate on our customer-focused growth strategy and commercial sector expertise to generate growth in our loan and deposit balances and improve our financial performance, while actively managing costs to achieve greater efficiency. We expect to deliver growth while still operating within the parameters of our risk appetite, and we will continue to actively manage risks and regulatory compliance through a reinforced oversight and control structure.

The U.S. economic environment in 2014 and outlook for 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This U.S. P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

50	BMO Financial Group 197th Annual Report 2014

BMO Wealth Management

BMO’s wealth business serves a full range of client segments from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services including insurance products. Wealth Management is a global business with an active presence in markets across Canada, the United States, Europe and Asia.
Gilles Ouellette Group Head Wealth Management

Lines of Business

BMO Nesbitt Burns, our full-service investing business in Canada, offers comprehensive and client-focused investment and wealth advisory services leveraging strong financial planning capabilities.

BMO InvestorLine is an online investing service that offers clients two ways to invest: clients can choose our top-ranked self-directed service, which provides tools to help investors make independent investment decisions; or adviceDirect™, which provides investors with online advice and investment recommendations for their portfolios.

BMO’s Private Banking businesses operate in Canada, the United States, Hong Kong and Singapore, offering a comprehensive range of financial services and solutions to high net worth and ultra high net worth clients and, under BMO Harris Financial Advisors, to mass affluent clients in the United States.

BMO Global Asset Management is a global investment organization that provides investment management, retirement, and trust and custody services to institutional, retail and high net worth investors around the world.

BMO Insurance operates in Canada and internationally. In Canada, we manufacture life insurance, accident and sickness insurance, and annuity products that are marketed both to brokers and directly to individuals. Our creditor insurance division markets group creditor insurance, and internationally, we provide reinsurance solutions.

Strengths and Value Drivers

•	Planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.
•	Team of highly skilled wealth professionals committed to providing an exceptional client experience.
•	Brand prestige, recognition and trust.
•	Strong national presence in Canada, as well as strategic positioning in the United States and select global markets including Europe and Asia.
•	Access to BMO’s broad client base and distribution networks.
•

A transparent, strong and effective risk management framework that enables us to operate within our risk appetite, effectively monitoring risk positions and limits and responding to heightened regulatory expectations.

Strategy and Key Priorities

Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to deliver on our clients’ wealth management needs now and in the future by enhancing the client experience, while focusing on productivity and investing for future growth.

Enhance our clients’ experience by delivering on their evolving wealth management needs

2014 Achievements

•	Enhanced digital client experience with a focus on convenience and value.
•	Achieved assets under management and administration growth of $242 billion or 44% from a year ago to $794 billion, with the acquired F&C business contributing $150 billion to the increase.
•

Continued to develop new products designed to respond to clients’ emerging needs. Launched seven new ETF funds this year and grew ETF assets under management to over $17 billion, representing a year-over-year increase of 45% in assets under management.

•	BMO Nesbitt Burns launched a new webpage designed to educate and recruit women for investment advisory careers. BMO is the first financial institution in Canada to do so.
•

Received numerous awards, including Best Wealth Management in Canada, 2014 (Global Banking and Finance Review), BMO Harris Private Banking named Best Private Bank – Canada, 2014 (World Finance Magazine and Global Banking and Finance Review), and BMO Nesbitt Burns named Best Full-Service Investment Advisory in Canada (Global Banking and Finance Review).

2015 Focus

•	Attract new clients and focus on delivering a tailored client experience.

Streamline our products and simplify our processes

2014 Achievements

•	Enhanced team-based client service model to provide a holistic approach that supports clients as they move through different life stages.
•	Leveraged process transformation to increase capacity for our sales force and streamline our lending processes.
•	Completed enhancements to our financial planning tool to deliver intuitive and customized graphics, additional retirement and scenario planning features, improved user interface, and client reporting.
•	Launched pilot training program to develop best-in-class sales and relationship management capabilities.

2015 Focus

•	Continue to improve productivity with emphasis on increasing revenue per employee.

BMO Financial Group 197th Annual Report 2014	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Invest in our people, products, technology and footprint to drive future growth

2014 Achievements

•

Completed the acquisition of F&C Asset Management plc (F&C). This acquisition strengthens the position of BMO Global Asset Management as a globally significant money manager, adding scale, capabilities and resources to its asset management platform and providing attractive cross-selling opportunities.

•	Continued to expand our sales forces in strategically important segments.
•	Leveraged investments in technology to drive sales and improve efficiency.

2015 Focus

•	Invest in our sales force and enhance technology to drive revenue growth.

Financial Review

Wealth Management net income was $785 million, compared to $830 million a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $848 million, compared to $857 million a year ago. Current year results reflect the contribution from the acquired F&C business and the prior year results included a $121 million after-tax security gain. Excluding the prior year security gain, Wealth Management revenue, adjusted non-interest expense and adjusted net income are up 18%, 19% and 15%, respectively. F&C contributed approximately 5% of the growth in each of these measures.

Adjusted net income in traditional wealth was $562 million compared to $596 million a year ago, as strong growth from the businesses of $87 million or 18%, including the contribution from the acquired F&C business, was more than offset by the security gain in the prior year. Adjusted net income in insurance was $286 million, up $25 million or 9%.

Revenue of $3,833 million increased $385 million or 11%. Revenue in traditional wealth increased $526 million or 19%, excluding the $191 million security gain in the prior year, reflecting growth in client assets and a contribution from the F&C acquisition. Insurance revenue increased $50 million or 12%, due to continued growth in both the underlying creditor and life insurance businesses of 10% and the impact of beneficial changes in actuarial reserves. The stronger U.S. dollar increased revenue by $50 million or 1%.

The recovery of credit losses was $3 million as compared to a $3 million provision a year ago.

Non-interest expense was $2,834 million, up $487 million or 21%. Adjusted non-interest expense was $2,752 million, up $441 million or 19%. The increase was due primarily to the impact of the F&C acquisition and higher revenue-based costs from organic operations. Current year results also include costs related to the settlement of a legal matter, as well as higher sales force investments for future revenue growth. The stronger U.S. dollar increased expenses by $44 million or 2%.

Wealth Management (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income	560	558	556
Non-interest revenue	3,273	2,890	2,344
Total revenue	3,833	3,448	2,900
Provision for (recovery of) credit losses	(3)	3	22
Non-interest expense	2,834	2,347	2,215
Income before income taxes	1,002	1,098	663
Provision for income taxes	217	268	136
Reported net income	785	830	527
Acquisition integration costs (1)	16	–	–
Amortization of acquisition-related intangible assets (2)	47	27	21
Adjusted net income	848	857	548
Key Performance Metrics and Drivers
Net income growth (%)	(5.4)	57.4	9.7
Adjusted net income growth (%)	(1.0)	56.4	11.6
Revenue growth (%)	11.2	18.9	11.9
Non-interest expense growth (%)	20.8	6.0	13.2
Adjusted non-interest expense growth (%)	19.1	5.7	12.5
Return on equity (%)	18.6	28.5	24.2
Adjusted return on equity (%)	20.1	29.4	25.2
Operating leverage (%)	(9.6)	12.9	(1.3)
Adjusted operating leverage (%)	(7.9)	13.2	(0.6)
Efficiency ratio (%)	73.9	68.1	76.4
Adjusted efficiency ratio (%)	71.8	67.0	75.4
Net interest margin on average earning assets (%)	2.65	2.87	3.11
Average common equity	4,181	2,884	2,143
Average earning assets	21,169	19,399	17,875
Average current loans and acceptances	12,897	11,909	10,833
Average deposits	24,912	23,337	21,753
Assets under administration	414,547	357,594	313,337
Assets under management	379,606	194,158	172,076
Full-time equivalent employees	6,792	6,005	6,108
U.S. Business Select Financial Data (US$ in millions)
Total revenue	720	886	701
Non-interest expense	658	585	555
Reported net income	53	199	87
Adjusted net income	73	220	102
Average earning assets	3,028	2,687	2,914
Average current loans and acceptances	2,629	2,510	2,650
Average deposits	5,834	4,947	4,960

(1)	F&C acquisition integration costs of $20 million before tax in 2014 are included in non-interest expense.
(2)	Before tax amounts of: $62 million in 2014; $36 million in 2013; and $28 million in 2012 are included in non-interest expense.

Assets under management and administration grew by $242 billion to $794 billion, with the acquired F&C business contributing $150 billion.

Excluding F&C, assets under management and administration grew by $92 billion, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

Net income in Wealth Management U.S. businesses was US$53 million. Adjusted net income in Wealth Management U.S. businesses was US$73 million, compared to US$220 million a year ago, due to the prior year security gain, costs related to the settlement of a legal matter in the current year and sales force investments for future revenue growth.

52	BMO Financial Group 197th Annual Report 2014

Business Environment, Outlook and Challenges

Economic growth in Canada improved further to approximately 2.4% while the United States remained at approximately 2.3% in fiscal 2014. Canadian and U.S. stock markets recorded year-over-year gains in fiscal 2014 despite recent weakness. Our strong client asset growth and increase in transaction volumes have benefited from the favourable investment climate in addition to growth driven by our strategies focused on enhancing client experience, product innovation and sales force investments.

In 2015 we anticipate that a sustained level of healthy activity in equity markets will continue to positively influence both transaction volumes and asset levels. Interest rates may start to rise in the fall of 2015 in Canada and the middle of year in the United States which will have a positive impact on our insurance business.

Changing demographics, particularly in the retirement, mass affluent and high net worth sectors will continue to drive the North American wealth management industry over the longer term. Tailoring our offering for key client segments, enhancing our team-based client service model to provide a holistic approach that supports clients as they move through different life stages and keeping pace with technology advancements are ways in which we can continue to meet our clients’ evolving needs.

We have experienced significant growth, both organically and through strategic acquisitions. Our recent F&C acquisition further strengthens our position as a globally significant money manager and supports our plans to offer truly global services to our clients across our international footprint.

The Canadian and U.S. economic environment in fiscal 2014 and the outlook for fiscal 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This Wealth Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

Darryl White Group Head BMO Capital Markets	BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional, and government clients. BMO Capital Markets has approximately 2,400 professionals in 29 locations around the world, including 16 offices in North America.

Lines of Business

Investment and Corporate Banking offers clients debt and equity capital-raising services, as well as loan origination and syndication, balance sheet management solutions and treasury management services. We provide strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We also offer trade finance and risk mitigation services to support the international business activities of our clients and provide a wide range of banking and other operating services tailored to North American and international financial institutions.

Trading Products offers research and access to global markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions that include debt, foreign exchange, interest rate, credit, equity, securitization and commodities. We also offer new product development and origination services as well as risk management (derivatives) advice and services to hedge against price fluctuations on a variety of key inputs, including interest rates and commodities. In addition, we provide funding and liquidity management to our clients.

Strengths and Value Drivers

•

A unified coverage approach and integrated distribution that creates an exceptional client experience across our North American platform, together with a complementary international presence in select industry sectors.

•	Innovative ideas and expertise delivered through our top-tier coverage team, dedicated to understanding and meeting our core clients’ needs.
•	Top-ranked equity and fixed income research, sales and trading capabilities with deep expertise in core sectors.
•	Focus on first line of defence risk management capabilities enabling effective decision-making in support of our strategy and client experience.

Strategy and Key Priorities

BMO Capital Markets’ vision is to be the lead investment bank that enables our clients to achieve their ambitions. We offer an integrated platform that is differentiated by leading ideas and unified coverage.

Continue to earn leading market share in Canada by delivering leading ideas through our top-tier coverage team

2014 Achievements

•

Named 2014 Greenwich Quality Leader for Canadian Fixed Income Research, Canadian Equity Sales, Canadian Equity Research and Analyst Service, Canadian Mergers and Acquisitions and Canadian Equity Capital Markets by Greenwich Associates.

•

Ranked #1 (tied) as a Greenwich 2014 Share Leader in Canadian Investment Banking Market Penetration and #3 (tied) in Canadian Large Corporate Cash Management Market Penetration by Greenwich Associates.

•	Ranked #2 (tied) as a 2014 Greenwich Share Leader for Canadian Equity Trading Share and #3 (tied) in Canadian Equity Research/Advisory Portfolio manager Vote Share by Greenwich Associates.
•	Ranked #2 as a 2014 Greenwich Share Leader in Canadian Foreign Exchange Market Share by Greenwich Associates.
•	Named Best Bank in Canadian Dollar Foreign Exchange by FX week magazine for the fourth consecutive year.

2015 Focus

•	Continue to earn leading market share in Canada without taking outsized risk.

Leverage our North American capabilities in select strategic sectors in international markets to expand our client offering

2014 Achievements

•	Named World’s Best Metals & Mining Investment Bank for the fifth consecutive year by Global Finance magazine.
•	Named Best Trade Bank in Canada for the fifth consecutive year and named Best Supply Chain Finance Bank in North America by Trade Finance magazine.
•	Co-financial advisor on one of the largest mining deals in recent years, representing the U.K.-based seller.

2015 Focus

•	Continue to serve global clients with North American interests and extend our global leadership in select strategic sectors.

Drive performance in our U.S. platform by leveraging our expanded distribution capabilities and focused research and coverage in strategic sectors

2014 Achievements

•	Ranked among Top 20 global investment banks, and 13th-largest investment bank in North and South America based on fees by Thomson Reuters.
•	Increased investment banking market share by 10% in our target U.S. mid-cap market year over year using Dealogic data.
•	Increased equity-raising lead mandates by 85% year over year.
•	Grew market share by 38% year over year in U.S. Equity Sales and Trading.

2015 Focus

•	Continue to drive performance in our U.S. client franchise with a greater weighting in corporate banking to further support our clients and the stability of future earnings.

54	BMO Financial Group 197th Annual Report 2014

Continue to enhance our risk management and regulatory compliance practices to be responsive to an evolving regulatory environment

2014 Achievements

•	Significantly invested in our next-generation market risk infrastructure which will generate future benefits for our risk governance structure.
•	Continued to invest and proactively position the business to meet regulatory requirements using a cross-border approach for both compliance and risk management.

2015 Focus

•	Continue to enhance our risk management, regulatory and compliance practices.

Financial Review

BMO Capital Markets net income increased $35 million or 3% to $1,079 million. The increase reflected growth in revenue across both Investment and Corporate Banking and Trading Products, with good contribution from our U.S. businesses, partially offset by an increase in expenses. Return on equity of 19.2% improved by 1.2% from the prior year.

Revenue increased $332 million or 10% to $3,724 million, driven by higher net securities gains and increases in trading revenues, lending revenues and investment banking fees, particularly in our U.S. platform. The stronger U.S. dollar increased revenue by $85 million.

Investment and Corporate Banking revenue increased $203 million or 16%, reflecting higher net securities gains and higher activity levels, particularly in equity underwriting, as well as growth in lending revenue.

Trading Products revenue increased $129 million or 6%, reflecting growth in trading revenues, particularly from equity trading and foreign exchange trading related to more favourable market conditions, as well as higher securities commissions and fees.

Our businesses continue to experience very low levels of credit losses. The recovery of credit losses was $18 million in 2014, compared to $36 million in 2013.

Non-interest expense increased $269 million or 13% to $2,353 million, resulting from higher employee-related expenses and increased support costs, both driven by a changing business and regulatory environment, as well as by stronger performance. The stronger U.S. dollar increased expenses by $63 million.

Net income from U.S. operations increased US$17 million or 8% to US$233 million. Revenue increased from the prior year, driven by growth in investment banking fees, higher gains on securities and an increase in commission fees, partially offset by a decline in trading revenues. Recoveries of credit losses were lower compared with 2013. Non-interest expense increased from the prior year, resulting from higher employee-related expenses and increased support costs, both driven by a changing business and regulatory environment.

BMO Capital Markets (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income (teb)	1,179	1,202	1,164
Non-interest revenue	2,545	2,190	2,085
Total revenue (teb)	3,724	3,392	3,249
Provision for (recovery of) credit losses	(18)	(36)	6
Non-interest expense	2,353	2,084	1,986
Income before income taxes	1,389	1,344	1,257
Provision for income taxes (teb)	310	300	272
Reported net income	1,079	1,044	985
Amortization of acquisition-related intangible assets (1)	1	2	1
Adjusted net income	1,080	1,046	986
Key Performance Metrics and Drivers
Trading Products revenue	2,254	2,125	2,063
Investment and Corporate Banking revenue	1,470	1,267	1,186
Net income growth (%)	3.3	6.0	1.0
Revenue growth (%)	9.8	4.4	(2.0)
Non-interest expense growth (%)	12.9	5.0	4.7
Return on equity (%)	19.2	18.0	20.9
Operating leverage (teb) (%)	(3.1)	(0.6)	(6.7)
Efficiency ratio (teb) (%)	63.2	61.4	61.1
Net interest margin on average earning assets (teb) (%)	0.53	0.59	0.60
Average common equity	5,422	5,582	4,527
Average earning assets	223,677	202,960	194,198
Average assets	260,962	247,609	251,562
Average current loans and acceptances	30,125	24,874	23,441
Average deposits	133,839	121,881	103,836
Full-time equivalent employees	2,376	2,247	2,176
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	1,190	1,069	1,019
Non-interest expense	900	834	829
Reported net income	233	216	139
Average earning assets	81,060	77,860	72,233
Average assets	90,574	93,919	94,391
Average current loans and acceptances	9,559	8,567	8,089
Average deposits	58,151	60,788	48,776
(1)	Before tax amounts of $2 million in 2014; $2 million in 2013; and $1 million in 2012 are included in non-interest expense.

Average assets of $261.0 billion increased $13.4 billion from the prior year. Higher levels of securities balances, increases in net loans and acceptances related to growth in corporate banking, and higher cash balances were partly offset by decreases in derivative financial assets, primarily due to declines in the fair value of interest rate contracts.

BMO Capital Markets participated in 1,496 new global issues in 2014, comprised of 666 corporate debt deals, 520 government debt deals and 310 equity transactions, raising $3,198 billion.

BMO Financial Group 197th Annual Report 2014	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Environment, Outlook and Challenges

BMO Capital Markets’ performance in fiscal 2014 reflected our balanced, diversified and client-focused business model, as well as our disciplined approach to risk management in an environment influenced by market factors that contribute to variability in results. There was growth in our Investment and Corporate Banking businesses, with particular improvement in equity underwriting activity, driven by active markets. Our diversified business mix has enabled us to generate earnings growth of 3% and improve our ROE from 18.0% to 19.2% in 2014.

Looking forward to fiscal 2015, we expect sustained, moderately stronger economic growth in both Canada and the United States. Falling unemployment rates and low levels of inflation are expected to continue in the United States, with moderate increases in interest rates expected in both Canada and the United States. Our capital markets outlook is influenced by the performance of financial markets, business confidence and evolving regulatory requirements. Despite some areas of weakness and concern in financial markets, we anticipate continued growth in revenue and earnings with a focus on driving further performance in our U.S. platform.

The Canadian and U.S. economic environment in fiscal 2014 and the outlook for fiscal 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This BMO Capital Markets section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

56	BMO Financial Group 197th Annual Report 2014

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts. Corporate Services reported results in 2013 and prior years reflected a number of items and activities that were excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items were not reflective of core operating results. They are itemized in the Non-GAAP Measures section on page 32.

Corporate Services focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience. Notable achievements during the year included:

•

Upgrades to our digital channels: launched new mobile application providing ten new functionalities such as eTransfers, bill management, booking an appointment, and travel notification; and new InvestorLine tablet application.

•

Improvements to our branch and ABM network: modernization of the retail branch network, which increases our footprint by equipping smaller branches with upgraded technology, and implementation of cheque image based capture at ABMs and deposit system technology in the United States with roll out in Canada to follow.

•	Realizing real estate synergies and improving our U.S. operations technology capabilities in channels, products, functions and infrastructure.
•	Continuing to advance the bank’s regulatory capabilities by implementing key functionalities to deal with a changing business and regulatory environment.

Financial Review

Corporate Services reported and adjusted net loss for the year was $193 million, compared with a reported net loss of $72 million and an adjusted net loss of $133 million a year ago. Beginning in 2014, the impact from the purchased performing loan portfolio is included in adjusted results. Adjusted recoveries of credit losses were $282 million lower, primarily due to $158 million lower recoveries on the purchased credit impaired loan portfolio and the impact of provisions on the purchased performing loan portfolio and the impaired real estate secured loan portfolio. Adjusted revenue improved $89 million mainly due to the inclusion of purchased performing loan revenue of $238 million, partially offset by a higher group teb offset of $132 million. Adjusted non-interest expense was up $15 million mainly due to higher technology investments and regulatory-related costs.

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income before group teb offset	(62)	408	611
Group teb offset	(476)	(344)	(266)
Net interest income (teb)	(538)	64	345
Non-interest revenue	147	147	457
Total revenue (teb)	(391)	211	802
Recovery of credit losses	(123)	(175)	(151)
Non-interest expense	469	800	976
Loss before income taxes	(737)	(414)	(23)
Recovery of income taxes (teb)	(544)	(342)	(347)
Reported net income (loss)	(193)	(72)	324
Adjusted total revenue (teb)	(391)	(480)	(261)
Adjusted recovery of credit losses	(123)	(405)	(445)
Adjusted non-interest expense	469	454	385
Adjusted net income (loss)	(193)	(133)	131
Full-time equivalent employees	13,936	13,502	13,885
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	(183)	315	652
Recovery of credit losses	(120)	(256)	(168)
Non-interest expense	146	420	537
Provision for (recovery of) income taxes (teb)	(103)	38	29
Reported net income (loss)	(106)	113	254
Adjusted total revenue (teb)	(183)	(313)	(127)
Adjusted recovery of credit losses	(117)	(398)	(441)
Adjusted non-interest expense	146	163	93
Adjusted net income (loss)	(105)	(28)	215

Corporate Services Provision for Credit Losses

(Canadian $ in millions)

As at or for the year ended October 31	2014	2013	2012
Impaired real estate loans	21	(43)	20
Interest on impaired loans	26	48	44
Purchased credit impaired loans	(252)	(410)	(509)
Purchased performing loans (1)	82	–	–
Recovery of credit losses, adjusted basis	(123)	(405)	(445)
Purchased performing loans (1)	–	240	291
Increase (decrease) in collective allowance	–	(10)	3
Recovery of credit losses, reported basis	(123)	(175)	(151)
Average loans and acceptances	452	972	1,847
Year-end loans and acceptances	306	526	1,314
(1)	Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section on page 32.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends

BMO’s results and performance measures for the past eight quarters are outlined on page 59.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Over the past two years, we have remained focused on executing our strategic priorities. Economic conditions have generally been stable to improving.

Seasonality

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 in a leap year) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Wealth Management and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities.

Canadian P&C

Canadian P&C’s strong momentum has continued since the second half of 2013. Improved net income in the last six quarters was driven by good revenue growth that has been at least 6% for each of the last four quarters. Revenue growth was due to continued loan and deposit balance growth with net interest margin remaining stable over the past five quarters. Loan growth has been strong, although abating in recent quarters, and deposit growth has been strong over the past six quarters. Expenses have grown moderately as a result of continued investment in the business. Provisions for credit losses have decreased in 2014 compared to the prior year, and have remained relatively consistent over the past four quarters.

U.S. P&C

U.S. P&C had strong results in the first quarter of 2013 and results were relatively stable in the second and third quarters due to core commercial and industrial loan growth and lower expenses compared to the prior year, offsetting lower margins and balances in certain portfolios. Results in the fourth quarter of 2013 were negatively impacted by above trend provisions for credit losses. A significant increase in provisions for credit losses in the fourth quarter of 2013 led to lower earnings. Results in the third quarter of 2014 reflect improved revenue growth, primarily driven by strong commercial loan growth, which continued in the fourth quarter as revenue remained stable and provisions for credit losses declined. Net interest margin has declined relative to 2013, primarily due to lower loan spreads due to competitive loan pricing, changes in mix including loans growing faster than deposits and a decline in deposit spreads given the low-rate environment.

Wealth Management

Wealth Management operating results have grown significantly since 2013. Traditional wealth operating results benefited from the acquired F&C business in the second half of 2014, as well as good organic growth in client assets. The fourth quarter of the prior year included a large security gain. Excluding this gain, the traditional wealth businesses recorded double-digit revenue growth for the past six quarters. Expenses have grown as we continue to make investments in our sales force for future revenue growth. The fourth quarter of the current year includes costs related to the settlement of a legal matter. Quarterly results in the insurance businesses have been subject to variability, resulting primarily from changes in long-term interest rates and methodology and actuarial assumptions changes. There was continued growth in both the underlying creditor and life insurance businesses.

BMO Capital Markets

Building on the momentum of 2012 and improved results in 2013, BMO Capital Markets continued to show strength in the first three quarters of 2014, benefiting from favourable market conditions as well as a consistent and diversified strategy, with good revenue performance across both Investment and Corporate Banking and Trading Products. Results in the fourth quarter of 2014 were impacted by lower client activity levels.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has been declining since 2012 with some quarter-to-quarter variability – this is particularly notable when the recoveries from the purchased credit impaired loan portfolio are excluded.

Corporate Services

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items in 2013, which are largely recorded in Corporate Services, and recoveries of credit losses on the purchased credit impaired portfolio in all periods. Reduced recoveries in the first quarter of 2013, together with lower revenue and increased expenses, lowered Corporate Services results that quarter. These recoveries increased in the last three quarters of 2013, reducing the net loss. Adjusted quarterly net income decreased in 2014, reflecting variability in the recoveries and in Corporate Services revenue.

Foreign Exchange

Fluctuations in exchange rates in 2012 and 2013 were subdued. The U.S. dollar strengthened significantly in 2014, with the exception of a slight weakening in the third quarter of 2014. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

58	BMO Financial Group 197th Annual Report 2014

Summarized Statement of Income and Quarterly Financial Measures

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Net interest income	2,178	2,107	2,063	2,113	2,117	2,183	2,129	2,248
Non-interest revenue	2,162	2,108	1,978	2,009	2,021	1,817	1,764	1,784
Total revenue	4,340	4,215	4,041	4,122	4,138	4,000	3,893	4,032
Provision for credit losses – specific (see below)	170	130	162	99	189	56	174	178
Provision for (recovery of) credit losses – collective	–	–	–	–	–	20	(30)	–
Non-interest expense	2,887	2,756	2,594	2,684	2,580	2,526	2,550	2,570
Income before provision for income taxes	1,283	1,329	1,285	1,339	1,369	1,398	1,199	1,284
Provision for income taxes	213	203	209	278	295	275	237	248
Reported net income (see below)	1,070	1,126	1,076	1,061	1,074	1,123	962	1,036
Adjusted net income (see below)	1,111	1,162	1,097	1,083	1,088	1,122	984	1,029

Provision for credit losses – specific
Canadian P&C	133	134	133	141	166	125	153	128
U.S. P&C	43	52	50	19	96	40	55	32
Personal and Commercial Banking	176	186	183	160	262	165	208	160
Wealth Management	(1)	(3)	2	(1)	1	(1)	1	2
BMO Capital Markets	(7)	(6)	(4)	(1)	(17)	2	(6)	(15)
Corporate Services, including T&O	2	(47)	(19)	(59)	(57)	(110)	(29)	31
BMO Financial Group provision for credit losses – specific	170	130	162	99	189	56	174	178

Operating group reported net income
Canadian P&C	524	526	480	484	458	486	421	447
U.S. P&C	168	159	155	166	102	149	151	179
Personal and Commercial Banking	692	685	635	650	560	635	572	626
Wealth Management	226	190	194	175	311	217	140	162
BMO Capital Markets	191	306	305	277	217	268	261	298
Corporate Services, including T&O	(39)	(55)	(58)	(41)	(14)	3	(11)	(50)
BMO Financial Group net income	1,070	1,126	1,076	1,061	1,074	1,123	962	1,036

Operating group adjusted net income
Canadian P&C	526	528	482	486	461	489	422	450
U.S. P&C	180	171	167	178	114	161	164	192
Personal and Commercial Banking	706	699	649	664	575	650	586	642
Wealth Management	253	212	200	183	318	224	147	168
BMO Capital Markets	191	306	306	277	217	269	262	298
Corporate Services, including T&O	(39)	(55)	(58)	(41)	(22)	(21)	(11)	(79)
BMO Financial Group adjusted net income	1,111	1,162	1,097	1,083	1,088	1,122	984	1,029

Information per Common Share ($)
Dividends declared	0.78	0.78	0.76	0.76	0.74	0.74	0.74	0.72
Earnings
Basic	1.57	1.68	1.61	1.58	1.60	1.67	1.41	1.51
Diluted	1.56	1.67	1.60	1.58	1.60	1.66	1.40	1.51
Adjusted earnings
Basic	1.63	1.73	1.64	1.62	1.62	1.66	1.44	1.50
Diluted	1.63	1.73	1.63	1.61	1.62	1.66	1.44	1.50
Book value	48.18	46.69	45.94	45.60	43.22	41.96	40.87	40.13
Market price
High	85.71	82.79	76.68	74.69	73.90	65.99	64.50	64.70
Low	76.41	74.28	67.04	68.01	63.21	58.68	61.51	56.74
Close	81.73	81.27	75.55	68.06	72.62	63.87	63.19	62.99

Financial Measures (%)
Dividend yield	3.8	3.8	4.0	4.5	4.1	4.6	4.7	4.6
Return on equity	13.1	14.4	14.3	14.2	14.8	15.5	14.2	14.9
Adjusted return on equity	13.7	14.9	14.6	14.5	15.0	15.5	14.6	14.8
Net interest margin on average earning assets	1.60	1.58	1.59	1.62	1.69	1.78	1.82	1.87
Adjusted net interest margin on average earning assets	1.60	1.58	1.59	1.62	1.60	1.65	1.67	1.70
Efficiency ratio	66.5	65.4	64.2	65.1	62.3	63.2	65.5	63.8
Efficiency ratio, excluding PBCAE (1)	62.2	58.2	59.4	59.9	59.7	61.8	60.2	61.4
Adjusted efficiency ratio	65.3	64.2	63.5	64.3	61.9	63.6	64.3	64.1
Adjusted efficiency ratio, excluding PBCAE (1)	61.1	57.2	58.8	59.2	59.3	62.2	58.8	61.6
Operating leverage	(7.0)	(3.7)	1.9	(2.1)	3.9	1.8	(3.5)	(2.5)
Adjusted operating leverage	(5.9)	(1.1)	1.2	(0.3)	0.6	0.4	(1.4)	(0.7)
PCL as a % of average net loans and acceptances	0.23	0.18	0.22	0.14	0.27	0.11	0.22	0.28
Effective tax rate	16.6	15.3	16.2	20.8	21.6	19.7	19.8	19.3
Adjusted effective tax rate	16.8	15.6	16.5	20.9	21.5	19.2	19.0	19.0
Canadian/U.S. dollar average exchange rate ($)	1.111	1.081	1.103	1.080	1.042	1.038	1.018	0.995
Cash and securities-to-total assets	30.2	33.0	32.1	32.3	31.4	31.1	30.3	30.8

Capital Ratios (%)
Common Equity Tier 1 Ratio	10.1	9.6	9.7	9.3	9.9	9.6	9.7	9.4
Tier 1 Capital Ratio	12.0	11.4	11.1	10.6	11.4	11.2	11.3	11.1
Total Capital Ratio	14.3	13.3	13.0	12.4	13.7	13.5	13.7	13.4

(1) This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis, where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Fourth Quarter 2014 Performance

Reported net income for the fourth quarter of 2014 was $1,070 million, down $4 million from a year ago. Adjusted net income for the fourth quarter was $1,111 million, up $23 million or 2% from a year ago. Adjusted results for the quarter exclude the amortization of acquisition-related intangible assets of $42 million ($32 million after tax) and acquisition integration costs of $11 million ($9 million after tax); or a total impact of $0.07 per share. Summary income statements and data for the quarter and comparative quarters are outlined on page 59. Adjusting items are included in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups. Acquisition integration costs in 2014 related to F&C are charged to Wealth Management.

Amounts in the rest of this Review of Fourth Quarter 2014 Performance section are stated on an adjusted basis.

Net income growth was driven by good results in Canadian P&C, U.S. P&C and Wealth Management. Canadian P&C results were up 14% from a year ago, driven by higher revenue from higher balance and fee volumes across most products and lower provisions for credit losses, partially offset by higher expenses. Wealth Management continued to deliver good results, with growth of $56 million or 28%, excluding the $121 million after-tax security gain in the prior year. BMO Capital Markets results decreased as higher revenue was more than offset by higher expenses and lower loan recoveries. U.S. P&C net income was up on a U.S. dollar basis due to lower provisions for credit losses and higher revenue partly offset by increased expenses. Corporate Services results were lower due to lower recoveries primarily on the purchased credit impaired loan portfolio and higher expenses, partially offset by above trend revenue.

Revenue increased $330 million or 8% to $4,340 million. Excluding the impact of the stronger U.S. dollar, revenue increased by $258 million or 6%. Canadian P&C had good revenue growth due to strong balance and fee volume growth across most products. Wealth Management revenue increased, excluding the $191 million security gain in the prior year, due to the impact from the acquired F&C business, higher fee-based revenue from strong growth in client assets and higher insurance revenue. BMO Capital Markets revenue increased 2% year over year with solid growth from Investment and Corporate Banking, partly offset by lower revenues in Trading Products, in part due to the introduction of a funding valuation adjustment which reduced revenue by $39 million. U.S. P&C revenue increased on a U.S. dollar basis, due to strong commercial loan and deposit growth, partially offset by lower net interest margin. Corporate Services revenue improved primarily due to higher net interest income and credit-related revenue on the purchased performing loan portfolio.

Net interest income increased $178 million or 9% to $2,178 million, principally due to volume growth, the impact of the stronger U.S. dollar and revenue from the purchased performing loan portfolio. BMO’s overall net interest margin was unchanged at 1.60%. Average earning assets increased $43.8 billion or 9% to $540.0 billion, including a $13.6 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $152 million or 8% to $2,162 million, with significant increases in mutual fund revenues and investment management and custodial fees as a result of the acquisition of F&C, and increases in all other types of non-interest revenue, with the exception of securities gains and other.

Non-interest expense increased $349 million or 14% to $2,834 million. Excluding the impact of the stronger U.S. dollar, non-interest expense increased by $286 million or 12%, primarily due to increased technology and support costs related to a changing business and regulatory environment, the impact of the F&C acquisition, higher employee-related expenses and costs related to the settlement of a legal matter.

The provision for credit losses of $170 million increased by $30 million from the prior year, due to lower recoveries primarily on the purchased credit impaired loan portfolio. There was no net change to the collective allowance in the quarter.

The provision for income taxes of $225 million decreased $72 million from a year ago. The effective tax rate was 16.8% in the current quarter, compared with 21.5% a year ago primarily due to a lower proportion of income from higher tax-rate jurisdictions.

Adjusted results in this table are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

60	BMO Financial Group 197th Annual Report 2014

2013 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2014. This section summarizes our performance in fiscal 2013 relative to fiscal 2012. As noted on page 26, certain prior year data has been reclassified to conform to the presentation in 2014, including restatements arising from transfers between operating groups and restatements arising from the adoption of several new and amended IFRS reporting and accounting standards. Further information on restatements is provided on page 43.

Net Income

Net income increased $39 million or 1% to $4,195 million in fiscal 2013 and earnings per share (EPS) increased $0.07 or 1% to $6.17. Adjusted net income increased $164 million or 4% to $4,223 million and adjusted EPS increased $0.26 or 4% to $6.21, reflecting significant adjusted net income growth in Wealth Management and good growth in Canadian P&C and BMO Capital Markets, with U.S. P&C relatively unchanged and a decline in Corporate Services.

Adjusting items are detailed in the Non-GAAP Measures section on page 32.

Return on Equity

Return on equity and adjusted return on equity were 14.9% and 15.0%, respectively, compared with 15.9% and 15.5%, respectively, in 2012. There was an increase of $64 million in earnings ($189 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $2.1 billion from 2012, primarily due to internally generated capital.

Revenue

Revenue increased $134 million or 1% in 2013 to $16,063 million. Adjusted revenue increased $506 million or 3% to $15,372 million. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased $419 million or 3%, due to growth in Wealth Management, BMO Capital Markets and Canadian P&C.

Provisions for Credit Losses

BMO recorded a provision for credit losses of $587 million in 2013, compared with $764 million in 2012. The adjusted provision for credit losses was $357 million in 2013, compared with $470 million in 2012. The improvement reflects decreases in provisions in all of our operating groups, offset in part by lower recoveries on the purchased credit impaired loan portfolio.

Non-Interest Expense

Non-interest expense increased $91 million or 1% to $10,226 million in 2013. Adjusted non-interest expense increased $345 million or 4% to $9,755 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by only 3%.

Provision for Income Taxes

The provision for income taxes was $1,055 million in 2013, compared with $874 million in 2012. The adjusted provision for income taxes in 2013 was $1,037 million, compared with $927 million in 2012. The effective tax rate in 2013 was 20.1%, compared with 17.4% in 2012. The adjusted effective tax rate in 2013 was 19.7%, compared with 18.6% in 2012. The higher adjusted effective tax rate in 2013 was mainly attributable to lower recoveries of prior years’ income taxes.

Canadian P&C

Net income in Canadian P&C in 2013 rose $63 million or 4% to $1,812 million. Revenue increased $122 million to $6,106 million, due to growth in balances and fees across most products, partially offset by lower net interest margin. Non-interest expense increased $83 million or 3% to $3,126 million, primarily due to continued investment in the business, including our distribution network, net of strong expense management.

U.S. P&C

Net income in U.S. P&C increased $10 million or 2% in 2013 to $581 million, while adjusted net income of $631 million was relatively unchanged. On a U.S. dollar basis, net income of $570 million was relatively unchanged, while adjusted net income decreased $13 million or 2% to $619 million. Revenue decreased $88 million or 3% to $2,906 million, and decreased $145 million or 5% on a U.S. dollar basis, as the benefits of strong growth in core commercial and industrial loans and deposits and higher commercial lending fees were more than offset by the effects of lower net interest margin, reductions in certain portfolios and lower deposit and debit card fees. Adjusted non-interest expense decreased $28 million or 2% to $1,793 million, and decreased $64 million or 4% to $1,752 million on a U.S. dollar basis, primarily as a result of synergy-related savings and cost reductions resulting from productivity initiatives, partially offset by the effects of selective investments in the business and higher regulatory-related costs.

Wealth Management

Net income in Wealth Management was $830 million, up $303 million or 57% from 2012. Adjusted net income was $857 million, up $309 million or 56%. Adjusted net income in our traditional wealth businesses was $596 million, up $206 million or 53%. The significant increase was driven by a security gain of $121 million after tax and strong growth of 22% in our other wealth businesses. Adjusted net income in insurance was $261 million, up $103 million or 65%. Revenue increased $548 million or 19% to $3,448 million in 2013. Revenue in our traditional wealth businesses increased 16%, reflecting strong performance driven by growth in client assets, a $191 million security gain and the benefit of recent acquisitions. Insurance revenue increased 49% as the prior year results were impacted by unfavourable movements in long-term interest rates, and there was continued growth in both the underlying creditor and life insurance businesses. Non-interest expense increased $132 million or 6% to $2,347 million. Adjusted non-interest expense increased $124 million or 6% to $2,311 million, due to growth in revenue-based costs and the costs of recent acquisitions, partly offset by the benefits of a continued focus on productivity.

BMO Financial Group 197th Annual Report 2014	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

Net income in BMO Capital Markets increased $59 million or 6% to $1,044 million in 2013. The increase reflected growth in revenues and higher recoveries of credit losses, partially offset by an increase in expenses. Revenue increased $143 million or 4% to $3,392 million, driven by increases in trading revenues and investment banking fees, particularly in our U.S. platform. Investment and Corporate Banking revenue increased $81 million, reflecting higher activity levels as well as growth in corporate banking levels. Trading Products revenue increased $62 million, reflecting growth in trading revenues related to improved market conditions, partly offset by a decrease in revenues from interest-rate-sensitive businesses and lower securities commissions. Non-interest expense increased $98 million or 5% to $2,084 million, resulting from stronger revenue performance and increased technology and support costs related to a changing business and regulatory environment.

Corporate Services

Corporate Services net loss for the year was $72 million, compared with net income of $324 million in 2012. The adjusted net loss was $133 million, compared with adjusted net income of $131 million in 2012. Adjusted revenue decreased $219 million, primarily due to a group teb offset that was $78 million higher than the prior year and a decline in treasury-related items. Adjusted non-interest expense increased $69 million, primarily due to increases in regulatory-related and technology costs. Adjusted recoveries of credit losses were $40 million lower, primarily due to lower recoveries on the purchased credit impaired loan portfolio, offset in part by recoveries on the impaired real estate loan portfolio in 2013, compared to provisions in 2012.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Financial Condition Review

Summary Balance Sheet

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Assets
Cash and interest bearing deposits with banks	34,496	32,607	26,256	25,656	20,554
Securities	143,319	135,800	129,441	122,115	123,399
Securities borrowed or purchased under resale agreements	53,555	39,799	47,011	37,970	28,102
Net loans and acceptances	303,038	279,294	253,846	238,885	176,643
Other assets	54,251	49,544	68,130	75,949	62,942
Total assets	588,659	537,044	524,684	500,575	411,640
Liabilities and Shareholders’ Equity
Deposits	393,088	368,369	325,235	302,373	249,251
Other liabilities	155,254	133,500	165,813	164,197	135,933
Subordinated debt	4,913	3,996	4,093	5,348	3,776
Capital trust securities	–	–	–	821	800
Shareholders’ equity	34,313	30,107	28,108	26,353	21,880
Non-controlling interest in subsidiaries (1)	1,091	1,072	1,435	1,483	–
Total liabilities and shareholders’ equity	588,659	537,044	524,684	500,575	411,640
(1)	Included in other liabilities under CGAAP in 2010.

Overview

Total assets increased $51.6 billion from the prior year to $588.7 billion, including a $17.1 billion increase due to the stronger U.S. dollar. The increase was comprised of net loans and acceptances of $23.7 billion, securities borrowed or purchased under resale agreements of $13.8 billion, securities of $7.5 billion, cash and interest bearing deposits with banks of $1.9 billion, and other assets of $4.7 billion.

Liabilities and shareholders’ equity increased $51.6 billion, including a $17.1 billion increase as a result of the stronger U.S. dollar. The increase was comprised of deposits of $24.7 billion, other liabilities of $21.8 billion, shareholders’ equity of $4.2 billion and subordinated debt of $0.9 billion.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $1.9 billion to $34.5 billion in 2014, primarily reflecting an increase in balances held with the Federal Reserve.

Securities

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Trading	85,022	75,159	70,109	69,925	71,710
Available-for-sale	46,966	53,710	57,340	51,426	50,543
Held-to-maturity	10,344	6,032	875	–	–
Other	987	899	1,117	764	1,146
	143,319	135,800	129,441	122,115	123,399

Securities increased $7.5 billion to $143.3 billion, primarily reflecting increases in trading securities and held-to-maturity securities, partially offset by a decrease in available-for-sale securities. The increase in trading securities is primarily related to client-driven activities in BMO Capital Markets. The increase in held-to-maturity securities reflects higher levels of supplemental liquid assets held to support contingent liability requirements. Supplemental liquid assets held in available-for-sale securities have declined from the prior year.

62	BMO Financial Group 197th Annual Report 2014

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $13.8 billion to $53.6 billion, in line with the increase in securities lent or sold under repurchase agreements. Both increases were driven by client activities.

Loans and Acceptances

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Residential mortgages	101,013	96,392	84,211	81,075	48,715
Consumer instalment and other personal	64,143	63,640	61,436	59,445	51,159
Credit cards	7,972	7,870	7,814	8,038	3,308
Businesses and governments	120,766	104,585	94,072	84,883	68,338
Customers’ liability under acceptances	10,878	8,472	8,019	7,227	7,001
Gross loans and acceptances	304,772	280,959	255,552	240,668	178,521
Allowance for credit losses	(1,734)	(1,665)	(1,706)	(1,783)	(1,878)
Net loans and acceptances	303,038	279,294	253,846	238,885	176,643

Net loans and acceptances increased $23.7 billion to $303.0 billion, including a $7.1 billion increase due to the stronger U.S. dollar. The increase was primarily due to an increase in loans to businesses and governments across most operating groups and an increase in residential mortgages primarily in Canadian P&C.

Table 7 on page 112 provides a comparative summary of loans by geographic location and product. Table 9 on page 113 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on pages 86 and 87 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 136.

Other Assets

Other assets increased $4.7 billion to $54.3 billion, primarily reflecting a $2.4 billion increase in derivative financial instrument assets, largely due to an increase in the fair value of foreign exchange contracts, partially offset by a decrease in the fair value of interest rate contracts. The balance of other assets, which includes premises and equipment, goodwill and intangible assets, current and deferred tax assets, accounts receivable and prepaid expenses, increased $2.3 billion, primarily due to increases in goodwill and intangible assets associated with the acquisition of F&C. Derivative instruments are detailed in Note 10 on page 146 of the financial statements.

Deposits

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Banks	18,243	20,591	18,102	20,877	19,435
Businesses and governments	239,139	222,346	188,103	159,209	130,773
Individuals	135,706	125,432	119,030	122,287	99,043
	393,088	368,369	325,235	302,373	249,251

Deposits increased $24.7 billion to $393.1 billion, including an increase of $14.3 billion due to the stronger U.S. dollar. The increase was largely driven by a $10.3 billion increase in deposits by individuals, primarily in Canada, and a $16.8 billion increase in deposits by businesses and governments, reflecting higher levels of wholesale and customer deposits; while deposits by banks decreased $2.3 billion. Further details on the composition of deposits are provided in Note 15 on page 156 of the financial statements and in the Liquidity and Funding Risk section on page 95.

Other Liabilities

Other liabilities increased $21.8 billion to $155.3 billion, primarily driven by an increase of $10.8 billion in securities lent or sold under repurchase agreements related to client-driven activities, an increase of $4.9 billion in securities sold but not yet purchased, an increase of $2.4 billion in acceptances and an increase of $1.7 billion in derivatives. Further details on the composition of other liabilities are provided in Note 16 on page 157 of the financial statements.

Subordinated Debt

Subordinated debt increased $0.9 billion. Further details on the composition of subordinated debt are provided in Note 17 on page 158 of the financial statements.

Shareholders’ Equity

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Share capital
Preferred shares	3,040	2,265	2,465	2,861	2,571
Common shares	12,357	12,003	11,957	11,332	6,927
Contributed surplus	304	315	213	113	92
Retained earnings	17,237	15,087	13,456	11,381	12,848
Accumulated other comprehensive income (loss)	1,375	437	17	666	(558)
	34,313	30,107	28,108	26,353	21,880

Shareholders’ equity increased $4.2 billion to $34.3 billion, reflecting growth in retained earnings, accumulated other comprehensive income and share capital. The share capital increase is driven by the issuance of preferred shares, as well as the issuance of common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and Stock Option Plan. BMO’s DRIP is described in the Enterprise-Wide Capital Management section that follows. Our Consolidated Statement of Changes in Equity on page 126 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 161 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on the following page.

All 2010 data is based on CGAAP in this section. 2011 has not been restated to reflect the new IFRS standards adopted in 2014.

BMO Financial Group 197th Annual Report 2014	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Capital Management

BMO’s Common Equity Tier 1 Ratio of 10.1% is strong and exceeds regulatory requirements.

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required economic capital;
•	is consistent with our target credit ratings;
•	underpins our operating groups’ business strategies; and
•	supports depositor, investor and regulator confidence, while building long-term shareholder value.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of our Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that evaluates capital adequacy on both a regulatory and an economic capital basis, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The capital plan is developed considering our ICAAP and in conjunction with our annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements and the availability of capital. Regulatory and economic capital adequacy is assessed by comparing capital supply (the amount of capital available to support risks) to capital demand (the capital required to support the risks arising from our business activities). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business levels. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.

BMO uses a combination of regulatory and economic capital to evaluate business performance and considers capital implications in its strategic, tactical and transactional decision-making. By allocating our capital to operating groups and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to support the strategic growth activities of our operating groups. Capital in excess of what is required to support our line of business activities is held in Corporate Services.

For further discussion of the risks that arise from our business activities, refer to the Enterprise-Wide Risk Management section on page 77.

Governance

The Board of Directors, either directly or in conjunction with its Risk Review Committee, provides ultimate oversight and approval of capital management, including our capital management corporate policy framework, capital plan and capital adequacy assessments. The board regularly reviews BMO’s capital position, key capital management activities and, with the Risk Review Committee, the ICAAP-determined capital adequacy assessment results. The Balance Sheet and Capital Management Committee provides senior management oversight, including the review and discussion of significant capital management policies, issues and activities and, along with the Risk Management Committee, the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital, risk management and the ICAAP.

Regulatory Capital

Common equity is the most permanent form of capital. Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, defined benefit pension assets, certain deferred tax assets and certain other items. Additional Tier 1 capital primarily consists of preferred shares and innovative hybrid instruments, less certain regulatory deductions. Tier 1 capital is comprised of CET1 and Additional Tier 1 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective and individual allowance for credit losses, less certain regulatory deductions. Total capital includes Tier 1 and Tier 2 capital.

Since the first quarter of 2013, regulatory capital requirements for BMO have been determined on a Basel III basis. In 2014, the minimum Basel III capital ratios proposed by the Basel Committee on Banking Supervision (BCBS) were a 4% CET1 Ratio, 5.5% Tier 1 Capital Ratio and 8% Total Capital Ratio. These ratios are calculated using a five-year transitional phase-in of regulatory adjustments and a nine-year transitional phase-out of instruments that no longer qualify as regulatory capital under the Basel III rules. However, guidance issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) required Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements in 2013, other than the phase-out of non-qualifying capital instruments, and OSFI has expected them to attain a target Basel III CET1 Ratio of at least 7% (4.5% minimum plus 2.5% Capital Conservation Buffer) since January 31, 2013 (also referred to as the “all-in” requirements).

64	BMO Financial Group 197th Annual Report 2014

In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as domestic systemically important banks (D-SIBs). The D-SIBs are subject to continued enhanced supervision and disclosure. Commencing on January 1, 2016, the D-SIBs will be required to hold an additional 1% Common Equity Surcharge in addition to the 2.5% Capital Conservation Buffer. No Canadian banks are currently considered to be globally systemically important.

The fully implemented Basel III requirements and the OSFI “all-in” Basel III requirements are summarized in the following table.

Regulatory Capital Requirements (% of Risk-Weighted Assets)

	Common Equity Tier 1 Ratio (1)	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio (3)
Basel III – Stated 2019 minimum requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation Buffer (2) (effective January 1, 2013)	2.5	2.5	2.5	na
Plus: D-SIB Common Equity Surcharge (effective January 1, 2016)	1.0	1.0	1.0	na
OSFI Basel III effective requirements (4)	8.0	9.5	11.5	3.0
(1)	The minimum 4.5% CET1 Ratio requirement is augmented by the 2.5% Capital Conservation Buffer that can absorb losses during periods of stress. The Capital Conservation Buffer for BMO will be augmented in 2016 with the addition of the 1% Common Equity Surcharge for D-SIBs. If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, equity repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)	The Capital Conservation Buffer does not include the counter-cyclical capital buffer of up to 2.5% of CET1, which may be required on a national basis by supervisors if they perceive credit growth resulting in systemic risk. If imposed, this additional buffer would be effectively combined with the Capital Conservation Buffer.
(3)	A 3% minimum Leverage Ratio has been established by the BCBS. It will be subject to monitoring and analysis during a four-year parallel run test period, which began on January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final Leverage Ratio requirement effective January 1, 2018. In October 2014, OFSI announced that, in the first quarter of fiscal 2015, its current leverage measure, the Assets-to-Capital Multiple (ACM), will be discontinued and replaced by the Leverage Ratio, and has established a 3% minimum Basel III Leverage Ratio requirement.
(4)	OSFI’s Basel III “effective requirements” are the capital requirements systemically important Canadian banks must meet in 2016 to avoid being subject to restrictions on discretionary distributions of earnings.

na – not applicable

OSFI’s Basel III capital rules also require the implementation of BCBS guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be automatically convertible into common equity in the event that OSFI announces that a bank is non-viable, that conversion is necessary to protect the interests of the bank’s depositors and creditors and that conversion is reasonably likely to restore the bank to viability. All non-common instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

Under OSFI’s Basel III rules, non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements, are subject to grandfathering provisions requiring that they be phased out over a nine-year period that began on January 1, 2013, at which point their recognition as regulatory capital was capped at 90% of their total value as at that date. This cap reduces by a further 10% each subsequent year until 2022. BMO’s preferred shares, innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments outstanding on January 1, 2013, will not ultimately qualify as regulatory capital under Basel III and are accordingly being phased out. OSFI’s guidance also outlines the requirements for redemption of these regulatory capital instruments due to a regulatory capital event. BMO currently does not expect to redeem any outstanding regulatory capital instruments due to a regulatory capital event.

Under Basel III, banks may select from alternative approaches to determine their minimum regulatory capital requirements to support the credit, market and operational risks they undertake. We primarily use the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio. Credit RWA arising from certain U.S. portfolios are determined using the Standardized Approach. The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements. It utilizes sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given default and exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.

BMO’s market risk RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.

Commencing in the third quarter of 2014, operational risk capital requirements have been determined using the Advanced Measurement Approach and are based on our internal operational risk measurement system, using quantitative and qualitative criteria. Prior to the third quarter of 2014, BMO’s operational risk RWA were determined using the Standardized Approach and were based on the size and type of our lines of business.

In August 2013, OSFI advised banks that it would begin phasing in the Credit Valuation Adjustment (CVA) risk capital charge for Canadian banks in the first quarter of 2014. The CVA risk capital charge applicable to CET1 was 57% of the fully implemented charge during 2014, and will increase to 64% in 2015. This will increase each year until it reaches 100% by 2019.

In January 2014, BCBS released its Basel III Leverage Ratio framework and reporting requirements. In October 2014, OSFI issued its final Leverage Requirements Guideline and announced that, in the first quarter of fiscal 2015, its current leverage measure, the Assets-to-Capital Multiple (ACM), will be discontinued and replaced by the Leverage Ratio, and has established a 3% minimum Basel III Leverage Ratio requirement.

A number of other potential regulatory changes are still under discussion with regulators. OSFI may implement a stand-alone or “solo” capital framework that would assess a bank’s stand-alone capital adequacy by reducing such bank’s capital by the portion of its investments in subsidiaries that are not considered available to protect the parent bank depositors and senior creditors under exceptional circumstances. These changes could affect the amount of capital that we hold or are required to hold, or the attractiveness of certain investments in subsidiaries.

In an effort to increase the comparability of capital requirements, the BCBS is considering various alternatives, in particular including measures to improve the risk sensitivity of standardized approaches and to reduce excessive variability in advanced approaches. The BCBS is also expected to propose revised capital floors based on standardized approaches. If such changes were implemented, they could have the effect of increasing the capital that we are required to hold.

In August 2014, Canada’s Department of Finance issued a Consultation Paper outlining a Canadian bail-in regime, which includes a proposal for a Higher Loss Absorbency (HLA) requirement applicable to D-SIBs, to be met through a combination of regulatory capital and long-term senior debt.

In November 2014, the Financial Stability Board (FSB) issued a Consultation Paper to enhance the loss-absorbing capacity of global systemically important banks (G-SIBs) in resolution. Under the FSB proposal, G-SIBs would be required to maintain minimum amounts of

BMO Financial Group 197th Annual Report 2014	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Loss Absorbency Capacity (TLAC) comprised of regulatory capital and eligible liabilities that can absorb losses in resolution. For further discussion of the Department of Finance and FSB proposals, please refer to the Liquidity and Funding Risk section starting on page 95.

BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. A framework is in place for subsidiaries to appropriately manage their funding and capital.

As a bank holding company with total consolidated assets of US$50 billion or more, our subsidiary BMO Financial Corp. (BFC) in fiscal 2014 became subject to the Federal Reserve Board’s (FRB) annual Comprehensive Capital Analysis and Review (CCAR) and mid-year Dodd-Frank Act stress testing (DFAST) requirements. CCAR requires BFC to test its ability to meet applicable regulatory capital requirements and continue to operate under severe stress. The quantitative and qualitative aspects of BFC’s 2014 CCAR capital plan were subject to supervisory review and the FRB applied its own quantitative tools to evaluate BFC. The FRB announced its decision not to object to BFC’s capital plan in March 2014 and disclosed the results of its quantitative analysis. BFC and its bank subsidiary BMO Harris Bank N.A. (BHB) also disclosed their results under the CCAR supervisory severely adverse scenario. Under DFAST, BFC and BHB execute mid-year company-run stress tests. BFC and BHB submitted their DFAST stress tests to the FRB and the Office of the Comptroller of the Currency in July 2014, and disclosed the results in September 2014.

The Common Equity Tier 1 Ratio reflects Basel III CET1 capital divided by CET1 capital RWA.

The Tier 1 Capital Ratio reflects Basel III Tier 1 capital divided by Tier 1 capital RWA.

The Total Capital Ratio reflects Basel III Total capital divided by Total capital RWA.

The Assets-to-Capital Multiple, a leverage ratio monitored by OSFI, reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by Total capital, calculated on a transitional basis.

The Leverage Ratio is defined as Basel III Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified deductions. Banks will be required to publicly disclose their Basel III Leverage Ratio on a consolidated basis commencing in the first quarter of 2015.

2014 Regulatory Capital Review

BMO’s capital ratios are strong and exceed OSFI’s requirements for large Canadian banks, including the 1% D-SIB Common Equity Surcharge to be implemented in 2016. Our CET1 Ratio was 10.1% at October 31, 2014, compared to 9.9% at October 31, 2013. The CET1 Ratio increased by 20 basis points from the end of fiscal 2013 primarily due to higher capital, partially offset by the impact of the F&C acquisition, and a moderate increase in RWA. The RWA increase was attributable to higher business volumes, foreign exchange rate movements, which we largely hedge as discussed below, partly offset by methodology changes, improved risk assessments and risk mitigation.

Our Tier 1 Capital and Total Capital Ratios were 12.0% and 14.3%, respectively, at October 31, 2014, compared to 11.4% and 13.7%, respectively, at October 31, 2013. The Tier 1 and Total Capital Ratios each increased by 60 basis points from the end of fiscal 2013 due to the factors impacting the CET1 Ratio, discussed above, as well as the issuances of NVCC-qualifying preferred shares, partially offset by preferred share redemptions. The increase in the Total Capital Ratio was also partly due to the issuance of NVCC-qualifying subordinated notes during the fourth quarter.

BMO’s ACM was 16.1 at October 31, 2014, up from 15.6 at October 31, 2013, primarily due to balance sheet growth, partly offset by higher Total capital. Our ACM remains well below the maximum permitted by OSFI. If the Basel III Leverage Ratio was in force at the end of the 2014 fiscal year, BMO would have a Leverage Ratio comfortably in excess of the 3% minimum requirement.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S. dollar-denominated RWA and U.S. dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios.

66	BMO Financial Group 197th Annual Report 2014

Regulatory Capital (All-in basis) (1) (Canadian $ in millions)

As at October 31	2014	2013
Common Equity Tier 1 capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	12,661	12,318
Retained earnings	17,237	15,224
Accumulated other comprehensive income (and other reserves)	1,375	602
Goodwill and other intangibles (net of related tax liability)	(6,875)	(4,910)
Other common equity Tier 1 capital deductions	(1,977)	(2,007)
Common Equity Tier 1 capital (CET1)	22,421	21,227
Additional Tier 1 capital: instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	1,200	–
Directly issued capital instruments subject to phase-out from Additional Tier 1	3,332	3,770
Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	7	11
of which: instruments issued by subsidiaries subject to phase-out	7	11
Total regulatory adjustments applied to Additional Tier 1 capital	(358)	(409)
Additional Tier 1 capital (AT1)	4,181	3,372
Tier 1 capital (T1 = CET1 + AT1)	26,602	24,599
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	1,002	–
Directly issued capital instruments subject to phase-out from Tier 2	4,027	4,444
Tier 2 instruments (and CET1 and AT1 instruments not included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	80	176
of which: instruments issued by subsidiaries subject to phase-out	80	176
Collective allowances	266	331
Total regulatory adjustments to Tier 2 capital	(50)	(50)
Tier 2 capital (T2)	5,325	4,901
Total capital (TC = T1 + T2)	31,927	29,500
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Our CET1 and Tier 1 capital were $22.4 billion and $26.6 billion, respectively, at October 31, 2014, up from $21.2 billion and $24.6 billion, respectively, at October 31, 2013. CET1 capital increased due to retained earnings growth, increases to accumulated other comprehensive income, the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options, partially offset by the payment of dividends. The increase in Tier 1 capital since October 31, 2013 was attributable to the growth in CET1 capital and issuance of NVCC-qualifying preferred shares, partially offset by the redemption of preferred shares, as outlined below in the Capital Management Activities section.

Total capital was $31.9 billion at October 31, 2014, up from $29.5 billion at October 31, 2013, attributable to the growth in Tier 1 capital mentioned above and issuance of NVCC-qualifying subordinated debt, partially offset by the phase-out of Tier 2 instruments that no longer qualify as capital under Basel III, as mentioned above.

Risk-Weighted Assets (Canadian $ in millions)

As at October 31	2014	2013
Credit Risk
Wholesale
Corporate, including specialized lending	81,340	78,671
Corporate small and medium-sized enterprises	33,644	26,594
Sovereign	1,612	904
Bank	4,186	4,448
Retail
Residential mortgages, excluding home equity line of credit	7,618	8,711
Home equity line of credit	6,541	6,579
Qualifying revolving retail	4,000	4,580
Other retail, excluding small and medium-sized enterprises	9,826	12,410
Retail small and medium-sized enterprises	1,604	1,535
Equity	1,362	1,366
Trading book	7,359	6,137
Securitization	3,098	4,598
Other credit risk assets – non-counterparty managed assets	14,946	14,822
Scaling factor for credit risk assets under AIRB Approach (1)	8,251	7,934
Total Credit Risk	185,387	179,289
Market Risk	9,002	9,154
Operational Risk	27,703	26,651
CET1 Capital Risk-Weighted Assets	222,092	215,094
Additional CVA adjustment, prescribed by OSFI, for Tier 1 Capital	336	–
Tier 1 Capital Risk-Weighted Assets	222,428	215,094
Additional CVA adjustment, prescribed by OSFI, for Total Capital	503	–
Total Capital Risk-Weighted Assets	222,931	215,094
(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.

Economic Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – based on a one-year time horizon. Economic capital is a key element of our risk-based capital management and ICAAP framework.

BMO Financial Group 197th Annual Report 2014	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Capital and RWA by Operating Group and Risk Type

As at October 31, 2014

Capital Management Activities

On December 3, 2013, we announced our intention, and subsequently obtained the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid (NCIB) to purchase up to 15 million of BMO’s common shares on the TSX for the purpose of cancellation. During fiscal 2014, we did not purchase any shares under our NCIB share repurchase program. The current NCIB is set to expire on January 31, 2015.

On December 2, 2014, we announced our intention, subject to the approval of OSFI and the TSX, to initiate a new NCIB for up to 15 million of BMO’s common shares, commencing on or about February 1, 2015, after the expiry of the current NCIB. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares on the TSX for the purpose of cancellation. Maintaining a NCIB is part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

On November 28, 2014, BMO announced its intention to redeem the $600 million of outstanding BMO Capital Trust Securities – Series D (BMO BOaTS – Series D) on December 31, 2014.

During 2014, BMO issued 4.9 million common shares through the DRIP and the exercise of stock options.

On February 25, 2014, we redeemed all of our $150 million Non-cumulative Class B Preferred shares, Series 18. On May 26, 2014, we redeemed all of our $275 million Non-cumulative Class B Preferred shares, Series 21.

On April 23, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, our inaugural issuance of NVCC preferred shares. We issued 20 million shares for aggregate proceeds of $500 million.

On June 6, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 29. We issued 16 million shares for aggregate proceeds of $400 million.

On July 30, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 31. We issued 12 million shares for aggregate proceeds of $300 million.

On September 19, 2014, we completed our offering of Series H Medium-Term Notes, Tranche 1, our inaugural issuance of NVCC subordinated notes. We issued the notes for aggregate proceeds of $1.0 billion.

Non-viability contingent capital (NVCC) provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI publicly announces that the bank is or is about to become non-viable or a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments, Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, Series 29 and Series 31, and Series H Medium-Term Notes, Tranche 1, would be converted into BMO common shares pursuant to automatic conversion formulas with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would convert into 540 million BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Further details are provided in Notes 17, 18 and 20 on pages 158, 159 and 161 of the financial statements.

68	BMO Financial Group 197th Annual Report 2014

Outstanding Shares and Securities Convertible into Common Shares

	Number of shares or dollar amount (in millions)	Dividends declared per share
As at November 26, 2014		2014	2013	2012
Common shares	649	$3.08	$2.94	$2.82
Class B Preferred shares
Series 5 (1)	–	–	$0.33	$1.33
Series 13	$350	$1.13	$1.13	$1.13
Series 14	$250	$1.31	$1.31	$1.31
Series 15	$250	$1.45	$1.45	$1.45
Series 16 (2)	$157	$0.85	$1.19	$1.30
Series 17 (2)	$143	$0.64	$0.17	–
Series 18 (3)	–	$0.41	$1.63	$1.63
Series 21 (4)	–	$0.81	$1.63	$1.63
Series 23	$400	$1.35	$1.35	$1.35
Series 25	$290	$0.98	$0.98	$0.98
Series 27	$500	$0.59	–	–
Series 29	$400	$0.46	–	–
Series 31	$300	$0.31	–	–
Convertible into common shares:
Class B Preferred shares (in US$)
Series 10 (US$) (5)	–	–	–	US$0.37
Medium-Term Notes
Series H (6)	$1,000	na	na	na
Stock options
– vested	6.6
– non-vested	6.7
(1)	Redeemed in February 2013.
(2)	In August 2013, approximately 5.7 million Series 16 Preferred shares were converted into Series 17 Preferred shares on a one-for-one basis.
(3)	Redeemed in February 2014.
(4)	Redeemed in May 2014.
(5)	Redeemed in February 2012.
(6)	Note 17 on page 158 of the financial statements includes details on the Series H Medium-Term Notes, Tranche 1.

na – not applicable

Note 20 on page 161 of the financial statements includes details on share capital.

Dividends

Dividends declared per common share in fiscal 2014 totalled $3.08. Annual dividends declared represented 47.6% of reported net income and 46.6% of adjusted net income available to common shareholders on a last twelve months basis. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.

Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends, based on adjusted earnings over the last twelve months) is 40% to 50%, which is consistent with our objective of maintaining flexibility to execute on our growth strategies, and takes into consideration the higher capital expectations resulting from the Basel III rules. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.

At year end, BMO’s common shares provided a 3.8% annual dividend yield based on the year-end closing share price and dividends declared in the last four quarters. On December 2, 2014, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.80 per share, up $0.02 per share or 3% from the prior quarter and up $0.04 per share or 5% from a year ago. The dividend is payable on February 26, 2015 to shareholders of record on February 2, 2015.

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the DRIP. In the first two quarters of 2014, common shares to supply the DRIP were purchased on the open market. In the third quarter of 2014, common shares for the DRIP were issued from treasury without discount and in the fourth quarter of 2014, common shares to supply the DRIP were issued from treasury at a 2% discount from their then-current market price. In the first quarter of 2015, common shares for the DRIP were issued from treasury without discount.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force of the FSB are located is provided on page 75.

Caution

Given continued uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 29.

Consumer Loans

In Canada, our Consumer Lending portfolio is comprised of three main asset classes: residential mortgages, instalment/other personal loans, including indirect auto loans, and credit card loans. We do not have any subprime or Alt-A mortgage or home equity loan programs, nor do we purchase subprime or Alt-A loans from third party lenders.

In the United States, the Consumer Lending portfolio is primarily comprised of three asset classes: residential first mortgages, home equity products and indirect automobile loans. We have a small portfolio of first mortgage and home equity loans outstanding that had subprime or Alt-A characteristics at the date of authorization (e.g., low credit score or limited documentation). These programs have been discontinued.

Balances outstanding and amounts in arrears 90 days or more at year end were not significant.

In both Canada and the United States, consumer lending products are underwritten to prudent standards relative to credit scores, loan-to-value ratios, and capacity assessment, and are generally based upon documented and verifiable income.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent 1.4% of our total assets, with $8.5 billion outstanding at October 31, 2014, up approximately $2.0 billion from a year ago. Of this amount, $179 million or 2.1% of leveraged finance loans were classified as impaired ($82 million or 1.3% in 2013).

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (through a bank securitization vehicle) or its customers (several Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $66 million in 2014 and $53 million in 2013.

BMO Financial Group 197th Annual Report 2014	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada provide our customers with access to financing either directly from BMO or in the asset-backed commercial paper (ABCP) markets. Customers sell their assets into these vehicles, which then issue ABCP to either investors or BMO to fund the purchases. In all cases, the sellers remain responsible for the servicing of the transferred assets and are first to absorb any losses realized on the assets.

Our exposure to potential losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide to ABCP purchased by investors. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

Two of these customer securitization vehicles are funded in the market, while a third is funded directly by BMO. BMO consolidates the assets of any customer securitization vehicles that BMO is deemed to control. Further information on the consolidation of customer securitization vehicles is provided in Note 9 on page 144 of the financial statements. There were no mortgage loans with subprime or Alt-A characteristics held in any of the customer securitization vehicles at year end. No losses have been recorded on any of BMO’s exposures to these vehicles.

BMO’s investment in the ABCP of the market-funded vehicles totalled $10 million at October 31, 2014 ($13 million in 2013).

BMO provided liquidity support facilities to the market-funded vehicles totalling $4.6 billion at October 31, 2014 ($3.9 billion in 2013). This amount comprised part of other credit instruments outlined in Note 5 on page 139 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile-related receivables and Canadian insured residential mortgages. These two asset classes represent 85% (77% in 2013) of the aggregate assets of these vehicles.

U.S. Customer Securitization Vehicle

We sponsor a U.S. ABCP multi-seller vehicle that we consolidate under IFRS. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 30 (47 in 2013) individual securitization transactions with an average facility size of US$136 million (US$94 million in 2013). The size of the pools ranged from US$7 million to US$650 million at October 31, 2014. There were no residential mortgages classified as subprime or Alt-A held in this ABCP multi-seller vehicle.

The vehicle holds exposures secured by a variety of asset classes, including mid-market corporate loans, student loans and auto loans.

The vehicle had US$2.6 billion of commercial paper outstanding at October 31, 2014 (US$3.4 billion in 2013). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. BMO provides committed liquidity support facilities to the vehicle, with the undrawn amount totalling US$4.6 billion at October 31, 2014 (US$4.5 billion in 2013).

Credit Protection Vehicle

We also sponsor a credit protection vehicle that has exposure to diversified corporate credits, which have the benefit of first-loss protection. We consolidate this vehicle under IFRS. No tranches matured in 2014. The remaining notional amount is $6.4 billion with significant first-loss protection starting from 28% of the notional exposure. Approximately 66% of the corporate credits are rated investment grade. The vehicle has $359.9 million of notes outstanding, that have an expected maturity date in 2016. BMO has hedged its exposure to its note holdings of the vehicle. BMO has entered into credit default swap contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle.

Given the level of first-loss protection, the hedges in place on BMO’s note holdings and the protection provided by third-party noteholders, BMO is extremely well protected from losses in relation to the vehicle.

Exposure to Other Select Financial Instruments: Collateralized Loan Obligations (CLOs)

BMO’s trading and available-for-sale portfolios contain CLOs, all of which are in run-off mode. The underlying securities consist of a wide range of corporate assets. Unhedged exposures to CLOs totalled $237 million and had credit ratings of AA- to AAA at year end. Hedged CLO exposures of $277 million had a carrying value of $274 million at year end, with $3 million recoverable on associated hedges with a monoline insurer that is rated A2 by Moody’s.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $105 billion at October 31, 2014 ($90 billion in 2013). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion will utilize the facilities related to these instruments. It also does not take into account any amounts that could be recovered under recourse and collateralization provisions. Further information on these instruments can be found in Note 5 on page 139 of the financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Structured Entities (SEs)

Our interests in SEs are discussed primarily on pages 69 and 70 in the BMO-Sponsored Securitization Vehicles section and in Note 9 on page 144 of the financial statements. Under IFRS, we consolidate our bank securitization vehicles, U.S. customer securitization vehicles, credit protection vehicle, and certain capital and funding vehicles. We do not consolidate our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles, and various BMO managed and non-BMO managed investment funds.

70	BMO Financial Group 197th Annual Report 2014

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps, as well as indemnification agreements).

The maximum amount payable by BMO in relation to these guarantees was $31 billion at October 31, 2014 ($31 billion in 2013). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.

For a more detailed discussion of these agreements, please see Note 7 on page 142 of the financial statements.

Caution

This Off-Balance Sheet Arrangements section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Critical Accounting Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; purchased loans; acquired deposits; insurance-related liabilities; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs. These judgments are discussed in Notes 8 and 9, respectively, on pages 143 and 144 of the financial statements. Note 31 on page 178 of the financial statements discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods. We have established detailed policies and control procedures that are intended to ensure the judgments we make in determining the estimates are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, please see Note 1 on page 128 of the financial statements.

Allowance for Credit Losses

One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the 10 years prior to 2014, our average annual ratio has ranged from a high of 0.88% in 2009 to a low of negative 0.08% in 2004. This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2014, our provision for credit losses would range from a recovery of $230 million to a provision of $2,571 million. Our provision for credit losses in 2014 was $561 million.

Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk on page 84 as well as in Note 4 on page 136 of the financial statements.

Financial Instruments Measured at Fair Value

BMO records certain securities and derivatives at their fair value, and certain liabilities are designated at fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2014, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 31 on page 178 of the financial statements.

Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk and other items including closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads. We also incorporate an estimate of the implicit funding costs borne by BMO for over-the-counter derivative positions (the funding valuation adjustment).

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are made only when we believe that the change will result in better estimates of fair value.

Valuation Adjustments (Canadian $ in millions)

As at October 31	2014	2013
Credit risk	53	49
Funding risk	39	–
Liquidity risk	59	48
Administrative costs	–	11
Other	2	3
Total	153	111

Valuation adjustments increased in 2014 primarily due to the inclusion of the funding valuation adjustment in response to evolving market practice in derivative pricing.

Consolidation of Structured Entities

In the normal course of business, BMO enters into arrangements with SEs. We are required to consolidate SEs if we determine that we control the SEs.

We control a SE when we have power over the entity, exposure or rights to variable returns from our investment and the ability to exercise power to affect the amount of our returns. Additional information concerning BMO’s involvement with SEs is included on page 70 as well as in Note 9 on page 144 of the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years.

Pension and other employee future benefits expense and obligations are sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 24 on page 166 of the financial statements.

Impairment of Securities

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as either available-for-sale securities, held-to-maturity or other securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if there is objective evidence that the estimated future cash flows will be reduced and the impact can be reliably measured. We consider evidence such as delinquency or default, bankruptcy, restructuring or other evidence of deterioration in the creditworthiness of the issuer or the absence of an active market. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

At the end of 2014, there were total unrealized losses of $35 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $20 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.

Additional information regarding our accounting for available-for-sale securities, held-to-maturity securities and other securities and the determination of fair value is included in Note 3 on page 132 of the financial statements.

Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

If income tax rates increase or decrease in future periods in a jurisdiction, our provision for income tax for future periods will increase or decrease accordingly. Furthermore, our deferred tax assets and liabilities will increase or decrease as income tax rates decrease or increase, respectively, and will result in either an income tax charge or recovery. A 1% decrease in the U.S. federal tax rate from 35% to 34% would reduce our deferred asset by about $55 million and would result in a corresponding income tax charge.

Additional information regarding our accounting for income taxes is included in Note 25 on page 171 of the financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each business unit to verify that the recoverable amount of the business unit is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the business unit, an impairment calculation would be performed. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell was used to perform the impairment test in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2014, the estimated fair value of each of our business units was greater than its carrying value.

Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2014 and 2013. Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 154 of the financial statements.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (M&I) loan portfolio. Loans were identified as either purchased performing loans or purchased credit impaired loans (PCI loans), both of which were recorded at fair value at the time of acquisition. The determination of fair value involved estimating the expected cash flows to be received and determining the discount rate to be applied to the cash flows from the loan portfolio. In determining the possible discount rates, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through the provision for credit losses. Assessing the timing and amount of cash flows requires significant management judgment regarding key

72	BMO Financial Group 197th Annual Report 2014

assumptions, including the probability of default, severity of loss, timing of payment receipts and valuation of collateral. All of these factors are inherently subjective and can result in significant changes in cash flow estimates over the term of a loan.

The purchased performing loans are subject to the credit review processes applied to loans we originate.

Acquired Deposits

M&I deposit liabilities were recorded at fair value at the date of acquisition. The determination of fair value involved estimating the expected cash flows to be paid and determining the discount rate to be applied to the cash flows. Estimating the timing and amount of cash flows requires significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. If the assumed yield were to increase by one percentage point, net income would increase by approximately $71 million. A reduction of one percentage point would lower net income by approximately $63 million. See the Insurance Risk section on page 102 for further discussion of the impact of changing rates on insurance earnings.

Contingent Liabilities

BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts required. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 30 on page 178 of the financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2014

BMO adopted the following new or amended standards in 2014: IAS 19 Employee Benefits; IAS 1 Presentation of Financial Statements; IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IFRS 13 Fair Value Measurement;

and the offsetting provisions of IFRS 7 Financial Instruments: Disclosures. The impact of adoption is discussed in Note 1 on page 128 of the financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes to IFRS proposed by the International Accounting Standards Board (IASB) and analyzes the effect that any such changes to the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards that will be effective for BMO in the future are described in Note 1 on page 128 of the financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank.

Details of our investments in joint arrangements and associates and the compensation of key management personnel are disclosed in Note 29 on page 177 of the financial statements. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a subsidy on annual credit card fees.

Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2014, by Bank of Montreal’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the

CFO have concluded that, as of October 31, 2014, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the

BMO Financial Group 197th Annual Report 2014	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Bank of Montreal.

Bank of Montreal’s internal control over financial reporting includes policies and procedures designed to provide assurance that records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of Bank of Montreal; and to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, receipts and expenditures of Bank of Montreal are being made only in accordance with authorizations by management and directors of Bank of Montreal, and unauthorized acquisition, use or disposition of Bank of Montreal’s assets that could have a material effect on the financial statements are prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Bank of Montreal’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2014.

At the request of Bank of Montreal’s Audit and Conduct Review Committee, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting based on the 2013 COSO Framework. The audit report concludes that, in KPMG’s opinion, Bank of Montreal maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, in accordance with the criteria established in the 2013 COSO Framework. This audit report appears on page 121.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in fiscal 2014 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees

Review of Shareholders’ Auditors

The Audit and Conduct Review Committee (ACRC) is responsible for the appointment, compensation and oversight of the shareholders’ auditors and conducts an annual assessment of the shareholders’ auditors’ performance and effectiveness considering factors such as the: (i) quality of services provided by the shareholders’ auditors’ engagement team during the audit period, (ii) relevant qualifications, experience and geographical reach to serve BMO, (iii) quality of communications received from the shareholders’ auditors, and (iv) the shareholders’ auditors’ independence, objectivity and professional skepticism.

The Board believes that it has a robust review processes in place to monitor audit quality and oversee the work of the shareholders’ auditors including the lead partner, including:

•	annually reviewing the shareholders’ auditors’ audit plan, including considering the impact of business risks on the audit plan and assessing the reasonableness of the audit fee;
•	monitoring the execution of the audit plan, with emphasis on the more complex and risky areas of the audit;
•	reviewing and evaluating the audit findings including in camera sessions;
•

evaluating audit quality and performance, including recent Canadian Public Accountability Board and Public Company Accounting Oversight Board inspection reports on the shareholders’ auditors and its peer firms;

•	reviewing qualifications of senior engagement team members with the shareholders’ auditors;
•	soliciting the opinion of management and the bank’s internal auditors on the performance of the engagement team; and
•	at a minimum, holding quarterly meetings between the ACRC Chair and the lead audit partner to discuss audit issues independently of management.

Independence of the shareholders’ auditors is overseen by the ACRC in accordance with the bank’s Auditor Independence Policy as outlined below. The ACRC also ensures that the lead audit partner rotates out of that role after 5 consecutive years and does not return to that role for a further 5 years.

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of BMO’s corporate policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. The ACRC pre-approves the types of services (“permitted services”) that can be provided by the shareholders’ auditors as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved annual audit plan, confirmation to proceed with the engagement is obtained and the services are presented to the ACRC for ratification at its next meeting. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2014 and 2013 were as follows:

Fees ($ millions) (1)	2014	2013
Audit fees	17.3	14.9
Audit-related fees (2)	1.9	1.5
Tax fees	–	–
All other fees (3)	1.2	1.0
Total	20.4	17.4
(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2014 and 2013 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2014 and 2013 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

74	BMO Financial Group 197th Annual Report 2014

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by the EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed below.

General
1	Present all risk-related information in the Annual Report, Supplementary Financial Information and Supplementary Regulatory Capital Disclosure, and provide an index for easy navigation.

Annual Report: Risk-related information is presented in the Enterprise-Wide Risk Management section on pages 77 to 105.

An index for the MD&A is provided on page 26. An index for the notes to the financial statements is provided on page 128.

Supplementary Financial Information: An index is provided in Supplementary Financial Information.
2	Define the bank’s risk terminology and risk measures and present key parameters used.

Annual Report: Specific risk definitions and key parameters underpinning BMO’s risk reporting are provided on pages 84 to 105.

A glossary of financial terms (including risk terminology) can be found on pages 190 to 191.

3	Discuss top and emerging risks for the bank.
Annual Report: BMO’s top and emerging risks are discussed on page 78.
4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.
Annual Report: We outline BMO’s plans to meet new regulatory ratios on pages 65 to 66 (Leverage Ratio) and 99 to 100 (Net Stable Funding Ratio).
Risk Governance
5	Summarize the bank’s risk management organization, processes, and key functions.
Annual Report: BMO’s risk management organization, processes and key functions are summarized on pages 80 to 84.
6	Describe the bank’s risk culture.
Annual Report: BMO’s risk culture is described on page 81.
7	Describe key risks that arise from the bank’s business model and activities.
Annual Report: A diagram of BMO’s risk exposure by operating segment is provided on page 68.
8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.
Annual Report: BMO’s stress testing process is described on page 84.

Capital Adequacy and Risk-Weighted Assets (RWA)
9	Provide minimum Pillar 1 capital requirements.
Annual Report: Basel III Pillar 1 capital requirements are described on pages 64 to 66.
Supplementary Financial Information: Basel III regulatory capital is disclosed on page 35.
10	Summarize information contained in the composition of capital templates adopted by the Basel Committee.
Annual Report: An abridged version of the Regulatory Capital template is provided on page 67.

Supplementary Financial Information: Basel III Pillar 3 disclosure is provided on pages 35, 36 and 38. A Main Features template can be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.

11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.
Supplementary Financial Information: Regulatory capital flow statement is provided on page 40.
12	Discuss capital planning within a more general discussion of management’s strategic planning.
Annual Report: BMO’s capital planning process is discussed under Capital Management Framework on page 64.
13	Provide granular information to explain how RWA relate to business activities.
Annual Report: A diagram of BMO’s risk exposure, including RWA by operating segment, is provided on page 68.
14	Present a table showing the capital requirements for each method used for calculating RWA.
Annual Report: Regulatory capital requirement, as a percentage of RWA, is outlined on page 65. Information about significant models is provided on pages 85 to 86.

Supplementary Financial Information: A table showing RWA by model approaches and by risk type is provided on page 38.
15	Tabulate credit risk in the banking book for Basel asset classes.
Supplementary Financial Information: Wholesale and retail credit exposures by internal rating grades are provided on page 47.
16	Present a flow statement that reconciles movements in RWA by credit risk and market risk.
Supplementary Financial Information: RWA flow statements are provided on page 41, with a reconciliation on page 37.
17	Describe the bank’s Basel validation and back-testing process.
Annual Report: BMO’s Basel validation and back-testing process is described on page 104 for credit and market risk.

Supplementary Financial Information: A table showing Exposure at Default and RWA by model approaches and asset class is provided on page 38. A table showing estimated and actual loss parameters is provided on page 49.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity
18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.
Annual Report: BMO’s potential liquidity needs and the liquidity reserve held to meet those needs are described on page 96.
Funding
19	Summarize encumbered and unencumbered assets in a table by balance sheet category.

Annual Report: An Asset Encumbrance table is provided on page 98.

Additional collateral requirement in the event of downgrades by rating agencies is disclosed in Note 10 on page 148 of the financial statements.

Supplementary Financial Information: The Asset Encumbrance table by currency is provided on page 34.
20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.
Annual Report: A Contractual Maturity table is presented in Note 32 on pages 186 to 189 of the financial statements.
21	Discuss the bank’s sources of funding and describe the bank’s funding strategy.
Annual Report: BMO’s sources of funding and funding strategy are described on pages 98 to 99. A table showing the composition and maturity of wholesale funding is provided on page 99.
Market Risk
22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.
Annual Report: A table linking balance sheet items to market risk measures is provided on page 94.
23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk factors.
Annual Report: Trading market risk exposures are described and quantified on pages 91 to 93. Structural (non-trading) market risk exposures are described and quantified on pages 94 to 95.
24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.
Annual Report: Market risk measurement model validation procedures and back-testing are described on page 104 for trading market risk and for structural (non-trading) market risk.
25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures.
Annual Report: The use of stress testing, scenario analysis and stressed VaR for market risk management is described on pages 91 to 95.

Credit Risk
26	Provide information about the bank’s credit risk profile.

Annual Report: Information about BMO’s credit risk profile is provided on pages 86 to 87 and in Notes 4 and 6 on pages 136 to 139 and 140 to 142 of the financial statements, respectively.

Supplementary Financial Information: Tables detailing credit risk information are provided on pages 20 to 29 and 43 to 50.

27	Describe the bank’s policies related to impaired loans and renegotiated loans.
Annual Report: Impaired and renegotiated loan policies are described in Note 4 on pages 136 and 138 of the financial statements, respectively.
28	Provide reconciliations of impaired loans and the allowance for credit losses.
Annual Report: Continuity schedules for gross impaired loans and allowance for credit losses are provided on page 87 and in Note 4 on pages 137 to 138 of the financial statements.
29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.

Annual Report: Qualitative disclosures on collateralization agreements for over-the-counter (OTC) derivatives are provided on page 85 and quantitative disclosures are provided on page 90.

Supplementary Financial Information: Quantitative disclosures for OTC derivatives are provided on page 32.

30	Provide a discussion of credit risk mitigation.
Annual Report: A discussion of BMO’s collateral management is provided on pages 84 to 85.
Other Risks
31	Describe other risks and discuss how each is identified, governed, measured and managed.
Annual Report: A diagram illustrating the risk governance process that supports BMO’s risk culture is provided on page 80. Other risks are discussed on pages 101 to 105.
32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.
Annual Report: Other risks are discussed on pages 101 to 105.

76	BMO Financial Group 197th Annual Report 2014

Enterprise-Wide Risk Management

Surjit Rajpal Chief Risk Officer BMO Financial Group	As a diversified financial services company active in providing banking, investment, insurance and wealth management services, we are exposed to a variety of risks that are inherent in carrying out our business activities. As such, having a disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our risk management framework provides independent risk oversight across the enterprise and is essential to building competitive advantage.

Strengths and Value Drivers

•	Disciplined approach to risk-taking.
•	Comprehensive and consistent risk frameworks that address all risk types.
•	Risk appetite and metrics that are clearly articulated and fully integrated into strategic planning and the ongoing management of risk.
•	Sustained mindset of continuous improvement that drives consistency and efficiency in the management of risk.

Challenges

•	Heightened pace, volume and complexity of regulatory requirements.
•	Balancing risk and return in an uncertain economic and geopolitical environment.

Priorities

•	Continue to enhance our risk management infrastructure with a focus on capital management, stress testing and market risk.
•	Increase the efficiency and effectiveness of existing risk management processes.
•	Strengthen risk culture by providing comprehensive risk training and developing enhanced tools to monitor and report risks.

2014 Accomplishments

•	Significantly reduced our U.S. impaired loan portfolio.
•	Received approval to use the Advanced Measurement Approach to manage operational risk.
•	Further embedded our risk culture across the enterprise with the rotation of more than 100 employees and executives across risk management and the operating groups.
•	Enhanced our risk appetite framework with stronger linkages to strategic planning, performance management and compensation.
•	Continued to develop our risk infrastructure to support the efficiency and effectiveness of risk management.

Adjusted results in this Enterprise-Wide Risk Management section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2014 annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See Note 1 on page 128 and Note 6 on page 140 of the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

At BMO, we believe that risk management is every employee’s responsibility. We are guided by five core principles that drive our approach to managing risk across the enterprise.

Approach to Risk Management

•	Understand and manage.
•	Protect our reputation.
•	Diversify. Limit tail risk.
•	Maintain strong capital and liquidity.
•	Optimize risk return.

Our integrated and disciplined approach to risk management is fundamental to the success of our business. All elements of our risk management framework work together in facilitating prudent and measured risk-taking, while striking an appropriate balance between risk and return. Our Enterprise Risk and Portfolio Management (ERPM) group develops our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues to achieve prudent and measured risk-taking that is integrated with our business strategy.

Risks That May Affect Future Results

Top and Emerging Risks That May Affect Future Results

We are exposed to a variety of continually changing risks that have the potential to affect our business and financial condition. An essential mandate of our risk management process is to proactively identify, assess, monitor and manage a broad spectrum of top and emerging risks. Our top and emerging risk identification process consists of several forums for discussion with the Board, senior staff and business thought leaders, combining both bottom-up and top-down approaches to considering risk. Our assessment of top and emerging risks is used to develop action plans and stress tests of our exposure to certain events.

In 2014, particular attention was given to the following top and emerging risks:

Heightened Regulatory Requirements

Regulatory requirements have increased and continue to increase substantially and may materially alter the prevailing business model. Significant changes in laws and regulations relating to the financial services industry have been enacted or proposed, which can affect our operations, pose strategic challenges and increase reputation risk. Regulatory requirements for higher levels of capital and liquidity may result in higher financing costs, as well as additional infrastructure costs related to compliance. Strategic challenges may arise from the uneven implementation of regulation across borders.

To manage any potential business or financial impact of this risk, we stay abreast of evolving regulatory changes and monitor regulatory requirements to ensure that resources are prioritized appropriately, and we proactively engage with regulators.

Regulations and regulatory developments are discussed in the Legal and Regulatory Risk section on page 102.

Geopolitical Risks

Ongoing conflict across the Middle East, North Africa and Eastern Europe continues to destabilize these regions, and in Europe, threatens the precarious economic recovery. These geopolitical risks are a threat to global economic growth and could cause significant market disruptions.

We continually assess our portfolio and business strategies, and develop contingency plans for possible adverse developments.

Further information on our direct and indirect European exposures is provided in the Select Geographic Exposures section on page 88.

Cyber Security Risk

Information security is integral to BMO’s business activities, brand and reputation. Given our pervasive use of the internet and reliance on digital technologies, particularly the mobile and online banking platforms that serve our customers, BMO faces heightened information security risks, including the threat of hacking, identity theft, corporate espionage, and denial of service, such as efforts targeted at causing system failure and service disruption. BMO proactively maintains appropriate defences and procedures to prevent, detect, respond to and manage cyber security threats. These include regular benchmarking and review of best practices, evaluation of the effectiveness of our key controls and development of new controls, as needed, and ongoing investments in both technology and human resources to defend BMO and its customers against these attacks. BMO also works with critical cyber security and software suppliers to bolster our internal resources and technology capabilities to ensure BMO remains resilient in the face of any such attacks in a rapidly evolving threat landscape. BMO has not experienced any material breaches of cyber security and has not incurred any material expenses with respect to the remediation of such events.

Canadian Household Debt

High levels of household debt have left Canadians vulnerable to negative financial shocks. Households have moderated their spending, leading to a notable slowing in the expansion of non-mortgage consumer credit.

We continue to closely monitor and review the Canadian consumer loan and credit card portfolio. We apply prudent and consistent credit underwriting practices and closely monitor stress testing under different scenarios.

Further details on the risk rating systems applied to consumer portfolios can be found in the Credit and Counterparty Risk section on page 84.

Other Factors That May Affect Future Results

General Economic and Market Conditions in the Countries in which We Conduct Business

We conduct business in Canada, the United States and a number of other countries. Factors such as the general health of capital and/or credit markets, including liquidity, level of business activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer saving and spending, housing prices, consumer borrowing and repayment, business investment, government spending and the rate of inflation affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our overall revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity. In addition, the financial services industry is characterized by interrelations among financial services companies. As a result, defaults by other financial services companies in Canada, the United States or other countries could adversely affect our earnings.

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Fiscal, Monetary and Interest Rate Policies

Our earnings are affected by fiscal, monetary, interest rate and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of increasing or reducing competition and uncertainty in the markets. Such policies may also adversely affect our customers and counterparties in the countries in which we operate, contributing to a greater risk of default by these customers and counterparties. As well, expectations in the bond and money markets related to inflation and central bank monetary policy have an effect on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the Market Risk section on page 91 for a more complete discussion of our interest rate risk exposures. As discussed in our Critical Accounting Estimates section, a reduction in income tax rates could lower the value of our deferred tax asset.

Acquisitions and Strategic Plans

We conduct thorough due diligence before completing an acquisition. However, it is possible that we could make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals and we may not be able to determine when or if, or on what terms, the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings after an acquisition could also adversely affect our earnings. Integration costs may increase as a result of higher regulatory costs related to an acquisition, unanticipated costs that were not identified in the due diligence process or more significant demands on management time than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to be able to do so.

Level of Competition

The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering products and services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide advantages to our international competitors that could affect our ability to compete. Changes in these factors or any subsequent loss of market share could adversely affect our earnings.

Currency Rates

The Canadian dollar equivalents of our revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of our small business, corporate and commercial clients in Canada. A strengthening of the U.S. dollar could increase the value of our risk-weighted assets, lowering our capital ratios. Refer to the Foreign Exchange section on page 36, the Enterprise-Wide Capital Management section on page 64 and the Market Risk section on page 91 for a more complete discussion of our foreign exchange risk exposures.

Changes to Our Credit Ratings

Credit ratings are important to our ability to raise both capital and funding in order to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 10 on page 146 of the financial statements.

Operational and Infrastructure Risks

We are exposed to many of the operational risks that may have a significant impact on large enterprises conducting business in multiple jurisdictions. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or of services and products provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts.

Legal Proceedings

We are subject to litigation arising in the ordinary course of business. The unfavourable resolution of any such litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory proceedings we currently face is provided in Note 30 on page 178 of the financial statements.

Critical Accounting Estimates and Accounting Standards

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS). Changes by the International Accounting Standards Board to IFRS that govern the preparation of our financial statements can be difficult to anticipate and may materially affect how we record and report our financial results. Significant accounting policies and future changes in accounting policies are discussed in Note 1 on page 128 of the financial statements.

The application of IFRS requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available.

Our financial results would be affected in the period in which any such new information or change in circumstances became apparent, and the extent of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 71.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Accuracy and Completeness of Customer and Counterparty Information

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We may also rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers or counterparties are materially misleading.

Caution

This Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements.

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 29. We caution that the preceding discussion of risks that may affect future results is not exhaustive.

Framework and Risks

Our enterprise-wide risk management framework consists of our operating model and our risk governance structure, both of which are underpinned by our strong risk culture. Our robust framework provides for the management of each individual risk type: credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social.

Our framework is anchored in the three-lines-of-defence approach to managing risk, which is fundamental to our operating model, as described below:

Three Lines of Defence	Responsibilities
First Line • Operating groups, which own the risk in their operations

•   Own, measure and manage all risks in their lines of business.

•    Identify, monitor, quantify and report risks arising from their operating activities and initiatives.

•   Establish appropriate internal control structures in accordance with our risk management framework.

•   Pursue suitable business opportunities within their established risk appetite.

•    Act within their delegated risk-taking authority as set out in established corporate policies.

Second Line • Enterprise Risk and Portfolio Management (ERPM) group • Corporate Support areas

•   Provide independent oversight, effective challenge and independent assessment of risk.

•    Set enterprise risk management policies and establish infrastructure, processes and practices that address all significant risks across the enterprise.

•   Independently assess, quantify, monitor, control and report all significant risks.

Third Line • Corporate Audit Division

•   Provide independent assessment as to the effectiveness of internal control within the enterprise, including control, risk management and governance processes that support the enterprise, its objectives and the Board of Directors’ discharge of its responsibilities.

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Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. This key tenet shapes and influences our risk culture and is evident in the actions and behaviours of our employees and leaders as they identify, interpret, discuss and make choices and decisions between risks and opportunities. Our risk culture is deeply rooted and is evident in every aspect of how we operate across the enterprise, including within our policies, risk management frameworks, risk appetite and tolerances, capital management and compensation.

Our risk culture is grounded on a risk management system that encourages openness and builds confidence in how we engage stakeholders in key decisions and strategy discussions, thereby bringing rigour and discipline to decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages communication and understanding of the key risks faced by our organization, so that our employees are equipped to take action and make decisions in a coordinated and consistent manner. Also, our governance and leadership forums, committee structures and learning curriculums reinforce and inspire our risk culture.

Certain elements of our risk culture that are embedded throughout the enterprise include:

•

Risk appetite – promotes an understanding of the most prevalent risks that our businesses face and facilitates alignment of business strategies within the limits of our risk appetite, leading to sound business decision-making.

•

Communication and escalation channels – encourages information sharing and engagement between ERPM and the operating groups, leading to greater transparency and open and effective communication. We also foster and encourage a culture where concerns about potential or emerging risks are escalated to senior management so that they can be evaluated and appropriately addressed.

•	Compensation philosophy – pay is aligned with prudent risk-taking to ensure that compensation rewards the appropriate use of capital and does not encourage excessive risk-taking.
•

Training and education – our programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness they need to fulfill their responsibilities for independent oversight regardless of their position in the organization. Our education strategy has been developed in partnership with BMO’s Institute for Learning, our risk management professionals, external risk experts and teaching professionals.

•	Rotation programs – two-way rotation allows employees to transfer between ERPM and the operating groups, thereby effectively embedding our strong risk culture across the enterprise.

Risk Governance

The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies and limits, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the diagram below.

Our risk management framework is reviewed on a regular basis by the Risk Review Committee of the Board of Directors to provide guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls, and management processes and procedures. Management also oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further risk management limits, consistent with and subordinate to the Board-approved limits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Board of Directors is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, compliance with risk-related regulatory requirements and evaluation of the Chief Risk Officer. Our risk management framework is reviewed on a regular basis by the RRC to provide guidance for the governance of our risk-taking activities.

Audit and Conduct Review Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting, effectiveness of BMO’s internal controls and performance of its internal and external audit functions.

Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as ERPM.

Chief Risk Officer (CRO) reports directly to the CEO and is head of ERPM. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO and membership includes the CFO.

RMC Sub-Committees have oversight responsibility for the risk implications and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight of the processes whereby the risks assumed across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines, and are held within delegated limits.

Enterprise Risk and Portfolio Management (ERPM) provides comprehensive risk management oversight. It promotes consistency in risk management practices and standards across the enterprise. ERPM facilitates a disciplined approach to risk-taking in fulfilling its responsibilities for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education. This approach seeks to meet enterprise objectives and to ensure that risks assumed are consistent with BMO’s risk appetite.

Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ERPM. Individual governance committees establish and monitor further risk management limits that are consistent with and subordinate to the Board-approved limits.

Risk Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

•	ERPM provides independent oversight of risk-taking activities across the enterprise;
•	management of risk is a responsibility at all levels of the organization, and employs the three-lines-of-defence approach;
•	ERPM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;
•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;
•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis; and
•	Economic Capital is used to measure and aggregate risk across all risk types and lines of business to facilitate the incorporation of risk into the measurement of business returns.

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Risk Appetite

Our Risk Appetite Framework consists of our Risk Appetite Statement, as well as all supporting key risk metrics and corporate policies and standards, including limits. Our risk appetite defines the amount of risk that BMO is willing to assume for all risk types, given our guiding principles and capital capacity, thereby supporting sound business initiatives and growth. Our risk appetite is integrated into our strategic and capital planning processes and performance management. On an annual basis, senior management recommends our Risk Appetite Statement and key risk metrics for approval by the RMC and the RRC. Our Risk Appetite Statement is articulated and applied consistently across the enterprise. Among other things, our risk appetite requires:

•	that everything we do is guided by principles of honesty, integrity and respect, as well as high ethical standards;
•	only taking risks that are transparent, understood, measured, monitored and managed;
•	maintaining strong capital and liquidity and funding positions that meet or exceed regulatory requirements and the expectations of the market;
•	subjecting new products and initiatives to a rigorous review and approval process in order to ensure all key risks and returns are understood and can be managed with appropriate controls;
•	maintaining a robust recovery and resolution framework that enables an effective and efficient response in a severe crisis;
•	targeting an investment grade credit rating at a level that allows competitive access to funding;
•	limiting exposure to low-frequency, high-severity events that could jeopardize BMO’s credit ratings, capital position or reputation;
•	incorporating risk measures into our performance management system;
•

maintaining effective policies, procedures, guidelines, compliance standards and controls, training and management that guide the business practices and risk-taking activities of all employees to protect BMO’s reputation and adhere to all legal and regulatory obligations; and

•	protecting the assets of BMO and BMO’s clients by maintaining a system of strong operational risk controls.

Risk Limits

Our risk limits are shaped by our risk principles and risk appetite, which also inform our business strategies and decisions. These limits are reviewed and approved by the Board of Directors and/or management committees and include:

•	Credit and Counterparty Risk – limits on country, industry, portfolio/product segments, and group and single-name exposures;
•	Market Risk – limits on economic value and earnings exposures to stress scenarios;
•

Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging and wholesale funding, as well as guidelines approved by senior management related to liability diversification, financial condition, and credit and liquidity exposure appetite; and

•	Insurance Risk – limits on policy exposure and reinsurance arrangements.

The Board of Directors, based on recommendations from the RRC and the RMC, annually reviews and approves risk limits and in turn delegates them to the CEO. The CEO then delegates more specific authorities to the senior executives (first line-of-defence), who are responsible for the management of risk in their respective areas, and the CRO (second line-of-defence). These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

Risk Review and Approval

Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, this involves a formal review and approval of various categories by either an individual or a committee, independent of the originator. Delegated authorities and approvals by category are outlined below.

Portfolio transactions – transactions are approved through risk assessment processes for all types of transactions, which include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.

Structured transactions – new structured products and transactions with significant legal, regulatory, accounting, tax or reputation risk are reviewed by the Reputation Risk Management Committee or the Trading Products Risk Committee, as appropriate.

Investment initiatives – documentation of risk assessments is formalized through our investment spending approval process, which is reviewed and approved by Corporate Support areas.

New products and services – policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as by other senior management committees, including the Operational Risk Committee and Reputation Risk Management Committee, as appropriate.

Risk Monitoring

Enterprise-level risk transparency and monitoring and the associated reporting are critical components of our risk management framework and operating culture that help senior management, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes a synthesis of key risks and associated metrics that the organization currently faces. This reporting highlights our most significant risks, including assessments of our top and emerging risks, to provide the Board of Directors, its committees and any other appropriate executive and senior management committees with timely, actionable and forward-looking risk reporting. This reporting includes supporting metrics and material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our Risk Appetite Framework.

On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: Economic Capital and Regulatory Capital. Both are aggregate measures of the risk that we take on in pursuit of our financial targets. Our operating model provides for the direct management of each type of risk, as well as the management of all on an integrated basis. Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks undertaken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – with measures that are based on a time horizon of one year. Measuring the economic profitability of transactions or portfolios incorporates a combination of both expected

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MANAGEMENT’S DISCUSSION AND ANALYSIS

and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Economic Capital methods and model inputs are reviewed and/or recalibrated on an annual basis, as applicable. Our Economic Capital models provide a forward-looking estimate of the difference between our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level. Both expected and unexpected loss measures for a transaction or a portfolio reflect current market conditions and credit quality.

Stress Testing

Stress testing is a key element of our risk and capital management frameworks. It is linked to our risk appetite and informs our strategy, business planning and decision-making processes.

Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Steering Committee. This committee is comprised of business, risk and finance executives and is accountable to the RMC for the oversight of BMO’s stress testing framework and for reviewing and challenging stress test results. Stress testing and enterprise-wide scenarios associated with the Internal Capital Adequacy Assessment Process (ICAAP), including recommended actions that the organization would likely take to manage the impact of the stress event, are presented to senior management and the Board of Directors. Stress testing associated with the Comprehensive Capital Analysis and Review (CCAR) and the mid-year Dodd-Frank Capital Stress Test (DFAST) – which are U.S. regulatory requirements for BMO Financial Corp. – is similarly governed.

Enterprise Stress Testing

Enterprise stress testing supports our internal capital adequacy assessment and target-setting through analysis of the potential effects of low-frequency, high-severity events on our balance sheet, earnings, liquidity and capital positions. Scenario selection is a multi-step process that considers the enterprise’s material and idiosyncratic risks and the potential impact of new or emerging risks on our risk profile, as well as the macroeconomic environment. Scenarios may be defined by senior management, the Board of Directors or regulators, and are developed in conjunction with the Economics group. The Economics group translates the scenarios into macroeconomic and market variables that include but are not limited to GDP growth, yield curve estimates, unemployment, housing starts, real estate prices, stock index growth and changes in corporate profits. The scenarios are then executed by our operating, risk and finance groups.

Quantitative models and qualitative approaches are utilized to assess the impact of changes in the macroeconomic environment on our income statement and balance sheet and the resilience of our capital over a forecast horizon. Stress test results, including mitigating actions, are benchmarked and challenged by relevant business units and senior management, including the Enterprise Stress Testing Steering Committee.

Ad Hoc Stress Testing

Through our stress testing framework, we embed stress testing in our strategy, business planning and decision-making. Ad hoc stress testing is conducted regularly by our operating and risk groups to support risk identification, business analysis and strategic decision-making.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the transacting of trading and other capital markets products, the holding of investment securities and the activities related to securitization. Credit risk is the most significant measurable risk BMO faces. Proper management of credit risk is essential to our success, since the failure to effectively manage credit risk could have an immediate and significant impact on our earnings, financial condition and reputation.

Credit and Counterparty Risk Governance

The objective of our credit risk management framework is to ensure all material credit risks to which the enterprise is exposed are identified, measured, managed, monitored and reported. The RRC has oversight of the management of all risks faced by the enterprise, including the credit risk management framework. BMO’s credit risk management framework incorporates governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis and modified when necessary to keep them current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.

Lending officers in the operating groups are accountable for recommending credit decisions based on the completion of appropriate due diligence, and they assume ownership of the risks. Credit officers in ERPM approve credit decisions and are accountable for providing an objective assessment of lending decisions and independent oversight of the risks assumed by the lending officers. All of these experienced and skilled individuals are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits, all of which are reviewed annually. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures.

All credit risk exposures are subject to regular monitoring. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of review increases in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. In addition, regular portfolio and sector reviews are carried out, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly to the Board and senior management committees, in order to keep them informed of developments in our credit risk portfolios, including changes in credit risk concentrations and significant emerging credit risk issues, and to ensure appropriate actions can be taken where necessary.

Credit and Counterparty Risk Management

Collateral Management

Collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. Depending on the type of borrower, the assets available and the structure and term of the credit obligations, collateral can take various forms. For corporate and

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular revaluation specific to asset type.

For loans, collateral values are initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. Credit officers in ERPM provide independent oversight of collateral documentation and valuation. For investor-owned commercial real estate, a full external appraisal of the property is obtained at the time of loan origination, except where the loan is below a specified threshold amount, in which case an internal evaluation and a site inspection are completed. Internal evaluation methods may consider tax assessments, purchase price, real estate listing or realtor opinion. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions. In the event a loan is classified as impaired, depending on its size, a current external appraisal, evaluation or restricted use appraisal is obtained and updated every 12 months while the loan is classified as impaired. For residential real estate that has a loan-to-value (LTV) ratio of less than 80%, an external property appraisal is routinely obtained at the time of loan origination. In certain low LTV ratio cases, BMO may use an external service provided by Canada Mortgage and Housing Corporation to assist in determining if a full property appraisal is required. For high LTV ratio (greater than 80%) insured mortgages, BMO relies on the property valuation as determined by the default insurer based upon information supplied by BMO.

Collateral for our trading products is primarily comprised of cash and high-quality liquid securities (U.S. and Canadian treasury securities, U.S. Agency securities and Canadian provincial government securities) that are monitored and margined on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation. With limited exceptions, we utilize the International Swaps and Derivatives Association (ISDA) Master Agreement with a Credit Support Annex (CSA) included to document our collateralized contractual trading relationships with our counterparties for over-the-counter (OTC) derivatives. CSAs provide for the exchange of collateral between the parties where one party’s OTC derivatives exposure to the other party exceeds an agreed amount (threshold). The purpose of collateralization is to mitigate counterparty credit risk. Collateral can be exchanged as initial margin and/or variation margin. CSAs contain, among other things, provisions setting out acceptable collateral types and how they are to be valued (discounts are often applied to the market values), as well as thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is to be calculated.

To document our contractual trading relationships with our counterparties for repurchase transactions, we utilize master repurchase agreements and for securities lending transactions, we utilize master securities lending agreements.

Portfolio Management

BMO’s credit risk governance policies provide an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, specialty segments (e.g., hedge funds and leveraged lending), country, product and single-name concentrations. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses. Our credit exposure diversification may be supplemented by the purchase or sale of insurance through guarantees or credit default swaps.

Credit and Counterparty Risk Measurement

We quantify credit risk at both the individual borrower and portfolio levels. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.

Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default over a one-year time horizon. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the determination of a PD.

Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under Basel II, there are three approaches available for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). Subject to a transitional floor based on the Standardized Approach, we apply the AIRB Approach for calculations of credit risk in our portfolios, including portfolios of our subsidiary BMO Financial Corp. The Standardized Approach is currently being used for measurements related to the acquired M&I portfolio, while we execute on our plan to transition this portfolio to the AIRB Approach.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the retail (consumer and small business) and wholesale (corporate and commercial) portfolios.

Credit risk measures are validated and back-tested regularly – quarterly in the case of retail models and annually in the case of wholesale models.

Retail (Consumer and Small Business)

The retail portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment.

The retail risk rating system rates the borrower’s risk based on a narrow range of likely expected conditions, primarily more recent in nature, including delinquency, loan-to-value (LTV) ratio and loan utilization rate. Product lines within each of the retail risk areas are separately modelled so the risk-based parameters capture the distinct nature of each product. A final segmentation then sorts each exposure within a product line into homogeneous pools of retail risk that reflect common risk-based parameters. Each pool is assigned a unique combination of PD, LGD and EAD parameters, capturing its segment-specific credit risk.

The retail risk rating system is designed to generate estimates of the value of credit risk parameters as accurately as possible but is subject to uncertainty. During the calibration process, adjustments are made at the parameter level for each segment to account for uncertainty.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

BMO Financial Group 197th Annual Report 2014	85

MANAGEMENT’S DISCUSSION AND ANALYSIS

The retail parameters are tested quarterly and calibrated on an annual basis to incorporate additional data points in the parameter estimation process, ensuring that the most recent experience is incorporated.

Retail Credit Probability of Default Bands by Risk Rating

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%

Wholesale (Corporate and Commercial)

Within the wholesale portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower risk ratings (BRRs) to help quantify potential credit risk. A suite of general and sector-specific risk rating models have been developed within each asset class to capture the key quantitative and qualitative risk factors associated with borrowers in different industries and portfolios. Risk ratings are assigned using the appropriate internal model. BRRs are assessed and assigned at loan inception and reviewed at least annually. More frequent reviews are performed for borrowers with higher risk ratings, accounts that trigger a review through a rating change or that experience covenant breaches, and accounts requiring or requesting changes to facilities. The assigned ratings are mapped to a PD over a one-year time horizon. As counterparties migrate between risk ratings, the PD associated with the counterparty changes.

BMO employs a master scale with 14 BRRs above default, and PDs are assigned to each grade within an asset class to reflect the long-run average of one-year default rates. PD estimates are based on internal default experience over a period of more than five years that covers at least one full economic cycle, supplemented by external benchmarking, as applicable.

BMO also assigns an LGD estimate to each separate facility provided to an entity at origination. LGD estimates are a measure of the potential economic loss for the facility if the entity were to default during a period of economic distress. The LGD estimate provides an inverse measure of the protection from loss afforded by the assigned collateral, as applicable, and considers the supporting structural elements of the facility, including seniority, margin arrangements, and product and sectoral characteristics. LGD models have been developed for each asset class using internal data that covers a period of more than seven years, capturing a full economic cycle and are supplemented by external data, when necessary.

As demonstrated in the table below, our internal risk rating system corresponds in a logical manner to those of the external rating agencies.

Borrower Risk Rating Scale

BMO rating	Description of risk	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent
Acceptable
I-1 to I-3	Undoubted to minimal	Aaa to Aa3	AAA to AA-
I-4 to I-5	Modest	A1 to Baa1	A+ to BBB+
I-6 to I-7	Average	Baa2 to Baa3	BBB to BBB-
S-1 to S-2	Acceptable	Ba1 to Ba2	BB+ to BB
S-3 to S-4	Marginal	Ba3 to B1	BB- to B+
Problem
P-1	Deteriorating	B2	B
P-2 to P-3	Watchlist	B3 to Ca	B- to CC
Default and impaired
D-1 to D-4	Default/default and impaired	C	D

Credit Quality Information

Portfolio Review

Total enterprise-wide outstanding credit exposures were $546 billion at October 31, 2014, comprised of $331 billion in Canada, $184 billion in the United States and $31 billion in other jurisdictions. This represents an increase of $39 billion or 8% from the prior year.

BMO’s loan book continues to be well diversified by industry and geographic region and, consistent with the prior year, the consumer portfolio represented the majority of loans. Gross loans and acceptances increased by $24 billion or 8% from the prior year to $305 billion at October 31, 2014. The geographic mix of our Canadian and U.S. portfolios was relatively consistent with the prior year, and represented 70.0% and 26.3% of total loans, respectively, compared with 72.4% and 24.4% in 2013. The consumer loan portfolio represented 56.8% of the total portfolio, a modest decrease from 59.8% in 2013. Approximately 88% of the Canadian consumer portfolio and 98% of the U.S. consumer portfolio is secured. Business and government loans represented 43.2% of the total portfolio, a modest increase from 40.2% in 2013. Our loan portfolio is well-diversified by industry and we continue to proactively monitor industry sectors that we consider warrant closer attention, including Canadian consumer loans and U.S. real estate.

Further details on our loan book, including detailed breakdowns by industry and geographic region, can be found in Tables 7 to 15 on pages 112 to 118 and in Note 6 on page 140 of the financial statements. Details related to our credit exposures are discussed in Note 4 on page 136 of the financial statements.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures continue to be areas of interest in the current environment. BMO regularly performs stress testing on its residential mortgage and HELOC portfolios to evaluate the potential effects of high-impact events. These stress tests incorporate moderate to severe adverse scenarios. The credit losses forecast in these tests vary depending on the severity of the scenario and are considered to be manageable.

Since 2012, new residential real estate lending rules have been introduced for federally regulated lenders in Canada, including restrictions on LTV ratios for revolving HELOCs and requirements related to assessing a borrower’s capacity to service debt obligations on a timely basis, as well as a maximum amortization of 25 years and a maximum home value of $1 million for high LTV ratio (greater than 80%) insured mortgages. These regulatory changes resulted in some adjustments to loan underwriting practices, including reducing the maximum LTV ratio on revolving HELOCs to 65% from the previous maximum of 80%.

Provision for Credit Losses (PCL)

Total PCL was $561 million in the current year, down 4% from $587 million in 2013. Detailed discussion of our PCL, including historical trends in PCL, is provided on page 40, in Table 15 on page 118 and in Note 4 on page 136 of the financial statements.

Gross Impaired Loans (GIL)

Total GIL decreased by $496 million or 19% from 2013 to $2,048 million in 2014, with most of the decrease in the United States. GIL as a percentage of gross loans and acceptances also decreased over the prior year from 0.91% in 2013 to 0.67% in 2014.

Factors contributing to the change in GIL are outlined in the following table. Loans classified as impaired during the year decreased from $2,449 million in 2013 to $2,142 million in 2014. On a geographic basis, the United States accounted for the majority of impaired loan formations, comprising 56.8% of total formations in 2014, compared with 64.0% in 2013. Further details on the breakdown of impaired loans by geographic region and industry can be found on Table 11 on page 114 and in Note 4 on page 136 of the financial statements.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

86	BMO Financial Group 197th Annual Report 2014

Changes in Gross Impaired Loans and Acceptances (GIL) (1)

(Canadian $ in millions, except as noted) For the year ended October 31	2014	2013	2012
GIL, beginning of year	2,544	2,976	2,685
Classified as impaired during the year	2,142	2,449	3,101
Transferred to not impaired during the year	(669)	(728)	(968)
Net repayments	(1,059)	(1,058)	(517)
Amounts written-off	(801)	(939)	(1,179)
Disposals of loans	(220)	(343)	(197)
Foreign exchange and other movements	111	187	51
GIL, end of year	2,048	2,544	2,976
GIL as a % of gross loans and acceptances	0.67	0.91	1.17

(1)	GIL excludes purchased credit impaired loans.

Allowance for Credit Losses (ACL)

Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and collective allowances for credit losses. Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a collective allowance in order to cover any impairment in the existing loan portfolio that cannot yet be associated with individually identified impaired loans. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by our regulator, OSFI. For the purposes of calculating the collective allowance, we group loans on the basis of similar credit risk characteristics. Our methodology incorporates both quantitative and qualitative components to determine an appropriate level for the collective allowance. The quantitative component measures long-run expected losses based on PD and LGD risk parameters. For commercial and corporate loans, key factors that determine the incurred but not identified losses include the underlying risk rating of the borrower, industry sector, credit product and amount and quality of collateral held. For consumer and small business loans, exposures are pooled based on similar risk characteristics and the incurred loss parameters are determined from the long-run default and historical loss experience of each pool. The collective allowance is adjusted to reflect qualitative factors such as management’s credit judgment with respect to current and near-term macroeconomic and business conditions, portfolio-specific considerations, credit quality trends, changes in lending practices, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed. We review the collective allowance on a quarterly basis.

BMO maintains the allowance for credit losses at a level that we consider adequate to absorb credit-related losses. As at October 31, 2014, the ACL was $1,966 million, comprised of $424 million of specific allowance and $1,542 million of collective allowance. This includes $50 million of specific allowance and $182 million of collective allowance related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. Total ACL remained relatively stable year over year, decreasing by $4 million. Our coverage ratios are trending positively with ACL as a percentage of GIL, including and excluding purchased portfolios, increasing year over year.

The collective allowance increased by $57 million from 2013 to $1,542 million in 2014 due to the strengthening U.S. dollar. The collective allowance remains adequate and at year end represented 0.83% of credit risk-weighted assets, unchanged from 2013.

Factors contributing to the change in ACL are outlined in the table below. Further details on changes in ACL by country and portfolio can be found in Tables 12 and 13 on page 116 and in Note 4 on page 136 of the financial statements.

Changes in Allowance for Credit Losses (1)

(Canadian $ in millions, except as noted) For the year ended October 31	2014	2013	2012
Specific ACL, beginning of year	485	476	559
Specific PCL (charge to income statement)	561	597	761
Recoveries of amounts written off in previous years	624	772	846
Write-offs	(1,149)	(1,297)	(1,593)
Foreign exchange and other movements	(97)	(63)	(97)
Specific ACL, end of year	424	485	476
Collective ACL, beginning of year	1,485	1,460	1,452
Collective PCL (charge to income statement)	–	(10)	3
Foreign exchange and other movements	57	35	5
Collective ACL, end of year	1,542	1,485	1,460
Total ACL	1,966	1,970	1,936
Comprised of:
Loans	1,734	1,665	1,706
Specific allowance for other credit instruments	50	41	29
Collective allowance for other credit instruments	182	264	201
ACL as a % of GIL (2)	93.6	75.8	64.1

(1)	Includes allowances related to other credit instruments that are included in other liabilities.
(2)	Ratio excludes specific allowances for other credit instruments that are included in other liabilities.

BMO Financial Group 197th Annual Report 2014	87

MANAGEMENT’S DISCUSSION AND ANALYSIS

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We closely monitor our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to European countries, as at October 31, 2014, including Greece, Ireland, Italy, Portugal and Spain (GIIPS), is set out in the tables that follow.

The table below outlines total net portfolio exposures for funded lending, securities (inclusive of credit default swap (CDS) activity), repo-style transactions and derivatives. Funded lending is further broken down by counterparty type, as well as by total commitments compared to the funded amount, in the table on page 89.

European Exposure by Country and Counterparty (9) (Canadian $ in millions)

As at October 31, 2014	Funded lending (1)	Securities (2)(8)				Repo-style transactions and derivatives (3)(4)				Total
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Net exposure
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (5)	8	–	–	–	–	42	2	–	44	52
Italy	69	–	–	–	–	5	5	–	10	79
Portugal	–	–	–	–	–	1	–	–	1	1
Spain	52	–	–	–	–	7	–	–	7	59
Total – GIIPS	129	–	–	–	–	55	7	–	62	191
Eurozone (excluding GIIPS)
France	26	–	15	64	79	205	–	–	205	310
Germany	85	–	24	1,301	1,325	52	–	–	52	1,462
Netherlands	239	711	8	113	832	78	1	–	79	1,150
Finland	–	–	–	394	394	–	–	–	–	394
Other (6)	201	–	6	–	6	44	48	7	99	306
Total – Eurozone (excluding GIIPS)	551	711	53	1,872	2,636	379	49	7	435	3,622
Rest of Europe
Denmark	12	577	–	322	899	–	–	–	–	911
Norway	15	1,281	–	–	1,281	28	–	–	28	1,324
Russian Federation	330	–	–	–	–	–	–	–	–	330
Sweden	93	299	–	12	311	1	–	–	1	405
Switzerland	215	1	–	–	1	199	–	–	199	415
United Kingdom	497	96	44	203	343	486	14	2	502	1,342
Other (6)	–	–	–	–	–	–	–	–	–	–
Total – Rest of Europe	1,162	2,254	44	537	2,835	714	14	2	730	4,727
Total – All of Europe (7)	1,842	2,965	97	2,409	5,471	1,148	70	9	1,227	8,540

As at October 31, 2013	Funded lending (1)	Securities (2)				Repo-style transactions and derivatives (3)(4)				Total
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Net exposure
Total – GIIPS	79	–	–	–	–	5	2	–	7	86
Total – Eurozone (excluding GIIPS)	462	626	42	2,111	2,779	113	6	1	120	3,361
Total – Rest of Europe	956	2,058	40	674	2,772	153	19	–	172	3,900
Total – All of Europe (7)	1,497	2,684	82	2,785	5,551	271	27	1	299	7,347

(1)	Funded lending includes loans (primarily trade finance).
(2)	Securities include cash products, insurance investments and traded credit.
(3)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($15 billion for Europe as at October 31, 2014).
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $76 million as at October 31, 2014.
(6)	Includes countries with less than $300 million net exposure.
(7)	Of our total net direct exposure to Europe, approximately 89% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.
(8)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure table) to Europe was $555 million, with no net single-name* CDS exposure to GIIPS countries as at October 31, 2014 (*includes a net position of $254 million (bought protection) on a CDS Index, of which 20% is comprised of GIIPS domiciled entities).
(9)	BMO has the following indirect exposures to Europe as at October 31, 2014:
–	Collateral of €571 million to support trading activity in securities (€27 million from GIIPS) and €127 million of cash collateral being held.
–	Guarantees of $986 million ($8 million to GIIPS).

88	BMO Financial Group 197th Annual Report 2014

European Lending Exposure by Country and Counterparty (9) (Canadian $ in millions)

	Lending (1)
	Funded lending as at October 31, 2014			As at October 31, 2014		As at October 31, 2013
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	–	–	–	–	–	–	–
Ireland (5)	–	8	–	103	8	–	–
Italy	69	–	–	69	69	2	2
Portugal	–	–	–	–	–	–	–
Spain	52	–	–	62	52	77	77
Total – GIIPS	121	8	–	234	129	79	79
Eurozone (excluding GIIPS)
France	26	–	–	78	26	22	22
Germany	79	6	–	99	85	21	21
Netherlands	30	209	–	559	239	338	163
Finland	–	–	–	–	–	–	–
Other (6)	158	43	–	439	201	421	256
Total – Eurozone (excluding GIIPS)	293	258	–	1,175	551	802	462
Rest of Europe
Denmark	12	–	–	12	12	15	15
Norway	15	–	–	15	15	16	16
Russian Federation	302	28	–	330	330	476	476
Sweden	23	70	–	198	93	121	64
Switzerland	4	211	–	471	215	546	163
United Kingdom	223	274	–	701	497	485	222
Other (6)	–	–	–	45	–	–	–
Total – Rest of Europe	579	583	–	1,772	1,162	1,659	956
Total – All of Europe (7)	993	849	–	3,181	1,842	2,540	1,497

Refer to footnotes in the table on page 88.

BMO Financial Group 197th Annual Report 2014	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Transactions

The following table represents the notional amounts of our over-the-counter (OTC) derivative contracts, comprised of those which are centrally cleared and settled through a designated clearing house and those which are non-centrally cleared. The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in our Consolidated Balance Sheet.

Over-the-Counter Derivatives (Notional amounts)

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2014	2013	2014	2013	2014	2013
Interest Rate Contracts
Swaps	814,178	1,084,369	1,861,499	1,140,417	2,675,677	2,224,786
Forward rate agreements	34,713	52,137	326,771	347,614	361,484	399,751
Purchased options	19,267	18,283	–	–	19,267	18,283
Written options	22,955	23,020	–	–	22,955	23,020
Total interest rate contracts	891,113	1,177,809	2,188,270	1,488,031	3,079,383	2,665,840
Foreign Exchange Contracts
Cross-currency swaps	51,616	44,834	–	–	51,616	44,834
Cross-currency interest rate swaps	279,119	255,337	–	–	279,119	255,337
Forward foreign exchange contracts	299,480	263,607	–	–	299,480	263,607
Purchased options	31,148	10,923	–	–	31,148	10,923
Written options	36,344	13,530	–	–	36,344	13,530
Total foreign exchange contracts	697,707	588,231	–	–	697,707	588,231
Commodity Contracts
Swaps	13,559	15,122	–	–	13,559	15,122
Purchased options	8,526	8,081	–	–	8,526	8,081
Written options	4,166	4,285	–	–	4,166	4,285
Total commodity contracts	26,251	27,488	–	–	26,251	27,488
Equity Contracts	48,702	39,360	–	–	48,702	39,360
Credit Default Swaps
Purchased	6,507	8,541	2,294	294	8,801	8,835
Written	10,232	13,072	1,751	216	11,983	13,288
Total credit default swaps	16,739	21,613	4,045	510	20,784	22,123
Total	1,680,512	1,854,501	2,192,315	1,488,541	3,872,827	3,343,042

90	BMO Financial Group 197th Annual Report 2014

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

BMO incurs market risk in its trading and underwriting activities and structural banking activities. The importance and magnitude of these activities to the enterprise, along with the relative uncertainty of daily changes to market variables, require a strong and balanced market risk structure that incorporates appropriate and defensible governance, management and measurement.

Trading and Underwriting Market Risk Governance

As part of our enterprise-wide risk management framework, we apply extensive governance and management processes to our market risk-taking activities. The RRC has oversight of the management of market risk and approves the market risk corporate policy, along with limits governing market risk exposures. The RMC, which recommends the market risk corporate policy for approval, regularly reviews and discusses significant market risk issues and positions and provides senior management oversight. These committees are informed of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures, as well as other relevant market risk topics. In addition, all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately notified of BMO’s risk-taking governance, authority structure, procedures and processes, are given access to and guidance on the relevant corporate policies and standards, and are expected to adhere to those standards.

Trading and Underwriting Market Risk Management

We have strong, independent risk oversight within a policy framework that mandates comprehensive controls for the management of market risk. We monitor an extensive range of risk metrics, including Value at Risk, Stressed Value at Risk, stress and scenario tests, risk sensitivities and operational metrics. We have a comprehensive set of limits that are applied to these metrics, with appropriate monitoring, reporting and escalation of limit breaches. Risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and Board committees. Further key controls include the independent valuation of financial assets and liabilities and compliance with a model risk management framework to control for model risk.

BMO’s Market Risk group also provides oversight of structural market risk, which is managed by BMO’s Corporate Treasury group and described on page 94.

Valuation Product Control

Within the Market Risk group, the Valuation Product Control (VPC) group is responsible for independent valuation of all trading and available-for-sale (AFS) portfolios within Capital Markets Trading Products and Corporate Treasury, to ensure that they are materially accurate by:

•	developing and maintaining valuation adjustment policies and procedures in accordance with regulatory requirements and IFRS;
•	establishing official rate sources for valuation of all portfolios; and
•	providing an independent review of portfolios where trader prices are used for valuation.

Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation difference exceeds the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with our accounting policy and regulatory requirements. Prior to the final month-end general ledger close, the Valuation Operating Committee, composed of key stakeholders from the lines of business, Market Risk, Capital Markets Finance and the Chief Accountant’s Group reviews all valuation adjustments that are proposed by the VPC group.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least quarterly to address the more challenging material valuation issues in BMO’s portfolios, approves methodology changes related to valuation and acts as a key forum for discussing positions categorized as Level 3 for financial reporting purposes and their inherent uncertainty.

At a minimum, the following are considered when determining appropriate valuation adjustments: credit valuation adjustments, closeout costs, uncertainty, funding valuation adjustments, and liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of models that use observable market information and Level 3 inputs consist of models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 31 on page 178 of the financial statements.

Trading and Underwriting Market Risk Measurement

To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, SVaR, stress testing, sensitivities, position concentrations, market and notional values and revenue losses.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. Among the limitations of VaR is the assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Generally, market liquidity horizons are reviewed for suitability and updated where appropriate for relevant risk metrics. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Ad hoc analyses are run to

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

examine our sensitivity to low-frequency, high-severity hypothetical scenarios. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, RMC and RRC on a regular basis. Stress testing is limited by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing should be viewed as a definitive predictor of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and their results could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. BMO has a robust governance process in place to ensure adherence to delegated market risk limits. Amounts exceeding established limits are communicated to senior management on a timely basis for resolution and appropriate action.

In addition, we measure the market risk for trading and underwriting portfolios that meet regulatory criteria for trading book capital treatment using the Internal Models Approach. We also apply this approach in measuring the market risk for portfolios that are subject to AFS accounting rules under IFRS and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the Internal Models Approach, VaR is computed using BMO’s Trading Book VaR model. This is a Monte Carlo scenario simulation model, and its results are used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.

We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the VaR measure over a defined period. This testing result is in line with regulatory-defined expectations and confirms the reliability of our models. The correlations and volatility data that underpin our models are updated monthly, so that VaR measures reflect current levels of volatility.

Our models are used to determine market risk Economic Capital for each of our lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk

Corporate Policy & Guidelines by our Model Risk Validation group. The Model Risk Corporate Policy & Guidelines outline minimum requirements for the identification, assessment, monitoring and management of models and model risk across the enterprise and are described on page 103.

Total Trading VaR decreased during the year due to active portfolio rebalancing within our equity books. The Total AFS VaR decrease was the result of position reductions in a number of portfolios and from the impact of parameter recalibrations. The increase in Total Trading SVaR during the year was attributable to client facilitation activities across a range of businesses.

Total Trading Value at Risk (VaR) Summary

(Canadian $ in millions) (1)(3)

	2014				2013
As at or for the year ended October 31 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	Year-end
Commodity VaR	(0.5)	(0.6)	(0.9)	(0.3)	(0.4)
Equity VaR	(3.2)	(6.4)	(10.6)	(3.1)	(6.1)
Foreign exchange VaR	(0.5)	(1.2)	(3.5)	(0.1)	(0.5)
Interest rate VaR	(5.8)	(6.9)	(13.3)	(4.1)	(4.6)
Credit VaR	(5.5)	(5.3)	(6.4)	(4.5)	(5.0)
Diversification	7.4	10.0	nm	nm	7.5
Total Trading VaR	(8.1)	(10.4)	(14.5)	(6.5)	(9.1)
Total AFS VaR	(7.9)	(11.3)	(14.5)	(7.7)	(10.1)

Total Trading Stressed Value at Risk (SVaR) Summary

(Canadian $ in millions) (2)(3)

	2014				2013
As at or for the year ended October 31 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	Year-end
Commodity SVaR	(3.2)	(4.3)	(7.9)	(1.8)	(4.7)
Equity SVaR	(14.0)	(14.8)	(38.0)	(6.1)	(9.8)
Foreign exchange SVaR	(0.7)	(3.6)	(11.3)	(0.2)	(0.8)
Interest rate SVaR	(11.2)	(17.0)	(30.1)	(8.5)	(9.5)
Credit SVaR	(13.6)	(13.3)	(17.5)	(11.0)	(11.0)
Diversification	20.6	28.4	nm	nm	19.9
Total Trading SVaR	(22.1)	(24.6)	(46.4)	(11.5)	(15.9)

(1)	Total Trading VaR and AFS VaR are subject to the BMO Capital Markets trading management framework.
(2)	Stressed VaR is produced weekly.
(3)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm	– not meaningful

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

92	BMO Financial Group 197th Annual Report 2014

Trading Net Revenue

The charts below present daily net revenues versus total trading and AFS VaR, along with a representation of daily net revenue distribution. During the current year, the largest loss occurred on October 31, and was the result of normal trading activity and valuation adjustments. The largest gain occurred on September 30, and was primarily due to normal trading and underwriting activity.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to traded risk and non-traded risk measurement techniques.

	As at October 31, 2014				As at October 31, 2013
		Subject to market risk				Subject to market risk
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Main risk factors for non-traded risk balances
Assets Subject to Market Risk
Cash and cash equivalents	28,386	–	28,386	–	26,089	–	26,089	–	Interest rate
Interest bearing deposits with banks	6,110	930	5,180	–	6,518	1,511	5,007	–	Interest rate
Securities
Trading	85,022	78,997	6,025	–	75,159	69,393	5,766	–	Interest rate, credit spread
Available-for-sale	46,966	–	46,966	–	53,710	–	53,710	–	Interest rate, credit spread
Held-to-maturity	10,344	–	10,344	–	6,032	–	6,032	–	Interest rate
Other	987	–	987	–	899	–	899	–	Equity
Securities borrowed or purchased under resale agreements	53,555	–	53,555	–	39,799	–	39,799	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	303,038	–	303,038	–	279,294	–	279,294	–	Interest rate, foreign exchange
Derivative instruments	32,655	31,627	1,028	–	30,259	29,484	775	–	Interest rate, foreign exchange
Other assets	21,596	–	7,787	13,809	19,285	–	7,692	11,593	Interest rate
Total Assets	588,659	111,554	463,296	13,809	537,044	100,388	425,063	11,593
Liabilities Subject to Market Risk
Deposits	393,088	7,639	385,449	–	368,369	5,928	362,441	–	Interest rate, foreign exchange
Derivative instruments	33,657	32,310	1,347	–	31,974	31,184	790	–	Interest rate, foreign exchange
Acceptances	10,878	–	10,878	–	8,472	–	8,472	–	Interest rate
Securities sold but not yet purchased	27,348	27,348	–	–	22,446	22,446	–	–	Interest rate
Securities lent or sold under repurchase agreements	39,695	–	39,695	–	28,884	–	28,884	–	Interest rate
Other liabilities	43,676	–	43,263	413	41,724	–	41,179	545	Interest rate
Subordinated debt	4,913	–	4,913	–	3,996	–	3,996	–	Interest rate
Total Liabilities	553,255	67,297	485,545	413	505,865	59,558	445,762	545
(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Structural (Non-Trading) Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations.

Structural Market Risk Governance

The RRC has oversight of the management of structural market risk, annually approves the structural market risk strategy and limits, and regularly reviews structural market risk positions. The RMC and Balance Sheet and Capital Management Committee (BSCMC) regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group.

Structural Market Risk Measurement

Interest Rate Risk

Structural interest rate risk arises when changes in interest rates affect the cash flows, earnings and values of assets and liabilities from our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads.

Structural interest rate risk is primarily comprised of interest rate mismatch risk and product embedded option risk.

Interest rate mismatch risk arises when there are differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target profile through interest rate swaps and securities.

Product embedded option risk arises when product features allow customers to alter scheduled maturity or repricing dates. Product embedded options include loan prepayment, deposit redemption privileges and committed rates on unadvanced mortgages. Product embedded options are managed to low risk levels through a dynamic hedging process or with purchased options.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

94	BMO Financial Group 197th Annual Report 2014

Structural interest rate risk is measured using simulations, earnings sensitivity and economic value sensitivity analysis, stress testing and gap analysis, in addition to other traditional risk metrics.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

The models used to measure structural interest rate risk project changes in interest rates and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure the extent to which customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), we measure our exposure using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. These models have been developed using statistical analysis and are validated and periodically updated through regular model vetting, back-testing processes and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used in support of product pricing.

Structural interest rate earnings and economic value sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve are disclosed in the following table. The interest rate gap position is disclosed in Note 19 on page 160 of the financial statements.

During the year, economic value interest rate sensitivity increased and earnings interest rate sensitivity decreased primarily due to reduced short-term asset sensitivity and growth in capital. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.

Structural Balance Sheet Interest Rate Sensitivity

(Canadian $ in millions) (1)(2)

	As at October 31, 2014		As at October 31, 2013
	Economic value sensitivity (Pre-tax)	Earnings sensitivity over the next 12 months (After tax)	Economic value sensitivity (Pre-tax)	Earnings sensitivity over the next 12 months (After tax)
100 basis point increase	(715.1)	64.7	(503.1)	95.4
100 basis point decrease	405.2	(62.6)	340.1	(90.8)
200 basis point increase	(1,579.4)	85.8	(1,078.8)	158.1
200 basis point decrease	320.5	(68.1)	442.7	(113.7)

(1)	Losses are in brackets and benefits are presented as positive numbers.
(2)	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at October 31, 2014, results in an increase in earnings after tax of $71 million and an increase in economic value before tax of $385 million ($81 million and $335 million, respectively, at October 31, 2013). A 100 basis point decrease in interest rates at October 31, 2014, results in a decrease in earnings after tax of $63 million and a decrease in economic value before tax of $414 million ($66 million and $399 million, respectively, at October 31, 2013). These impacts are not reflected in the table above.

Foreign Exchange Risk

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact changes in foreign exchange rates can have on BMO’s reported shareholders’ equity and capital ratios. When the Canadian dollar appreciates relative to the U.S. dollar, unrealized translation losses on our net investment in foreign operations, net of related hedging activities, are reported in other comprehensive income in shareholders’ equity. In addition, the Canadian dollar equivalent of U.S.-dollar-denominated risk-weighted assets decreases. The reverse is true when the Canadian dollar depreciates relative to the U.S. dollar. Consequently, we may hedge our net investment in foreign operations to ensure translation risk does not materially impact our capital ratios.

Transaction risk represents the impact that fluctuations in the Canadian/U.S. dollar exchange rate may have on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated results. Exchange rate fluctuations will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations. If future results are consistent with results in 2014, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) adjusted net income before income taxes for the year by $10 million in the absence of hedging transactions.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Liquidity and Funding Risk Governance

The RRC has oversight of liquidity and funding risk, annually approves applicable policies, limits and the contingency plan, and regularly reviews liquidity and funding positions. BMO’s Corporate Treasury group recommends the Liquidity and Funding Risk Management Framework and the related risk appetite, limits and guidelines, monitors compliance with policy requirements and assesses the impact of market events on liquidity requirements on an ongoing basis. The RMC and BSCMC provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and action items that arise in the execution of our strategy.

The Corporate Treasury group and the operating groups are responsible for the ongoing management of liquidity and funding risk across the enterprise.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Funding Risk Management

BMO’s Liquidity and Funding Risk Management Framework is defined and managed under Board-approved corporate policies and management-approved standards. These policies and standards outline key management principles, liquidity and funding management metrics and related limits and guidelines, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise.

BMO has robust limits and guidelines in place to manage liquidity and funding risk. Limits establish the enterprise-level risk appetite for our key Net Liquidity Position (NLP) measure, secured and unsecured funding appetite for both trading and structural activities and risk appetite for enterprise pledging activity. Guidelines establish maturity concentration tolerances, counterparty liability diversification requirements and business pledging activity. Guidelines are also established for the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding to ensure liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan that will facilitate effective management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored to identify early signs of increasing liquidity risk in the market or risks specific to BMO.

BMO subsidiaries include regulated and foreign legal entities and branches, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy requirements of the subsidiaries, as well as tax and regulatory considerations that apply to the subsidiaries. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits are in place for key legal entities that are informed by legal and regulatory requirements that apply to each entity, and positions are regularly reviewed at the legal entity level to ensure compliance with applicable requirements.

BMO employs fund transfer pricing and liquidity transfer pricing practices to ensure the appropriate economic signals are provided to the lines of business for the pricing of products for customers and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of supplemental liquid assets held to support contingent liquidity requirements.

Liquidity and Funding Risk Measurement

A key component of liquidity risk management is the measurement of liquidity and contingent liquidity risk under stress. BMO uses the Net Liquidity Position (NLP) as a key measure of liquidity risk. The NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, or purchase collateral for pledging due to ratings downgrades or as a result of market volatility, as well as fund asset growth and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative liquidity risk of each activity. These factors vary depending on depositor classification (e.g., retail, small business, non-financial corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational deposits) and by commitment type (e.g., uncommitted or committed credit or liquidity facilities by counterparty type). The stress scenario also considers the time horizon over which liquid assets can be monetized and the related haircuts that may occur under market stress. These funding needs are assessed under severely stressed systemic and enterprise-specific scenarios and a combination thereof. BMO targets to maintain a net liquidity position sufficient to withstand each scenario.

Stress testing results are compared against BMO’s stated risk tolerance and are considered in management decisions on limit or guideline setting and internal liquidity transfer pricing, and they also help to shape the design of business plans and contingency plans. The liquidity and funding risk framework is also integrated with enterprise-wide stress testing.

In addition to the NLP, we regularly monitor positions against the limits and guidelines noted in the Liquidity and Funding Risk Management section above. This includes required regulatory metrics such as the Liquidity Coverage Ratio (LCR) and Net Cumulative Cash Flow (NCCF).

Unencumbered Liquid Assets

Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The amounts of liquidity recognized for different asset classes under our management framework are subject to haircuts reflecting management’s view of the liquidity value of those assets in a stress scenario. Liquid assets in the trading businesses include cash on deposit with central banks and short-term deposits with other financial institutions, highly-rated debt and equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with central banks and securities and short-term reverse repurchase agreements of highly rated Canadian federal and provincial and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of liquid assets under Basel III. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian- and U.S.-dollar-denominated assets, with the remaining supplemental liquidity pool held in BMO Harris Bank in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is highly integrated with our measurement of contingent liquidity risk, as the size is calibrated to meet the potential funding needs, outside of our trading businesses, in each of the parent bank and BMO Harris Bank and achieve BMO’s target NLP for each entity. To meet local regulatory requirements, certain of our legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on our ability to use liquid assets held in one legal entity to support the liquidity requirements of another legal entity.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $171.0 billion at October 31, 2014. In addition to liquid assets, BMO retains access to the Bank of Canada’s emergency lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy is in place that sets out the framework and pledging limits for financial and non-financial assets.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

96	BMO Financial Group 197th Annual Report 2014

BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. See Note 30 on page 178 of the financial statements for further information on pledged assets.

Liquid Assets

	As at October 31, 2014					As at October 31, 2013
(Canadian $ in millions)	Carrying value/on- balance sheet assets (1)	Other cash and securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	28,386	–	28,386	1,637	26,749	24,878
Deposits with other banks	6,110	–	6,110	–	6,110	6,518
Securities and securities borrowed or purchased under resale agreements Sovereigns / Central banks / Multilateral development banks	92,626	15,805	108,431	66,661	41,770	51,249
Mortgage-backed securities and collateralized mortgage obligations	17,127	1,444	18,571	2,525	16,046	10,543
Corporate debt	19,584	6,321	25,905	1,879	24,026	19,008
Corporate equity	67,537	15,665	83,202	41,602	41,600	37,020
Total securities and securities borrowed or purchased under resale agreements	196,874	39,235	236,109	112,667	123,442	117,820
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	17,852	–	17,852	3,172	14,680	11,425
Total liquid assets	249,222	39,235	288,457	117,476	170,981	160,641
Other eligible assets at central banks (not included above) (5)	109,812	–	109,812	1,008	108,804	102,178
Undrawn credit lines granted by central banks	–	–	–	–	–	–
Total liquid assets and other sources	359,034	39,235	398,269	118,484	279,785	262,819
(1)	The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at October 31, 2014.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Encumbrance (Canadian $ in millions)

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at October 31, 2014		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	34,496	–	1,637	417	32,442
Securities (5)	253,961	79,778	36,061	10,796	127,326
Loans and acceptances	285,186	37,060	1,965	137,357	108,804
Other assets
Derivative instruments	32,655	–	–	32,655	–
Premises and equipment	2,276	–	–	2,276	–
Goodwill	5,353	–	–	5,353	–
Intangible assets	2,052	–	–	2,052	–
Current tax assets	665	–	–	665	–
Deferred tax assets	3,019	–	–	3,019	–
Other assets	8,231	–	–	8,231	–
Total other assets	54,251	–	–	54,251	–
Total assets	627,894	116,838	39,663	202,821	268,572

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at October 31, 2013		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	32,607	–	1,211	1,467	29,929
Securities (5)	217,427	64,168	24,014	6,815	122,430
Loans and acceptances	265,719	35,639	4,675	123,227	102,178
Other assets
Derivative instruments	30,259	–	–	30,259	–
Premises and equipment	2,168	–	–	2,168	–
Goodwill	3,819	–	–	3,819	–
Intangible assets	1,511	–	–	1,511	–
Current tax assets	1,065	–	–	1,065	–
Deferred tax assets	3,027	–	–	3,027	–
Other assets	7,695	–	–	7,695	–
Total other assets	49,544	–	–	49,544	–
Total assets	565,297	99,807	29,900	181,053	254,537
(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $11.2 billion as at October 31, 2014, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits include core deposits and larger retail and commercial fixed-rate customer deposits. Customer deposits totalled $238.7 billion at the end of the year, up from $220.6 billion in 2013. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits totalled $28.2 billion as at October 31, 2014.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

98	BMO Financial Group 197th Annual Report 2014

Total wholesale funding outstanding, consisting of negotiable marketable securities, was $156.4 billion at October 31, 2014, with $35.6 billion sourced as secured funding and $120.8 billion sourced as unsecured funding. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found in Note 32 on page 186.

BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $171.0 billion as at October 31, 2014, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO’s wholesale funding plan ensures sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs against available potential sources. The funding plan is approved annually by the RRC and is regularly updated throughout the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (1) (Canadian $ in millions)

As at October 31, 2014	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks (2)	7,885	4,187	674	175	12,921	–	–	12,921
Certificates of deposit and commercial paper	13,348	19,553	12,906	7,215	53,022	817	–	53,839
Bearer deposit notes	1,037	1,774	15	221	3,047	–	–	3,047
Asset-backed commercial paper (ABCP)	866	896	1,105	60	2,927	–	–	2,927
Senior unsecured medium-term notes	–	500	3,779	5,016	9,295	12,561	20,853	42,709
Senior unsecured structured notes (3)	13	362	15	168	558	49	1,257	1,864
Covered bonds and Securitizations	–	–	–	–	–	–	–	–
Mortgage securitizations	–	334	1,510	601	2,445	2,110	12,844	17,399
Covered bonds	–	–	–	2,254	2,254	1,691	3,667	7,612
Credit card securitizations	–	–	42	895	937	1,880	2,194	5,011
Subordinated debt (4)	–	–	–	322	322	–	6,091	6,413
Other (5)	–	–	–	–	–	–	2,677	2,677
Total	23,149	27,606	20,046	16,927	87,728	19,108	49,583	156,419
Of which:	–	–	–	–	–	–	–	–
Secured	866	1,230	2,657	3,810	8,563	5,681	21,382	35,626
Unsecured	22,283	26,376	17,389	13,117	79,165	13,427	28,201	120,793
Total (6)	23,149	27,606	20,046	16,927	87,728	19,108	49,583	156,419
(1)	Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 32 of the financial statements. Wholesale funding also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Except for deposits from banks, which primarily consist of bank deposits sourced to support trading activities, unsecured funding refers to funding through the issuance of marketable, negotiable securities.
(3)	Primarily issued to non-institutional investors.
(4)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended EDTF disclosures.
(5)	Refers to FHLB advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $53.9 billion and U.S.-dollar and other foreign-denominated funding of $102.5 billion as at October 31, 2014.

Regulatory Developments

In 2014, OSFI finalized its Liquidity Adequacy Requirements (LAR) guideline. The guideline outlines the approach and methodology for a number of liquidity metrics and tools that OSFI will use to monitor and assess the adequacy of Canadian banks’ liquidity, including the Liquidity Coverage Ratio (LCR), Net Cumulative Cash Flow (NCCF) and others. Under the guideline, Canadian banks will be required to maintain an LCR above 100% effective January 1, 2015. As at October 31, 2014, the bank comfortably exceeds the LCR minimum.

In 2014, the Basel Committee on Banking Supervision (BCBS) issued its final paper on LCR disclosure standards and OSFI published a LCR common disclosure template. Canadian banks are required to comply with the new disclosure standards beginning in the second quarter of the 2015 fiscal year reporting period.

In October 2014, BCBS published its final Net Stable Funding Ratio (NSFR) rules. The NSFR is the ratio of the available amount of stable funding (one year or greater) to the required amount of stable funding. BMO believes OSFI will engage with the industry to discuss domestic implementation of the NSFR in 2015. The NSFR is effective January 1, 2018.

Canada’s Department of Finance issued for comment in August 2014 a Consultation Paper outlining the proposed bail-in regime applicable to Canada’s domestic systemically important banks (D-SIBs), including BMO. The proposed bail-in regime would grant to the Government of Canada the power to permanently convert “eligible liabilities” of the D-SIB into common equity and to permanently cancel existing common shares if certain preconditions are met. Under the proposed bail-in regime, eligible liabilities would consist only of senior unsecured debt that is issued after the implementation date of the bail-in regime, tradable and transferable, and with an original term of over 400 days. D-SIBs would be subject to a Higher Loss Absorbency (HLA) requirement to be met through the sum of regulatory capital and long-term senior debt that is directly issued by the parent bank of between 17% and 23% of risk-weighted assets (RWA). The Consultation Paper also requested comments with respect to potentially instituting a bank holding company structure in Canada to better support the regime for bank resolutions. Comments on the Consultation Paper were due in September 2014.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In November 2014, the Financial Stability Board (FSB) issued a Consultation Paper to enhance the loss-absorbing capacity of global systemically important banks (G-SIBs) in resolution. Under the proposal, G-SIBs would be required to maintain Total Loss Absorbency Capacity (TLAC) in excess of prescribed minimum thresholds. TLAC would include regulatory capital and eligible liabilities that can absorb losses in resolution. The minimum amount of TLAC banks would need to hold would be equal to 16% to 20% of RWA (plus applicable regulatory buffers) or two times the Basel III Leverage Ratio minimum requirement of 3%. Conformance with TLAC requirements will not be required before January 1, 2019. Comments on the Consultation Paper are due in February 2015 and a quantitative impact study is planned for early 2015. The FSB is planning to finalize the proposal in late 2015.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 146 of the financial statements.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. In June 2014, Moody’s affirmed its long-term ratings and changed its outlook to “negative” from “stable” on the supported senior debt and uninsured deposit ratings of BMO and six other large Canadian banks in light of previously announced plans by the Canadian federal government to implement a bail-in regime for domestic systemically important banks. In August 2014, S&P affirmed its long-term and short-term issuer credit ratings of BMO and revised its outlook for BMO and other Canadian banks to “negative” from “stable”, reflecting the possible impact of a bail-in policy proposal from the Canadian federal government.

As at October 31, 2014
Rating agency	Short-term debt	Senior long- term debt	Subordinated debt(1)	Outlook
Moody’s	P-1	Aa3	A3	Negative
S&P	A-1	A+	BBB+	Negative
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	AA (low)	Stable
(1)	NVCC subordinated debt is rated Baa1 by Moody’s, BBB by S&P and A(low) by DBRS.

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Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

BMO is exposed to potential losses arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage all risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanctions.

Operational Risk Governance

Operational risk management is governed by a robust committee structure supported by a comprehensive set of policies, standards and operating guidelines. The Operational Risk Committee (ORC), a sub-committee of the RMC, is the main decision-making committee for all operational risk management matters and has responsibility for the oversight of operational risk strategy, management and governance. The ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring of change initiatives. The ORC also oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the Operational Risk Management Framework (ORMF). These governance documents incorporate industry leading practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite. We continue to enhance governance by increasing the number of Corporate Support areas that can provide additional oversight for specific operational risks.

Regular reporting and analysis of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our ORMF. Enterprise reporting provides an integrated view of top and emerging risks, loss trending, capital consumption, key risk indicators and operating group portfolio profiles. A critical aspect of this reporting is the quality of underlying sources and systems. Timely and comprehensive operational risk reporting enhances risk transparency and facilitates the proactive management of operational risk exposures.

The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with our enterprise-wide principles. Independent risk management oversight is provided by operating group Chief Risk Officers and Operational Risk Officers, Corporate Support areas and Corporate Operational Risk Management. Operational Risk Officers independently assess group operational risk profiles, identify material exposures and potential weaknesses in controls, and recommend appropriate mitigation strategies and actions. Corporate Support areas develop tools and processes for the management of specific operational risks across the enterprise. Corporate Operational Risk Management establishes the ORMF and the necessary governance framework, with operating group Chief Risk Officers providing governance and oversight for their respective business units.

Operational Risk Management

The ORMF defines the processes we use to identify, measure, manage, mitigate, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital. Executing our ORMF strategy also involves continuing to embed our risk culture by promoting greater awareness and understanding of operational risk to our first line of defence through training and communication. In addition, we continue to invest in talent to further strengthen our second line of defence capabilities. The key programs, method-

ologies and processes we have developed to support the framework are highlighted below:

•

Risk Control Assessment (RCA) is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive management, mitigation and prevention of risk. On an aggregate basis, RCA results also provide an enterprise-level view of operational risks relative to risk appetite, to ensure key risks are adequately managed and mitigated.

•

Process Risk Assessment (PRA) provides a deeper focus in identifying key risks and controls in our business processes and can span across multiple business units. The PRA enables a greater understanding of our key processes in order to facilitate more effective oversight and ensure risks are appropriately mitigated.

•

BMO’s initiative assessment and approval process is used to assess, document and approve qualifying initiatives when new business, services and products are developed or existing services and products are enhanced. The process ensures that due diligence, approval, monitoring and reporting requirements are appropriately addressed at all levels of the organization.

•

Key Risk Indicators (KRIs) provide an early indication of any adverse changes in risk exposure. Operating groups and Corporate Support areas identify metrics related to their material operational risks. These KRIs are used in monitoring operational risk profiles and their overall relation to our risk appetite, and are linked to thresholds that trigger management action.

•

Internal loss data serves as an important means of assessing our operational risk exposure and identifying opportunities for future risk prevention measures. Under this process, internal loss data is analyzed and benchmarked against external data. Material trends are regularly reported to the ORC, RMC and RRC to ensure preventative and corrective action can be taken where appropriate. BMO is a member of the Operational Risk Data Exchange Association, the American Bankers Association and other international and national associations of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

•	BMO’s operational risk management training programs ensure employees are qualified and equipped to execute the ORMF strategy consistently, effectively and efficiently.
•

Effective business continuity management ensures that we have the capability to sustain, manage and recover critical operations and processes in the event of a business disruption, thereby minimizing any adverse effects on our customers and other stakeholders.

•

BMO’s Corporate Risk & Insurance team provides a second level of mitigation for certain operational risk exposures. We purchase insurance in amounts that are expected to provide adequate protection against unexpected material loss and where insurance is required by law, regulation or contractual agreement. There have been no material operational risk loss events during the year ended October 31, 2014.

•

During the year, BMO received approval to use the Advanced Measurement Approach (AMA), a risk-sensitive capital model, to determine Basel II regulatory capital requirements for managing operational risk.

•

Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and assesses enterprise preparedness for events that could create risks that exceed our risk appetite. Under the AMA, we use scenario analysis for stress testing, to manage tail risk exposure to low-frequency, high severity events and to validate operational risk capital adequacy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Risk

Insurance risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance products, including annuities and life, accident and sickness, and creditor insurance, as well as in our reinsurance business.

Insurance risk consists of:

•

Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – the risk that the behaviour of policyholders related to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations; and

•	Expense risk – the risk that actual expenses associated with acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing calculations.

A robust product approval process is a cornerstone of the framework for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.

Actuarial liabilities are estimates of the amounts required to meet insurance obligations. Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the Chartered Professional Accountants of Canada’s Accounting Standards Board. These liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuaries of our insurance subsidiaries are appointed by those subsidiaries’ boards of directors and have statutory responsibility for providing opinions on the adequacy of provisions for policyholder liabilities, the solvency of the insurance companies and the fairness of treatment of participating policyholders. In addition, the work of each Appointed Actuary is subject to an external, independent review by a qualified actuary every three years, in accordance with OSFI Guideline E-15.

As of the current year, we commenced the assessment of risks, capital needs and solvency position through the Own Risk and Solvency Assessment (ORSA) as required by OSFI.

Legal and Regulatory Risk

Legal and regulatory risk is the risk of not complying with laws, contractual undertakings or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation, financial losses, regulatory sanctions, an inability to execute our business strategies and harm to our reputation.

BMO’s success relies in part on our ability to prudently manage our exposure to judgments, fines or losses arising from the risk of not complying with laws or contractual undertakings, or not meeting regulatory requirements or regulator expectations. The financial services industry is highly regulated, and we anticipate more intense scrutiny from our supervisors in the oversight process and strong enforcement of regulatory requirements as governments and regulators around the world continue major reforms to strengthen the stability of the financial system. The current environment is one in which banks globally have recently been subject to fines in relation to a number of regulatory and market conduct issues at unprecedented levels. As rulemaking evolves, we monitor developments to ensure BMO is well-positioned to respond to and implement any required changes.

Under the direction of the General Counsel, the Legal and Compliance Group (LCG) maintains enterprise-wide frameworks to identify, measure, manage, monitor and report on legal and regulatory risk. LCG also works with operating groups and Corporate Support areas to identify legal and regulatory requirements, trends and potential risks, recommend mitigation strategies and actions, and oversee litigation involving BMO. Another area of focus for legal and compliance management and operating groups’ risk committees is oversight of fiduciary risk related to BMO’s businesses that provide products or services giving rise to fiduciary duties to clients. Of particular importance are the policies and practices that address the responsibilities of a business to a client, including service requirements and expectations, client suitability determinations, and disclosure obligations and communications. Failure to properly manage these risks may result in harm to our reputation, cause a decline in investor confidence, and affect our ability to execute our business strategies.

Under the direction of the Chief Anti-Money Laundering Officer, the Anti-Money Laundering Office is responsible for the governance, oversight and assessment of the principles and procedures established by the enterprise to ensure compliance with regulatory requirements and risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. International regulators continue to focus on anti-money laundering and related efforts, to raise their expectations concerning the quality and efficacy of anti-money laundering and related programs and to penalize institutions that fail to meet these expectations.

All of these frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Support areas manage day-to-day risks in compliance with corporate policies, while LCG teams specifically aligned with designated operating groups provide advice and independent legal and regulatory risk management oversight.

Heightened regulatory and supervisory scrutiny has had a significant impact on how we conduct business. Working with the operating groups and other Corporate Support areas, LCG continues to diligently assess and analyze the implications of regulatory changes, and devote substantial resources to implement systems and processes required to comply with new regulations while helping the operating groups meet BMO customers’ needs and demands.

We continue to respond to other global regulatory developments, including capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter (OTC) derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). For additional discussion on regulatory developments relating to capital management, please refer to the Enterprise-Wide Capital Management section starting on page 64.

Cross-Border Resolution and Bail-in. The Financial Stability Board (FSB) published a consultative document concerning cross-border recognition of resolution actions and the removal of impediments to the resolution of systemically important financial institutions (Proposal). The Proposal

102	BMO Financial Group 197th Annual Report 2014

encourages jurisdictions to include in their resolution frameworks features designed to enable prompt effect to be given to foreign resolution actions. It also recommends two types of arrangements between contracting parties to address areas critical for orderly cross-border resolution: (1) temporary restrictions or stays on early termination rights in financial contracts; and (2) write-down or conversion of debt instruments in resolution, or “bail-in” provisions, where the instruments are governed by the laws of a jurisdiction other than that of the issuing entity. Under the Proposal, FSB member governments are to take official action to promote adoption of these two contractual solutions, and FSB would finalize guidance on core elements of statutory recognition frameworks by the end of 2015. Canada has proposed a “bail-in” framework to apply to Canada’s domestic systemically important banks, including BMO. Please refer to page 99 in the Liquidity and Funding Risk section for further information on the proposed “bail-in” framework and other related regulatory developments.

Dodd-Frank. Dodd-Frank reforms include heightened consumer protection, revised regulation of the OTC derivatives markets, restrictions on proprietary trading and ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. Dodd-Frank rulemaking will continue over the next several years. In December 2013, U.S. regulators issued the final Volcker Rule. Banking entities have until July 21, 2015 to conform most of their activities and investments. In addition, under Dodd-Frank, most OTC derivatives are now subject to a comprehensive regulatory regime. Certain derivatives are now required to be centrally cleared and traded on an exchange and are subject to reporting and business conduct requirements. Capital and margin requirements relating to derivatives are currently being considered by U.S. and international regulators. In Canada, OTC derivative transactions must now be reported to designated trade repositories.

Indirect Auto Lenders. The Consumer Financial Protection Bureau (CFPB), which enforces certain U.S. federal consumer finance laws, is closely scrutinizing indirect auto lenders to focus on compliance, including with fair lending laws.

FBO Rule. In February 2014, the Federal Reserve Board approved a final rule for strengthening supervision and regulation of foreign banking organizations (FBO Rule) that implements Dodd-Frank’s enhanced prudential standards for the U.S. operations of non-U.S. banks, such as BMO. The FBO Rule establishes new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting. We must file, by January 1, 2015, an outline of our implementation plan for meeting these requirements by the effective date (July 1, 2016). BMO is preparing for the impact of the FBO Rule on its operations.

Risk Governance Framework. The Office of the Comptroller of Currency issued for comment proposed guidelines for the design and implementation of a risk governance framework for large national banks, and board of director oversight of the framework’s design and implementation. These guidelines would apply to our principal U.S. subsidiary bank, BMO Harris Bank N.A. (BHB), and establish specific roles and responsibilities focused on risk management for BHB’s front-line units, risk management, internal audit, board and CEO.

The General Counsel and the Chief Compliance Officer (CCO) regularly report to the Audit and Conduct Review Committee (ACRC) of the Board and senior management on the effectiveness of our Enterprise Compliance Program (ECP) which, using a risk-based approach, identifies, assesses and manages compliance with applicable legal and regulatory requirements. The ECP directs operating groups and Corporate Support areas to maintain compliance policies, procedures and controls to meet these requirements. Under the direction of the CCO, LCG identifies and reports on gaps and deficiencies and tracks remedial action plans. The Chief Anti-Money Laundering Officer also regularly reports to the ACRC.

All BMO employees are required to annually complete legal and regulatory training on topics such as anti-corruption, anti-money laundering and privacy. This is done in conjunction with our code of conduct training, which tests employees’ knowledge and understanding of how they are required to behave.

Business Risk

Business risk arises from the specific business activities of a company and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. The management of business risk identifies and addresses factors related to the risk that volumes will decrease or margins will shrink without the company having the ability to compensate for this decline by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

Model Risk

Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs. The adverse consequences can be financial loss, poor business decision-making or damage to reputation.

BMO uses models that range from very simple models for basic transactions to highly complicated models that value complex transactions and measure sophisticated portfolio risk and capital.

These models are used to inform strategic decision-making and to assist in making daily lending, trading, underwriting, funding, invest-

ment and operational decisions. BMO also uses models as a core risk management tool, to measure exposure to specific risks and to measure total risk on an integrated basis using Economic Capital.

BMO maintains strong controls over the development, implementation and application of models, which can be grouped within seven main categories:

•	valuation models for the valuation of assets, liabilities or reserves;
•	risk exposure estimation models for measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	adjudication and underwriting models for adjudicating and underwriting transactions;
•	capital and stress testing models for measuring capital, allocating capital and managing regulatory capital and Economic Capital;
•	fiduciary models for asset allocation, asset optimization and portfolio management;
•	major business managed application models for material business-making where model outcomes play material roles; and
•	models driven by regulatory and other stakeholder requirements.

Model Risk Governance

The Model Risk Management Committee, a cross-functional group representing all key stakeholders across the enterprise (Model Users, Model Developers, the Model Risk Governance group and the Model Risk Validation (MRV) group), meets regularly to provide input into the development, implementation and maintenance of the Model Risk Management Framework and the requirements governing all models that are used across the enterprise.

Model Risk is governed by the enterprise-wide Model Risk Management Framework, which sets out end-to-end risk governance across the model activity cycle and ensures that model risk remains consistent with BMO’s enterprise-wide risk appetite. The framework includes BMO’s Model Risk Corporate Policy & Guidelines, which outlines explicit principles for managing model risk, details model risk processes and clearly defines roles and responsibilities of all stakeholders.

The Model Risk Corporate Policy, which is approved by the RRC, outlines the requirements for the oversight, identification, development, independent validation, implementation, use, monitoring and reporting of models and model risk across the enterprise.

Prior to use, all models must receive approval based on an independent assessment of their specific model risk by the MRV group. All models are assigned a risk rating as part of the validation process, which determines the materiality of model risk and the frequency of ongoing review. In addition to regularly scheduled model validation and review, BMO uses model risk monitoring and oversight reporting and procedures to inform management that models are managed and used, and perform as expected. This oversight also mitigates model risk by increasing the likelihood of early detection of emerging issues.

Model Validation, Outcome Analysis & Back-Testing

Once the models are validated, approved and in production they are subject to ongoing validation, which includes ongoing monitoring and outcomes analysis. As a key component of the outcomes analysis, back-testing measures model output against actual observed outcomes. This analysis is used to confirm the validity and performance of each model over time while ensuring that right level of controls are in place to address identified issues and enhance a model’s overall performance.

Credit Risk – Credit Risk Model Validation Guidelines are an important subset of BMO’s Model Risk Guidelines. These Credit Risk Model Vali-

dation Guidelines include clear requirements for how BMO back-tests credit risk models.

The process for back-testing for the Probability of Default (PD) includes comparing a credit risk model estimated probabilities of default against the actual or realized default rates across all obligor ratings. This process also includes testing for statistical evidence that default rates accurately represent sampling variability over time.

The comprehensive validation of a risk rating system includes various prescribed tests and analyses that measure discriminatory power, calibration and dynamic properties, with support from migration analysis. Additional tests or analyses are used to validate borrower risk rating grades and probability of default.

As with any analysis, BMO applies human judgment to determine which factors, such as data limitations, may impact the overall relevance of a given validation approach or interpretation of statistical analysis. A similar back-testing is applied to the Loss Given Default (LGD) and Exposure at Default (EAD).

Annual Validations of in-production models are conducted to ensure they perform as intended and to confirm the adequacy of their design. An annual Validation includes an ongoing qualitative validation conducted by model developers and a quantitative Validation conducted by the MRV group with all conclusions reported back to senior management.

Trading and Underwriting Market Risk – All internal models used to calculate regulatory capital for trading and underwriting market risk must have their Value at Risk (VaR) results back-tested regularly. The bank’s internal VaR model is back-tested daily, and the 1-day 99% confidence level VaR at the local and consolidated BMO levels are compared against the realized theoretical Profit & Loss (P&L) which is the daily change in portfolio value that would occur if the portfolio composition remained unchanged. If the theoretical P&L is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented, and the back-testing results are reviewed by the Board and regulators. This process monitors the quality and accuracy of the internal VaR model and assists in refining overall risk measurement procedures.

Structural Market Risk – Model back-testing is performed monthly and reported quarterly. For products with scheduled term such as mortgages and term deposits, the model-predicted prepayments or redemptions are compared against the actual observed outcomes. For products without a scheduled term such as credit card loans and chequing accounts the modelled balance run-off profiles are compared against actual balance trends.

The variances between model predictions and actual experienced outcomes are measured against pre-defined risk materiality thresholds. To ensure variances are within the tolerance range, actions such as model review and parameter recalibration are taken. Performance is assessed by analyzing model overrides and tests conducted during model development, such as back-testing and sensitivity testing.

Strategic Risk

Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations as a result of inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as the risk of potential loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management framework.

BMO’s Strategy Group oversees our strategic planning processes and works with the lines of business, along with Risk, Finance and other Corporate Support areas, to identify, monitor and mitigate strategic risk across the enterprise. Our rigorous strategic risk management framework encourages a consistent approach to the development of strategies and incorporates financial information linked to financial commitments.

The Strategy Group works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. The

104	BMO Financial Group 197th Annual Report 2014

potential impacts of changes in the business environment, such as broad industry trends and the actions of competitors, are considered as part of this process and inform strategic decisions within each of our lines of business. Enterprise and group strategies are reviewed with the Executive Committee and the Board of Directors annually in interactive sessions that challenge assumptions and strategies in the context of current and potential future business environments.

Performance objectives established through the strategic management process are monitored regularly and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also monitored closely to identify any significant emerging risk issues.

Reputation Risk

Reputation risk is the risk of a negative impact to BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, decline in client loyalty, litigation, regulatory sanction or additional oversight, or decline in BMO’s share price.

BMO’s reputation is one of its most valuable assets. By protecting and maintaining our reputation, we can increase shareholder value, reduce our cost of capital and improve employee engagement and customer loyalty.

Our reputation is built on our commitment to high standards of business conduct and ethics.

FirstPrinciples, our code of conduct, is the basis for fostering a culture of integrity and trust and provides all employees and directors with guidance on expected behaviour.

All employees and directors are responsible for conducting themselves in accordance with FirstPrinciples, thus building and maintaining BMO’s reputation.

We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in the course of strategy development, strategic and operational implementation, and transactional or initiative decision-making, as well as in making day-to-day business decisions. Reputation risk is also managed through our corporate governance practices and risk management framework.

The Reputation Risk Management Committee reviews instances of significant or heightened reputation risk to BMO, including those that may arise from complex credit or structured-finance transactions.

Environmental and Social Risk

Environmental and social risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

In order to manage our business responsibly we consider factors that can give rise to environmental and social risk. This concept is embedded in our Board approved Code of Business Conduct and Ethics. Environmental and social risk management activities are overseen by the Environmental, Social and Governance (ESG) group and the Environmental Sustainability group, with support from our lines of business and other Corporate Support areas. BMO’s Sustainability Council, which is comprised of executives representing various areas of the organization, provides insight and guidance for our environmental and social initiatives.

As part of our enterprise risk management framework, we evaluate the environmental and social impact of our clients’ operations, as well as the impact of their industry sectors. Environmental and social risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, pollution, waste and the unsustainable use of water and resources, as well as risks to the livelihoods, health and rights of communities and their cultural heritage. We work with external stakeholders to understand the impact of our operations and financing decisions in the context of these issues, and we use this understanding to determine the consequences for our businesses. BMO has developed and implemented specific financing guidelines on environmental and social risk for specific lines of business. Environmental and social risks associated with credit transactions are managed within BMO’s credit and counterparty risk framework. Enhanced due diligence is applied to transactions with clients operating in environmentally sensitive industry sectors.

BMO applies the Equator Principles, a voluntary credit risk management framework for determining, assessing and managing environmental and social risk in project finance transactions. These principles have been integrated into our credit risk framework. We are also a signatory to and participate in the Carbon Disclosure Project, which provides corporate disclosure on greenhouse gas emissions and climate change management.

BMO implemented ESG training for BMO Capital Markets employees as part of a program to reinforce a consistent understanding of environmental and social risk across the enterprise. The training includes identification of emerging issues, an overview of BMO’s due diligence procedures and tools to assist employees in identifying and managing environmental, social and governance risks. We review our environmental and social risk policies and procedures on a periodic basis.

BMO is a signatory to the UN Principles for Responsible Investment, a framework designed to encourage sustainable investing through the integration of ESG issues in investment, decision-making and ownership practices.

To ensure that we are informed of emerging issues, we participate in global forums with our peers, maintain an open dialogue with our stakeholders and continuously monitor and evaluate policy and legislative changes in the jurisdictions in which we operate. Our environmental and social policies and practices are outlined in detail in our annual Environmental, Social and Governance Report and Public Accountability Statement, and on our Corporate Responsibility website.

BMO Financial Group 197th Annual Report 2014	105

SUPPLEMENTAL INFORMATION

Supplemental Information

Certain comparative figures have been reclassified to conform to the current period’s presentation and for changes in accounting policies. Refer to Note 1 of the consolidated financial statements. In addition, on November 1, 2011, BMO’s financial statements have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP).

As a result of these changes, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

Adjusted results in this section are non-GAAP measures. Refer to the non-GAAP Measures section on page 32.

Table 1: Shareholder Value and Other Statistical Information

As at or for the year ended October 31	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Market Price per Common Share ($)
High	85.71	73.90	61.29	63.94	65.71	54.75	63.44	72.75	70.24	62.44
Low	67.04	56.74	53.15	55.02	49.78	24.05	35.65	60.21	56.86	53.05
Close	81.73	72.62	59.02	58.89	60.23	50.06	43.02	63.00	69.45	57.81

Common Share Dividends
Dividends declared per share ($)	3.08	2.94	2.82	2.80	2.80	2.80	2.80	2.71	2.26	1.85
Dividend payout ratio (%)	47.8	47.5	46.0	57.1	58.6	90.6	73.9	64.8	43.0	39.1
Dividend yield (%)	3.8	4.0	4.8	4.8	4.6	5.6	6.5	4.3	3.3	3.2
Dividends declared ($ millions)	1,991	1,904	1,820	1,690	1,571	1,530	1,409	1,354	1,133	925

Total Shareholder Return (%)
Five-year average annual return	15.5	17.0	4.2	1.9	5.9	1.8	0.9	14.2	19.1	13.8
Three-year average annual return	16.7	11.5	10.8	17.4	4.5	(5.3)	(5.6)	6.6	15.6	18.4
One-year return	17.1	28.8	5.2	2.4	26.4	25.1	(27.9)	(5.8)	24.1	3.7

Common Share Information
Number outstanding (in thousands)
End of year	649,050	644,130	650,730	639,000	566,468	551,716	504,575	498,563	500,726	500,219
Average basic	645,860	648,476	644,407	591,403	559,822	540,294	502,062	499,950	501,257	500,060
Average diluted	648,475	649,806	648,615	607,068	563,125	542,313	506,697	508,614	511,173	510,845
Number of shareholder accounts	55,610	56,241	59,238	58,769	36,612	37,061	37,250	37,165	38,360	40,104
Book value per share ($)	48.18	43.22	39.41	36.76	34.09	31.95	32.02	28.29	28.89	26.48
Total market value of shares ($ billions)	53.0	46.8	38.4	37.6	34.1	27.6	21.7	31.4	34.8	28.9
Price-to-earnings multiple	12.8	11.8	9.7	12.2	12.7	16.3	11.4	15.3	13.5	12.5
Price-to-adjusted earnings multiple	12.4	11.7	9.9	11.5	12.5	12.5	9.2	11.6	13.4	12.9
Market-to-book value multiple	1.70	1.66	1.47	1.49	1.77	1.57	1.34	2.23	2.40	2.18

Balances
As at assets	588,659	537,044	524,684	500,575	411,640	388,458	416,050	366,524	319,978	293,862
Average daily assets	593,928	555,431	543,931	469,934	398,474	438,548	397,609	360,575	309,131	296,502
Average daily net loans and acceptances	292,098	266,107	246,129	215,414	171,554	182,097	175,079	165,783	153,282	139,414

Return on Equity and Assets
Return on equity (%)	14.0	14.9	15.9	15.1	14.9	9.9	13.0	14.4	19.2	18.8
Adjusted return on equity (%)	14.4	15.0	15.5	16.0	15.0	12.9	16.2	19.0	19.3	18.3
Return on average assets (%)	0.72	0.74	0.75	0.65	0.71	0.41	0.50	0.59	0.86	0.81
Adjusted return on average assets (%)	0.74	0.75	0.73	0.68	0.71	0.52	0.61	0.78	0.87	0.78
Return on average risk-weighted assets (%) (1)	1.85	1.93	1.96	1.70	1.74	0.97	1.07	1.20	1.71	1.63
Adjusted return on average risk-weighted assets (%) (1)	1.91	1.94	1.92	1.79	1.76	1.25	1.32	1.58	1.71	1.58
Average equity to average total assets (%)	0.05	0.05	0.05	0.04	0.05	0.04	0.04	0.04	0.04	0.04

Other Statistical Information
Employees (2)
Canada	30,596	30,301	30,797	31,351	29,821	29,118	29,529	28,944	27,922	26,684
United States	14,836	14,696	14,963	15,184	7,445	6,732	7,256	6,595	6,785	6,901
Other	1,346	634	512	440	363	323	288	288	234	200
Total	46,778	45,631	46,272	46,975	37,629	36,173	37,073	35,827	34,941	33,785
Bank branches
Canada	934	933	930	920	910	900	983	977	963	968
United States	615	626	638	688	321	290	292	243	215	208
Other	4	4	3	3	3	5	5	4	4	4
Total	1,553	1,563	1,571	1,611	1,234	1,195	1,280	1,224	1,182	1,180
Automated banking machines
Canada	3,016	2,900	2,596	2,235	2,076	2,030	2,026	1,978	1,936	1,952
United States	1,322	1,325	1,375	1,366	905	636	640	583	547	539
Total	4,338	4,225	3,971	3,601	2,981	2,666	2,666	2,561	2,483	2,491
2010 and prior based on CGAAP.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Beginning in 2008, return on average risk-weighted assets has been calculated under the Basel II guidelines; for all prior periods, return on average risk-weighted assets has been calculated using the Basel I methodology.
(2)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

106	BMO Financial Group 197th Annual Report 2014

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2014	2013	2012	2011	2010	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	8,461	8,677	8,937	7,474	6,235	8.7	5.8
Non-interest revenue	8,257	7,386	6,992	6,469	6,004	8.5	6.1
Total revenue	16,718	16,063	15,929	13,943	12,239	8.6	6.0
Provision for credit losses	561	587	764	1,212	1,049	nm	nm
Non-interest expense	10,921	10,226	10,135	8,741	7,619	8.1	5.9
Income before provision for income taxes	5,236	5,250	5,030	3,990	3,571	20.3	4.8
Provision for income taxes	903	1,055	874	876	687	nm	(0.7)
Non-controlling interest in subsidiaries (1)	na	na	na	na	74	nm	nm
Net income	4,333	4,195	4,156	3,114	2,810	19.4	6.6
Attributable to bank shareholders	4,277	4,130	4,082	3,041	2,810	19.1	6.4
Attributable to non-controlling interest in subsidiaries (1)	56	65	74	73	na	nm	nm
Net income	4,333	4,195	4,156	3,114	2,810	19.4	6.6

Income Statement – Adjusted Results
Net interest income	8,461	8,020	8,158	7,248	6,235	8.7	5.8
Non-interest revenue	8,257	7,352	6,708	6,494	6,004	6.5	6.1
Total revenue	16,718	15,372	14,866	13,742	12,239	7.6	6.0
Provision for credit losses	561	357	470	1,108	1,049	nm	nm
Non-interest expense	10,761	9,755	9,410	8,453	7,583	8.3	5.9
Income before provision for income taxes	5,396	5,260	4,986	4,181	3,607	13.8	4.8
Provision for income taxes	943	1,037	927	906	691	16.0	(1.7)
Non-controlling interest in subsidiaries (1)	na	na	na	na	74	nm	nm
Adjusted net income	4,453	4,223	4,059	3,275	2,916	13.4	7.0
Attributable to bank shareholders	4,397	4,158	3,985	3,202	2,916	13.1	6.9
Attributable to non-controlling interest in subsidiaries (1)	56	65	74	73	na	nm	nm
Adjusted net income	4,453	4,223	4,059	3,275	2,916	13.4	7.0

Earnings per Share (EPS) ($)
Basic	6.44	6.19	6.13	4.90	4.78	15.8	3.6
Diluted	6.41	6.17	6.10	4.84	4.75	15.8	3.8
Adjusted diluted	6.59	6.21	5.95	5.10	4.81	10.4	4.4

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	3.3	0.9	33.5	8.0	54.8	na	na
Adjusted net income growth	5.4	4.1	23.9	12.3	22.9	na	na
Diluted EPS growth	3.9	1.1	26.0	1.9	54.2	na	na
Adjusted diluted EPS growth	6.1	4.4	16.7	6.0	19.7	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2009 and 2004, respectively, and on IFRS in 2014. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1) Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.

nm – not meaningful

na – not applicable

BMO Financial Group 197th Annual Report 2014	107

SUPPLEMENTAL INFORMATION

Table 3: Revenue and Revenue Growth ($ millions, except as noted)

For the year ended October 31	2014	2013	2012	2011	2010	5-year CAGR	10-year CAGR
Net Interest Income	8,461	8,677	8,937	7,474	6,235	8.7	5.8
Year-over-year growth (%)	(2.5)	(2.9)	19.6	19.9	11.9	na	na

Adjusted Net Interest Income	8,461	8,020	8,158	7,248	6,235	8.7	5.8
Year-over-year growth (%)	5.5	(1.7)	12.6	16.2	11.9	na	na

Net Interest Margin (1)
Average earning assets	528,786	485,191	461,018	404,195	332,468	9.1	8.9
Net interest margin (%)	1.60	1.79	1.94	1.85	1.88	na	na
Adjusted net interest margin (%)	1.60	1.65	1.77	1.79	1.88	na	na
Canadian dollar net interest margin (%)	1.74	1.82	1.89	1.99	2.12	na	na
U.S. dollar and other currencies net interest margin (%)	1.41	1.74	2.01	1.61	1.47	na	na

Non-Interest Revenue
Securities commissions and fees	934	846	825	1,215	1,077	(0.8)	(1.2)
Deposit and payment service charges	1,002	916	929	834	802	4.1	3.0
Trading revenues	949	849	1,025	549	504	5.6	16.8
Lending fees	680	603	544	593	572	4.1	7.9
Card fees	462	461	441	689	233	30.6	5.9
Investment management and custodial fees	1,246	971	967	496	355	29.4	15.0
Mutual fund revenues	1,073	832	665	633	550	18.1	11.0
Securitization revenues	–	–	–	–	678	nm	nm
Underwriting and advisory fees	744	659	600	512	445	13.4	8.0
Securities gains (losses), other than trading	162	285	152	189	150	nm	nm
Foreign exchange, other than trading	179	172	153	130	93	27.8	0.1
Insurance income	503	445	335	283	321	11.3	13.8
Other revenues	323	347	356	346	224	13.7	1.6

Total Non-Interest Revenue	8,257	7,386	6,992	6,469	6,004	8.5	6.1
Year-over-year growth (%)	11.8	5.6	8.1	7.7	9.3	na	na
Non-interest revenue as a % of total revenue	49.4	46.0	43.9	46.4	49.1	na	na

Adjusted Non-Interest Revenue	8,257	7,352	6,708	6,494	6,004	6.5	6.1
Year-over-year adjusted non-interest revenue growth (%)	12.3	9.6	3.3	8.1	(0.2)	na	na
Adjusted non-interest revenue as a % of total adjusted revenue	49.4	47.8	45.1	47.3	49.1	na	na

Total Revenue	16,718	16,063	15,929	13,943	12,239	8.6	6.0
Year-over-year total revenue growth (%)	4.1	0.8	14.2	13.9	10.6	na	na

Total Adjusted Revenue	16,718	15,372	14,866	13,742	12,239	7.6	6.0
Year-over-year total adjusted revenue growth (%)	8.7	3.4	8.2	12.3	5.7	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2009 and 2004, respectively, and on IFRS in 2014. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Net interest margin is calculated based on average earning assets.

na – not applicable

nm – not meaningful

108	BMO Financial Group 197th Annual Report 2014

Table 4: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

For the year ended October 31	2014	2013	2012	2011	2010	5-year CAGR	10-year CAGR
Non-Interest Expense
Employee compensation
Salaries	3,388	3,259	3,148	2,646	2,285	7.2	6.0
Performance-based compensation	1,946	1,686	1,657	1,560	1,455	7.8	5.3
Employee benefits	908	897	808	621	624	6.9	4.5
Total employee compensation	6,242	5,842	5,613	4,827	4,364	7.3	5.5
Premises and equipment
Rental of real estate	415	416	400	360	319	6.2	8.6
Premises, furniture and fixtures	261	377	368	310	269	(0.8)	(0.1)
Property taxes	39	37	36	30	28	5.9	(2.8)
Computers and equipment (1)	1,193	1,003	1,071	878	727	12.1	5.8
Total premises and equipment (1)	1,908	1,833	1,875	1,578	1,343	8.3	nm
Other expenses
Amortization of intangible assets (1)	382	346	331	231	203	13.6	nm
Communications	289	291	301	259	229	5.5	7.6
Business and capital taxes	39	39	46	51	52	(3.1)	(9.0)
Professional fees	622	527	593	624	401	11.4	9.0
Travel and business development	542	514	491	382	343	11.9	8.5
Other	897	834	885	789	684	9.2	7.6
Total other expenses	2,771	2,551	2,647	2,336	1,912	10.1	8.6
Total Non-Interest Expense	10,921	10,226	10,135	8,741	7,619	8.1	5.9
Year-over-year total non-interest expense growth (%)	6.8	0.9	15.9	14.7	3.2	na	na
Total Adjusted Non-Interest Expense	10,761	9,755	9,410	8,453	7,583	8.3	5.9
Year-over-year total adjusted non-interest expense growth (%)	10.3	3.7	11.3	11.5	5.0	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	65.3	63.7	63.6	62.7	62.2	na	na
Adjusted non-interest expense-to-revenue ratio (Efficiency ratio) (%)	64.4	63.5	63.3	61.5	62.0	na	na
Efficiency ratio, excluding PBCAE (2)	59.9	60.8	59.3	–	–	na	na
Adjusted efficiency ratio, excluding PBCAE (2)	59.1	60.4	58.7	–	–	na	na

Government Levies and Taxes (3)
Government levies other than income taxes
Payroll levies	252	249	250	203	175	8.0	4.4
Property taxes	39	37	36	30	28	5.9	(2.8)
Provincial capital taxes	27	30	37	44	45	(5.3)	(11.3)
Business taxes	9	7	9	7	7	0.3	1.4
Harmonized sales tax, GST and other sales taxes	273	262	249	235	146	18.7	6.2
Sundry taxes	2	1	2	1	1	nm	nm
Total government levies other than income taxes	602	586	583	520	402	10.6	2.6
Provision for income taxes	903	1,055	874	876	687	nm	(0.7)
Total Government Levies and Taxes	1,505	1,641	1,457	1,396	1,089	20.9	0.5
Total government levies and taxes as a % of income available to pay government levies and taxes	25.0	28.7	26.6	31.0	27.4	na	na
Effective income tax rate (%)	17.2	20.1	17.4	22.0	19.2	na	na
Adjusted effective income tax rate (%)	17.5	19.7	18.6	21.7	19.2	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2009 and 2004, respectively, and on IFRS in 2014. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated, but not for years prior to 2007. As such, ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 6.2% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 5.4% over ten years.
(2)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).
(3)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful

BMO Financial Group 197th Annual Report 2014	109

SUPPLEMENTAL INFORMATION

Table 5: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

			2014			2013			2012
For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks	1,632	1.52	25	2,461	1.28	32	2,418	1.22	30
Securities	94,234	1.46	1,373	83,605	1.96	1,636	81,486	1.98	1,617
Securities borrowed or purchased under resale agreements	23,027	0.47	109	22,309	0.54	121	20,898	1.11	232
Loans
Residential mortgages	90,134	3.08	2,778	81,693	3.15	2,576	71,282	3.38	2,406
Non-residential mortgages	6,276	4.08	256	6,285	4.29	269	6,282	4.67	293
Personal and credit cards	55,719	5.13	2,860	54,845	4.97	2,728	53,217	5.06	2,691
Businesses and governments	40,250	4.34	1,748	37,380	4.68	1,749	34,038	5.19	1,766
Total loans	192,379	3.97	7,642	180,203	4.06	7,322	164,819	4.34	7,156
Total Canadian dollar	311,272	2.94	9,149	288,578	3.16	9,111	269,621	3.35	9,035
U.S. Dollar and Other Currencies
Deposits with other banks	38,815	0.63	245	35,093	0.61	213	38,666	0.54	209
Securities	53,921	1.11	601	48,488	1.32	640	47,839	1.63	779
Securities borrowed or purchased under resale agreements	32,629	0.12	38	32,578	0.17	57	27,907	0.32	89
Loans
Residential mortgages	7,753	3.37	261	8,897	4.31	383	9,722	4.67	454
Non-residential mortgages	4,859	2.48	121	5,558	3.01	167	6,423	6.61	425
Personal and credit cards	15,812	3.32	524	14,862	3.59	533	14,374	4.69	674
Businesses and governments	61,402	3.42	2,102	47,821	4.52	2,161	43,083	4.90	2,111
Total loans	89,826	3.35	3,008	77,138	4.21	3,244	73,602	4.98	3,664
Total U.S. dollar and other currencies	215,191	1.81	3,892	193,297	2.15	4,154	188,014	2.52	4,741
Other non-interest bearing assets	67,465			73,556			86,396
Total All Currencies
Total assets and interest income	593,928	2.20	13,041	555,431	2.39	13,265	544,031	2.53	13,776
Liabilities
Canadian Dollar
Deposits
Banks	5,416	0.39	21	5,921	0.34	20	4,233	0.34	14
Businesses and governments	98,090	1.38	1,353	88,603	1.53	1,352	77,605	1.60	1,242
Individuals	89,007	0.97	863	82,248	0.96	788	81,117	1.00	808
Total deposits	192,513	1.16	2,237	176,772	1.22	2,160	162,955	1.27	2,064
Securities sold but not yet purchased and securities lent or sold (1)	40,713	1.74	710	36,077	1.96	708	44,214	1.55	686
Subordinated debt and other interest bearing liabilities	24,712	3.11	769	28,004	3.25	911	34,368	3.23	1,109
Total Canadian dollar	257,938	1.44	3,716	240,853	1.57	3,779	241,537	1.60	3,859
U.S. Dollar and Other Currencies
Deposits
Banks	19,048	0.23	44	17,135	0.33	56	17,131	0.34	58
Businesses and governments	145,355	0.34	494	123,129	0.32	392	102,373	0.38	384
Individuals	41,675	0.22	90	40,694	0.29	119	40,511	0.41	167
Total deposits	206,078	0.30	628	180,958	0.31	567	160,015	0.38	609
Securities sold but not yet purchased and securities lent or sold (1)	33,650	0.21	72	33,486	0.30	99	33,335	0.51	170
Subordinated debt and other interest bearing liabilities	4,901	3.34	164	4,325	3.32	143	3,830	5.26	201
Total U.S. dollar and other currencies	244,629	0.35	864	218,769	0.37	809	197,180	0.50	980
Other non-interest bearing liabilities	59,139			66,523			77,858
Total All Currencies
Total liabilities and interest expense	561,706	0.82	4,580	526,145	0.87	4,588	516,575	0.94	4,839
Shareholders’ equity	32,222			29,286			27,456
Total Liabilities, Interest Expense and Shareholders’ Equity	593,928	0.77	4,580	555,431	0.83	4,588	544,031	0.89	4,839
Net interest margin
– based on earning assets		1.60			1.79			1.94
– based on total assets		1.42			1.56			1.64
Net interest income based on total assets			8,461			8,677			8,937
Adjusted net interest margin
– based on earning assets		1.60			1.65			1.77
– based on total assets		1.42			1.44			1.50
Adjusted net interest income based on total assets			8,461			8,020			8,158

Comparative periods have been reclassified to conform with the current year’s presentation and for changes in accounting policies. Refer to Note 1 of the consolidated financial statements.

(1)	For the years ended October 31, 2014, 2013 and 2012, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $50,138 million, $53,898 million and $62,038 million, respectively.

110	BMO Financial Group 197th Annual Report 2014

Table 6: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

			2014/2013			2013/2012
	Increase (decrease) due to change in			Increase (decrease) due to change in
For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks	(11)	4	(7)	1	1	2
Securities	208	(471)	(263)	42	(23)	19
Securities borrowed or purchased under resale agreements	4	(16)	(12)	16	(127)	(111)
Loans
Residential mortgages	266	(63)	203	352	(182)	170
Non-residential mortgages	–	(13)	(13)	–	(24)	(24)
Personal and credit cards	44	88	132	82	(45)	37
Businesses and governments	134	(136)	(2)	173	(190)	(17)
Total loans	444	(124)	320	607	(441)	166
Change in Canadian dollar interest income	645	(607)	38	666	(590)	76
U.S. Dollar and Other Currencies
Deposits with other banks	23	10	33	(19)	23	4
Securities	72	(111)	(39)	10	(149)	(139)
Securities borrowed or purchased under resale agreements	–	(19)	(19)	15	(47)	(32)
Loans
Residential mortgages	(49)	(73)	(122)	(39)	(32)	(71)
Non-residential mortgages	(21)	(26)	(47)	(57)	(200)	(257)
Personal and credit cards	34	(43)	(9)	23	(164)	(141)
Businesses and governments	614	(672)	(58)	232	(182)	50
Total loans	578	(814)	(236)	159	(578)	(419)
Change in U.S. dollar and other currencies interest income	673	(934)	(261)	165	(751)	(586)
Total All Currencies
Change in total interest income (a)	1,318	(1,541)	(223)	831	(1,341)	(510)

Liabilities
Canadian Dollar
Deposits
Banks	(2)	3	1	6	–	6
Businesses and governments	145	(143)	2	176	(66)	110
Individuals	65	10	75	11	(31)	(20)
Total deposits	208	(130)	78	193	(97)	96
Securities sold but not yet purchased and securities lent or sold	91	(89)	2	(126)	148	22
Subordinated debt and other interest bearing liabilities	(107)	(34)	(141)	(205)	7	(198)
Change in Canadian dollar interest expense	192	(253)	(61)	(138)	58	(80)
U.S. Dollar and Other Currencies
Deposits
Banks	6	(18)	(12)	–	(2)	(2)
Businesses and governments	71	31	102	78	(70)	8
Individuals	3	(32)	(29)	1	(48)	(47)
Total deposits	80	(19)	61	79	(120)	(41)
Securities sold but not yet purchased and securities lent or sold	1	(28)	(27)	1	(72)	(71)
Subordinated debt and other interest bearing liabilities	19	1	20	26	(84)	(58)
Change in U.S. dollar and other currencies interest expense	100	(46)	54	106	(276)	(170)
Total All Currencies
Change in total interest expense (b)	292	(299)	(7)	(32)	(218)	(250)
Change in total net interest income (a - b)	1,026	(1,242)	(216)	863	(1,123)	(260)

BMO Financial Group 197th Annual Report 2014	111

SUPPLEMENTAL INFORMATION

Table 7: Net Loans and Acceptances – Segmented Information ($ millions) (6) (8)

	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Consumer
Residential mortgages	92,972	88,677	76,729	68,190	40,730	7,955	7,636	7,416	7,945	4,982	–	–	–	–	–
Credit cards	7,476	7,413	7,381	7,564	3,056	496	457	433	474	252	–	–	–	–	–
Consumer instalment and other personal loans	48,955	49,195	47,955	45,584	41,112	15,113	14,374	13,419	13,802	10,000	1	–	–	–	–
Total consumer	149,403	145,285	132,065	121,338	84,898	23,564	22,467	21,268	22,221	15,234	1	–	–	–	–
Total businesses and governments	63,896	57,967	53,069	50,737	49,414	56,389	45,842	42,955	41,209	19,148	11,145	8,954	5,748	4,649	9,246
Total loans and acceptances, net of specific allowances	213,299	203,252	185,134	172,075	134,312	79,953	68,309	64,223	63,430	34,382	11,146	8,954	5,748	4,649	9,246
Collective allowance	(795)	(791)	(705)	(687)	(595)	(747)	(694)	(755)	(765)	(702)	–	–	–	–	–
Total net loans and acceptances	212,504	202,461	184,429	171,388	133,717	79,206	67,615	63,468	62,665	33,680	11,146	8,954	5,748	4,649	9,246

Table 8: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Consumer
Residential mortgages	168	157	182	178	227	278	359	335	221	220	–	–	–	–	–
Consumer instalment and other personal loans	136	100	64	101	96	334	284	275	128	79	–	–	–	–	–
Total consumer	304	257	246	279	323	612	643	610	349	299	–	–	–	–	–
Businesses and governments	247	253	377	433	372	507	944	1,271	1,108	1,279	4	3	25	2	40
Total impaired loans and acceptances, net of specific allowances	551	510	623	712	695	1,119	1,587	1,881	1,457	1,578	4	3	25	2	40
Collective allowance	(795)	(791)	(705)	(687)	(595)	(747)	(694)	(755)	(765)	(702)	–	–	–	–	–
Total net impaired loans and acceptances (NIL)	(244)	(281)	(82)	25	100	372	893	1,126	692	876	4	3	25	2	40
Condition Ratios (6)
NIL as a % of net loans and acceptances (1) (2)	(0.12)	(0.14)	(0.04)	0.01	0.07	0.48	1.34	1.81	1.15	2.62	0.04	0.03	0.43	0.04	0.43
NIL as a % of net loans and acceptances (1) (2) (9)
Consumer	0.20	0.18	0.19	0.23	0.38	2.60	2.87	2.87	1.57	1.96	–	–	–	–	–
Businesses and governments	0.39	0.43	0.66	0.85	0.76	0.90	2.08	2.99	2.69	6.78	0.04	0.03	0.43	0.04	0.43

2010 in Tables 7 – 15 based on CGAAP.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Aggregate balances are net of specific and collective allowances; the consumer and businesses and governments categories are stated net of specific allowances only.
(2)	Ratio is presented including purchased portfolios and prior periods have been restated.
(3)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(4)	Results for 2010 have not been restated under IFRS and are presented in accordance with Canadian GAAP as defined at the time. For 2011, the allowance for credit losses at the beginning of year has been restated to comply with the requirements of IFRS.
(5)	Effective in 2011, total equity includes non-controlling interest in subsidiaries. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.
(6)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in the first quarter of 2013 to conform to the current period’s presentation.
(7)	Amounts for 2014 exclude specific allowances of $50 million related to Other Credit Instruments (2013 – $41 million, 2012 – $29 million, 2011 – $45 million, 2010 – $9 million) included in Other Liabilities.
(8)	Fiscal 2013, 2012, 2011 and 2010 balances were reclassified in the first quarter of 2014 to conform to the current period’s presentation.
(9)	Certain condition and performance ratios for 2013 and 2012 were restated in the first quarter of 2014 to conform to the current period’s presentation.

un	– unavailable

112	BMO Financial Group 197th Annual Report 2014

Total
2014	2013	2012	2011	2010

100,927	96,313	84,145	76,135	45,712
7,972	7,870	7,814	8,038	3,308
64,069	63,569	61,374	59,386	51,112
172,968	167,752	153,333	143,559	100,132
131,430	112,763	101,772	96,595	77,808
304,398	280,515	255,105	240,154	177,940
(1,542)	(1,485)	(1,460)	(1,452)	(1,297)
302,856	279,030	253,645	238,702	176,643

Total
2014	2013	2012	2011	2010

446	516	517	399	447
470	384	339	229	175
916	900	856	628	622
758	1,200	1,673	1,543	1,691
1,674	2,100	2,529	2,171	2,313
(1,542)	(1,485)	(1,460)	(1,452)	(1,297)
132	615	1,069	719	1,016

0.04	0.22	0.42	0.30	0.57

0.53	0.54	0.56	0.44	0.62
0.58	1.07	1.67	1.63	2.18

Table 9: Net Loans and Acceptances –

               Segmented Information ($ millions) (6) (8)

As at October 31	2014	2013	2012	2011	2010
Net Loans and Acceptances by Province
Atlantic provinces	11,331	11,244	11,801	10,638	8,438
Quebec	36,758	33,746	35,650	28,489	22,090
Ontario	82,068	80,726	69,014	68,556	53,821
Prairie provinces	42,316	38,825	34,431	32,162	25,045
British Columbia and territories	40,031	37,920	33,533	31,543	24,323
Total net loans and acceptances in Canada	212,504	202,461	184,429	171,388	133,717
Net Businesses and Governments Loans by Industry
Commercial real estate	17,636	17,606	18,720	20,468	12,633
Construction (non-real estate)	3,101	2,934	2,539	2,460	1,905
Retail trade	12,580	10,229	9,084	7,829	6,042
Wholesale trade	8,281	7,345	6,821	5,854	3,356
Agriculture	9,155	8,380	7,312	6,653	5,550
Communications	831	729	513	564	935
Manufacturing	13,612	11,250	9,870	9,368	6,517
Mining	1,085	959	662	683	267
Oil and gas	5,943	3,908	3,466	3,477	3,688
Transportation	2,532	2,152	2,109	2,009	1,341
Utilities	1,670	1,309	1,170	842	1,104
Forest products	587	631	592	529	419
Service industries	22,114	18,321	14,992	13,872	9,906
Financial institutions	24,096	19,019	15,113	14,709	17,267
Government	2,076	1,719	1,295	810	614
Other	6,131	6,272	7,514	6,468	6,264

	131,430	112,763	101,772	96,595	77,808

Table 10: Net Impaired Loans and Acceptances –

                 Segmented Information ($ in millions) (8)

As at October 31	2014	2013	2012	2011	2010
Net Impaired Businesses and Governments Loans
Commercial real estate	159	379	803	637	651
Construction (non-real estate)	84	32	51	45	79
Retail trade	38	74	68	98	92
Wholesale trade	35	64	58	32	45
Agriculture	103	118	131	135	86
Communications	59	–	5	7	1
Manufacturing	100	74	126	87	141
Mining	2	5	5	3	–
Oil and gas	1	30	1	2	9
Transportation	7	23	41	42	29
Utilities	–	–	6	2	6
Forest products	13	19	24	36	72
Service industries	145	246	263	169	205
Financial institutions	9	–	–	181	219
Government	2	61	68	1	2
Other	1	75	23	66	54
	758	1,200	1,673	1,543	1,691

BMO Financial Group 197th Annual Report 2014	113

SUPPLEMENTAL INFORMATION

Table 11:	Changes in Gross Impaired Loans –
Segmented Information ($ millions)

	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	348	338	371	412	417	702	646	388	309	194	–	–	–	–	–
Businesses and governments	406	548	586	540	533	1,081	1,401	1,326	1,551	1,967	7	43	14	82	186
Total GIL, beginning of year	754	886	957	952	950	1,783	2,047	1,714	1,860	2,161	7	43	14	82	186
Additions to impaired loans and acceptances
Consumer	643	584	533	573	567	529	637	764	333	374	–	–	–	–	–
Businesses and governments	285	294	352	424	410	685	931	1,416	661	978	–	3	36	1	1
Total additions	928	878	885	997	977	1,214	1,568	2,180	994	1,352	–	3	36	1	1
Reductions to impaired loans and acceptances (3)
Consumer	(431)	(416)	(386)	(413)	(352)	(321)	(243)	(45)	7	44	–	–	–	–	–
Businesses and governments	(224)	(274)	(314)	(242)	(287)	(859)	(973)	(880)	(597)	(1,052)	(2)	(36)	(6)	(40)	(103)
Total reductions due to net repayments and other	(655)	(690)	(700)	(655)	(639)	(1,180)	(1,216)	(925)	(590)	(1,008)	(2)	(36)	(6)	(40)	(103)
Write-offs
Consumer	(162)	(158)	(180)	(201)	(220)	(232)	(338)	(461)	(261)	(303)	–	–	–	–	–
Businesses and governments	(123)	(162)	(76)	(136)	(116)	(284)	(278)	(461)	(289)	(342)	–	(3)	(1)	(29)	(2)
Total write-offs	(285)	(320)	(256)	(337)	(336)	(516)	(616)	(922)	(550)	(645)	–	(3)	(1)	(29)	(2)
Gross impaired loans and acceptances, end of year
Consumer	398	348	338	371	412	678	702	646	388	309	–	–	–	–	–
Businesses and governments	344	406	548	586	540	623	1,081	1,401	1,326	1,551	5	7	43	14	82
Total GIL, end of year	742	754	886	957	952	1,301	1,783	2,047	1,714	1,860	5	7	43	14	82
Condition Ratios
GIL as a % of Gross Loans (6)
Consumer	0.27	0.24	0.26	0.31	0.48	2.87	3.12	3.03	1.74	2.03	–	–	–	–	–
Businesses and governments	0.54	0.68	1.00	1.15	1.11	1.10	2.34	3.28	3.20	7.99	0.04	0.10	0.91	0.30	0.88
Total Loans and Acceptances	0.35	0.37	0.47	0.56	0.71	1.62	2.60	3.20	2.69	5.37	0.04	0.10	0.91	0.30	0.88
GIL as a % of equity and allowance for credit losses (2) (5) (9)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

114	BMO Financial Group 197th Annual Report 2014

Total
2014	2013	2012	2011	2010

1,050	984	759	721	611
1,494	1,992	1,926	2,173	2,686
2,544	2,976	2,685	2,894	3,297

1,172	1,221	1,297	906	941
970	1,228	1,804	1,086	1,389
2,142	2,449	3,101	1,992	2,330

(752)	(659)	(431)	(406)	(308)
(1,085)	(1,283)	(1,200)	(879)	(1,442)
(1,837)	(1,942)	(1,631)	(1,285)	(1,750)

(394)	(496)	(641)	(462)	(523)
(407)	(443)	(538)	(454)	(460)
(801)	(939)	(1,179)	(916)	(983)

1,076	1,050	984	759	721
972	1,494	1,992	1,926	2,173
2,048	2,544	2,976	2,685	2,894

0.62	0.63	0.64	0.53	0.71
0.74	1.32	1.95	1.99	2.80
0.67	0.91	1.17	1.12	1.62

5.49	7.68	9.46	8.98	12.18

BMO Financial Group 197th Annual Report 2014	115

SUPPLEMENTAL INFORMATION

Table 12:	Changes in Allowance for Credit Losses –
Segmented Information ($ millions, except as noted) (8)

	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Allowance for credit losses (ACL), beginning of year
Consumer	602	518	464	454	327	278	291	270	145	41	–	–	–	–	–
Businesses and governments	433	450	468	473	503	653	659	797	859	970	4	18	12	42	61
Total ACL, beginning of year	1,035	968	932	927	830	931	950	1,067	1,004	1,011	4	18	12	42	61
Provision for credit losses
Consumer	436	521	543	527	359	202	262	401	350	324	–	–	–	–	–
Businesses and governments	97	133	90	152	126	(172)	(327)	(267)	184	249	(2)	(2)	(3)	(1)	(9)
Total provision for credit losses	533	654	633	679	485	30	(65)	134	534	573	(2)	(2)	(3)	(1)	(9)
Recoveries
Consumer	99	81	91	80	76	102	95	125	61	61	–	–	–	–	–
Businesses and governments	15	(1)	4	1	(3)	408	597	626	99	49	–	–	–	–	–
Total recoveries	114	80	95	81	73	510	692	751	160	110	–	–	–	–	–
Write-offs
Consumer	(500)	(507)	(563)	(587)	(430)	(242)	(347)	(492)	(289)	(322)	–	–	–	–	–
Businesses and governments	(122)	(160)	(76)	(136)	(114)	(285)	(280)	(461)	(289)	(348)	–	(3)	(1)	(29)	(2)
Total write-offs	(622)	(667)	(639)	(723)	(544)	(527)	(627)	(953)	(578)	(670)	–	(3)	(1)	(29)	(2)
Other, including foreign exchange rate changes
Consumer	(22)	(11)	(17)	(10)	(14)	(7)	(23)	(13)	3	39	–	–	–	–	–
Businesses and governments	(52)	11	(36)	(22)	22	42	4	(36)	(56)	(70)	(1)	(9)	10	–	(8)
Total Other, including foreign exchange rate changes	(74)	–	(53)	(32)	8	35	(19)	(49)	(53)	(31)	(1)	(9)	10	–	(8)
ACL, end of year (4)
Consumer	615	602	518	464	318	333	278	291	270	143	–	–	–	–	–
Businesses and governments	371	433	450	468	534	646	653	659	797	850	1	4	18	12	42
Total ACL, end of year	986	1,035	968	932	852	979	931	950	1,067	993	1	4	18	12	42
Allocation of Write-offs by Market
Consumer	(500)	(507)	(563)	(587)	(430)	(242)	(347)	(492)	(289)	(322)	–	–	–	–	–
Businesses and governments	(122)	(160)	(76)	(136)	(114)	(285)	(280)	(461)	(289)	(348)	–	(3)	(1)	(29)	(2)
Allocation of Recoveries by Market
Consumer	99	81	91	80	76	102	95	125	61	61	–	–	–	–	–
Businesses and governments	15	(1)	4	1	(3)	408	597	626	99	49	–	–	–	–	–
Net write-offs as a % of average loans and acceptances (2) (6)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 13: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Consumer
Residential mortgages	20	27	36	38	42	66	52	30	34	10	–	–	–	–	–
Consumer instalment and other personal loans	74	64	55	54	47	–	7	7	5	–	–	–	–	–	–
Total consumer	94	91	91	92	89	66	59	37	39	10	–	–	–	–	–
Businesses and governments	97	153	172	153	168	116	137	129	218	272	1	4	18	12	42
Off-balance sheet	–	–	–	–	–	50	41	29	45	9	–	–	–	–	–
Total specific allowances	191	244	263	245	257	232	237	195	302	291	1	4	18	12	42
Collective allowance	795	791	705	687	595	747	694	755	765	702	–	–	–	–	–
Allowance for credit losses	986	1,035	968	932	852	979	931	950	1,067	993	1	4	18	12	42
Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances (GIL) (2)
Total	132.9	137.3	109.3	97.4	89.5	71.4	49.9	45.0	59.6	52.9	20.0	57.1	41.9	85.7	51.2
Consumer	23.6	26.2	27.0	24.8	21.6	9.9	8.4	5.7	10.1	3.2	–	–	–	–	–
Businesses and governments	28.2	37.7	31.3	26.1	31.1	18.5	12.7	9.2	16.4	17.5	20.0	57.1	41.9	85.7	51.2

116	BMO Financial Group 197th Annual Report 2014

Total
2014	2013	2012	2011	2010

880	809	734	599	368
1,090	1,127	1,277	1,374	1,534
1,970	1,936	2,011	1,973	1,902

638	783	944	877	683
(77)	(196)	(180)	335	366
561	587	764	1,212	1,049

201	176	216	141	137
423	596	630	100	46
624	772	846	241	183

(742)	(854)	(1,055)	(876)	(752)
(407)	(443)	(538)	(454)	(464)
(1,149)	(1,297)	(1,593)	(1,330)	(1,216)

(7)	(34)	(30)	(7)	25
(33)	6	(62)	(78)	(56)
(40)	(28)	(92)	(85)	(31)

948	880	809	734	461
1,018	1,090	1,127	1,277	1,426
1,966	1,970	1,936	2,011	1,887

(741)	(854)	(1,055)	(876)	(752)
(408)	(443)	(538)	(454)	(464)

201	176	216	141	137
423	596	630	100	46
0.18	0.20	0.30	0.51	0.60

		Total
2014	2013	2012	2011	2010

86	79	66	72	52
74	71	62	59	47
160	150	128	131	99
214	294	319	383	482
50	41	29	45	9
424	485	476	559	590
1,542	1,485	1,460	1,452	1,297
1,966	1,970	1,936	2,011	1,887

93.6	75.8	64.1	73.2	64.9
14.9	14.3	13.1	17.3	13.7
22.0	19.7	16.0	19.9	22.2

BMO Financial Group 197th Annual Report 2014	117

SUPPLEMENTAL INFORMATION

Table 14:	Specific Allowances for Credit Losses –
Segmented Information ($ millions) (8)

As at October 31	2014	2013	2012	2011	2010
Businesses and Governments Specific
Allowances by Industry
Commercial real estate	13	46	79	136	98
Construction (non-real estate)	16	26	22	19	42
Retail trade	8	13	17	15	14
Wholesale trade	10	25	6	8	24
Agriculture	8	9	11	8	18
Communications	–	–	1	–	1
Manufacturing	33	36	67	37	87
Mining	10	3	–	–	–
Oil and gas	–	1	2	3	2
Transportation	2	4	2	9	11
Utilities	–	–	1	–	–
Forest products	9	11	15	14	15
Service industries	100	59	75	51	61
Financial institutions	2	29	8	63	101
Government	–	1	1	2	2
Other	3	31	12	18	6
Total specific allowances for credit losses on businesses and governments loans (7)	214	294	319	383	482

Table 15: Provision for Credit Losses – Segmented Information ($ millions) (8)
For the year ended October 31	2014	2013	2012	2011	2010
Consumer
Residential mortgages	77	129	132	109	107
Cards	268	305	355	376	194
Consumer instalment and other personal loans	251	313	387	291	329
Total consumer	596	747	874	776	630
Businesses and Governments
Commercial real estate	(141)	(185)	(108)	132	140
Construction (non-real estate)	7	36	(14)	21	49
Retail trade	1	(4)	–	7	22
Wholesale trade	29	10	(16)	(1)	9
Agriculture	15	8	4	7	8
Communications	–	(6)	(5)	(9)	8
Manufacturing	44	2	25	47	9
Mining	7	2	(1)	–	–
Oil and gas	–	–	–	1	(1)
Transportation	10	(9)	5	8	19
Utilities	–	–	–	–	–
Forest products	(1)	3	7	4	(4)
Service industries	80	(37)	23	76	95
Financial institutions	(34)	(15)	(29)	45	66
Government	(3)	(6)	–	–	–
Other	(49)	51	(4)	12	(1)
Total businesses and governments	(35)	(150)	(113)	350	419
Total specific provisions	561	597	761	1,126	1,049
Collective provision for credit losses	–	(10)	3	86	–
Total provision for credit losses	561	587	764	1,212	1,049
Performance Ratios (%)
PCL-to-average net loans and acceptances (2) (6)	0.19	0.22	0.31	0.56	0.61
PCL-to-segmented average net loans and acceptances (6)
Consumer	0.37	0.49	0.62	0.57	0.66
Businesses and governments	(0.06)	(0.18)	(0.15)	0.45	0.55
Specific PCL-to-average net loans and acceptances	0.19	0.23	0.31	0.52	0.61

118	BMO Financial Group 197th Annual Report 2014

Table 16: Risk-Weighted Assets ($ millions)

	Basel III
	Exposure at Default			Risk-weighted assets			Exposure at Default			Risk-weighted assets
As at October 31	Standardized Approach	Advanced Approach	2014 Total	Standardized Approach	Advanced Approach (2)	2014 Total	Standardized Approach	Advanced Approach	2013 Total	Standardized Approach	Advanced Approach (2)	2013 Total
Credit Risk
Wholesale
Corporate, including specialized lending	16,890	179,737	196,627	16,942	64,398	81,340	15,501	141,345	156,846	16,559	62,112	78,671
Corporate small and medium-sized enterprises	–	59,821	59,821	–	33,644	33,644	–	57,406	57,406	–	26,594	26,594
Sovereign	124	67,616	67,740	63	1,549	1,612	67	67,810	67,877	–	904	904
Bank	326	33,187	33,513	328	3,858	4,186	219	29,825	30,044	44	4,404	4,448
Retail
Residential mortgages, excluding home equity line of credit	3,298	90,303	93,601	1,736	5,882	7,618	4,163	84,434	88,597	2,225	6,486	8,711
Home equity line of credit	1,095	41,337	42,432	809	5,732	6,541	1,532	41,291	42,823	841	5,738	6,579
Qualifying revolving retail	–	28,895	28,895	–	4,000	4,000	–	33,314	33,314	–	4,580	4,580
Other retail, excluding small and medium-sized enterprises	2,199	17,824	20,023	1,519	8,307	9,826	3,206	23,962	27,168	2,097	10,313	12,410
Retail small and medium-sized enterprises	292	3,262	3,554	231	1,373	1,604	337	3,220	3,557	266	1,269	1,535
Equity	–	1,924	1,924	–	1,362	1,362	–	1,887	1,887	–	1,366	1,366
Trading book	122	133,942	134,064	122	7,237	7,359	58	72,239	72,297	50	6,087	6,137
Securitization	–	28,115	28,115	–	3,098	3,098	–	22,407	22,407	–	4,598	4,598
Other credit risk assets – non-counterparty managed assets	–	30,746	30,746	–	14,946	14,946	–	73,229	73,229	–	14,822	14,822
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	–	–	8,251	8,251	–	–	–	–	7,934	7,934
Total Credit Risk	24,346	716,709	741,055	21,750	163,637	185,387	25,083	652,369	677,452	22,082	157,207	179,289
Market Risk	–	–	–	1,719	7,283	9,002	–	–	–	2,358	6,796	9,154
Operational Risk	–	–	–	3,791	23,912	27,703	–	–	–	26,651	–	26,651
Common Equity Tier 1 (CET1) Capital Risk-Weighted Assets	24,346	716,709	741,055	27,260	194,832	222,092	25,083	652,369	677,452	51,091	164,003	215,094
Additional Credit Valuation Adjustment (CVA), prescribed by OSFI, for Tier 1 Capital	–	–	–	–	336	336	–	–	–	–	–	–
Tier 1 Capital Risk-Weighted Assets				27,260	195,168	222,428				51,091	164,003	215,094
Additional CVA, prescribed by OSFI, for Total Capital	–	–	–	–	503	503	–	–	–	–	–	–
Total Capital Risk-Weighted Assets				27,260	195,671	222,931				51,091	164,003	215,094

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
(2)	The AIRB Approach RWA for BMO Harris Bank is adjusted to a transitional floor based on the Standardized Approach.

Table 17: Average Deposits ($ millions, except as noted)

	2014		2013		2012
	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	16,469	0.45	16,050	0.47	15,292	0.55
Demand deposits – non-interest bearing	26,702	–	24,400	–	23,402	–
Payable after notice	76,903	0.70	71,820	0.67	60,117	0.56
Payable on a fixed date	118,094	1.44	100,118	1.63	93,807	1.75
Total deposits booked in Canada	238,168	0.97	212,388	1.03	192,618	1.07
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	8,195	0.28	9,308	0.35	9,212	0.50
Governments and institutions in the United States and other countries	12,095	0.36	9,283	0.42	8,381	0.35
Other demand deposits	12,744	0.02	9,305	0.03	7,546	0.02
Other deposits payable after notice or on a fixed date	127,389	0.38	117,446	0.39	105,213	0.51
Total deposits booked in the United States and other countries	160,423	0.35	145,342	0.36	130,352	0.47
Total average deposits	398,591	0.72	357,730	0.76	322,970	0.83

As at October 31, 2014, 2013 and 2012: deposits by foreign depositors in our Canadian bank offices amounted to $30,622 million, $19,248 million and $24,665 million, respectively; total deposits payable after notice included $33,109 million, $33,014 million and $30,240 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $17,738 million, $19,044 million and $14,271 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

BMO Financial Group 197th Annual Report 2014	119

Statement of Management’s Responsibility

for Financial Information

Management of Bank of Montreal (the “bank”) is responsible for the preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (“CSA”) and the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act (Canada) and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102, Continuous Disclosure Obligations of the CSA, as well as Item 303, Management’s discussion and analysis of financial condition and results of operations of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, and risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained, and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, who conduct periodic audits of all aspects of our operations.

As of October 31, 2014, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting as of October 31, 2014 is set forth on page 122.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and for reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 2, 2014

120	BMO Financial Group 197th Annual Report 2014

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal (the “Bank”), which comprise the consolidated balance sheets as at October 31, 2014 and October 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2014 and October 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 2, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of the Bank’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

December 2, 2014

Toronto, Canada

BMO Financial Group 197th Annual Report 2014	121

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bank of Montreal

We have audited Bank of Montreal’s (the “Bank”) internal control over financial reporting as of October 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Bank as at October 31, 2014 and 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 2, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

December 2, 2014

Toronto, Canada

122	BMO Financial Group 197th Annual Report 2014

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2014	2013	2012
Interest, Dividend and Fee Income
Loans	$10,777	$10,745	$11,142
Securities (Note 3)	1,994	2,276	2,396
Deposits with banks	270	244	238
	13,041	13,265	13,776
Interest Expense
Deposits	2,865	2,727	2,672
Subordinated debt	150	145	165
Other liabilities	1,565	1,716	2,002
	4,580	4,588	4,839
Net Interest Income	8,461	8,677	8,937
Non-Interest Revenue
Securities commissions and fees	934	846	825
Deposit and payment service charges	1,002	916	929
Trading revenues	949	849	1,025
Lending fees	680	603	544
Card fees	462	461	441
Investment management and custodial fees	1,246	971	967
Mutual fund revenues	1,073	832	665
Underwriting and advisory fees	744	659	600
Securities gains, other than trading (Note 3)	162	285	152
Foreign exchange, other than trading	179	172	153
Insurance income	503	445	335
Other	323	347	356
	8,257	7,386	6,992
Total Revenue	16,718	16,063	15,929
Provision for Credit Losses (Note 4)	561	587	764
Non-Interest Expense
Employee compensation (Notes 23 and 24)	6,242	5,842	5,613
Premises and equipment (Note 11)	1,908	1,833	1,875
Amortization of intangible assets (Note 13)	382	346	331
Travel and business development	542	514	491
Communications	289	291	301
Business and capital taxes	39	39	46
Professional fees	622	527	593
Other	897	834	885
	10,921	10,226	10,135
Income Before Provision for Income Taxes	5,236	5,250	5,030
Provision for income taxes (Note 25)	903	1,055	874
Net Income	$4,333	$4,195	$4,156
Attributable to:
Bank shareholders	4,277	4,130	4,082
Non-controlling interest in subsidiaries (Notes 18 and 20)	56	65	74
Net Income	$4,333	$4,195	$4,156
Earnings Per Share (Canadian $) (Note 26)
Basic	$6.44	$6.19	$6.13
Diluted	6.41	6.17	6.10

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies – see Note 1.

William A. Downe	Philip S. Orsino
Chief Executive Officer	Chairman, Audit and Conduct Review Committee

BMO Financial Group 197th Annual Report 2014	123

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2014	2013	2012
Net income	$4,333	$4,195	$4,156
Other Comprehensive Income (Loss)
Items that will not be reclassified to net income
Re-measurement of pension and other employee future benefit plans (1)	(125)	298	(440)
	(125)	298	(440)
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the year (2)	28	(10)	24
Reclassification to earnings of (gains) in the year (3)	(77)	(50)	(81)
	(49)	(60)	(57)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the year (4)	247	(25)	(62)
Reclassification to earnings of (gains) on cash flow hedges (5)	(98)	(125)	(107)
	149	(150)	(169)
Net gain on translation of net foreign operations
Unrealized gain on translation of net foreign operations	1,378	741	75
Impact of hedging unrealized (loss) on translation of net foreign operations (6)	(415)	(409)	(35)
	963	332	40
Other Comprehensive Income (Loss)	938	420	(626)
Total Comprehensive Income	$5,271	$4,615	$3,530
Attributable to:
Bank shareholders	5,215	4,550	3,456
Non-controlling interest in subsidiaries (Notes 18 and 20)	56	65	74
Total Comprehensive Income	$5,271	$4,615	$3,530
(1)	Net of income tax (provision) recovery of $63 million, ($126) million and $177 million for the year ended, respectively.
(2)	Net of income tax (provision) recovery of $(22) million, $9 million and $(13) million for the year ended, respectively.
(3)	Net of income tax provision of $37 million, $22 million and $39 million for the year ended, respectively.
(4)	Net of income tax (provision) recovery of $(79) million, $12 million and $10 million for the year ended, respectively.
(5)	Net of income tax provision of $28 million, $45 million and $38 million for the year ended, respectively.
(6)	Net of income tax recovery of $144 million, $146 million and $13 million for the year ended, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies – see Note 1.

124	BMO Financial Group 197th Annual Report 2014

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2014	2013
Assets
Cash and Cash Equivalents (Note 2)	$28,386	$26,089
Interest Bearing Deposits with Banks (Note 2)	6,110	6,518
Securities (Note 3)
Trading	85,022	75,159
Available-for-sale	46,966	53,710
Held-to-maturity	10,344	6,032
Other	987	899
	143,319	135,800
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	53,555	39,799
Loans (Notes 4 and 8)
Residential mortgages	101,013	96,392
Consumer instalment and other personal	64,143	63,640
Credit cards	7,972	7,870
Businesses and governments	120,766	104,585
	293,894	272,487
Customers’ liability under acceptances	10,878	8,472
Allowance for credit losses (Note 4)	(1,734)	(1,665)
	303,038	279,294
Other Assets
Derivative instruments (Note 10)	32,655	30,259
Premises and equipment (Note 11)	2,276	2,168
Goodwill (Note 13)	5,353	3,819
Intangible assets (Note 13)	2,052	1,511
Current tax assets	665	1,065
Deferred tax assets (Note 25)	3,019	3,027
Other (Note 14)	8,231	7,695
	54,251	49,544
Total Assets	$588,659	$537,044
Liabilities and Equity
Deposits (Note 15)
Banks	$18,243	$20,591
Businesses and governments	239,139	222,346
Individuals	135,706	125,432
	393,088	368,369
Other Liabilities
Derivative instruments (Note 10)	33,657	31,974
Acceptances (Note 16)	10,878	8,472
Securities sold but not yet purchased (Note 16)	27,348	22,446
Securities lent or sold under repurchase agreements (Note 16)	39,695	28,884
Current tax liabilities	235	438
Deferred tax liabilities (Note 25)	178	107
Other (Note 16)	43,263	41,179
	155,254	133,500
Subordinated Debt (Note 17)	4,913	3,996
Equity
Share capital (Note 20)	15,397	14,268
Contributed surplus	304	315
Retained earnings	17,237	15,087
Accumulated other comprehensive income	1,375	437
Total shareholders’ equity	34,313	30,107
Non-controlling interest in subsidiaries (Notes 18 and 20)	1,091	1,072
Total Equity	35,404	31,179
Total Liabilities and Equity	$588,659	$537,044

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies – see Note 1.

BMO Financial Group 197th Annual Report 2014	125

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2014	2013	2012
Preferred Shares (Note 20)
Balance at beginning of year	$2,265	$2,465	$2,861
Issued during the year	1,200	–	–
Redeemed during the year	(425)	(200)	(396)
Balance at End of Year	3,040	2,265	2,465
Common Shares (Note 20)
Balance at beginning of year	12,003	11,957	11,332
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	223	130	543
Issued under the Stock Option Plan (Note 23)	131	116	80
Repurchased for cancellation (Note 20)	–	(200)	–
Issued on the exchange of shares of a subsidiary corporation	–	–	2
Balance at End of Year	12,357	12,003	11,957
Contributed Surplus
Balance at beginning of year	315	213	113
Stock option expense/exercised (Note 23)	(7)	(5)	4
Foreign exchange on redemption of preferred shares (Note 20)	–	107	96
Other	(4)	–	–
Balance at End of Year	304	315	213
Retained Earnings
Balance at beginning of year	15,087	13,456	11,330
Net income attributable to bank shareholders	4,277	4,130	4,082
Dividends – Preferred shares (Note 20)	(120)	(120)	(136)
– Common shares (Note 20)	(1,991)	(1,904)	(1,820)
Common shares repurchased for cancellation (Note 20)	–	(475)	–
Share issue expense	(16)	–	–
Balance at End of Year	17,237	15,087	13,456
Accumulated Other Comprehensive Income on Pension and Other Post-Employment Plans
Balance at beginning of year	(165)	(463)	(23)
Re-measurement of pension and other post-employment plans (1)	(125)	298	(440)
Balance at End of Year	(290)	(165)	(463)
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	205	265	322
Unrealized gains (losses) on available-for-sale securities arising during the year (2)	28	(10)	24
Reclassification to earnings of (gains) in the year (3)	(77)	(50)	(81)
Balance at End of Year	156	205	265
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	(8)	142	311
Gains (losses) on cash flow hedges arising during the year (4)	247	(25)	(62)
Reclassification to earnings of (gains) in the year (5)	(98)	(125)	(107)
Balance at End of Year	141	(8)	142
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of year	405	73	33
Unrealized gain on translation of net foreign operations	1,378	741	75
Impact of hedging unrealized (loss) on translation of net foreign operations (6)	(415)	(409)	(35)
Balance at End of Year	1,368	405	73
Total Accumulated Other Comprehensive Income	1,375	437	17
Total Shareholders’ Equity	$34,313	$30,107	$28,108
Non-controlling Interest in Subsidiaries
Balance at beginning of year	1,072	1,435	1,483
Net income attributable to non-controlling interest	56	65	74
Dividends to non-controlling interest	(52)	(73)	(73)
Preferred share redemption (Note 20)	–	(359)	–
Acquisitions (Note 12)	22	–	–
Other	(7)	4	(49)
Balance at End of Year	1,091	1,072	1,435
Total Equity	$35,404	$31,179	$29,543

(1)	Net of income tax (provision) recovery of $63 million, $(126) million and $177 million for the year ended, respectively.
(2)	Net of income tax (provision) recovery of $(22) million, $9 million and $(13) million for the year ended, respectively.
(3)	Net of income tax provision of $37 million, $22 million and $39 million for the year ended, respectively.
(4)	Net of income tax (provision) recovery of $(79) million, $12 million and $10 million for the year ended, respectively.
(5)	Net of income tax provision of $28 million, $45 million and $38 million for the year ended, respectively.
(6)	Net of income tax recovery of $144 million, $146 million and $13 million for the year ended, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies – see Note 1.

126	BMO Financial Group 197th Annual Report 2014

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2014	2013	2012
Cash Flows from Operating Activities
Net Income	$4,333	$4,195	$4,156
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	8	17	5
Net (gain) on securities, other than trading (Note 3)	(170)	(302)	(157)
Net (increase) in trading securities	(8,470)	(4,392)	(251)
Provision for credit losses (Note 4)	561	587	764
Change in derivative instruments – (Increase) decrease in derivative asset	(2,822)	20,240	6,646
– Increase (decrease) in derivative liability	1,402	(19,195)	(1,826)
Amortization of premises and equipment (Note 11)	365	348	351
Amortization of intangible assets (Note 13)	382	346	331
Net decrease in deferred income tax asset	241	203	263
Net (decrease) in deferred income tax liability	(42)	(65)	(143)
Net decrease in current income tax asset	546	389	109
Net increase (decrease) in current income tax liability	(226)	21	(185)
Change in accrued interest – (Increase) decrease in interest receivable	(36)	122	9
– Increase (decrease) in interest payable	160	(129)	(89)
Changes in other items and accruals, net	4,094	(364)	(6,165)
Net increase in deposits	9,814	35,739	19,413
Net (increase) in loans	(15,207)	(21,665)	(14,896)
Net increase (decrease) in securities sold but not yet purchased	4,429	(1,221)	3,438
Net increase (decrease) in securities lent or sold under repurchase agreements	9,073	(12,090)	7,848
Net (increase) decrease in securities borrowed or purchased under resale agreements	(11,362)	8,660	(9,360)
Net Cash Provided by (Used in) Operating Activities	(2,927)	11,444	10,261
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(48)	(397)	(634)
Proceeds from issuance and (maturities) of Covered Bonds (Note 15)	(406)	(1,354)	2,000
Proceeds from issuance (repayment) of subordinated debt (Note 17)	1,000	–	(1,200)
Proceeds from issuance of preferred shares (Note 20)	1,200	–	–
Redemption of preferred shares (Note 20)	(425)	(200)	(396)
Redemption of securities of a subsidiary (Note 20)	–	(359)	–
Redemption of Capital Trust Securities	–	–	(400)
Share issue expense	(16)	–	–
Proceeds from issuance of common shares (Note 20)	133	122	88
Common shares repurchased for cancellation (Note 20)	–	(675)	–
Cash dividends paid	(1,851)	(1,896)	(1,419)
Cash dividends paid to non-controlling interest	(52)	(73)	(73)
Net Cash (Used in) Financing Activities	(465)	(4,832)	(2,034)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	778	43	(347)
Purchases of securities, other than trading	(24,674)	(32,007)	(37,960)
Maturities of securities, other than trading	11,698	13,233	12,672
Proceeds from sales of securities, other than trading	17,184	17,288	18,868
Premises and equipment – net purchases	(355)	(361)	(366)
Purchased and developed software – net purchases	(382)	(254)	(298)
Acquisitions (Note 12)	(956)	140	(21)
Net Cash Provided by (Used in) Investing Activities	3,293	(1,918)	(7,452)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,396	1,480	(489)
Net increase in Cash and Cash Equivalents	2,297	6,174	286
Cash and Cash Equivalents at Beginning of Year	26,089	19,915	19,629
Cash and Cash Equivalents at End of Year	$28,386	$26,089	$19,915
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$27,056	$24,679	$18,363
Cheques and other items in transit, net	1,330	1,410	1,552
	$28,386	$26,089	$19,915
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the year	$4,407	$4,708	$4,930
Amount of income taxes paid in the year	$264	$577	$654
Amount of interest and dividend income received in the year	$12,849	$13,283	$13,685

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies – see Note 1.

BMO Financial Group 197th Annual Report 2014	127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. We are a highly diversified financial services company and provide a broad range of retail banking, wealth management and investment banking products and services. The bank is a chartered bank under the Bank Act (Canada).

We have prepared these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

Our consolidated financial statements have been prepared on a historic cost basis, except the revaluation of the following items: assets and liabilities held for trading; financial instruments designated at fair value through profit or loss; available-for-sale financial assets; financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 2, 2014.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2014. We conduct business through a variety of corporate structures, including subsidiaries, joint ventures, associates and structured entities (“SEs”). Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those entities where we exercise joint control through an agreement with other shareholders. We also hold interests in SEs, which we consolidate where we control the SE. These are more fully described in Note 9. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. Joint ventures are accounted for using the equity method, with our investment recorded in securities, other in our Consolidated Balance Sheet and our portion of earnings recorded in interest, dividend and fee income, securities in our Consolidated Statement of Income. All significant intercompany transactions and balances are eliminated on consolidation.

We hold investments in associates, where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. They are recorded as securities, other in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.

Non-controlling interest in subsidiaries is presented in our Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in our Consolidated Statement of Income.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	128	20	Equity	161
2	Cash Resources and Interest Bearing Deposits with Banks	132	21	Offsetting of Financial Assets and Financial Liabilities	163
3	Securities	132	22	Capital Management	163
4	Loans, Customers’ Liability under Acceptances and Allowance		23	Employee Compensation – Stock-Based Compensation	164
	for Credit Losses	136	24	Employee Compensation –
5 6	Other Credit Instruments Risk Management	139 140		Pension and Other Employee Future Benefits	166
7	Guarantees	142	25	Income Taxes	171
8	Asset Securitization	143	26	Earnings Per Share	173
9 10	Structured Entities Derivative Instruments	144 146	27	Operating and Geographic Segmentation	173
11 12	Premises and Equipment Acquisitions	153 153	28 29	Significant Subsidiaries Related Party Transactions	176 177
13 14	Goodwill and Intangible Assets Other Assets	154 156	30	Provisions and Contingent Liabilities	178
15 16	Deposits Other Liabilities	156 157	31	Fair Value of Financial Instruments	178
17 18	Subordinated Debt Capital Trust Securities	158 159	32	Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments	186
19	Interest Rate Risk	160

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gain (loss) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activities and related income taxes are reclassified to profit or loss as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

Foreign currency translation gains and losses on available-for-sale debt securities that are denominated in foreign currencies are included in foreign exchange, other than trading, in our Consolidated Statement of Income.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in the fair value of forward contracts that qualify as accounting hedges are recorded in our Consolidated Statement of Comprehensive Income, with the spot/forward differential (the difference between the foreign currency rate at the inception of the contract and the rate at the end of the contract) being recorded in interest income (expense) over the term of the hedge.

128	BMO Financial Group 197th Annual Report 2014

Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Dividend and Fee Income

Dividend Income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee Income

Fee income (including commissions) is recognized based on the services or products for which the fee is paid. See Note 4 for the accounting treatment for lending fees.

Securities commissions and fees and underwriting and advisory fees are recorded as revenue when the related services are completed.

Deposit and payment service charges and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recorded as billed, except for annual fees, which are recorded evenly throughout the year.

Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates include allowance for credit losses; pension and other employee future benefits; impairment; income taxes; goodwill and intangible assets; insurance-related liabilities; purchased loans; acquired deposits and provisions. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs. These judgments are discussed in Notes 8 and 9, respectively. Note 31 discusses the judgments made in determining the fair value of financial instruments. If actual results were to differ from the estimates, the impact would be recorded in future periods.

We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate.

Allowance for Credit Losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 4.

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, we would recognize this difference in other comprehensive income.

Pension and other employee future benefits expense, plan assets and defined benefit obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality AA rated corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 24.

Impairment of Securities

We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment.

For held-to-maturity, available-for-sale and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows from the security and the impact can be reliably estimated. Objective evidence of impairment includes default or delinquency by a debtor, restructuring of an amount due to us on terms that we would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

The decision to record a write-down, the amount and the period in which it is recorded could change if management’s assessment of the factors changes. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

Additional information regarding our accounting for held-to-maturity securities, available-for-sale securities and other securities and the determination of fair value is included in Note 3 and Note 31.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards.

Additional information regarding our accounting for income taxes is included in Note 25.

Goodwill

For the purpose of impairment testing, goodwill is allocated to our groups of cash generating units (“CGUs”), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, and whenever there is an indication that a CGU may be impaired, by comparing the carrying value and the recoverable amount

BMO Financial Group 197th Annual Report 2014	129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the CGU to which goodwill has been allocated to determine whether the recoverable amount of the group is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the group, an impairment calculation would be performed.

Fair value less costs to sell was used to perform the impairment test. In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of the CGUs in a different manner. Management must exercise its judgment and make assumptions in determining fair value less costs to sell, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.

Additional information regarding goodwill is included in Note 13.

Purchased Loans

Significant judgments and assumptions were made in determining the fair value of the Marshall & Ilsley Corporation (“M&I”) loan portfolio. Loans were identified as either purchased performing loans or purchased credit impaired loans (“PCI loans”), both of which were recorded at fair value at the time of acquisition. Determining the fair value involved estimating the expected cash flows to be received and determining the discount rate to be applied to the cash flows from the loan portfolio. In determining the possible discount rates, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of interest and principal was no longer reasonably assured as at the date of acquisition. Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery in our provision for credit losses. Assessing the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss and timing of payment receipts, as well as the valuation of collateral. All of these factors are inherently subjective and can result in significant changes in cash flow estimates over the life of a loan.

Subsequent to the determination of the initial fair value, the purchased performing loans are subject to the credit review processes applied to loans we originate.

Additional information regarding the accounting for purchased loans is included in Note 4.

Acquired Deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involved estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. Assessing the timing and amount of cash flows requires significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability would result from a change in the assumption for future investment yields.

Additional information regarding insurance-related liabilities is included in Note 16.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amounts required to settle any obligations related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Management and internal and external experts are involved in estimating any provisions. The actual costs of resolving these claims may be substantially higher or lower than the amounts of the provisions.

Additional information regarding provisions is provided in Note 30.

Significant Judgments Applied in Assessing Control

For most of our subsidiaries, control is determined based on holding the majority of the voting rights. For certain investments in limited partnerships, we exercise judgment in determining if we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest less than 50%. This may be the case when we are the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity.

We also exercise judgment in determining if we control structured entities. Structured entities are discussed in greater detail in Note 9.

Changes In Accounting Policies

Effective November 1, 2013, we adopted the following new and amended accounting pronouncements issued by the IASB.

Employee Benefits

On November 1, 2013, we adopted revisions to IAS 19 Employee Benefits (“IAS 19”) that amend the measurement, presentation and disclosure requirements for employee benefit plans. The standard has been applied retroactively and the comparative periods in our Consolidated Balance Sheet, Statement of Income and Statement of Comprehensive Income have been restated. The amendments to IAS 19 require the full funded status of our pension and other employee future benefit plans to be reflected as the net defined benefit liability or asset in the Consolidated Balance Sheet. Actuarial gains and losses are recognized immediately in Other Comprehensive Income (“OCI”) and are no longer deferred and amortized into income. Past service costs resulting from plan amendments are immediately recognized in income when a plan is amended, without regard to vesting.

Interest costs and expected return on plan assets under the previous version of IAS 19 have been replaced with a net interest cost or revenue calculated by applying the discount rate to the net defined benefit liability or asset. Further, these amendments also require enhanced disclosures about the characteristics of those plans and the risks to which the bank is exposed through participation in those plans. Additional disclosures are included in Note 24 to comply with these requirements.

Presentation of Financial Statements

Amendments to IAS 1 Presentation of Financial Statements require items within OCI to be presented separately based on whether or not the item will subsequently be reclassified into net income. The new presentation was adopted on a retroactive basis together with the amendments to IAS 19. Actuarial gains and losses that are recognized directly in OCI under IAS 19 remain in OCI and will never be reclassified to net income.

130	BMO Financial Group 197th Annual Report 2014

Consolidated Financial Statements and Accounting for Joint Ventures

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single consolidation model that defines control and establishes control as the basis for consolidation for all types of interests. Under IFRS 10, we control an entity when we have power over the entity, exposure or rights to variable returns from our involvement, and the ability to exercise power to affect the amount of our returns. The adoption of IFRS 10 resulted in the deconsolidation of BMO Subordinated Notes Trust, BMO Capital Trust II and certain of our Canadian customer securitization vehicles as disclosed in Note 9. The standard has been applied retroactively and comparative periods have been restated.

IFRS 11 Joint Arrangements (“IFRS 11”) requires joint ventures to be accounted for using the equity method. With the adoption of IFRS 11, we changed the accounting for a joint venture from proportionate consolidation to the equity method of accounting. The impact of retroactive adoption was to record a net investment in joint venture in securities, other and record our portion of the earnings from the joint venture in interest, dividend and fee income, securities in our Consolidated Statement of Income.

The following table summarizes the impact of adoption of IAS 19, IFRS 10 and IFRS 11 on our prior period consolidated financial statements:

As at October 31, 2013 (Canadian $ in millions)
Increase (decrease) in	IFRS 10 and 11	IAS 19
Cash	6	–
Securities	819	–
Loans, business and governments	199	–
Premises and equipment	(23)	–
Goodwill	(74)	–
Intangible assets	(19)	–
Deferred tax asset	–	116
Other assets	(948)	(331)
Deposits, business and governments	1,548	–
Capital trust securities	(463)	–
Other liabilities	(1,123)	85
Accumulated other comprehensive income	–	(165)
Retained earnings	(2)	(135)

Net income attributable to bank shareholders for the year ended October 31, 2013 decreased by $55 million after tax, as a result of the retroactive adoption of amended IAS 19, IFRS 10 and IFRS 11. Basic and diluted earnings per share for the year ended October 31, 2013 was $6.19 and $6.17, respectively. An opening balance sheet has not been presented as the impact of transition is not material to the financial statements.

Interests in Other Entities

We also adopted IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 12 sets out the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of our interests in other entities, and for unconsolidated structured entities, disclosure of risks associated with and the effects of these interests on our financial position, financial performance and cash flows. The additional disclosures required are included in Note 9 and Note 28.

Fair Value Measurement

We adopted IFRS 13 Fair Value Measurement (“IFRS 13”), which provides a common definition of fair value and establishes a framework for measuring fair value. The new standard also requires additional disclosures about fair value measurements. The new standard did not have a significant impact on our consolidated financial statements. The additional disclosures required by the standard are included in Note 31.

Offsetting Financial Assets and Financial Liabilities

We adopted the amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (“IFRS 7 amendment”), which contain new disclosure requirements for financial assets and financial liabilities that are offset in the balance sheet or subject to master netting agreements or other similar arrangements. The additional disclosures required by the IFRS 7 amendment are included in Note 21.

Future Changes in IFRS

Impairment of Assets

In May 2013, the IASB issued narrow-scope amendments to IAS 36 Impairment of Assets. These amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendments are effective for our fiscal year beginning November 1, 2014. We do not expect the amendments to have a significant disclosure impact on our consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities (“IAS 32”). The amendments clarify that an entity has a current legally enforceable right to offset if that right is not contingent on a future event, and that right is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are effective for our fiscal year beginning November 1, 2014. We do not expect these amendments to have a significant impact on our consolidated financial statement.

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which addresses classification and measurement, impairment and hedge accounting.

The new standard requires assets to be classified based on our business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Financial assets will be measured at fair value through profit or loss unless certain conditions are met which permit measurement at amortized cost or fair value through other comprehensive income. The classification and measurement of liabilities remain generally unchanged, with the exception of liabilities recorded at fair value through profit and loss. For financial liabilities designated at fair value through profit and loss, IFRS 9 requires the presentation of the effects of changes in our own credit risk in OCI instead of net income.

IFRS 9 introduces a new single impairment model for financial assets. The new model is based on expected credit losses and will result in credit losses being recognized regardless of whether a loss event has occurred. The expected credit loss model will apply to most financial instruments not measured at fair value, with the most significant impact being to loans. The expected credit loss model requires the recognition of credit losses based on a 12-month time horizon for performing loans and requires the recognition of lifetime expected credit losses for loans that experience a significant deterioration in credit risk since inception.

IFRS 9 also introduces a new hedge accounting model that expands the scope of eligible hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation.

IFRS 9 is effective for our fiscal year beginning on November 1, 2018; early adoption is permitted. Additionally, the own credit risk presentation requirements can be early adopted prior to adopting the other requirements of IFRS 9. We are currently assessing the impact of this new standard on our future financial results.

BMO Financial Group 197th Annual Report 2014	131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment Entities

In October 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 Separate Financial Statements, which introduce an exception to the principle that all subsidiaries are to be consolidated. The amendments require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating all subsidiaries in its consolidated financial statements. The amendments are effective for our fiscal year beginning November 1, 2014. We do not expect these amendments to have a significant impact on our consolidated financial statements as we are not considered to be an investment entity.

Levies

In May 2013, the IFRS Interpretations Committee (“IFRIC”) issued IFRIC 21 Levies, which provides guidance on when to recognize a liability to pay a levy imposed by a government on an entity in accordance with legislation. IFRIC 21 is effective for our fiscal year beginning November 1, 2014. We do not expect this interpretation to have a significant impact on our consolidated financial statements.

Revenue

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces the existing standards for revenue recognition. The new standard establishes a framework for the recognition and measurement of revenues generated from contracts with customers, except for items such as financial instruments, insurance contracts and leases. The new standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from transactions with our customers. IFRS 15 is effective for our fiscal year beginning November 1, 2017. We are currently assessing the impact of the standard on our future financial results.

Note 2: Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2014	2013
Cash and deposits with banks (1)	27,056	24,679
Cheques and other items in transit, net	1,330	1,410
Total cash and cash equivalents	28,386	26,089
(1)	Deposits with banks include deposits with the Bank of Canada, the U.S. Federal Reserve and other banks.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation amounting to $1,638 million as at October 31, 2014 ($1,211 million in 2013).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities are divided into four types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.

Securities Designated at Fair Value

Securities designated at fair value through profit or loss are financial instruments that are accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated at fair value through profit or loss must have reliably measurable fair values and satisfy one of the following criteria: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis; (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and has its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis; or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise have to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at fair value, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at October 31, 2014 of $6,599 million ($5,766 million in 2013) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $379 million in non-interest revenue, insurance income for the year ended October 31, 2014 (decrease of $178 million in 2013). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

As at October 31, 2014, our credit protection vehicle held only cash and cash equivalents. During 2013, this vehicle held investments that were designated at fair value through profit or loss, which aligned the accounting result with the way the portfolio was managed on a fair value basis. The impact of recording these investments at fair value through profit or loss in 2013 was a decrease in non-interest revenue, trading revenue of $40 million. We recognized offsetting amounts for derivative contracts that were held to hedge changes in fair value of those instruments. Additional information relating to our credit protection vehicle is included in Note 9.

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at October 31, 2014 of $467 million ($488 million in 2013) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase in non-interest revenue, securities gains, other than trading of $28 million in our Consolidated Statement of Income for the year ended October 31, 2014 (decrease of $18 million in 2013).

132	BMO Financial Group 197th Annual Report 2014

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are initially recorded at fair value plus transaction costs. They are subsequently re-measured at fair value with unrealized gains and losses recorded in unrealized gains (losses) on available-for-sale securities in our Consolidated Statement of Comprehensive Income until the security is sold. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Investments held by our insurance operations are classified as available-for-sale securities, except for those investments that support the policy benefit liabilities on our insurance contracts, which are designated at fair value through profit or loss as discussed above. Interest and other fee income on the insurance available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.

Held-to-maturity securities are debt securities that we have the intention and ability to hold to maturity. These securities are initially recorded at fair value plus transaction costs and subsequently re-measured at amortized cost using the effective interest method. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and amortization of premiums or discounts on the debt securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Other securities are investments in companies where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares) and certain securities held by our merchant banking business.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.

Impairment Review

For available-for-sale, held-to-maturity and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows from the security and the impact can be reliably estimated.

For equity securities, a significant or prolonged decline in the fair value of a security below its cost is considered to be objective evidence of impairment.

The impairment loss on available-for-sale securities is the difference between the cost/amortized cost and current fair value, less any previously recognized impairment losses. The impairment loss on held-to-maturity securities is the difference between a security’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

If there is objective evidence of impairment, a write-down is recorded in our Consolidated Statement of Income in securities gains, other than trading.

For debt securities, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value, to a maximum of the original impairment charge. Reversals of impairment losses on held-to-maturity securities are recorded to a maximum of the amortized cost of the investment before the original impairment charge. For equity securities, previous impairment losses are not reversed through net income and any subsequent increases in fair value are recorded in other comprehensive income.

As at October 31, 2014, we had 565 available-for-sale securities (979 in 2013) with unrealized losses totalling $35 million (unrealized losses of $96 million in 2013). Of these available-for-sale securities, 203 have been in an unrealized loss position continuously for more than one year (44 in 2013), amounting to an unrealized loss position of $20 million (unrealized loss position of $5 million in 2013). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of these available-for-sale instruments and have determined that there is no significant impairment.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2014 or 2013, was greater than 10% of our shareholders’ equity.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. Discussion of fair value measurement is included in Note 31.

BMO Financial Group 197th Annual Report 2014	133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Term to maturity					2014	2013
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	1,518	4,146	970	2,306	1,522	10,462	10,824
Canadian provincial and municipal governments	586	1,013	773	1,925	2,899	7,196	5,711
U.S. federal government	871	1,986	1,614	1,029	665	6,165	5,903
U.S. states, municipalities and agencies	84	273	26	109	219	711	759
Other governments	97	91	32	3	–	223	136
Mortgage-backed securities and collateralized mortgage obligations	170	399	58	35	40	702	652
Corporate debt	1,577	1,982	1,614	1,362	5,296	11,831	11,087
Corporate equity	–	–	–	–	47,732	47,732	40,087
Total trading securities	4,903	9,890	5,087	6,769	58,373	85,022	75,159
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	156	4,669	5,105	490	–	10,420	12,989
Fair value	156	4,693	5,159	493	–	10,501	13,115
Yield (%)	0.95	1.17	1.82	2.00	–	1.52	1.53
Canadian provincial and municipal governments
Amortized cost	67	765	1,800	1,431	–	4,063	3,707
Fair value	67	771	1,812	1,454	–	4,104	3,698
Yield (%)	1.05	1.40	1.72	2.59	–	1.96	2.00
U.S. federal government
Amortized cost	233	–	861	–	–	1,094	4,650
Fair value	233	–	860	–	–	1,093	4,660
Yield (%)	0.41	–	1.43	–	–	1.21	0.39
U.S. states, municipalities and agencies
Amortized cost	492	2,299	1,097	923	950	5,761	5,363
Fair value	493	2,307	1,107	948	960	5,815	5,392
Yield (%)	0.82	0.49	0.84	2.35	1.47	1.04	0.90
Other governments
Amortized cost	1,701	2,493	1,876	46	–	6,116	6,165
Fair value	1,703	2,497	1,886	46	–	6,132	6,163
Yield (%)	1.32	1.23	1.42	1.88	–	1.32	1.39
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)
Amortized cost	104	791	2,124	12	–	3,031	2,271
Fair value	104	795	2,142	13	–	3,054	2,277
Yield (%)	1.70	1.78	1.93	5.15	–	1.90	1.83
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	2	5	17	221	6,627	6,872	6,535
Fair value	2	5	18	223	6,647	6,895	6,528
Yield (%)	1.74	2.16	1.36	1.92	0.88	0.92	1.16
Corporate debt
Amortized cost	1,002	3,977	1,703	895	–	7,577	10,210
Fair value	1,006	4,033	1,712	915	–	7,666	10,317
Yield (%)	0.86	1.75	1.95	3.02	–	1.83	1.40
Corporate equity
Amortized cost	–	–	–	–	1,582	1,582	1,413
Fair value	–	–	–	–	1,706	1,706	1,560
Yield (%)	–	–	–	–	2.25	2.25	1.90
Total cost or amortized cost	3,757	14,999	14,583	4,018	9,159	46,516	53,303
Total fair value	3,764	15,101	14,696	4,092	9,313	46,966	53,710
Yield (%)	1.07	1.27	1.69	2.52	1.18	1.48	1.33
Held-to-Maturity Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	100	477	1,855	–	–	2,432	2,432
Fair value	100	477	1,865	–	–	2,442	2,435
Canadian provincial and municipal governments
Amortized cost	–	966	966	600	–	2,532	2,284
Fair value	–	971	971	616	–	2,558	2,290
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)
Amortized cost	405	578	686	–	3,711	5,380	1,316
Fair value	405	593	733	–	3,759	5,490	1,316
Total cost or amortized cost	505	2,021	3,507	600	3,711	10,344	6,032
Total fair value	505	2,041	3,569	616	3,759	10,490	6,041
Other Securities
Carrying value	15	–	45	19	908	987	899
Fair value	15	–	45	19	2,227	2,306	2,410
Total carrying value or amortized cost of securities	9,180	26,910	23,222	11,406	72,151	142,869	135,393
Total securities value	9,187	27,012	23,335	11,480	72,305	143,319	135,800
Total by Currency (in Canadian $ equivalent)
Canadian dollar	5,046	15,621	15,178	8,384	49,897	94,126	90,100
U.S. dollar	3,324	10,330	7,714	3,096	22,116	46,580	42,690
Other currencies	817	1,061	443	–	292	2,613	3,010
Total securities	9,187	27,012	23,335	11,480	72,305	143,319	135,800

(1)	These amounts are supported by insured mortgages.

Yields in the table above are calculated using the cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

134	BMO Financial Group 197th Annual Report 2014

Unrealized Gains and Losses
(Canadian $ in millions)	2014				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	10,420	82	1	10,501	12,989	129	3	13,115
Canadian provincial and municipal governments	4,063	44	3	4,104	3,707	23	32	3,698
U.S. federal government	1,094	2	3	1,093	4,650	10	–	4,660
U.S. states, municipalities and agencies	5,761	57	3	5,815	5,363	41	12	5,392
Other governments	6,116	17	1	6,132	6,165	7	9	6,163
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	3,031	24	1	3,054	2,271	6	–	2,277
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,872	35	12	6,895	6,535	24	31	6,528
Corporate debt	7,577	95	6	7,666	10,210	115	8	10,317
Corporate equity	1,582	129	5	1,706	1,413	148	1	1,560
Total	46,516	485	35	46,966	53,303	503	96	53,710

(1) These amounts are supported by insured mortgages.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Unrealized Losses (Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2014	Available-for-sale securities in an unrealized loss position for					2013
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	1	666	–	–	1	666	3	721	–	–	3	721
Canadian provincial and municipal governments	–	280	3	487	3	767	30	1,662	2	26	32	1,688
U.S. federal government	3	579	–	–	3	579	–	–	–	–	–	–
U.S. states, municipalities and agencies	–	916	3	732	3	1,648	11	1,385	1	317	12	1,702
Other governments	–	158	1	1,003	1	1,161	8	1,142	1	1,316	9	2,458
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	1	657	–	–	1	657	–	74	–	–	–	74
Mortgage-backed securities and collateralized mortgage obligations – U.S.	5	1,969	7	1,630	12	3,599	30	4,005	1	143	31	4,148
Corporate debt	1	822	5	773	6	1,595	8	2,753	–	37	8	2,790
Corporate equity	4	40	1	27	5	67	1	96	–	2	1	98
Total	15	6,087	20	4,652	35	10,739	91	11,838	5	1,841	96	13,679

(1) These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2014	2013	2012
Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities (2)	1,086	1,409	1,621
Available-for-sale securities	570	610	561
Held-to-maturity securities	152	47	1
Other securities	186	210	213
	1,994	2,276	2,396
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	304	90	153
Gross realized losses	(167)	(3)	(24)
Unrealized gain on investment reclassified from equity to available-for-sale	–	191	–
Available-for-sale and other securities, net realized and unrealized gains (losses)	33	24	28
Impairment write-downs	(8)	(17)	(5)
Securities gains (losses), other than trading (1)	162	285	152
Trading securities, net realized and unrealized gains (losses) (1) (2)	340	(1,273)	374
Total income from securities	2,496	1,288	2,922

(1)	The following amounts of income related to our insurance operations were included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $263 million for the year ended October 31, 2014 ($263 million in 2013 and $253 million in 2012). Securities gains (losses), other than trading of $5 million for the year ended October 31, 2014 ($1 million in 2013 and $nil in 2012).
(2)	Excluded from the table above are trading securities, net realized and unrealized gains (losses) related to our insurance operations of $379 million for the year ended October 31, 2014 ($(190) million in 2013 and $286 million in 2012).

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

BMO Financial Group 197th Annual Report 2014	135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4: Loans, Customers’ Liability under Acceptances

and Allowance for Credit Losses

Loans

Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased, back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees, to a certain threshold, are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

Generally consumer loans in both Canada and the U.S. are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when they are one year past due. In the U.S., all consumer loans are written off when they are 180 days past due, except for non-real estate term loans, which are written off at 120 days. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in its entirety on a timely basis. Generally, corporate and commercial loans are considered impaired when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted.

Our average gross impaired loans and acceptances were $2,261 million for the year ended October 31, 2014 ($2,800 million in 2013). Our average impaired loans, net of the specific allowance, were $1,783 million for the year ended October 31, 2014 ($2,354 million in 2013).

During the year ended October 31, 2014, we recorded a net gain of $12 million (net gain of $46 million in 2013) on the sale of impaired loans.

Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate of the loan.

Interest income on impaired loans of $111 million was recognized for the year ended October 31, 2014 ($133 million in 2013).

A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet and amounted to $232 million as at October 31, 2014 ($305 million in 2013).

The allowance is comprised of a specific allowance and a collective allowance.

Specific Allowance

These allowances are recorded for individually identified impaired loans to reduce their carrying value to the expected recoverable amount. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized loan reflects the expected realization of the underlying security net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real properties, accounts receivable, guarantees, inventory or other capital assets.

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment and other personal loans are individually insignificant and thus are collectively assessed for impairment, taking into account historical loss experience. In the periods following the recognition of impairment, adjustments to the allowance for these loans reflecting the time value of money are recognized and presented as interest income.

136	BMO Financial Group 197th Annual Report 2014

Collective Allowance

We maintain a collective allowance in order to cover any impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by our regulator, OSFI.

The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level for the collective allowance. For the purpose of calculating the collective allowance, we group loans on the basis of similarities in credit risk characteristics. The loss factors for groups of loans are determined based on a minimum of five years of historical data and a one-year loss emergence period, except for credit cards, where a seven-month loss emergence period is used. The loss factors are back-tested and calibrated on a regular basis to ensure that they continue to reflect our best estimate of losses that have been incurred but not yet identified, on an individual basis, within the pools of loans. Historical loss experience is also reviewed to determine loss factors. Qualitative factors are based on current observable data such as current macroeconomic and business conditions, portfolio-specific considerations, model risk factors, and the level of impaired loans for which a specific allowance has not yet been assessed.

Provision for Credit Losses (“PCL”)

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

(Canadian $ in millions)	Residential mortgages (1)			Credit card, consumer instalment and other personal loans			Business and government loans			Customers’ liability under acceptances			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Gross loan balances at end of year (3)	101,013	96,392	84,211	72,115	71,510	69,250	120,766	104,585	94,072	10,878	8,472	8,019	304,772	280,959	255,552
Impairment Allowances (Specific ACL), beginning of year	99	76	74	71	62	59	315	338	426	–	–	–	485	476	559
Amounts written off	(87)	(104)	(173)	(655)	(750)	(882)	(407)	(443)	(538)	–	–	–	(1,149)	(1,297)	(1,593)
Recoveries of amounts written off in previous years	40	24	60	161	152	156	423	596	630	–	–	–	624	772	846
Charge to income statement (Specific PCL)	77	129	132	519	618	742	(35)	(150)	(113)	–	–	–	561	597	761
Foreign exchange and other movements	(16)	(26)	(17)	(22)	(11)	(13)	(59)	(26)	(67)	–	–	–	(97)	(63)	(97)
Specific ACL, end of year	113	99	76	74	71	62	237	315	338	–	–	–	424	485	476
Collective ACL, beginning of year	88	47	36	622	624	565	756	759	817	19	30	34	1,485	1,460	1,452
Charge to income statement (Collective PCL)	(8)	40	11	50	(4)	59	(50)	(35)	(63)	8	(11)	(4)	–	(10)	3
Foreign exchange and other movements	3	1	–	6	2	–	48	32	5	–	–	–	57	35	5
Collective ACL, end of year	83	88	47	678	622	624	754	756	759	27	19	30	1,542	1,485	1,460
Total ACL	196	187	123	752	693	686	991	1,071	1,097	27	19	30	1,966	1,970	1,936
Comprised of: Loans	169	167	113	752	693	686	786	786	877	27	19	30	1,734	1,665	1,706
Other credit instruments (2)	27	20	10	–	–	–	205	285	220	–	–	–	232	305	230
Net loan balances at end of year	100,844	96,225	84,098	71,363	70,817	68,564	119,980	103,799	93,195	10,851	8,453	7,989	303,038	279,294	253,846

(1)	Included in the residential mortgages balance are Canadian government and corporate-insured mortgages of $58 billion as at October 31, 2014 ($52 billion in 2013).
(2)	The total specific and collective allowances related to other credit instruments are included in other liabilities.
(3)	Included in loans as at October 31, 2014 are $95,269 million ($81,069 million in 2013 and $72,904 million in 2012) of loans denominated in U.S. dollars and $1,039 million ($947 million in 2013 and $622 million in 2012) of loans denominated in other foreign currencies.

Certain comparative figures have been reclassified to conform with the current year’s presentation and changes in accounting policies – see Note 1.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		Collective allowance (3)		Net amount
	2014	2013	2014	2013	2014	2013	2014	2013
By geographic region (1):
Canada	213,490	203,496	191	244	766	726	212,533	202,526
United States	80,135	68,505	182	196	594	495	79,359	67,814
Other countries	11,147	8,958	1	4	–	–	11,146	8,954
Total	304,772	280,959	374	444	1,360	1,221	303,038	279,294

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes specific allowance of $50 million for other credit instruments ($41 million in 2013), which is included in other liabilities.
(3)	Excludes collective allowance of $182 million for other credit instruments ($264 million in 2013), which is included in other liabilities.

Certain comparative figures have been reclassified to conform with the current year’s presentation and changes in accounting policies – see Note 1.

BMO Financial Group 197th Annual Report 2014	137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (3)		Net of specific allowance
	2014	2013	2014	2013	2014	2013
Residential mortgages	532	595	86	79	446	516
Consumer instalment and other personal loans	544	455	74	71	470	384
Business and government loans	972	1,494	214	294	758	1,200
Total (1)	2,048	2,544	374	444	1,674	2,100
By geographic region (2):
Canada	742	754	191	244	551	510
United States	1,301	1,783	182	196	1,119	1,587
Other countries	5	7	1	4	4	3
Total	2,048	2,544	374	444	1,674	2,100

(1)	Excludes purchased credit impaired loans.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes specific allowance of $50 million for other credit instruments ($41 million in 2013), which is included in other liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $134 million and $256 million as at October 31, 2014 and 2013, respectively.

Specific provisions for credit losses by geographic region are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans (2)		Total
For the year ended October 31	2014	2013	2014	2013	2014	2013	2014	2013
By geographic region (1):
Canada	12	4	410	431	107	133	529	568
United States	65	125	109	187	(140)	(281)	34	31
Other countries	–	–	–	–	(2)	(2)	(2)	(2)
Total	77	129	519	618	(35)	(150)	561	597
(1)	Geographic region is based upon the country of ultimate risk.
(2)	Includes provisions relating to customers’ liability under acceptances in the amount of $nil and $nil as at October 31, 2014 and 2013, respectively.

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are classified as either held for use or held for sale according to management’s intention and are recorded at the lower of carrying amount or fair value less costs to sell. Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2014, we foreclosed on impaired loans and received $225 million of real estate properties that we classified as held for sale ($301 million in 2013).

As at October 31, 2014, real estate properties held for sale totalled $199 million ($278 million in 2013). These properties are disposed of when considered appropriate. During the year ended October 31, 2014, we recorded an impairment loss of $34 million on real estate properties classified as held for sale ($36 million in 2013).

Renegotiated Loans

From time to time we modify the contractual terms of loans due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessionary modifications to the contractual terms of the loan and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with a similar term, or (3) forgiveness of principal or accrued interest.

Renegotiated loans are permitted to remain in performing status if the modifications are not considered to be significant concessions or are returned to performing status when none of the criteria for classification as impaired continue to apply.

The carrying value of our renegotiated loans was $728 million as at October 31, 2014 ($388 million in 2013). Renegotiated loans of

$291 million were classified as performing during the year ended October 31, 2014 ($155 million in 2013). Renegotiated loans of $25 million and $59 million were written off in the years ended October 31, 2014 and 2013, respectively.

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). Because we record the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity and the timing of prepayments, as well as collateral.

Acquired loans are classified into the following categories: those that on the acquisition date we expect to continue to make timely principal and interest payments (the “purchased performing loans”) and those for which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI loans”). Because PCI loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the PCI loans are considered to be impaired at acquisition.

138	BMO Financial Group 197th Annual Report 2014

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact on net interest income for the year ended October 31, 2014 was $34 million ($48 million in 2013 and $97 million in 2012). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and in the provision for credit losses until the accumulated collective allowance related to these loans is exhausted. Any additional decrease is recorded in net interest income.

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the year ended October 31, 2014 was $2 million in the provision for credit losses and $6 million in net interest income ($nil and $143 million, respectively, in 2013 and $nil and $104 million, respectively, in 2012).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the year ended October 31, 2014 was $35 million ($123 million in 2013 and $179 million in 2012).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the cash is received. The impact on net interest income of such repayments for the year ended October 31, 2014 was $151 million ($241 million in 2013 and $301 million in 2012).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the year ended October 31, 2014 was $82 million ($240 million in 2013 and $291 million in 2012).

As at October 31, 2014, the amount of purchased performing loans remaining on the balance sheet was $11,703 million ($16,588 million in 2013). As at October 31, 2014, the credit mark remaining on performing term loans, revolving loans and other performing loans was $279 million, $94 million and $2 million, respectively ($425 million, $156 million and $6 million, respectively, in 2013). Of the total credit mark for performing loans of $375 million, $207 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining $168 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the year ended October 31, 2014 was a $252 million recovery in the specific provision for credit losses ($410 million recovery in 2013 and $509 million recovery in 2012).

As at October 31, 2014, the amount of PCI loans remaining on the balance sheet was $488 million ($654 million in 2013). As at October 31, 2014, we have no remaining credit mark related to purchased credit impaired loans ($128 million in 2013).

Unfunded Commitments and Letters of Credit Acquired

As part of our acquisition of M&I, we recorded a liability related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate collective allowance is recorded, consistent with our methodology for the collective allowance.

For unfunded commitments and letters of credit, the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the commitments. The impact on net interest income of such amortization for unfunded commitments and letters of credit for the year ended October 31, 2014 was $12 million ($83 million in 2013).

As at October 31, 2014, the credit mark remaining on unfunded commitments and letters of credit acquired was $4 million ($15 million in 2013).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

We recorded net recoveries of $8 million for the year ended October 31, 2014 ($15 million in 2013). These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Other Credit Instruments

We use off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:

•

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt directly provided to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group 197th Annual Report 2014	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2014	2013
	Contractual amount	Contractual amount
Credit Instruments
Standby letters of credit and guarantees	13,949	13,470
Securities lending	4,872	3,772
Documentary and commercial letters of credit	1,111	1,205
Commitments to extend credit (1)
– Original maturity of one year and under	16,752	13,616
– Original maturity of over one year	68,507	58,244
Total	105,191	90,307

(1)	Commitments to extend credit exclude personal lines of credit and credit card lines of credit that are unconditionally cancellable at our discretion.

Note 6: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 84 to 86 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to individual consumers, captured within the individual sector in the following table, comprising $169.0 billion ($181.6 billion in 2013). Additional information on the composition of our loans and derivatives exposure is disclosed in Notes 4 and 10, respectively.

Basel III Framework

We use the Basel III Framework as our capital management framework. We use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk-weighted assets in our portfolio except for acquired loans in our M&I and other select portfolios, for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. EAD for undrawn commitments is model generated based on internal empirical data.
•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•

Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo-style transactions is the total amount drawn, adding back any write-offs.

•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

140	BMO Financial Group 197th Annual Report 2014

Total non-trading exposure at default by industry sector, as at October 31, 2014 and 2013, based on the Basel III classifications is as follows:

(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo-style transactions		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Financial institutions	69,174	60,448	15,164	12,693	1	–	2,825	2,978	40,362	27,515	127,526	103,634
Governments	43,035	43,142	1,838	1,581	–	–	1,010	1,333	10,266	9,503	56,149	55,559
Manufacturing	13,678	11,617	9,499	9,125	40	14	1,189	1,061	–	–	24,406	21,817
Real estate	18,408	18,532	5,602	4,639	–	–	1,072	1,122	–	–	25,082	24,293
Retail trade	11,973	9,394	4,995	4,675	–	–	537	532	–	–	17,505	14,601
Service industries	21,944	22,999	8,873	8,161	6	6	2,748	3,547	2	–	33,573	34,713
Wholesale trade	8,260	7,465	4,253	3,927	–	–	461	365	–	–	12,974	11,757
Oil and gas	5,969	3,831	6,931	5,807	–	–	612	401	–	–	13,512	10,039
Individual	132,360	139,905	36,627	41,576	26	–	18	67	8	–	169,039	181,548
Agriculture	9,016	8,077	1,905	2,256	–	–	36	32	–	–	10,957	10,365
Others (1)	38,090	24,951	12,692	11,114	1	3	4,303	3,238	397	–	55,483	39,306
Total exposure at default	371,907	350,361	108,379	105,554	74	23	14,811	14,676	51,035	37,018	546,206	507,632
(1) Includes industries having a total exposure of less than 2%.

Additional information about our credit risk exposure by geographic region and product category for loans, including customers’ liability under acceptances, is provided in Note 4.

Credit Quality

We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is disclosed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 85 to 86 of this report.

Based on the Basel III classifications, the following tables present our retail and wholesale credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2014 and 2013. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

(Canadian $ in millions)	Drawn			Undrawn (1)			2014	2013
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign	Total exposure	Total exposure
Investment grade	19,982	86,291	101,128	2,764	47,071	2,218	259,454	230,658
Non-investment grade	3,465	40,996	183	252	16,449	3	61,348	51,659
Watchlist	9	2,058	1	–	451	–	2,519	2,470
Default	1	938	3	1	89	–	1,032	2,086
Total	23,457	130,283	101,315	3,017	64,060	2,221	324,353	286,873

(1) Included in the undrawn amounts are uncommitted exposures of $24,051 million in 2014 ($23,662 million in 2013).

Retail Credit Drawn Exposure by Portfolio and Risk Rating
(Canadian $ in millions)	Residential mortgages and home equity lines of credit		Qualifying revolving retail (1)		Other retail and retail small and medium-sized enterprises
	2014	2013	2014	2013	2014	2013
Risk profile (probability of default):
Exceptionally low (≤ 0.05%)	1,108	983	88	320	85	71
Very low (> 0.05% to 0.20%)	45,424	47,622	559	1,711	4,447	7,521
Low (> 0.20% to 0.75%)	9,649	11,216	2,913	2,578	6,680	7,995
Medium (> 0.75% to 7.00%)	11,011	8,925	2,504	2,073	6,147	7,255
High (> 7.00% to 99.99%)	3,521	3,503	288	293	322	294
Default (100%)	822	829	43	36	117	86
Total	71,535	73,078	6,395	7,011	17,798	23,222

(1) Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not classified as impaired as at October 31, 2014 and 2013:

Loans Past Due Not Impaired
(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Residential mortgages (1)	647	641	488	524	37	65	1,172	1,230
Credit card, consumer instalment and other personal loans	1,915	1,747	471	434	104	95	2,490	2,276
Business and government loans	414	805	126	294	169	183	709	1,282
Customers’ liability under acceptances	20	–	4	59	–	–	24	59
Total	2,996	3,193	1,089	1,311	310	343	4,395	4,847

(1) The percentage of loans 90 days or more past due but not impaired that were guaranteed by the Government of Canada is 5% for 2014 and 5% for 2013.

BMO Financial Group 197th Annual Report 2014	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Maturities and Rate Sensitivity

The following table presents gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year		Over 5 years		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Canada
Consumer	50,026	45,847	93,486	92,543	5,984	6,990	149,496	145,380
Commercial and corporate (excluding real estate)	41,608	37,435	10,981	8,486	141	1,472	52,730	47,393
Commercial real estate	4,506	5,405	5,331	4,540	1,427	778	11,264	10,723
United States	22,292	17,670	41,084	36,195	16,759	14,640	80,135	68,505
Other countries	10,632	8,365	465	593	50	–	11,147	8,958
Total	129,064	114,722	151,347	142,357	24,361	23,880	304,772	280,959

Certain	comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies – see Note 1.

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2014	2013
Fixed rate	150,021	139,832
Floating rate	142,139	130,990
Non-interest sensitive (1)	10,878	8,472
Total	303,038	279,294

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.

Certain comparative figures have been reclassified to conform with the current year’s presentation and changes in accounting policies – see Note 1.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Our market risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 91 to 95 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are disclosed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 95 to 99 of this report.

Note 7: Guarantees

In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments to reimburse the counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (see Note 10). For guarantees that do not qualify as derivatives, the liability is initially recorded at fair value, which is generally the fee to be received. Subsequently, guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle the obligation. Any increase in the liability is reported in our Consolidated Statement of Income.

The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $13,949 million as at October 31, 2014

($13,470 million in 2013). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at October 31, 2014, $50 million ($41 million in 2013) was included in other liabilities related to guaranteed parties that were unable to meet their obligations to a third party (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2014 and 2013 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets held by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $5,501 million as at October 31, 2014 ($4,512 million in 2013). As at October 31, 2014, $53 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($145 million in 2013).

142	BMO Financial Group 197th Annual Report 2014

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities for transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $11,983 million as at October 31, 2014 ($13,288 million in 2013). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $124 million as at October 31, 2014 ($102 million in 2013).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. We also have a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5,269 million as at October 31, 2014 ($4,778 million in 2013). No amount was included in our Consolidated Balance Sheet as at October 31, 2014 and 2013 related to these indemnifications.

Note 8: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

We use a bank securitization vehicle to securitize our Canadian credit card loans. We are required to consolidate this vehicle. See Note 9 for further information. We also sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.

We assess whether the loans qualify for off-balance sheet treatment based on the transfer of the risks and rewards.

Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle or third-party securitization program, less credit losses and other costs.

The loans sold to third-party securitization programs or directly to third parties do not qualify for off-balance sheet recognition as we have determined that the transfer of these loans has not resulted in the transfer of substantially all the risks and rewards, since we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized loans. We continue to recognize the loans in our Consolidated Balance Sheet, and we recognize the instruments issued as a liability representing a secured financing. The carrying amount of assets in the table below reflects the value of the securitized mortgages, as well as payments received on securitized mortgages that are held in the vehicle or designated accounts. The interest and fees collected, net of the yield paid to investors, is recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the loans are recorded in the provision for credit losses. During the year ended October 31, 2014, we sold $5,564 million of loans to third-party securitization programs ($6,704 million in 2013), which does not include amounts that were transferred and repurchased during the year.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded in our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		2014 (1)		2013
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	9,569		9,956
Other related assets (2)	8,382		8,660
Total	17,951	17,546	18,616	18,235
(1)	The fair value of the securitized assets is $18,078 million and the fair value of the associated liabilities is $17,858 million, for a net position of $220 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the table above.

BMO Financial Group 197th Annual Report 2014	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Structured Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of structured entities (“SEs”) to facilitate or secure customer transactions and to obtain alternative sources of funding. We are required to consolidate an SE if we control the entity. We control an SE when we have power over the SE, exposure to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of our returns.

In assessing whether we control an SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements and whether we are acting as a principal or agent.

We perform a re-assessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE.

Consolidated Structured Entities

Total assets and liabilities included in our Consolidated Balance Sheet related to our consolidated SEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)				2014				2013
	Bank securitization vehicles	U.S. customer securitization vehicle	Credit protection vehicle	Capital and funding vehicles (2)	Bank securitization vehicles	U.S. customer securitization vehicle	Credit protection vehicle (1)	Capital and funding vehicles (2)
Cash and cash equivalents	34	68	394	649	25	370	1,430	351
Loans	7,266	3,036	–	16,435	7,190	3,537	–	20,717
Other	–	3	–	–	–	3	–	–
	7,300	3,107	394	17,084	7,215	3,910	1,430	21,068
Deposits	–	2,926	–	–	–	3,578	–	–
Other	4,998	3	163	18	4,328	2	530	18
	4,998	2,929	163	18	4,328	3,580	530	18
Exposure to loss
Securities held	2,012	–	253	840	1,499	–	922	840
Drawn facilities	–	149	–	14,793	–	264	–	18,595
Undrawn facilities (1)	–	5,236	–	10,361	–	4,417	–	8,455
Derivative assets	–	–	13	58	–	–	20	84
	2,012	5,385	266	26,052	1,499	4,681	942	27,974

(1)	During the year ended October 31, 2013, the senior funding facility provided to our credit protection vehicle was terminated.
(2)	The loans balance primarily consists of mortgages transferred to our covered bonds programs. Mortgages in excess of the amount of covered bonds outstanding plus the minimum required over-collateralization amounts under these programs are readily available to us. The undrawn facilities also primarily relate to our covered bond programs; we retain the authority to determine whether the facilities are utilized.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Bank Securitization Vehicles

We use securitization vehicles to securitize our Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

U.S. Customer Securitization Vehicle

We sponsor a customer securitization vehicle (also referred to as a bank-sponsored multi-seller conduit) that provides our customers with alternate sources of funding through the securitization of their assets. This vehicle provides clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into the vehicle, which then issues ABCP to investors to fund the purchases. We do not sell assets to the customer securitization vehicle. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicle. We have determined that we control and therefore consolidate this vehicle, as we are exposed to the variable returns of the entity and we have the key decision-making powers necessary to affect the amount of those returns in our capacity as liquidity provider and servicing agent.

Credit Protection Vehicle

We sponsor a credit protection vehicle which provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of the vehicle, we entered into credit default swaps with swap counterparties and offsetting swaps with the vehicle. In 2014, the vehicle redeemed $1,049 million of its outstanding medium-term notes ($742 million in 2013), of which $678 million ($480 million in 2013) were held by us. We continue to hold $256 million of outstanding medium-term notes. As at October 31, 2014 and 2013, we have hedged our exposure to our holdings of notes issued by the vehicle. A third party holds its exposure to the vehicle through a total return swap with us on $109 million of notes. We control and therefore consolidate this vehicle.

Capital and Funding Vehicles

Capital and funding vehicles are created to issue notes or capital trust securities or to guarantee payments due to bondholders on bonds issued by us. These vehicles purchase notes from us, or we may sell assets to the vehicles in exchange for promissory notes.

For those trusts that purchase assets from us, we have determined that, based on the rights of the arrangements, we have significant exposure to the variable returns of the entities as we are exposed to the variability of their underlying assets; therefore we have determined that we are operating as the principal in the entities, and that we control and therefore consolidate these vehicles. See Note 1 and Note 18 for further information related to capital trusts.

144	BMO Financial Group 197th Annual Report 2014

Unconsolidated Structured Entities

The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)			2014			2013
	Capital and funding vehicles	Canadian customer securitization vehicles (1) (2)	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles (1) (2)	Structured finance vehicles
Interests recorded on the balance sheet
Cash and cash equivalents	11	39	–	8	52	–
Trading securities	2	10	10,414	2	13	12,120
Available-for-sale securities	–	652	–	–	721	–
Other	–	–	42	–	–	119
	13	701	10,456	10	786	12,239
Deposits	1,265	39	5,853	1,254	52	6,584
Derivatives	–	–	1,115	–	–	985
Other	21	–	3,447	20	–	4,582
	1,286	39	10,415	1,274	52	12,151
Exposure to loss
Securities held	2	662	10,414	2	734	12,120
Drawn facilities	12	–	–	12	–	–
Undrawn facilities	43	4,565	na	43	3,866	na
	57	5,227	10,414	57	4,600	12,120

Total assets of the entities	1,286	3,783	10,456
(1)	These undrawn facilities represent backstop liquidity facilities. The majority of these facilities are not related to credit support as at October 31, 2014 and 2013.

na - not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation and restated as a result of the adoption of new accounting principles – see Note 1.

(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. All assets held by these vehicles relate to assets in Canada.

Capital and Funding Vehicles

Certain of our capital and funding vehicles purchase notes issued by us as their underlying assets. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders, who are exposed to our default and credit risk. We have determined that we are operating in the capacity of an agent in these situations, and therefore we do not consolidate these vehicles. See Note 1 and Note 18 for further information related to capital trusts.

Canadian Customer Securitization Vehicles

For our Canadian customer securitization vehicles, we have determined that we do not have control of these entities as the key relevant activity, the servicing of program assets, does not reside with us.

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivative contracts with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivative contracts by investing in other funds through SEs. We are not required to consolidate these vehicles.

Compensation Trusts

We have established trusts in order to administer our employee share ownership plan. Under this plan, employees can direct a portion of their gross salary towards the purchase of our common shares and we match 50% of employees’ contributions up to 6% of their individual gross salary. Our matching contributions are paid into trusts, which purchase our common shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,413 million as at October 31, 2014 ($1,343 million in 2013). We are not required to consolidate these compensation trusts. These trusts are not included in the table above as we have no interest in the trusts.

BMO Managed Funds

We have established a number of funds that we also manage. We assess whether or not we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees, and any investors’ rights to remove us as investment manager. Based on our assessment, we have determined that we do not control these funds. Our total exposure to unconsolidated BMO managed funds was $513 million at October 31, 2014.

Non-BMO Managed Funds

We purchase and hold units of non-BMO managed funds for investment and other purposes. We are considered to have an interest in these funds through our holding of units, and because we may act as counterparty in certain derivative contracts or other interests. These activities do not constitute control, and as a result our interests in these funds are not consolidated. Our total exposure to non-BMO managed funds was $11,647 million at October 31, 2014.

Other SEs

We are involved with other entities that may potentially be SEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to control the SEs. As a result, we are not required to consolidate these SEs. Transactions with these SEs are conducted at market rates, and individual creditor investment decisions are based upon an analysis of the specific SE, taking into consideration the quality of the underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities and indemnification agreements are described in Note 7.

We are deemed to be the sponsor of an SE if we are involved in the design, legal set-up or marketing of the SE. We are also deemed to be the sponsor of an SE if market participants would reasonably associate the entity with us. We do not have an interest in certain SEs that we have sponsored. The amounts of revenue earned from and assets transferred to such entities are not significant.

BMO Financial Group 197th Annual Report 2014	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

Cross-currency interest rate swaps – fixed and/or floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option,

our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.

A future option is an option contract in which the underlying instrument is a single futures contract.

Use of Derivatives

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions and certain derivatives that are executed as part of our risk management strategy that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.

We may also occasionally take principal trading positions in capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.

Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through bonds, interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps and forward contracts. These derivatives are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency exchange rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

146	BMO Financial Group 197th Annual Report 2014

We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

Accounting Hedges

In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items resulting from the risk being hedged or changes in the amount of future cash flows.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets and liabilities denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of ten years, are hedges of floating rate loans and deposits as well as assets and liabilities denominated in foreign currencies.

We record interest that we pay or receive on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. The excess of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to net interest income in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in net interest income in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $96 million ($71 million after tax). This will adjust the interest recorded on assets and liabilities that were hedged.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the net interest income on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2014 and 2013.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations related to our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation of our net investment in foreign operations and the corresponding hedging instrument is recorded in net gain (loss) on translation of net foreign operations in other comprehensive income. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the years ended October 31, 2014 and 2013. We use foreign currency deposits with a term to maturity of zero to three months as hedging instruments in net investment hedges, and the fair value of such deposits was $2,365 million as at October 31, 2014 ($7,547 million in 2013).

Fair Value Hedging Relationships

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type		Amount of gain/(loss) on hedging derivatives (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts –	2014	46	(39)	7
	2013	(371)	360	(11)
	2012	42	(44)	(2)
(1)	Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt and Deposits.

BMO Financial Group 197th Annual Report 2014	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedging Relationships

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)
		Pre-tax gains/(losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains on designated hedges from other comprehensive income to net interest income	Amortization of spot/forward differential on foreign exchange contracts to interest expense
2014
Interest rate	224	3	130	–
Foreign exchange	102	–	–	(4)
Total	326	3	130	(4)
2013
Interest rate	(86)	–	195	–
Foreign exchange	49	–	–	(25)
Total	(37)	–	195	(25)
2012
Interest rate	(45)	3	177	–
Foreign exchange	(27)	–	–	(32)
Total	(72)	3	177	(32)

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link the amount of collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position on October 31, 2014 was $6.0 billion, for which we have posted collateral of $4.4 billion. If our credit rating had been downgraded to A and A- on October 31, 2014 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $1.1 billion and $1.4 billion, respectively.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Discussion of the fair value measurement of derivatives is included in Note 31.

148	BMO Financial Group 197th Annual Report 2014

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2014			2013
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	17,020	(15,986)	1,034	21,251	(20,327)	924
Forward rate agreements	4	(6)	(2)	5	(5)	–
Futures	17	(21)	(4)	1	(3)	(2)
Purchased options	697	–	697	595	–	595
Written options	–	(616)	(616)	–	(672)	(672)
Foreign Exchange Contracts
Cross-currency swaps	2,153	(1,182)	971	1,156	(897)	259
Cross-currency interest rate swaps	5,705	(6,682)	(977)	3,459	(3,641)	(182)
Forward foreign exchange contracts	3,874	(2,856)	1,018	1,552	(1,549)	3
Purchased options	447	–	447	100	–	100
Written options	–	(465)	(465)	–	(88)	(88)
Commodity Contracts
Swaps	376	(922)	(546)	501	(543)	(42)
Purchased options	307	–	307	238	–	238
Written options	–	(412)	(412)	–	(290)	(290)
Equity Contracts	947	(3,040)	(2,093)	536	(3,067)	(2,531)
Credit Default Swaps
Purchased	80	–	80	90	–	90
Written	–	(124)	(124)	–	(102)	(102)
Total fair value – trading derivatives	31,627	(32,312)	(685)	29,484	(31,184)	(1,700)
Average fair value (1)	30,304	(31,092)	(788)	38,016	(39,565)	(1,549)
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	196	(115)	81	110	(169)	(59)
Fair value hedges – swaps	330	(272)	58	260	(348)	(88)
Total swaps	526	(387)	139	370	(517)	(147)
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	502	(958)	(456)	405	(273)	132
Total foreign exchange contracts	502	(958)	(456)	405	(273)	132
Total fair value – hedging derivatives (2)	1,028	(1,345)	(317)	775	(790)	(15)
Average fair value (1)	916	(1,089)	(173)	1,100	(674)	426
Total fair value – trading and hedging derivatives	32,655	(33,657)	(1,002)	30,259	(31,974)	(1,715)
Less: impact of master netting agreements	(28,885)	28,885	–	(27,493)	27,493	–
Total	3,770	(4,772)	(1,002)	2,766	(4,481)	(1,715)
(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities
	2014	2013	2014	2013
Fair value of trading derivatives	31,627	29,484	32,312	31,184
Fair value of hedging derivatives	1,028	775	1,345	790
Total	32,655	30,259	33,657	31,974

BMO Financial Group 197th Annual Report 2014	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2014				2013
		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	2,580,940	45,753	48,984	2,675,677	2,139,706	41,138	43,942	2,224,786
Forward rate agreements	361,484	–	–	361,484	399,751	–	–	399,751
Purchased options	19,267	–	–	19,267	18,283	–	–	18,283
Written options	22,955	–	–	22,955	23,020	–	–	23,020
	2,984,646	45,753	48,984	3,079,383	2,580,760	41,138	43,942	2,665,840
Exchange-traded
Futures	125,272	–	–	125,272	111,913	–	–	111,913
Purchased options	21,680	–	–	21,680	16,534	–	–	16,534
Written options	21,342	–	–	21,342	15,429	–	–	15,429
	168,294	–	–	168,294	143,876	–	–	143,876
Total interest rate contracts	3,152,940	45,753	48,984	3,247,677	2,724,636	41,138	43,942	2,809,716
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	51,374	242	–	51,616	44,607	227	–	44,834
Cross-currency interest rate swaps	279,119	–	–	279,119	255,337	–	–	255,337
Forward foreign exchange contracts	283,196	16,284	–	299,480	249,412	14,195	–	263,607
Purchased options	31,148	–	–	31,148	10,923	–	–	10,923
Written options	36,344	–	–	36,344	13,530	–	–	13,530
	681,181	16,526	–	697,707	573,809	14,422	–	588,231
Exchange-traded
Futures	813	–	–	813	621	–	–	621
Purchased options	343	–	–	343	2,608	–	–	2,608
Written options	319	–	–	319	616	–	–	616
	1,475	–	–	1,475	3,845	–	–	3,845
Total foreign exchange contracts	682,656	16,526	–	699,182	577,654	14,422	–	592,076
Commodity Contracts
Over-the-counter
Swaps	13,559	–	–	13,559	15,122	–	–	15,122
Purchased options	8,526	–	–	8,526	8,081	–	–	8,081
Written options	4,166	–	–	4,166	4,285	–	–	4,285
	26,251	–	–	26,251	27,488	–	–	27,488
Exchange-traded
Futures	22,586	–	–	22,586	24,037	–	–	24,037
Purchased options	6,733	–	–	6,733	8,044	–	–	8,044
Written options	8,499	–	–	8,499	9,894	–	–	9,894
	37,818	–	–	37,818	41,975	–	–	41,975
Total commodity contracts	64,069	–	–	64,069	69,463	–	–	69,463
Equity Contracts
Over-the-counter	48,702	–	–	48,702	39,360	–	–	39,360
Exchange-traded	7,314	–	–	7,314	5,851	–	–	5,851
Total equity contracts	56,016	–	–	56,016	45,211	–	–	45,211
Credit Default Swaps
Over-the-counter purchased	8,801	–	–	8,801	8,835	–	–	8,835
Over-the-counter written	11,983	–	–	11,983	13,288	–	–	13,288
Total credit default swaps	20,784	–	–	20,784	22,123	–	–	22,123
Total	3,976,465	62,279	48,984	4,087,728	3,439,087	55,560	43,942	3,538,589

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables.

These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

150	BMO Financial Group 197th Annual Report 2014

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including through collateral and by entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.

Exchange-traded derivatives have limited potential for credit exposure as they are settled net daily with each exchange.

Terms used in the credit risk table below are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2014			2013
	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets
Interest Rate Contracts
Swaps	17,546	21,371	–	21,621	26,813	–
Forward rate agreements	4	45	–	5	40	–
Purchased options	691	705	–	589	657	–
Total interest rate contracts	18,241	22,121	1,393	22,215	27,510	1,758
Foreign Exchange Contracts
Cross-currency swaps	2,153	5,039	–	1,156	4,091	–
Cross-currency interest rate swaps	5,705	11,219	–	3,459	15,671	–
Forward foreign exchange contracts	4,376	6,477	–	1,957	3,854	–
Purchased options	415	837	–	90	227	–
Total foreign exchange contracts	12,649	23,572	1,656	6,662	23,843	2,448
Commodity Contracts
Swaps	376	1,902	–	501	2,289	–
Purchased options	30	1,109	–	66	1,045	–
Total commodity contracts	406	3,011	472	567	3,334	621
Equity Contracts	896	3,547	208	520	3,054	113
Credit Default Swaps	80	271	42	90	448	310
Total derivatives	32,272	52,522	3,771	30,054	58,189	5,250
Less: impact of master netting agreements	(28,885)	(35,585)	–	(27,493)	(38,607)	–
Total	3,387	16,937	3,771	2,561	19,582	5,250

The total derivatives and the impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $383 million as at October 31, 2014 ($205 million in 2013).

Transactions are conducted with counterparties in various geographic locations and industry sectors. Set out below is the replacement cost of contracts before and after the impact of master netting agreements with customers located in the following countries, based on country of ultimate risk.

(Canadian $ in millions, except as noted)	Before master netting agreements				After master netting agreements
	2014		2013		2014		2013
Canada	14,395	45	12,425	41	1,769	52	1,389	54
United States	7,579	23	7,193	24	875	26	728	28
United Kingdom	3,623	11	4,761	16	232	7	148	6
Other countries (1)	6,675	21	5,675	19	511	15	296	12
Total	32,272	100%	30,054	100%	3,387	100%	2,561	100%

(1)	No other country represented 15% or more of our replacement cost in 2014 or 2013.

BMO Financial Group 197th Annual Report 2014	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

As at October 31, 2014 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	13,997	8,903	157	660	66	23,783
Governments	2,262	2,330	11	–	–	4,603
Natural resources	33	27	37	–	–	97
Energy	171	255	36	–	–	462
Other	1,778	1,134	165	236	14	3,327
Total	18,241	12,649	406	896	80	32,272

As at October 31, 2013 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	18,212	4,045	201	293	58	22,809
Governments	2,094	1,633	20	–	–	3,747
Natural resources	44	38	84	–	–	166
Energy	126	85	85	–	–	296
Other	1,739	861	177	227	32	3,036
Total	22,215	6,662	567	520	90	30,054

Credit Derivatives

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout/Notional				Fair value
As at October 31, 2014 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	480	9,445	–	9,925	41
Non-investment grade (1)	100	472	34	606	18
Non-rated	–	1,148	304	1,452	65
Total (2)	580	11,065	338	11,983	124

	Maximum payout/Notional				Fair value
As at October 31, 2013 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	2,714	9,751	–	12,465	80
Non-investment grade (1)	267	163	–	430	16
Non-rated	7	241	145	393	6
Total (2)	2,988	10,155	145	13,288	102

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.
(2)	As at October 31, 2014, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $4.5 billion and $47 million ($4.3 billion and $41 million in 2013).

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are set out below:

(Canadian $ in millions)	Term to maturity					2014	2013
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	936,985	723,847	675,787	287,458	51,600	2,675,677	2,224,786
Forward rate agreements, futures and options	457,542	105,482	4,594	4,113	269	572,000	584,930
Total interest rate contracts	1,394,527	829,329	680,381	291,571	51,869	3,247,677	2,809,716
Foreign Exchange Contracts
Cross-currency swaps	11,576	20,275	9,157	6,729	3,879	51,616	44,834
Cross-currency interest rate swaps	64,208	90,727	60,197	51,834	12,153	279,119	255,337
Forward foreign exchange contracts, futures and options	361,285	6,298	795	55	14	368,447	291,905
Total foreign exchange contracts	437,069	117,300	70,149	58,618	16,046	699,182	592,076
Commodity Contracts
Swaps	8,725	4,203	383	247	1	13,559	15,122
Futures and options	22,109	26,258	1,932	194	17	50,510	54,341
Total commodity contracts	30,834	30,461	2,315	441	18	64,069	69,463
Equity Contracts	47,116	6,134	1,579	7	1,180	56,016	45,211
Credit Contracts	1,553	13,267	3,922	1,895	147	20,784	22,123
Total notional amount	1,911,099	996,491	758,346	352,532	69,260	4,087,728	3,538,589

152	BMO Financial Group 197th Annual Report 2014

Note 11: Premises and Equipment

We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Gains and losses on disposal are included in non-interest expense, premises and equipment in our Consolidated Statement of Income.

Amortization methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At least annually, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2014 and 2013.

When major components of buildings have different useful lives, they are accounted for separately and amortized over each component’s useful life.

Amortization expense for the years ended October 31, 2014, 2013 and 2012 amounted to $365 million, $348 million and $351 million, respectively.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term and our premises leases have various renewal options and rights. Our total contractual rental commitments as at October 31, 2014 were $1,857 million. The commitments for each of the next five years and thereafter are $308 million for 2015, $281 million for 2016, $247 million for 2017, $208 million for 2018, $175 million for 2019 and $638 million thereafter. Included in these amounts are the commitments related to 834 leased branch locations as at October 31, 2014.

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2014, 2013 and 2012 was $431 million, $434 million and $418 million, respectively.

(Canadian $ in millions)						2014						2013
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost
Balance at beginning of year	297	1,680	1,531	770	1,045	5,323	291	1,554	1,374	764	961	4,944
Additions	(1)	106	189	29	106	429	8	118	219	50	80	475
Disposals (1)	(16)	(44)	(188)	(22)	(7)	(277)	(4)	(34)	(71)	(63)	(7)	(179)
Additions from acquisitions (2)	–	–	3	2	4	9	–	–	–	–	–	–
Foreign exchange and other	20	60	36	26	34	176	2	42	9	19	11	83
Balance at end of year	300	1,802	1,571	805	1,182	5,660	297	1,680	1,531	770	1,045	5,323
Accumulated Depreciation and Impairment
Balance at beginning of year	–	900	1,104	508	643	3,155	–	815	1,007	470	558	2,850
Disposals (1)	–	(28)	(175)	(19)	(5)	(227)	–	(5)	(48)	(23)	(4)	(80)
Amortization	–	34	149	60	122	365	–	33	135	58	122	348
Foreign exchange and other	–	73	30	5	(17)	91	–	57	10	3	(33)	37
Balance at end of year	–	979	1,108	554	743	3,384	–	900	1,104	508	643	3,155
Net carrying value	300	823	463	251	439	2,276	297	780	427	262	402	2,168

(1)	Includes fully depreciated assets written off.
(2)	Premises and equipment are recorded at their fair values at the date of acquisition.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Note 12: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

F&C Asset Management plc (“F&C”)

On May 7, 2014, we completed the acquisition of all the issued and outstanding share capital of F&C Asset Management plc, an investment manager based in the United Kingdom, for cash consideration of £712 million.

The acquisition was accounted for as a business combination. The results of the acquired business are included in our Wealth Management reporting segment.

As part of the acquisition, we acquired intangible assets comprised primarily of fund management contracts and customer relationships, including $178 million of intangible assets that have an indefinite life and $313 million that are being amortized over 2 to 10 years, primarily on a straight-line basis. This acquisition strengthens our position as a globally significant money manager, enhances our asset management platform capabilities and provides opportunities to service wealth markets in the United Kingdom and the rest of Europe. Goodwill of $1,268 million related to this acquisition was recorded and is not deductible for tax purposes.

As part of the acquisition of F&C, we acquired a subsidiary of F&C, F&C REIT LLP, that is 30% owned by three other partners. We have

BMO Financial Group 197th Annual Report 2014	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recorded the ownership interests of the partners in F&C REIT LLP as non-controlling interest in our Consolidated Balance Sheet based on the non-controlling partners’ proportionate share of the net assets of F&C REIT LLP.

F&C contributed approximately 5% to Wealth Management’s revenues and expenses for the year. Included in non-interest expense in our Consolidated Statement of Income are acquisition costs of $16 million for the year ended October 31, 2014.

Aver Media LP (“Aver”)

On April 1, 2013, we completed the acquisition of the assets of Aver Media LP, a private Canadian-based film and TV media lending company, for cash consideration of $260 million, subject to a post-closing adjustment based on net assets, plus contingent consideration of approximately $10 million to be paid over eighteen months after the acquisition date. During the year ended October 31, 2014, we paid $9 million of the contingent consideration plus accrued interest. Acquisition-related costs of $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income for the year ended October 31, 2013. This acquisition is predominantly of the Aver loan portfolio which provides us with additional opportunities to grow our commercial loan business by expanding our presence in the film and television production industry. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 10 years. Aver is part of our Canadian P&C reporting segment. The acquisition was accounted for as a business combination.

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, we completed the acquisition of an Asian-based wealth management business for cash consideration of $33 million. During the year ended October 31, 2013, the purchase price increased to $34 million due to a post-closing adjustment based upon working capital. Acquisition costs of $4 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. AWMB is part of our Wealth Management reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2014		2013
	F&C	Aver	AWMB
Cash resources	338	–	434
Loans	–	232	310
Premises and equipment	9	–	1
Goodwill	1,268	20	17
Intangible assets	491	16	17
Other assets	293	3	2
Total assets	2,399	271	781
Deposits	–	–	746
Other liabilities	1,083	1	1
Total liabilities	1,083	1	747
Non-controlling interests	22	–	–
Purchase price	1,294	270	34

     The allocation of the purchase price for F&C is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 13: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.

Fair value less costs to sell was the measurement we used to perform the impairment test for goodwill in 2014 and 2013. We determined the fair value less costs to sell for each group of cash generating units (“CGU”) by discounting cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond the first 10 years, cash flows were assumed to grow at perpetual annual rates of up to 3%, a rate that is consistent with long-

term nominal GDP growth. The discount rates we applied in determining the recoverable amounts ranged from 6.9% to 12.8% (7.8% to 18.1% in 2013), and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2014 and 2013.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause recoverable amounts to decline below carrying amounts.

154	BMO Financial Group 197th Annual Report 2014

A continuity of our goodwill by group of CGUs for the years ended October 31, 2014 and 2013 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking			Wealth Management			BMO Capital Markets		Corporate Services	Total
	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management (7)		Insurance		Total			Technology and Operations
Balance – October 31, 2012	48		2,594		2,642	806		2		808	194		–	3,644
Acquisitions during the year	20		–		20	17		–		17	–		–	37
Other (1)	1		108		109	24		–		24	5		–	138
Balance – October 31, 2013	69		2,702		2,771	847	(4)	2		849	199		–	3,819
Acquisitions during the year	–		–		–	1,268		–		1,268	–		–	1,268
Other (1)	(1)		220		219	35		–		35	12		–	266
Balance – October 31, 2014	68	(2)	2,922	(3)	2,990	2,150	(4)	2	(5)	2,152	211	(6)	–	5,353

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club and Aver Media LP. On November 1, 2013, we adopted IFRS 11. Goodwill of $73 million related to our joint venture is now included in the equity investment balance in other equity securities.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, Lloyd George Management, M&I, Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC Consulting LLC, AWMB and F&C Asset Management plc.
(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Inc., Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities L.L.C. and M&I.
(7)	During the current year, the grouping of cash generating units disclosed within our Wealth Management operating group was aligned with how we manage our business. Prior periods have been restated to reflect this change.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost less accumulated amortization. The following table presents the change in the balance of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Cost as at October 31, 2012	348	723	150	538	1,485	156	29	3,429
Additions/disposals/other	10	–	(3)	2	104	85	–	198
Acquisitions	23	–	–	–	–	–	–	23
Foreign exchange	8	31	7	4	17	2	–	69
Cost as at October 31, 2013	389	754	154	544	1,606	243	29	3,719
Additions/disposals/other	–	–	–	24	286	69	–	379
Acquisitions	171	–	–	–	17	–	303	491
Foreign exchange	66	61	13	(28)	24	4	(1)	139
Cost as at October 31, 2014	626	815	167	540	1,933	316	331	4,728

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

The following table presents the accumulated amortization of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization at October 31, 2012	77	305	148	484	849	–	28	1,891
Disposals/other	1	–	(5)	(27)	(40)	–	(2)	(73)
Amortization	42	76	3	29	194	–	2	346
Foreign exchange	4	16	6	3	15	–	–	44
Accumulated amortization at October 31, 2013	124	397	152	489	1,018	–	28	2,208
Disposals/other	–	–	–	–	–	–	–	–
Amortization	61	69	2	20	221	–	9	382
Foreign exchange	44	40	12	(29)	11	–	8	86
Accumulated amortization at October 31, 2014	229	506	166	480	1,250	–	45	2,676

Carrying value at October 31, 2014	397	309	1	60	683	316	286	2,052
Carrying value at October 31, 2013	265	357	2	55	588	243	1	1,511

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $178 million in intangible assets with indefinite lives that were acquired as part of the F&C acquisition.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test finite life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

There were write-downs of intangible assets of $1 million in the year ended October 31, 2014 ($nil in 2013).

BMO Financial Group 197th Annual Report 2014	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Other Assets

(Canadian $ in millions)	2014	2013
Accounts receivable, prepaid expenses and other items	6,104	5,681
Accrued interest receivable	879	753
Due from clients, dealers and brokers	542	503
Insurance-related assets (1)	445	566
Pension asset (Note 24)	261	192
Total	8,231	7,695
(1)	Includes reinsurance assets related to our life insurance business in the amount of $215 million as at October 31, 2014 ($383 million in 2013).

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies – see Note 1.

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Deposits by:
Banks	997	679	993	928	2,412	4,076	13,841	14,908	18,243	20,591
Businesses and governments	14,958	13,947	28,001	23,535	57,165	54,178	139,015	130,686	239,139	222,346
Individuals	2,524	2,579	12,900	11,448	75,529	69,853	44,753	41,552	135,706	125,432
Total (1) (2)	18,479	17,205	41,894	35,911	135,106	128,107	197,609	187,146	393,088	368,369
Booked in:
Canada	16,753	15,440	28,832	25,601	77,232	76,414	111,193	109,574	234,010	227,029
United States	1,191	1,153	12,972	10,211	57,314	51,262	66,664	59,800	138,141	122,426
Other countries	535	612	90	99	560	431	19,752	17,772	20,937	18,914
Total	18,479	17,205	41,894	35,911	135,106	128,107	197,609	187,146	393,088	368,369
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at October 31, 2014 and 2013, total deposits payable on a fixed date included $18,183 million and $19,496 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. Included in deposits as at October 31, 2014 and
2013 are $191,155 million and $176,235 million, respectively, of deposits denominated in U.S. dollars, and $8,204 million and $4,822 million, respectively, of deposits denominated in other foreign currencies.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Deposits

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2014, we had borrowed $651 million of federal funds ($181 million in 2013).

•	Commercial paper, which totalled $4,294 million as at October 31, 2014 ($4,753 million in 2013).
•	Covered bonds, which totalled $7,683 million as at October 31, 2014 ($7,964 million in 2013).

On May 7, 2014 we issued €1.0 billion of 1.0% Covered Bonds under our Global Registered Covered Bond Program. The issue, Series CBL1, is due May 7, 2019. During the years ended October 31, 2014 and 2013, Covered Bond Series 4, US$2.0 billion 1.3% and Covered Bond Series 1 €1.0 billion 4.25% matured, respectively.

The following table presents the maturity schedule for our deposits payable on a fixed date:

Payable on a fixed date (1) (Canadian $ in millions)	2014	2013
Within 1 year	124,782	114,079
1 to 2 years	22,733	21,211
2 to 3 years	23,491	21,471
3 to 4 years	8,379	11,468
4 to 5 years	8,498	9,179
Over 5 years	9,726	9,738
Total	197,609	187,146
(1)	Includes $174,612 million of deposits, each greater than one hundred thousand dollars, of which $92,668 million were booked in Canada, $62,193 million were booked in the United States and $19,751 million were booked in other countries ($161,942 million, $89,378 million, $54,791 million and $17,773 million, respectively, in 2013). Of the $92,668 million of deposits booked in Canada, $27,304 million mature in less than three months, $7,465 million mature in three to six months, $11,565 million mature in six to 12 months and $46,334 million mature after 12 months ($89,378 million, $31,304 million, $4,079 million, $6,861 million and $47,134 million, respectively, in 2013). We have unencumbered liquid assets of $170,981 million to support these and other deposit liabilities ($160,635 million in 2013).

156	BMO Financial Group 197th Annual Report 2014

The following table presents the average deposit balances and average rates of interest paid during 2014 and 2013:

	Average balances		Average rate paid (%)
(Canadian $ in millions)	2014	2013	2014	2013
Deposits Booked in Canada
Demand deposits – interest bearing	16,469	16,050	0.45	0.47
Demand deposits – non-interest bearing	26,702	24,400	–	–
Payable after notice	76,903	71,820	0.70	0.67
Payable on a fixed date	118,094	100,118	1.44	1.63
Total deposits booked in Canada	238,168	212,388	0.97	1.03
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	8,195	9,308	0.28	0.35
Governments and institutions in the United States and other countries	12,095	9,283	0.36	0.42
Other demand deposits	12,744	9,305	0.02	0.03
Other deposits payable after notice or on a fixed date	127,389	117,446	0.38	0.39
Total deposits booked in the United States and other countries	160,423	145,342	0.35	0.36
Total average deposits	398,591	357,730	0.72	0.76

As at October 31, 2014 and 2013, deposits by foreign depositors in our Canadian bank offices amounted to $30,622 million and $19,248 million, respectively.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

A portion of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease in non-interest revenue, trading revenues of $6 million for the year ended October 31, 2014 (increase of $5 million in 2013). This includes a decrease of $41 million attributable to changes in our credit spread (decrease of $53 million in 2013). We hold derivatives and other financial instrument contracts to partially hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since the notes were designated at fair value through profit or loss to October 31, 2014 was an unrealized loss of approximately $76 million. We may enter into positions to manage the exposure to changes in our credit spread.

The fair value and notional amount due at contractual maturity of these notes as at October 31, 2014 were $7,639 million and $7,733 million, respectively ($5,928 million and $6,028 million, respectively, in 2013).

Note 16: Other Liabilities

(Canadian $ in millions)	2014	2013
Acceptances	10,878	8,472
Securities sold but not yet purchased	27,348	22,446
Securities lent or sold under repurchase agreements	39,695	28,884
	77,921	59,802

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in other assets or other liabilities, respectively. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded in Securities sold but not yet purchased.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

Other Liabilities

The components of the other liabilities balance were as follows:

(Canadian $ in millions)	2014	2013
Securitization and SE liabilities	22,465	22,361
Accounts payable, accrued expenses and other items	7,713	7,587
Accrued interest payable	1,050	877
Liabilities of subsidiaries, other than deposits	3,775	3,054
Insurance-related liabilities	6,827	6,115
Pension liability (Note 24)	229	106
Other employee future benefits liability (Note 24)	1,204	1,079
Total	43,263	41,179

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Liabilities related to the notes issued by our credit protection vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring these note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at October 31, 2014 of $139 million ($505 million in 2013) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in an increase of $0.4 million in non-interest revenue, trading revenues for the year ended October 31, 2014 (decrease of $24 million in 2013).

BMO Financial Group 197th Annual Report 2014	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We designate the obligations related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at October 31, 2014 of $407 million ($329 million in 2013) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $37 million in non-interest revenue, insurance income for the year ended October 31, 2014 (increase of $7 million in 2013). Changes in the fair value of investments supporting these annuity liabilities are also recorded in non-interest revenue, insurance income.

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The Actuarial Standards Board (“ASB”) made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes, which took effect on October 15, 2014, resulted in an ultimate reinvestment rate of 3.3%, introduced credit spreads based on underlying investment mix and provided limits on the benefit of non-fixed income investments. The impact resulted in a decrease in our insurance-related liabilities with little to no increase in our reported sensitivity to changes in interest rates. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities.

A reconciliation of the change in insurance-related liabilities is as follows:

(Canadian $ in millions)	2014	2013
Insurance-related liabilities, beginning of year	6,115	6,040
Increase (decrease) in life insurance policy benefit liabilities from:
New business	476	324
In-force policies	346	(55)
Changes in actuarial assumptions and methodology	(291)	(201)
Foreign currency	2	1
Net increase in life insurance policy benefit liabilities	533	69
Change in other insurance-related liabilities	179	6
Insurance-related liabilities, end of year	6,827	6,115

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance assets related to our life insurance business are included in other assets, insurance-related assets. Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31, 2014, 2013 and 2012 are shown in the table below.

(Canadian $ in millions)	2014	2013	2012
Direct premium income	1,850	1,567	1,357
Ceded premiums	(450)	(434)	(410)
	1,400	1,133	947

Note 17: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our Basel III regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).

On September 19, 2014, we issued $1.0 billion of 3.12% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series H Medium-Term Notes, Tranche 1, is due September 19,

2024. The notes reset to a floating rate on September 19, 2019. The notes include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI publicly announces that the bank is or is about to become non-viable or a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection to avoid non-viability.

During the year ended October 31, 2013, we did not issue any subordinated debt. During the years ended October 31, 2014 and 2013, we did not redeem any of our subordinated debt.

158	BMO Financial Group 197th Annual Report 2014

The term to maturity and repayments of our subordinated debt required over the next two years and thereafter are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2014 Total (8)	2013 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150
Series C Medium-Term Notes
Tranche 2	500	April 2020	4.87	April 2015 (2)	500	500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700	700
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (4)	900	900
Series G Medium-Term Notes
Tranche 1	1,500	July 2021	3.98	July 2016 (5)	1,500	1,500
Series H Medium-Term Notes
Tranche 1	1,000	September 2024	3.12	September 2019 (6)	1,000	–
Total (7)					4,850	3,850

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.
(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.
(4)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.
(5)	Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the three-month Canadian Dealer Offered Rate (“CDOR”) plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at par commencing July 8, 2016.
(6)	Interest on this issue is payable semi-annually at a fixed rate of 3.12% until September 19, 2019, and at a floating rate equal to the three-month CDOR plus 1.08%, paid quarterly, thereafter to maturity. This issue is redeemable at par commencing September 19, 2019.
(7)	Certain subordinated debt amounts include fair value hedge adjustments that increased their carrying value as at October 31, 2014 by $63 million ($146 million in 2013); see Note 10 for further details. Subordinated debt that we repurchase is excluded from the carrying value.
(8)	All of our subordinated debt has a remaining term to maturity of two years or more.

Please refer to the offering circular related to each of the above issues for further details on Canada Yield Price calculations and the definition of CDOR.

Note 18: Capital Trust Securities

We issue BMO Capital Trust Securities (“BMO BOaTS”) through our subsidiary BMO Capital Trust (the “Trust”). The proceeds of BMO BOaTS are used for general corporate purposes. We consolidate the Trust, and the BMO BOaTS are reported in our Consolidated Balance Sheet as non-controlling interest in subsidiaries. During the years ended October 31, 2014 and 2013 we did not issue any BMO BOaTS.

Holders of the BMO BOaTS are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares or, if no preferred shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

		Distribution per BOaTS (1)		Redemption date	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates			At the option of the Trust	2014	2013
BMO BOaTS
Series D	June 30, December 31	27.37	(2)	December 31, 2009	600	600
Series E	June 30, December 31	23.17	(3)	December 31, 2010	450	450
					1,050	1,050

(1)	Distribution paid on each trust security that has a par value of $1,000.
(2)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(3)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

Redemption by the Trust

On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trust may redeem the securities in whole without the consent of the holders.

On November 28, 2014, we announced our intention to redeem all of our BMO BOaTS Series D on December 31, 2014.

During the years ended October 31, 2014 and 2013, we did not redeem any of our BMO BOaTS.

Conversion by the Holders

BMO BOaTS Series D and E cannot be converted at the option of the holders.

Automatic Exchange

The BMO BOaTS Series D and E will each be automatically exchanged for 40 Class B non-cumulative preferred shares of the bank, Series 11 and 12, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of the bank, a regulatory requirement to increase capital or violations of regulatory capital requirements.

BMO Financial Group 197th Annual Report 2014	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also hold derivative instruments, such as interest rate swaps and interest rate options, with values that are sensitive to changes in interest rates. To the extent that we hold assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity entails numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31, 2014 and 2013. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management strategies.

The assumptions for the years ended October 31, 2014 and 2013 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2014 and 2013.

Interest Rate Gap Position

(Canadian $ in millions, except as noted)
As at October 31	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Assets
Cash and cash equivalents	27,328	532	134	27,994	1.21	1,377	1.02	(27)	–	(958)	28,386
Interest bearing deposits with banks	6,110	–	–	6,110	0.78	–	–	–	–	–	6,110
Securities	104,642	1,033	2,636	108,311	1.45	23,217	2.23	10,726	3.94	1,065	143,319
Securities borrowed or purchased under resale agreements	49,530	2,272	1,619	53,421	1.72	134	–	–	–	–	53,555
Loans	166,542	13,033	21,899	201,474	3.31	85,621	4.06	5,065	4.56	10,878	303,038
Other assets	33,896	468	1,021	35,385	na	8,511	na	351	na	10,004	54,251
Total assets	388,048	17,338	27,309	432,695		118,860		16,115	–	20,989	588,659
Liabilities and Equity
Deposits	215,909	21,861	20,729	258,499	0.73	119,737	1.10	14,852	2.23	–	393,088
Securities sold but not yet purchased	27,348	–	–	27,348	1.48	–	–	–	–	–	27,348
Securities lent or sold under repurchase agreements	39,695	–	–	39,695	0.68	–	–	–	–	–	39,695
Other liabilities	46,873	1,899	2,175	50,947	na	15,615	na	9,603	na	12,046	88,211
Subordinated debt, capital trust securities and preferred share liability	63	500	–	563	–	4,200	–	150	–	–	4,913
Total equity	767	400	–	1,167	–	2,647	–	300	–	31,290	35,404
Total liabilities and shareholders’ equity	330,655	24,660	22,904	378,219		142,199		24,905		43,336	588,659
Asset/liability gap position	57,393	(7,322)	4,405	54,476		(23,339)		(8,790)		(22,347)	–
Notional amounts of derivatives	(51,285)	(2,183)	1,687	(51,781)		44,786		6,995		–	–
Total interest rate gap position – 2014
Canadian dollar	3,934	(5,433)	6,672	5,173		16,048		2,082		(23,303)	–
Foreign currency	2,174	(4,072)	(580)	(2,478)		5,399		(3,877)		956	–
Total Gap	6,108	(9,505)	6,092	2,695	–	21,447	–	(1,795)	–	(22,347)	–
Total interest rate gap position – 2013
Canadian dollar	3,165	(3,706)	4,876	4,335		15,636		1,442		(21,413)	–
Foreign currency	(2,189)	940	507	(742)		15		(325)		1,052	–
Total Gap	976	(2,766)	5,383	3,593	–	15,651	–	1,117	–	(20,361)	–

na - not applicable

160	BMO Financial Group 197th Annual Report 2014

Note 20: Equity

Share Capital

(Canadian $ in millions, except as noted)			2014			2013			2012
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 5 (1)	–	–	–	–	–	0.33	8,000,000	200	1.33
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	6,267,391	157	0.85	6,267,391	157	1.19	12,000,000	300	1.30
Class B – Series 17	5,732,609	143	0.64	5,732,609	143	0.17	–	–	–
Class B – Series 18 (2)	–	–	0.41	6,000,000	150	1.63	6,000,000	150	1.63
Class B – Series 21 (3)	–	–	0.81	11,000,000	275	1.63	11,000,000	275	1.63
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	1.35	16,000,000	400	1.35
Class B – Series 25	11,600,000	290	0.98	11,600,000	290	0.98	11,600,000	290	0.98
Class B – Series 27	20,000,000	500	0.59	–	–	–	–	–	–
Class B – Series 29	16,000,000	400	0.46	–	–	–	–	–	–
Class B – Series 31	12,000,000	300	0.31	–	–	–	–	–	–
		3,040			2,265			2,465
Common Shares
Balance at beginning of year	644,129,945	12,003		650,729,644	11,957		638,999,563	11,332
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	2,786,997	223		2,069,269	130		9,738,842	543
Issued/cancelled under the Stock Option Plan and other stock-based compensation plans (Note 23)	2,133,107	131		2,068,132	116		1,763,389	80
Issued on the exchange of shares of a subsidiary corporation	–	–		–	–		227,850	2
Repurchased for cancellation	–	–		(10,737,100)	(200)		–	–
Balance at End of Year	649,050,049	12,357	3.08	644,129,945	12,003	2.94	650,729,644	11,957	2.82
Share Capital		15,397			14,268			14,422

(1)	During the year ended October 31, 2013, we redeemed all of our Class B – Series 5 Preferred shares. Dividends declared for the year ended October 31, 2013 were $0.33 per share and 8,000,000 shares were outstanding at the time of dividend declaration.
(2)	During the year ended October 31, 2014, we redeemed all of our Class B – Series 18 Preferred shares. Dividends declared for the year ended October 31, 2014 were $0.41 per share and 6,000,000 shares were outstanding at the time of the dividend declaration.
(3)	During the year ended October 31, 2014, we redeemed all of our Class B – Series 21 Preferred shares. Dividends declared for the year ended October 31, 2014 were $0.81 per share and 11,000,000 shares were outstanding at the time of the dividend declaration.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.

On April 23, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million.

On June 6, 2014, we issued 16 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 29, at a price of $25.00 cash per share, for gross proceeds of $400 million.

On July 30, 2014, we issued 12 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 31, at a price of $25.00 cash per share, for gross proceeds of $300 million.

During the year ended October 31, 2014 we redeemed all of our Non-cumulative Class B Preferred shares, Series 18, and our Non-cumulative Class B Preferred shares, Series 21, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the dates fixed for redemption.

During the year ended October 31, 2013 we redeemed all of our Non-Cumulative Class B Preferred Shares Series 5 at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

During the year ended October 31, 2012, we redeemed all of our U.S. dollar-denominated Non-cumulative Class B Preferred shares, Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to foreign exchange upon redemption of these preferred shares.

BMO Financial Group 197th Annual Report 2014	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Preferred Share Rights and Privileges

(Canadian $, except as noted)
	Redemption amount	Quarterly non- cumulative dividend (1)		Reset premiums	Date redeemable / convertible		Convertible to
Class B – Series 13	25.00	$0.28125			Current	(2)		na
Class B – Series 14	25.00	$0.328125			Current	(2)		na
Class B – Series 15	25.00	$0.3625			Current	(2)		na
Class B – Series 16	25.00	$0.211875	(3)	1.65%	August 25, 2018	(4)(5)(6)	Class B – Series 17	(7)
Class B – Series 17	25.00	Floating	(8)	1.65%	August 25, 2018	(4)(5)(6)	Class B – Series 16	(7)
Class B – Series 23	25.00	$0.3375	(3)	2.41%	February 25, 2015	(5)(6)	Class B – Series 24	(7)
Class B – Series 25	25.00	$0.24375	(3)	1.15%	August 25, 2016	(5)(6)	Class B – Series 26	(7)
Class B – Series 27	25.00	$0.2500	(3)	2.33%	May 25, 2019	(5)(6)	Class B – Series 28	(7)
Class B – Series 29	25.00	$0.24375	(3)	2.24%	August 25, 2019	(5)(6)	Class B – Series 30	(7)
Class B – Series 31	25.00	$0.2375	(3)	2.22%	November 25, 2019	(5)(6)	Class B – Series 32	(7)

(1)	Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors.
(2)	Subject to a redemption premium if redeemed prior to February 25, 2016 – Series 13; November 25, 2016 – Series 14; and May 25, 2017 – Series 15.
(3)	The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as and when declared to the 3-month Government of Canada treasury bill yield plus the reset premium noted.
(4)	On July 22, 2013, we announced that we did not intend to exercise our right to redeem the Non-cumulative 5-Year Rate Reset Class B Preferred shares, Series 16 on the initial redemption date. As a result, subject to certain conditions, the holders of Series 16 Preferred shares had the right, at their option, to elect to convert all or part of their Series 16 Preferred shares on a one-for-one basis into Non-cumulative Floating Rate Class B Preferred Shares, Series 17, effective August 26, 2013.
(5)	Redeemable on the date noted and every five years thereafter.
(6)	Convertible on the date convertible noted above and every five years thereafter if not redeemed. Series 17, 24, 26, 28, 30 and 32 are floating rate preferred shares.
(7)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(8)	Floating rate set as and when declared at the 3-month Government of Canada treasury bill yield plus reset premium of 1.65%.

na – not applicable

Non-Viability Contingent Capital

Class B – Series 27, Class B – Series 29 and Class B – Series 31 Preferred share issues include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI publicly announces that the bank is or is about to become non-viable or a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection to avoid non-viability.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.

During the year ended October 31, 2014, we issued 4,920,104 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options (4,137,401 in 2013).

Normal Course Issuer Bid

On February 1, 2014, we renewed our normal course issuer bid, effective for one year. Under this normal course issuer bid, we may repurchase for cancellation up to 15,000,000 of our common shares. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will periodically consult with OSFI before making purchases under the bid.

Our previous normal course issuer bid, which allowed us to repurchase for cancellation up to 15,000,000 of our common shares, expired on January 31, 2014. During the year ended October 31, 2014, we did not make any repurchases under the normal course issuer bid. During the year ended October 31, 2013, we repurchased 10,737,100 of our common shares at an average cost of $62.89 per share.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if either BMO Capital Trust, our subsidiary, or BMO Capital Trust II, an unconsolidated structured entity, (collectively, the “Trusts”), fails to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following such Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless such Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a dividend reinvestment and share purchase plan (“DRIP”) for our shareholders. Participation in the plan is optional. Under the terms of the DRIP, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

We may issue these common shares at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. Commencing with the dividend paid in the fourth quarter of 2013 and continuing through the dividend paid in the second quarter of 2014, common shares to supply the DRIP were purchased on the open market. For the dividend paid in the third quarter of 2014, common shares to supply the DRIP were issued from treasury without discount. For the dividend paid in the fourth quarter of 2014, common shares to supply the DRIP were issued from treasury with a 2% discount from the then-current market price.

During the year ended October 31, 2014, we issued a total of 2,786,997 common shares from treasury (2,069,269 in 2013) and purchased 1,276,088 common shares in the open market (700,362 in 2013) under the DRIP.

Potential Share Issuances

As at October 31, 2014, we had reserved 6,533,403 common shares (9,320,400 in 2013) for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan. We have also reserved 13,337,765 common shares (15,801,966 in 2013) for the potential exercise of stock options, as further described in Note 23.

162	BMO Financial Group 197th Annual Report 2014

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Non-Controlling Interest

Included in non-controlling interest in subsidiaries as at October 31, 2014 were capital trust securities including accrued interest totalling $1,063 million ($1,068 million in 2013) related to non-controlling interest in subsidiaries and formed part of our Tier 1 regulatory capital, as further described in Note 18. During 2013, we redeemed the US$250 million, 7.375% preferred shares issued by Harris Preferred Capital Corporation, a U.S. subsidiary. Non-controlling interest in other subsidiaries was $22 million at October 31, 2014 resulting from our F&C acquisition.

Note 21: Offsetting of Financial Assets and Financial Liabilities

The following table presents the amounts that have been offset in our Consolidated Balance Sheet, as well as those amounts that are subject to enforceable master netting arrangements or similar agreements but do not qualify for netting. Amounts offset in the Consolidated Balance Sheet include securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments. Amounts not offset in the Consolidated Balance Sheet relate to transactions where a master netting arrangement or similar agreement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or where the offset criteria are otherwise not met.

(Canadian $ in millions)	2014
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet
				Impact of master netting agreements	Financial instruments received/ pledged as collateral	Cash collateral	Net amount
Financial Assets
Securities borrowed or purchased under resale agreements	57,119	3,564	53,555	10,004	41,042	–	2,509
Derivative instruments	38,338	5,683	32,655	24,398	1,676	825	5,756
	95,457	9,247	86,210	34,402	42,718	825	8,265
Financial Liabilities
Derivative instruments	39,340	5,683	33,657	24,398	3,048	323	5,888
Securities lent or sold under repurchase agreements	43,259	3,564	39,695	10,004	28,868	–	823
	82,599	9,247	73,352	34,402	31,916	323	6,711

(Canadian $ in millions)	2013
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet
				Impact of master netting agreements	Financial instruments received/ pledged as collateral	Cash collateral	Net amount
Financial Assets
Securities borrowed or purchased under resale agreements	41,587	1,788	39,799	12,170	22,941	–	4,688
Derivative instruments	33,745	3,486	30,259	24,459	1,208	823	3,769
	75,332	5,274	70,058	36,629	24,149	823	8,457
Financial Liabilities
Derivative instruments	35,460	3,486	31,974	24,459	2,007	1,301	4,207
Securities lent or sold under repurchase agreements	30,672	1,788	28,884	12,170	15,820	–	894
	66,132	5,274	60,858	36,629	17,827	1,301	5,101

Note 22: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, targets and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain a cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel III basis.

Adjusted common shareholders’ equity, known as Common Equity Tier 1 capital under Basel III, is the most permanent form of capital. It is comprised of common shareholders’ equity less deductions for goodwill, intangible assets and certain other items under Basel III. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments net of Tier 1 capital deductions. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the collective allowance for credit losses, net of certain Tier 2 capital deductions. Details of the components of our capital position are presented in Notes 13, 16, 17, 18 and 20.

BMO Financial Group 197th Annual Report 2014	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our Common Equity Tier 1 Capital Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary regulatory capital measures.

•	The Common Equity Tier 1 Capital Ratio is defined as common shareholders’ equity, net of capital adjustments, divided by Common Equity Tier 1 capital risk-weighted assets.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by Tier 1 capital risk-weighted assets.
•	The Total Capital Ratio is defined as Total capital divided by Total capital risk-weighted assets.
•

The Assets-to-Capital Multiple is calculated by dividing total assets and specified off-balance sheet items, net of other specified deductions, by Total capital calculated on a Basel III transitional basis.

Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	Basel III 2014	Basel III 2013

Common Equity Tier 1 Capital	22,421	21,227
Tier 1 Capital	26,602	24,599
Total Capital	31,927	29,500
Common Equity Tier 1 Capital Risk-Weighted Assets	222,092	215,094
Tier 1 Capital Risk-Weighted Assets	222,428	215,094
Total Capital Risk-Weighted Assets	222,931	215,094
Common Equity Tier 1 Capital Ratio	10.1%	9.9%
Tier 1 Capital Ratio	12.0%	11.4%
Total Capital Ratio	14.3%	13.7%
Assets-to-Capital Multiple	16.1	15.6

All 2014 and 2013 balances above are on a Basel III “all-in” basis.

We have met OSFI’s stated minimum capital ratio requirements as at October 31, 2014.

Note 23: Employee Compensation – Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in tranches over a four-year period starting from their grant date. Each tranche (i.e. the portion that vests each year) is treated as a separate award with a different vesting period. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Amounts related to stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2014		2013		2012
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	14,968,711	78.17	15,801,966	79.96	16,989,499	84.28
Granted	1,618,223	68.60	2,003,446	60.11	2,526,345	56.00
Exercised	2,133,107	53.66	2,069,588	47.95	1,766,318	40.17
Forfeited/cancelled	88,965	79.77	5,558	56.35	54,565	40.77
Expired	1,027,097	139.34	761,555	150.78	1,892,995	126.62
Outstanding at end of year	13,337,765	76.21	14,968,711	78.17	15,801,966	79.96
Exercisable at end of year	6,607,237	90.85	7,283,321	98.79	7,900,710	103.87
Available for grant	4,222,722		5,201,062		6,879,964
Outstanding stock options as a percentage of outstanding shares	2.06%		2.32%		2.43%

Employee compensation expense related to this plan for the years ended October 31, 2014, 2013 and 2012 was $11 million, $14 million and $17 million before tax, respectively ($11 million, $13 million and $16 million after tax, respectively).

The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2014, 2013 and 2012 was $279 million, $215 million and $79 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2014, 2013 and 2012 was $145 million, $107 million and $47 million, respectively.

Options outstanding and exercisable at October 31, 2014 and 2013 by range of exercise price were as follows:

(Canadian $, except as noted)						2014						2013
		Options outstanding			Options exercisable			Options outstanding			Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	718,299	4.1	34.13	718,299	4.1	34.13	1,044,175	5.1	34.12	1,044,175	5.1	34.12
$40.01 to $50.00	208,437	4.6	42.36	208,437	4.6	42.36	262,959	5.6	42.44	262,959	5.6	42.44
$50.01 to $60.00	5,087,750	5.7	56.05	3,000,262	6.0	55.73	6,934,041	6.0	55.78	2,845,945	6.1	55.57
$60.01 to $70.00	5,956,232	6.0	63.89	1,313,192	4.1	62.71	4,886,738	5.6	62.28	1,289,444	3.2	63.94
$70.01 and over (1)	1,367,047	2.6	232.14	1,367,047	2.6	232.14	1,840,798	3.1	234.78	1,840,798	3.1	234.78

(1) Issued as part of the acquisition of M&I.

164	BMO Financial Group 197th Annual Report 2014

The following table summarizes non-vested stock option activity for the years ended October 31, 2014 and 2013:

(Canadian $, except as noted)		2014		2013
	Number of stock options	Weighted- average grant date fair value	Number of stock options	Weighted- average grant date fair value
Non-vested at beginning of year	7,685,390	7.18	7,901,256	7.77
Granted	1,618,223	6.36	2,003,446	5.29
Vested	1,971,073	7.56	1,974,580	7.64
Expired	559,841	8.83	240,824	7.22
Forfeited/cancelled	42,171	6.49	3,908	5.99
Non-vested at end of year	6,730,528	6.74	7,685,390	7.18

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2014	2013	2012
Unrecognized compensation cost for non-vested stock option awards	5	6	9
Weighted-average period over which it will be recognized (in years)	2.7	2.1	2.3
Total intrinsic value of stock options exercised	49	35	31
Cash proceeds from stock options exercised	115	99	71
Actual tax benefits realized on stock options exercised	1	–	4
Weighted-average share price for stock options exercised	76.6	64.8	57.8

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2014, 2013 and 2012 was $6.36, $5.29 and $5.54, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used for each option pricing assumption:

	2014	2013	2012
Expected dividend yield	5.0%	6.0% – 6.2%	6.8% – 7.2%
Expected share price volatility	16.40%	18.1% – 18.6%	21.3% – 22.3%
Risk-free rate of return	2.5% – 2.6%	1.7% – 1.9%	1.5% – 1.8%
Expected period until exercise (in years)	6.5 – 7.0	5.5 – 7.0	5.5 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2014, 2013 and 2012 was $68.60, $60.11 and $56.00, respectively.

Stock-Based Compensation

Share Purchase Plan

We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to this plan for the years ended October 31, 2014, 2013 and 2012 was $50 million, $50 million and $48 million, respectively. There were 18.7 million, 19.3 million and 19.3 million common shares held in this plan for the years ended October 31, 2014, 2013 and 2012, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Mid-term incentive plan units granted during the years ended October 31, 2014, 2013 and 2012 totalled 5.9 million, 5.8 million and 6.4 million, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $214 million, $292 million and $310 million in the years ended October 31, 2014, 2013 and 2012, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $131 million and $172 million as at October 31, 2014 and 2013, respectively. The deferred amount as at October 31, 2014 is expected to be recognized over a weighted-average period of 1.7 years (1.8 years in 2013). Employee compensation expense related to these plans for the years ended October 31, 2014, 2013 and 2012 was $239 million, $279 million and $280 million before tax, respectively ($177 million, $206 million and $204 million after tax, respectively).

For the remaining obligations related to plans for which we have not entered into agreements with third parties, the fair value of the amount of compensation expense is recognized as an expense and a liability over the period from the grant date to payment date to employees. This liability is re-measured to fair value each reporting period. Amounts related to employees who are eligible to retire are expensed at the time of grant. Of the total units granted, we had remaining obligations on 3.1 million, 1.0 million and 1.1 million units for the years ended October 31, 2014, 2013 and 2012, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2014, 2013 and 2012 was $228 million, $50 million and $65 million, respectively. Payments made under these plans for the years ended October 31, 2014, 2013 and 2012 were $57 million, $37 million and $44 million, respectively. The intrinsic value of the vested plan units recorded in other liabilities in our Consolidated Balance Sheet as at October 31, 2014, 2013 and 2012 was $288 million, $126 million and $85 million, respectively.

Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2014, 2013 and 2012 was $159 million, $63 million and $48 million before tax, respectively ($118 million, $47 million and $35 million after tax, respectively). We economically hedge the impact of the change in the market value of our common shares by entering into total return swaps. Hedging gains recognized for the years ended October 31, 2014, 2013 and 2012 were $55 million, $32 million and $3 million, respectively, resulting in net employee compensation expense of $104 million, $31 million and $45 million before tax, respectively ($77 million, $23 million and $33 million after tax, respectively).

A total of 16.5 million, 15.3 million and 14.7 million mid-term incentive plan units were outstanding for the years ended October 31, 2014, 2013 and 2012, respectively.

BMO Financial Group 197th Annual Report 2014	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are either fully vested on the grant date or vest at the end of three years. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive plan payments are paid upon the participant’s departure from the bank. As a result of changes to the deferred share unit plan terms effective September 30, 2013, the deferred incentive plan payments can now only be made in cash.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2014, 2013 and 2012 totalled 0.4 million, 0.4 million and 0.4 million, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2014, 2013 and 2012 was $26 million, $22 million and $21 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $404 million and $349 million as at October 31, 2014 and 2013, respectively. Payments made under these plans for the years ended October 31, 2014, 2013 and 2012 were $18 million, $16 million and $19 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2014, 2013 and 2012 was $76 million, $85 million and $22 million before tax, respectively ($56 million, $63 million and $16 million after tax, respectively). We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains for the years ended October 31, 2014, 2013 and 2012 of $56 million, $75 million and $9 million before tax, respectively, were also recognized, resulting in net employee compensation expense of $20 million, $10 million and $13 million before tax, respectively ($15 million, $7 million and $9 million after tax, respectively).

A total of 4.7 million, 4.3 million and 4.0 million deferred incentive plan units were outstanding for the years ended October 31, 2014, 2013 and 2012, respectively.

Note 24:	Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We sponsor a number of arrangements in Canada and the United States that provide pension and other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.

Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus or minus the interest on plan net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to employees in some of our subsidiaries. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Investment Policy

The assets of the defined benefit pension plans are managed in accordance with all applicable laws and regulations. The plans are administered with a well-defined governance structure with the oversight and decision-making resting with the Board of Directors.

The plans are managed under a risk management framework that considers both assets and liabilities in the development of an investment policy and in managing risk.

The plans invest in asset classes that include equities, fixed income and alternative strategies, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.

Risk Management

The plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including monitoring surplus-at-risk, which measures a plan’s risk in an asset-liability framework; stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and any potential impact on the bank; hedging of currency exposures and interest rate risk within policy limits; controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality, liquidity, sector guidelines, issuer/counterparty limits, and others; and ongoing monitoring of exposures, performance and risk levels.

Pension and Other Employee Future Benefit Liabilities

Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected using high-quality AA rated corporate bonds with terms matching the plans’ cash flows.

The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”). Changes in the asset ceiling are recognized in OCI.

166	BMO Financial Group 197th Annual Report 2014

Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

Interest on net defined benefit asset or liability represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.

Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. Actuarial gains and losses are recognized immediately in OCI as they occur and are not subsequently reclassified to income in future periods.

Plan amendments are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.

Settlements occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

Funding of Pension and Other Employee Future Benefit Plans

Our defined benefit pension plans in Canada and the United States are funded by us in accordance with statutory requirements and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while in the United States the supplementary pension plan is unfunded.

Our other employee future benefit plans in Canada and the United States are either partially funded or unfunded. Benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our “funding valuation”). The most recent funding valuation for our primary Canadian plan was performed as at October 31, 2014. The next funding valuation for this plan will be performed as at October 31, 2015. An annual funding valuation is required for our plan in the United States. The most recent valuation was performed as at January 1, 2014. Benefit payments for fiscal 2015 are estimated to be $386 million.

Summarized information for the past three years is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2014	2013	2012	2014	2013	2012
Defined benefit obligation	7,504	6,181	6,011	1,317	1,174	1,175
Fair value of plan assets	7,536	6,267	5,800	113	95	81
Surplus (deficit) and net defined benefit asset (liability)	32	86	(211)	(1,204)	(1,079)	(1,094)
Surplus (deficit) is comprised of:
Funded or partially funded plans	197	192	(137)	(12)	(9)	(21)
Unfunded plans	(165)	(106)	(74)	(1,192)	(1,070)	(1,073)
Surplus (deficit) and net defined benefit asset (liability)	32	86	(211)	(1,204)	(1,079)	(1,094)
Remeasurement of net defined benefit asset/liability recognized in OCI	108	(368)	465	80	(56)	152

Comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Asset Allocations

The investment policy for plan assets is to have a diversified mix of quality investments. Plan assets are rebalanced within ranges around target allocations.

The asset allocation ranges and weighted-average actual asset allocations of our primary pension plans, based on the fair market values at October 31, are as follows:

	Pension benefit plans
	Range 2014	Actual 2014	Actual 2013
Equities	25% – 50%	42%	43%
Fixed income investments	35% – 55%	45%	42%
Other	10% – 25%	13%	15%

BMO Financial Group 197th Annual Report 2014	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2014	2013	2012	2014	2013	2012
Annual benefits expense
Benefits earned by employees	241	234	195	25	27	19
Net interest (income) expense on net defined benefit (asset) liability	(11)	4	(18)	50	48	50
Administrative expenses	5	5	5	–	–	–
Remeasurement of other long-term benefits	–	–	–	(5)	(1)	–
Benefits expense	235	243	182	70	74	69
Canada and Quebec pension plan expense	68	69	67	–	–	–
Defined contribution expense	8	8	7	–	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	311	320	256	70	74	69

     Comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Weighted-average assumptions used to determine benefit expenses

	Pension benefit plans			Other employee future benefit plans
	2014	2013	2012	2014		2013		2012
Discount rate at beginning of year	4.6%	4.2%	5.1%	4.7%		4.4%		5.6%
Rate of compensation increase	2.9%	2.9%	3.3%	2.7%		3.2%		3.2%
Assumed overall health care cost trend rate	na	na	na	5.4%	(1)	5.4%	(1)	5.4%	(1)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
na	– not applicable

Assumptions regarding future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States
	2014	2013	2014	2013
Life expectancy for those currently age 65
Males	23.4	23.1	21.3	19.8
Females	23.8	23.5	23.4	21.6
Life expectancy at age 65 for those currently age 45
Males	24.4	24.0	23.3	19.8
Females	24.8	24.3	25.2	21.6

168	BMO Financial Group 197th Annual Report 2014

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2014	2013	2014	2013
Defined benefit obligation
Defined benefit obligation at beginning of year	6,181	6,011	1,174	1,175
Opening adjustment for acquisitions	455	–	–	–
Benefits earned by employees	241	234	25	27
Interest cost on accrued benefit obligation	289	249	55	51
Benefits paid to pensioners and employees	(326)	(286)	(33)	(30)
Voluntary employee contributions	12	11	–	–
Actuarial gains (losses) due to:
Demographic assumption changes	48	161	(15)	36
Financial assumption changes	532	(289)	98	(97)
Plan member experience	(14)	38	(3)	8
Other, primarily foreign exchange	86	52	16	4
Defined benefit obligation at end of year	7,504	6,181	1,317	1,174
Wholly or partially funded defined benefit obligation	7,339	6,075	125	104
Unfunded defined benefit obligation	165	106	1,192	1,070
Total defined benefit obligation	7,504	6,181	1,317	1,174
Weighted-average assumptions used to determine the defined benefit obligation
Discount rate at end of year	4.1%	4.6%	4.2%	4.7%
Rate of compensation increase	2.9%	2.9%	2.6%	2.7%
Assumed overall health care cost trend rate	na	na	5.4% (1)	5.4% (1)
Fair value of plan assets
Fair value of plan assets at beginning of year	6,267	5,800	95	81
Opening adjustment for acquisitions	456	–	–	–
Interest income on plan assets	300	245	4	3
Excess (shortfall) of actual returns over interest income	458	278	5	8
Employer contributions	284	178	33	30
Voluntary employee contributions	12	11	–	–
Benefits paid to pensioners and employees	(326)	(286)	(33)	(30)
Administrative expenses	(5)	(5)	–	–
Other, primarily foreign exchange	90	46	9	3
Fair value of plan assets at end of year	7,536	6,267	113	95
Surplus (deficit) and net defined benefit asset (liability) at the end of the year	32	86	(1,204)	(1,079)
Recorded in:
Other assets	261	192	–	–
Other liabilities	(229)	(106)	(1,204)	(1,079)
Surplus (deficit) and net defined benefit asset (liability) at end of year	32	86	(1,204)	(1,079)

Comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

BMO Financial Group 197th Annual Report 2014	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The bank’s pension and other employee future benefit plan assets are measured at fair value on a recurring basis.

The fair value of plan assets as at October 31 are as follows:

(Canadian $ in millions, except as noted)	Canadian plans (1)		U.S. plans (2)
	2014	2013	2014	2013
Cash and money market funds	55	178	39	24
Securities issued or guaranteed by:
Canadian federal government	179	131	–	–
Canadian provincial and municipal governments	785	613	–	–
U.S. federal government	4	–	87	47
U.S. states, municipalities and agencies	2	14	18	15
Other governments	5	4	–	–
Pooled funds	2,780	2,428	85	104
Derivative instruments	(17)	6	–	1
Corporate debt	737	556	401	336
Corporate equity	834	851	535	495
	5,364	4,781	1,165	1,022

(1)	All of the Canadian plans’ assets have quoted prices in active markets, except securities issued or guaranteed by other governments, certain of the assets invested in corporate debt ($27 million as at October 31, 2014 and $nil as at October 31, 2013) and certain of the assets invested in pooled funds ($1,452 million as at October 31, 2014 and $1,186 million as at October 31, 2013).
(2)	All of the U.S. plans’ assets have quoted prices in active markets, except corporate debt and pooled funds.

No plan assets are directly invested in the bank’s or related parties’ securities as at October 31, 2014 and 2013. As at October 31, 2014, our primary Canadian plan indirectly held approximately $11 million ($8 million in 2013) of the bank’s common shares. The plans do not hold any property occupied or other assets used by the bank.

The plans paid $4 million in the year ended October 31, 2014 ($3 million in 2013) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered.

Sensitivity of Assumptions

Key weighted-average assumptions used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which would amplify or reduce certain sensitivities.

		Defined benefit obligation
(Canadian $ in millions, except as noted)		Pension benefit plans	Other employee future benefit plans
Discount rate (%)		4.1	4.3
Impact of:	1% increase ($)	(790)	(152)
	1% decrease ($)	999	196
Rate of compensation increase (%)		2.8	2.6
Impact of:	0.25% increase ($)	45	2
	0.25% decrease ($)	(43)	(1)
Mortality
Impact of:	1 year increase ($)	(115)	(28)
	1 year decrease ($)	112	29
Assumed overall health care cost trend rate (%)		na	5.2 (1)
Impact of:	1% increase ($)	na	6
	1% decrease ($)	na	(81)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

Disaggregation of Defined Benefit Obligation

Disaggregation of the defined benefit obligation for our primary plans is as follows:

	2014	2013
Canadian pension plans
Active members	46%	46%
Inactive and retired members	54%	54%
	100%	100%
U.S. pension plans
Active members	62%	62%
Inactive and retired members	38%	38%
	100%	100%
Canadian other employee future benefit plans
Active members	45%	45%
Inactive and retired members	55%	55%
	100%	100%
Maturity Profile

The duration of the defined benefit obligation for our primary plans is as follows:

(In years)
	2014	2013
Canadian pension plans	13.6	12.8
U.S. pension plans	11.2	10.5
Canadian other employee future benefit plans	16.5	14.3

170	BMO Financial Group 197th Annual Report 2014

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2014	2013	2012	2014	2013	2012
Contributions to defined benefit plans	254	154	198	–	–	–
Contributions to defined contribution plans	8	8	7	–	–	–
Benefits paid directly to pensioners	30	24	25	33	30	29
	292	186	230	33	30	29

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2015 is approximately $182 million to our pension benefit plans and $40 million to our other employee future benefit plans.

Note 25: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gain (loss) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period.

Deferred income tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event which is recognized either in other comprehensive income or directly in equity.

Included in deferred income tax assets is $77 million related to Canadian tax loss carryforwards that will expire in 2030 to 2034, $1,331 million related to U.S. tax loss carryforwards that will expire in various amounts in U.S. taxation years from 2028 through 2033 and $10 million related to U.K. tax loss carryforwards that are available for use indefinitely against relevant profits generated in the U.K. On the evidence available, including management projections of income, we believe that there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2014 is $182 million. Deferred tax assets have not been recognized in respect of these items because it is not probable that realization of these assets will occur.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of retained earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related deferred income tax liability.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized is $23 billion as at October 31, 2014 ($20 billion in 2013).

Components of Deferred Income Tax Balances

(Canadian $ in millions)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Total
Deferred Income Tax Assets (1)
As at October 31, 2012	1,097	296	310	(47)	1,477	474	3,607
Benefit (expense) to income statement	(216)	46	30	–	(35)	(14)	(189)
Benefit (expense) to equity	–	(13)	–	16	–	–	3
Translation and other	33	–	4	2	43	1	83
As at October 31, 2013	914	329	344	(29)	1,485	461	3,504
Acquisitions	–	8	15	–	10	2	35
Benefit (expense) to income statement	(252)	31	42	–	(180)	49	(310)
Benefit (expense) to equity	–	3	–	(3)	–	–	–
Translation and other	96	3	18	25	103	72	317
As at October 31, 2014	758	374	419	(7)	1,418	584	3,546

(Canadian $ in millions)		Premises and equipment	Pension benefits	Goodwill and intangible assets	Securities	Other	Total
Deferred Income Tax Liabilities (2)
As at October 31, 2012		(320)	78	(232)	(148)	(28)	(650)
Acquisitions		–	–	(2)	–	–	(2)
Benefit (expense) to income statement		6	8	(35)	113	108	200
Expense to equity		–	(113)	–	–	–	(113)
Translation and other		(6)	(4)	(6)	–	(3)	(19)
As at October 31, 2013		(320)	(31)	(275)	(35)	77	(584)
Acquisitions		5	–	(90)	–	–	(85)
Benefit (expense) to income statement		(10)	(35)	28	32	(62)	(47)
Benefit to equity		–	60	–	–	–	60
Translation and other		(24)	2	(30)	2	1	(49)
As at October 31, 2014		(349)	(4)	(367)	(1)	16	(705)
(1)	Deferred tax assets of $3,019 million and $3,027 million as at October 31, 2014 and 2013, respectively, are presented on the balance sheet net by legal jurisdiction.
(2)	Deferred tax liabilities of $178 million and $107 million as at October 31, 2014 and 2013, respectively, are presented on the balance sheet net by legal jurisdiction.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

BMO Financial Group 197th Annual Report 2014	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provision for Income Taxes
(Canadian $ in millions)	2014	2013	2012
Consolidated Statement of Income
Current
Provision for income taxes for the current period	547	1,095	706
Adjustments in respect of current tax for prior periods	(1)	(29)	(112)
Deferred
Origination and reversal of temporary differences	361	(10)	287
Effect of changes in tax rates	(4)	(1)	(7)
	903	1,055	874
Shareholders’ Equity
Income tax expense (recovery) related to:
Remeasurement of pension and other employee future benefit plans	(63)	126	(177)
Unrealized (losses) on available-for-sale securities, net of hedging activities	(15)	(31)	(26)
Gains (losses) on cash flow hedges	51	(57)	(48)
Hedging of unrealized (gains) on translation of net foreign operations	(144)	(146)	(13)
Total	732	947	610

Components of Total Provision for Income Taxes (Canadian $ in millions)	2014	2013	2012
Canada: Current income taxes
Federal	292	457	288
Provincial	200	300	186
	492	757	474
Canada: Deferred income taxes
Federal	33	(109)	(56)
Provincial	29	(76)	(31)
	62	(185)	(87)
Total Canadian	554	572	387
Foreign: Current income taxes	(58)	90	43
Deferred income taxes	236	285	180
Total foreign	178	375	223
Total	732	947	610

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)	2014			2013			2012
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,382	26.4%	(1)	1,386	26.4%	(1)	1,338	26.6%	(1)
Increase (decrease) resulting from:
Tax-exempt income from securities	(343)	(6.5)		(250)	(4.7)		(188)	(3.7)
Foreign operations subject to different tax rates	(69)	(1.3)		(10)	(0.2)		(30)	(0.7)
Change in tax rate for deferred income taxes	(4)	(0.1)		(1)	–		(7)	(0.1)
Run-off of structured credit activities	1	–		(6)	(0.1)		(67)	(1.3)
Income attributable to non-controlling interests	(33)	(0.7)		(35)	(0.7)		(35)	(0.7)
Adjustments in respect of current tax for prior periods	(1)	–		(29)	(0.6)		(112)	(2.2)
Other	(30)	(0.6)		–	–		(25)	(0.5)
Provision for income taxes and effective tax rate	903	17.2%		1,055	20.1%		874	17.4%

(1) The combined statutory tax rate changed during the year as a result of legislation that became substantively enacted with respect to the year.

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

172	BMO Financial Group 197th Annual Report 2014

Note 26: Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income attributable to bank shareholders, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings per Share (Canadian $ in millions, except as noted)	2014	2013	2012
Net income attributable to bank shareholders	4,277	4,130	4,082
Dividends on preferred shares	(120)	(120)	(136)
Net income available to common shareholders	4,157	4,010	3,946
Average number of common shares outstanding (in thousands)	645,860	648,476	644,407
Basic earnings per share (Canadian $)	6.44	6.19	6.13

Certain comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that would have had the impact of reducing our earnings per share had been converted, either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by the aggregate amount of dividends paid on convertible preferred shares and interest on capital trust securities, as these distributions would not have been paid if the instruments had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year or on the date of issue, if later.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted Earnings per Share (Canadian $ in millions, except as noted)	2014	2013	2012
Net income available to common shareholders	4,157	4,010	3,946
Average number of common shares outstanding (in thousands)	645,860	648,476	644,407
Convertible shares	–	–	3,040
Stock options potentially exercisable (1)	10,832	10,656	6,353
Common shares potentially repurchased	(8,217)	(9,326)	(5,185)
Average diluted number of common shares outstanding (in thousands)	648,475	649,806	648,615
Diluted earnings per share (Canadian $)	6.41	6.17	6.10
(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 1,734,932, 2,677,737 and 6,226,858 with weighted-average exercise prices of $235.07, $201.93 and $132.63 for the years ended October 31, 2014, 2013 and 2012, respectively, as the average share price for the period did not exceed the exercise price.

Note 27: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures such as net income, revenue growth, return on equity, and non-interest expense-to-revenue (productivity) ratio, as well as operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) provides a full range of financial products and services to more than seven million customers as they do business with us through their channel of choice: in our branches, on their mobile devices, online, over the telephone and through our automated banking machines. Personal Banking provides financial solutions for everyday banking, financing, investing, credit card and creditor insurance needs. Commercial banking provides our small business and commercial banking customers with a broad suite of integrated commercial and capital market products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services. Our retail and small and mid-sized business banking customers are served through our branches, contact centres, online and mobile banking platforms and ABMs across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services including insurance products. Wealth Management (“WM”) is a global business with an active presence in markets across Canada, the United States, Europe and Asia.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. Through our Investment

BMO Financial Group 197th Annual Report 2014	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and Corporate Banking and Trading Products lines of business we operate in 29 locations around the world, including 16 offices in North America.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (“T&O”). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, purchased loan accounting impacts, certain acquisition integration costs, restructuring costs, run-off structured credit activities and adjustments to the collective allowance for credit losses.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align the bank’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current year’s presentation.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment that increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

174	BMO Financial Group 197th Annual Report 2014

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2014 (2)
Net interest income	4,772	2,488	560	1,179	(538)	8,461	5,476	2,836	149
Non-interest revenue	1,723	569	3,273	2,545	147	8,257	5,443	2,194	620
Total Revenue	6,495	3,057	3,833	3,724	(391)	16,718	10,919	5,030	769
Provision for credit losses	541	164	(3)	(18)	(123)	561	533	30	(2)
Amortization	149	173	119	52	254	747	424	279	44
Non-interest expense	3,111	1,832	2,715	2,301	215	10,174	6,023	3,657	494
Income before taxes and non-controlling interest in subsidiaries	2,694	888	1,002	1,389	(737)	5,236	3,939	1,064	233
Provision for income taxes	680	240	217	310	(544)	903	676	217	10
Reported net income	2,014	648	785	1,079	(193)	4,333	3,263	847	223
Non-controlling interest in subsidiaries	–	–	3	–	53	56	54	–	2
Net Income attributable to bank shareholders	2,014	648	782	1,079	(246)	4,277	3,209	847	221
Average Assets	190,673	72,584	24,980	260,962	44,729	593,928	370,060	201,542	22,326

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2013 (2)
Net interest income	4,526	2,327	558	1,202	64	8,677	5,383	3,223	71
Non-interest revenue	1,580	579	2,890	2,190	147	7,386	4,901	2,093	392
Total Revenue	6,106	2,906	3,448	3,392	211	16,063	10,284	5,316	463
Provision for credit losses	572	223	3	(36)	(175)	587	654	(65)	(2)
Amortization	144	172	81	45	251	693	406	274	13
Non-interest expense	2,982	1,697	2,266	2,039	549	9,533	5,709	3,547	277
Income before taxes and non-controlling interest in subsidiaries	2,408	814	1,098	1,344	(414)	5,250	3,515	1,560	175
Provision for income taxes	596	233	268	300	(342)	1,055	626	434	(5)
Reported net income	1,812	581	830	1,044	(72)	4,195	2,889	1,126	180
Non-controlling interest in subsidiaries	–	–	–	–	65	65	54	11	–
Net Income attributable to bank shareholders	1,812	581	830	1,044	(137)	4,130	2,835	1,115	180
Average Assets	177,623	64,277	22,143	247,609	43,779	555,431	345,340	189,839	20,252

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2012 (2)
Net interest income	4,467	2,405	556	1,164	345	8,937	5,392	3,496	49
Non-interest revenue	1,517	589	2,344	2,085	457	6,992	4,579	1,961	452
Total Revenue	5,984	2,994	2,900	3,249	802	15,929	9,971	5,457	501
Provision for credit losses	613	274	22	6	(151)	764	633	134	(3)
Amortization	135	188	68	39	253	683	384	292	7
Non-interest expense	2,908	1,727	2,147	1,947	723	9,452	5,587	3,635	230
Income before taxes and non-controlling interest in subsidiaries	2,328	805	663	1,257	(23)	5,030	3,367	1,396	267
Provision for income taxes	579	234	136	272	(347)	874	523	359	(8)
Reported net income	1,749	571	527	985	324	4,156	2,844	1,037	275
Non-controlling interest in subsidiaries	–	–	1	–	73	74	55	19	–
Net Income attributable to bank shareholders	1,749	571	526	985	251	4,082	2,789	1,018	275
Average Assets	161,985	61,534	20,354	251,562	48,496	543,931	332,602	190,748	20,581

(1) Corporate Services includes Technology and Operations.

(2) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Certain	comparative figures have been restated as a result of the adoption of new accounting principles – see Note 1.

BMO Financial Group 197th Annual Report 2014	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28: Significant Subsidiaries

As at October 31, 2014, the bank, either directly or indirectly through its subsidiaries, owned more than 50% of the issued and outstanding voting securities of each of the following significant operating subsidiaries. The bank also, either directly or indirectly through its subsidiaries, owned more than 50% of the issued and outstanding voting securities of various financing entities, non-operating subsidiaries, holding companies and SEs that are sponsored by the bank for various purposes. Neither these subsidiaries, nor entities in which the bank holds 50% or less of the issued and outstanding voting securities, are specifically referenced in the table below.

	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	208
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	371
Bank of Montreal Finance Ltd.	Toronto, Canada	31
Bank of Montreal Holding Inc. and subsidiaries, including:	Calgary, Canada	25,347
BMO Investments Limited	Hamilton, Bermuda
BMO Reinsurance Limited	St. Michaels, Barbados
BMO Nesbitt Burns Holdings Corporation	Toronto, Canada
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Harris Investment Management Inc.	Toronto, Canada
BMO Asset Management Inc.	Toronto, Canada
BMO Capital Markets Real Estate Inc.	Toronto, Canada
BMO Nesbitt Burns Securities Ltd.	Toronto, Canada
BMO Private Equity (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Advisors Private Limited (India)	Gurgaon, India
BMO Nesbitt Burns Financial Services Inc.	Toronto, Canada
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO InvestorLine Inc.	Toronto, Canada
BMO Service Inc.	Toronto, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	776
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,483
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	20
BMO Financial Corp.	Chicago, United States	15,481
BMO Asset Management Corp. and subsidiaries	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Delaware Trust Company	Greenville, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
BMO Harris Central National Association	Roselle, United States
BMO Harris Financial Advisors, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Investment Financing, Inc.	Wilmington, United States
BMO Private Equity (U.S.), Inc. and subsidiaries	Chicago, United States
CTC my CFO, LLC	Palo Alto, United States
Harris Trade Services Limited	Hong Kong, China
BMO Investment Distributors LLC (f.k.a M&I Distributors, LLC)	Milwaukee, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
Sullivan, Bruyette, Speros & Blayney, Inc.	McLean, United States
BMO Global Asset Management (Europe) Limited	London, England	162
F&C Asset Management plc and subsidiaries, including:	London, England
F&C Asset Management Asia Ltd.	Hong Kong, China
F&C Management Luxembourg SA	Luxembourg
F&C Netherlands BV	Amsterdam, Netherlands
F&C Portugal SA	Lisbon, Portugal
F&C REIT Asset Management LLP and subsidiaries	London, England
BMO Life Insurance Company	Toronto, Canada	799
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Trust Company	Toronto, Canada	948
LGM (Bermuda) Limited	Hamilton, Bermuda	50
Lloyd George Investment Management (Bermuda) Limited	Hamilton, Bermuda
BMO Global Asset Management (Asia) Limited	Hong Kong, China
LGM Investments Limited (f.k.a Lloyd George Management (Europe) Limited)	London, England
Lloyd George Management (Singapore) Pte Ltd.	Singapore

176	BMO Financial Group 197th Annual Report 2014

Significant Restrictions

Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:

•	Assets pledged as security for various liabilities we incur. Refer to Note 30 for details.
•	Assets of our consolidated structured entities that are held for the benefit of the note holders. Refer to Note 9 for details.
•	Assets held by our insurance subsidiaries. Refer to Note 14 for details.
•	Regulatory and statutory requirements that reflect capital and liquidity requirements.

Note 29: Related Party Transactions

Related parties include subsidiaries, associates, joint ventures, key management personnel and employee future benefit plans. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and ten most senior executives in 2014 (nine in 2013).

Key Management Personnel Compensation

The following table presents the compensation of key management personnel.

(Canadian $ in millions)	2014	2013
Base salary and incentives	18	15
Share-based payments (1)	21	22
Total key management personnel compensation	39	37

Excluded from the table above are post-employment benefits of $2 million in 2014 and 2013. Termination benefits and other long-term benefits were $nil in 2014 and 2013.

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.

We provide certain banking services and loans to our key management personnel at market terms and conditions. Loans to key management personnel totalled $5 million and $3 million as at October 31, 2014 and 2013, respectively. Interest on these loans was less than $1 million in the years ended October 31, 2014 and 2013. None of the loans to key management personnel are at preferred rates.

Deferred Stock Units

Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred stock units until such time as the directors’ shareholdings (including deferred stock units) are greater than eight times their annual cash retainers as directors. Directors receive a specified amount of their annual director retainer fee in deferred stock units. They may elect to take all or part of the remainder of such retainer fee and other remuneration in cash, or in additional common shares or deferred stock units.

Deferred stock units are adjusted to reflect reinvested dividends and changes in the market value of our common shares. The value of these deferred stock units is only paid after termination of service as a director.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $44 million and $37 million as at October 31, 2014 and 2013, respectively.

Members of the Board of Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred stock units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms that we offer to our customers for these services.

Our investment in a joint venture of which we own 50% totalled $216 million as at October 31, 2014 ($177 million in 2013).

Our investments in associates over which we exert significant influence totalled $286 million as at October 31, 2014 ($225 million in 2013).

Employees

A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

BMO Financial Group 197th Annual Report 2014	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30: Provisions and Contingent Liabilities

(a) Provisions

Provisions are recognized when we have an obligation as a result of past events, such as contractual commitments, legal or other obligations. We recognize as a provision the best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations.

Contingent liabilities are potential obligations that may arise from past events, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within our control. Contingent liabilities are disclosed below.

Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2014	2013
Balance at beginning of year	209	237
Additional provisions/increase in provisions	177	138
Provisions utilized	(77)	(150)
Amounts reversed	(25)	(15)
Exchange differences and other movements	(3)	(1)
Balance at end of year	281	209

(b) Legal Proceedings

BMO Nesbitt Burns Inc., an indirect subsidiary of the bank, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defenses to the remaining claims and will vigorously defend them.

The bank and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of business. While there is inherent difficulty in predicting the outcome of these other proceedings, management does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

(c) Collateral

When entering into trading activities such as purchases under resale agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparties to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $52,602 million as at October 31, 2014 ($38,606 million in 2013).

The fair value of collateral that we have sold or repledged was $35,451 million as at October 31, 2014 ($24,795 million in 2013).

Collateral transactions (received or pledged) are typically conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalents must be returned to or returned by the counterparty at the end of the contract.

(d) Pledged Assets

In the normal course of business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2014	2013
Cash and securities
Issued or guaranteed by Canada	7,077	8,917
Issued or guaranteed by a Canadian province, municipality or school corporation	6,000	4,749
Other	40,162	28,421
Mortgages, securities borrowed or purchased under resale agreements and other	59,217	53,220
Total assets pledged (1)	112,456	95,307

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2014	2013
Assets pledged to:
Clearing systems, payment systems and depositories	540	1,033
Foreign governments and central banks	2	2
Assets pledged in relation to:
Obligations related to securities sold under repurchase agreements	25,492	17,121
Securities borrowing and lending	32,792	23,819
Derivatives transactions	8,682	9,676
Securitization	26,031	26,435
Covered bonds	7,111	7,604
Other	11,806	9,617
Total assets pledged (1)	112,456	95,307

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Excludes collateral received that has been sold or repledged as disclosed in the Collateral section of this note.

(1)	Excludes rehypothecated assets of $4,382 million ($4,500 million in 2013) pledged in relation to securities borrowing transactions.

(e) Other Commitments

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. In connection with these activities, our related commitments were $2,261 million as at October 31, 2014 ($4,280 million in 2013).

Note 31: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date (i.e. an exit price). The fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine

178	BMO Financial Group 197th Annual Report 2014

their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Governance Over the Determination of Fair Value

Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are reasonably measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (IPV) and profit and loss attribution analysis (PAA), consistent with industry practice. These controls are applied independently of the relevant operating groups.

We establish and regularly update valuation methodologies for each financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process used by management to identify and explain changes in fair value positions across all operating lines of business. This process works in concert with other processes to ensure that the fair values being reported are reasonable.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair values of securities that are not traded in an active market are modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads. Market inputs to the model include coupon, maturity and duration.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of mortgage-backed securities and collateralized mortgage obligations is determined by independent prices obtained from third-party vendors, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Mortgage-backed security and collateralized mortgage obligation valuation assumptions include discount rates, expected prepayments, credit spreads and recoveries.

Corporate Debt Securities

The fair value of corporate debt securities is determined using prices observed in the most recently executed transactions. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads observed from independent dealers, brokers and multi-contributor pricing sources.

Corporate Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis and multiples of earnings.

Privately Issued Securities

Privately issued debt and equity securities are valued using recent prices observed in market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers.

Prices from brokers and multi-contributor pricing sources are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by independently obtaining multiple quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that the vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate and floating rate performing loans, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using this approach is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

Derivative Instruments

A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.

We calculate a credit valuation adjustment (“CVA”) to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and settlements through clearing houses. We also calculate a funding valuation adjustment (“FVA”) to recognize the implicit funding costs associated with over the counter derivative positions. The FVA is determined based on reference to market funding spreads.

BMO Financial Group 197th Annual Report 2014	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, based on carrying value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits re-price to market frequently. On that basis, fair value is assumed to equal carrying value.

A portion of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally vetted valuation models and incorporates observable market prices for identical or comparable securities, and other inputs such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine the fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.

Securities Purchased Under Resale Agreements

and Securities Sold Under Repurchase Agreements

The fair value of these agreements is determined using a standard discounted cash flow model. Inputs to the model include contractual cash flows and collateral funding spreads.

Securitization Liabilities

The determination of the fair value of securitization liabilities, recorded in other liabilities, is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques that maximize the use of observable inputs, as well as assumptions such as discounted cash flows.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.

Financial Instruments with a Carrying Value Approximating Fair Value

Short-term Financial Instruments

Carrying value is a reasonable estimate of fair value for certain financial assets and liabilities due to their predominantly short-term nature, such as interest bearing deposits with banks, securities borrowed, customers’ liability under acceptances, other assets, acceptances, securities lent and certain other liabilities.

Other Financial Instruments

Carrying value is assumed to be a reasonable estimate of fair value for our cash and cash equivalents and certain other securities.

Certain assets, including premises and equipment, goodwill and intangible assets as well as shareholders’ equity, are not considered financial instruments and therefore no fair value has been determined for these items.

For longer-term financial instruments within other liabilities, fair value is determined as the present value of contractual cash flows using discount rates at which liabilities with similar remaining maturities could be issued as at the balance sheet date.

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values.

For the year ended October 31, 2014 (Canadian $ in millions)					2014
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities
Held to maturity	10,344	10,490	838	9,652	–
Other (1)	510	1,829	–	–	1,829
	10,854	12,319	838	9,652	1,829
Securities purchased under resale agreements (2)	33,141	33,095	–	33,095	–
Loans
Residential mortgages	101,013	101,273	–	–	101,273
Consumer instalment and other personal	64,143	63,280	–	–	63,280
Credit cards	7,972	7,706	–	–	7,706
Businesses and governments	120,766	119,399	–	–	119,399
	293,894	291,658	–	–	291,658

Deposits	393,088	393,242	–	393,242	–
Securities sold under repurchase agreements (3)	25,485	25,505	–	25,505	–
Other liabilities (4)	23,546	23,927	–	23,927	–
Subordinated debt	4,913	5,192	–	5,192	–

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

(1)	Excluded from other securities is $477 million of securities related to our merchant banking business that are carried at fair value on the balance sheet.
(2)	Excludes $20,414 million of securities borrowed for which carrying value approximates fair value.
(3)	Excludes $14,210 million of securities lent for which carrying value approximates fair value.
(4)	Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

180	BMO Financial Group 197th Annual Report 2014

For the year ended October 31, 2013 (Canadian $ in millions)					2013
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities
Held to maturity	6,032	6,041	640	5,401	–
Other (1)	411	1,921	–	–	1,921
	6,443	7,962	640	5,401	1,921
Securities purchased under resale agreements (2)	23,174	22,998	–	22,998	–
Loans
Residential mortgages	96,392	95,944	–	–	95,944
Consumer instalment and other personal	63,640	62,770	–	–	62,770
Credit cards	7,870	7,619	–	–	7,619
Businesses and governments	104,585	103,268	–	–	103,268
	272,487	269,601	–	–	269,601

Deposits	368,369	368,521	–	368,521	–
Securities sold under repurchase agreements (3)	17,215	17,324	–	17,324	–
Other liabilities (4)	22,896	23,182	–	23,182	–
Subordinated debt	3,996	4,217	–	4,217	–

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

(1)	Excluded from other securities is $488 million of securities related to our merchant banking business that are carried at fair value on the balance sheet.
(2)	Excludes $16,625 million of securities borrowed for which carrying value approximates fair value.
(3)	Excludes $11,669 million of securities lent for which carrying value approximates fair value.
(4)	Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

BMO Financial Group 197th Annual Report 2014	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value. The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2)

and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	2014			2013
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,737	1,725	–	8,569	2,255	–
Canadian provincial and municipal governments	3,134	4,062	–	1,578	4,133	–
U.S. federal government	5,725	440	–	5,903	–	–
U.S. states, municipalities and agencies	–	626	85	–	681	78
Other governments	124	99	–	132	4	–
Mortgage-backed securities and collateralized mortgage obligations	–	702	–	–	652	–
Corporate debt	1,974	9,319	538	2,032	8,233	822
Corporate equity	37,221	10,511	–	28,073	12,014	–
	56,915	27,484	623	46,287	27,972	900
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	4,946	5,555	–	8,260	4,855	–
Canadian provincial and municipal governments	1,679	2,425	–	1,881	1,817	–
U.S. federal government	1,093	–	–	4,660	–	–
U.S. states, municipalities and agencies	–	5,814	1	3	5,388	1
Other governments	2,136	3,996	–	1,697	4,466	–
Mortgage-backed securities and collateralized mortgage obligations	–	9,949	–	–	8,805	–
Corporate debt	5,687	1,971	8	4,283	6,004	30
Corporate equity	422	146	1,138	460	151	949
	15,963	29,856	1,147	21,244	31,486	980
Other Securities	10	–	467	–	–	488
Fair Value Liabilities
Securities sold but not yet purchased	23,615	3,733	–	20,024	2,422	–
Structured note liabilities and other note liabilities	–	7,785	–	–	6,439	–
Annuity liabilities	–	407	–	–	329	–
	23,615	11,925	–	20,024	9,190	–
Derivative Assets
Interest rate contracts	23	18,241	–	7	22,215	–
Foreign exchange contracts	32	12,649	–	9	6,663	–
Commodity contracts	653	30	–	673	66	–
Equity contracts	51	896	–	16	520	–
Credit default swaps	–	68	12	–	62	28
	759	31,884	12	705	29,526	28
Derivative Liabilities
Interest rate contracts	33	16,983	–	8	21,516	–
Foreign exchange contracts	33	12,110	–	5	6,443	–
Commodity contracts	1,101	233	–	695	138	–
Equity contracts	38	3,002	–	70	2,997	–
Credit default swaps	–	116	8	–	83	19
	1,205	32,444	8	778	31,177	19

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

182	BMO Financial Group 197th Annual Report 2014

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

		Fair value			Range of input values (1)
As at October 31, 2014 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Low	High
Securities
Private equity (2)	Corporate equity	1,138	–	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 5.5x	na 8.9x
Collateralized loan obligations securities (3)	Corporate debt	546	–	Discounted Cash Flow Model	Yield/Discount Margin	1.15%	1.15%
Merchant banking securities	Other	467	–	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 4.4x	na 9.2x
(1)	The low and high input values represent the actual highest and lowest level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(2)	Included in private equity is $600 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value as a result of these shares not being traded in the market.
(3)	Includes both trading and available-for-sale instruments.
na	– not applicable

Significant Unobservable Inputs in Level 3

Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in the related fair value measurement. The discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings and similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at October 31, 2014 for significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $538 million related to securities that are hedged with credit default swaps that are also considered to be Level 3 instruments. As at October 31, 2014, the derivative assets and derivative liabilities were valued at $12 million and $8 million, respectively. We have determined the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the related deal. As at October 31, 2014, the impact of assuming a 10 basis point increase or decrease in the discount margin would be a $1 million decrease or increase in fair value, respectively.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities, as the net asset values are provided by the investment or fund managers.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers are made between the various fair value hierarchy levels that result from changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the year ended October 31, 2014.

During the year ended October 31, 2014, $584 million of trading securities and $8 million of available-for-sale securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the year ended October 31, 2014, $1,140 million of trading securities and $1,481 million of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the year ended October 31, 2014, $4 million of available-for-sale securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the year. During the year ended October 31, 2014, $15 million of trading securities and $12 million of available-for-sale securities were transferred from Level 3 to Level 2 as market information became available for certain corporate debt securities.

BMO Financial Group 197th Annual Report 2014	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the year ended October 31, 2014, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2014 (Canadian $ in millions)	Balance October 31, 2013	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2014	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	78	7	–	–	–	–	–	–	85	7
Corporate debt	822	65	–	–	(66)	(268)	–	(15)	538	65
Total trading securities	900	72	–	–	(66)	(268)	–	(15)	623	72
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	–
Corporate debt	30	(1)	–	–	(21)	–	–	–	8	–
Corporate equity	949	(37)	94	193	(53)	–	4	(12)	1,138	94
Total available-for-sale securities	980	(38)	94	193	(74)	–	4	(12)	1,147	94
Other Securities	488	17	–	118	(156)	–	–	–	467	17
Derivative Assets
Credit default swaps	28	(16)	–	–	–	–	–	–	12	(16)
Derivative Liabilities
Credit default swaps	19	(11)	–	–	–	–	–	–	8	(11)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities held on October 31, 2014 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities held on October 31, 2014 are included in Accumulated Other Comprehensive Income.

184	BMO Financial Group 197th Annual Report 2014

The table below presents a reconciliation of all changes in Level 3 financial instruments during the year ended October 31, 2013, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2013 (Canadian $ in millions)	Balance October 31, 2012	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities / Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2013	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal governments	73	1	–	–	(46)	–	–	(28)	–	–
U.S. states, municipalities and agencies	78	–	–	–	–	–	–	–	78	–
Mortgage-backed securities and collateralized mortgage obligations	372	28	–	–	(378)	(39)	17	–	–	–
Corporate debt	1,331	42	–	3	(227)	(327)	–	–	822	39
Total trading securities	1,854	71	–	3	(651)	(366)	17	(28)	900	39
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	9	–	–	–	(8)	–	–	–	1	–
Corporate debt	42	–	2	27	(10)	(2)	–	(29)	30	1
Corporate equity	942	(19)	46	119	(135)	–	–	(4)	949	44
Total available-for-sale securities	993	(19)	48	146	(153)	(2)	–	(33)	980	45
Other Securities	526	14	–	86	(138)	–	–	–	488	9
Derivative Assets
Interest rate contracts	3	(3)	–	–	–	–	–	–	–	(3)
Equity contracts	5	–	–	–	(1)	–	–	(4)	–	–
Credit default swaps	37	(9)	–	–	–	–	–	–	28	(9)
Total derivative assets	45	(12)	–	–	(1)	–	–	(4)	28	(12)
Derivative Liabilities
Interest rate contracts	20	(20)	–	–	–	–	–	–	–	(20)
Equity contracts	44	15	–	–	(3)	–	6	(62)	–	–
Foreign exchange contracts	2	–	–	–	–	–	–	(2)	–	–
Credit default swaps	2	17	–	–	–	–	–	–	19	(17)
Total derivative liabilities	68	12	–	–	(3)	–	6	(64)	19	(37)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities held on October 31, 2013 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities held on October 31, 2013 are included in Accumulated Other Comprehensive Income.

BMO Financial Group 197th Annual Report 2014	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 32:	Contractual Maturities of Assets and Liabilities and Off-Balance
Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows both under normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions. For further details, see the Liquidity and Funding Risk section on pages 95 to 99 of our 2014 Management’s Discussion and Analysis.

(Canadian $ in millions)										2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	27,625	–	–	–	–	–	–	–	761	28,386
Interest bearing deposits with banks	4,124	1,420	521	14	31	–	–	–	–	6,110
Securities
Trading securities	542	1,159	584	1,344	1,274	5,255	9,722	17,409	47,733	85,022
Available-for-sale securities	1,014	345	553	1,138	714	8,750	21,047	11,699	1,706	46,966
Held-to-maturity securities	–	–	113	98	294	1,356	4,172	4,311	–	10,344
Other securities	–	10	3	2	–	–	45	19	908	987
Total securities	1,556	1,514	1,253	2,582	2,282	15,361	34,986	33,438	50,347	143,319
Securities borrowed or purchased under resale agreements	39,014	10,255	2,536	678	938	134	–	–	–	53,555
Loans
Residential mortgages	1,284	1,528	3,763	4,725	4,470	20,497	55,659	9,087	–	101,013
Consumer instalment and other personal	386	458	1,097	1,193	1,257	6,491	20,847	8,981	23,433	64,143
Credit cards	–	–	–	–	–	–	–	–	7,972	7,972
Businesses and governments	7,701	9,520	3,438	4,201	11,019	10,315	37,537	6,294	30,741	120,766
Customers’ liability under acceptances	8,871	1,920	77	1	9	–	–	–	–	10,878
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,734)	(1,734)
Total loans and acceptances, net of allowance	18,242	13,426	8,375	10,120	16,755	37,303	114,043	24,362	60,412	303,038
Other Assets
Derivative instruments	2,703	2,348	1,387	1,746	796	3,436	8,955	11,284	–	32,655
Premises and equipment	–	–	–	–	–	–	–	–	2,276	2,276
Goodwill	–	–	–	–	–	–	–	–	5,353	5,353
Intangible assets	–	–	–	–	–	–	–	–	2,052	2,052
Current tax assets	–	–	–	–	–	–	–	–	665	665
Deferred tax assets	–	–	–	–	–	–	–	–	3,019	3,019
Other	1,509	271	149	4	–	–	64	3,545	2,689	8,231
Total other assets	4,212	2,619	1,536	1,750	796	3,436	9,019	14,829	16,054	54,251
Total Assets	94,773	29,234	14,221	15,144	20,802	56,234	158,048	72,629	127,574	588,659

186	BMO Financial Group 197th Annual Report 2014

(Canadian $ in millions)										2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	7,495	4,680	1,067	597	2	–	–	–	4,402	18,243
Businesses and governments	26,644	25,061	20,255	10,157	8,439	16,347	23,914	8,198	100,124	239,139
Individuals	2,039	3,290	5,472	4,296	5,288	6,386	16,454	1,528	90,953	135,706
Total deposits	36,178	33,031	26,794	15,050	13,729	22,733	40,368	9,726	195,479	393,088
Other liabilities
Derivative instruments	1,545	2,321	1,325	2,095	1,399	4,565	9,633	10,774	–	33,657
Acceptances	8,871	1,920	77	1	9	–	–	–	–	10,878
Securities sold but not yet purchased	27,348	–	–	–	–	–	–	–	–	27,348
Securities lent or sold under repurchase agreements	36,757	2,624	149	95	70	–	–	–	–	39,695
Current tax liabilities	–	–	–	–	–	–	–	–	235	235
Deferred tax liabilities	–	–	–	–	–	–	–	–	178	178
Securitization and liabilities related to structured entity	3	429	1,560	341	1,135	3,976	10,066	4,955	–	22,465
Other	7,226	142	16	330	26	193	3,577	1,723	7,565	20,798
Total other liabilities	81,750	7,436	3,127	2,862	2,639	8,734	23,276	17,452	7,978	155,254
Subordinated debt	–	–	–	–	–	–	100	4,813	–	4,913
Total Equity	–	–	–	–	–	–	–	–	35,404	35,404
Total Liabilities and Equity	117,928	40,467	29,921	17,912	16,368	31,467	63,744	31,991	238,861	588,659
(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,313	1,717	3,844	6,048	3,830	15,872	51,086	1,549	–	85,259
Operating leases	26	52	77	77	76	281	630	638	–	1,857
Financial guarantee contracts (1)	5,269	–	–	–	–	–	–	–	–	5,269
Purchase obligations	58	113	169	169	169	586	783	209	–	2,256
(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group 197th Annual Report 2014	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)										2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	25,323	–	–	–	–	–	–	–	766	26,089
Interest bearing deposits with banks	4,592	1,295	471	84	76	–	–	–	–	6,518
Securities
Trading securities	1,209	1,284	480	1,521	442	4,781	10,593	14,762	40,087	75,159
Available-for-sale securities	2,026	3,628	1,439	2,076	2,820	6,729	22,170	11,262	1,560	53,710
Held-to-maturity securities	–	–	–	–	–	562	4,864	606	–	6,032
Other securities	–	–	18	–	–	3	34	17	827	899
Total securities	3,235	4,912	1,937	3,597	3,262	12,075	37,661	26,647	42,474	135,800
Securities borrowed or purchased under resale agreements	26,421	9,627	2,949	597	205	–	–	–	–	39,799
Loans
Residential mortgages	832	1,276	2,716	4,553	3,787	17,441	56,630	9,157	–	96,392
Consumer instalment and other personal	323	294	643	890	834	4,730	23,285	9,636	23,005	63,640
Credit cards	–	–	–	–	–	–	–	–	7,870	7,870
Businesses and governments	7,965	7,555	3,400	3,955	8,850	9,697	30,574	5,087	27,502	104,585
Customers’ liability under acceptances	8,367	103	1	1	–	–	–	–	–	8,472
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,665)	(1,665)
Total loans and acceptances, net of allowance	17,487	9,228	6,760	9,399	13,471	31,868	110,489	23,880	56,712	279,294
Other Assets
Derivative instruments	874	925	969	724	555	4,281	10,374	11,557	–	30,259
Premises and equipment	–	–	–	–	–	–	–	–	2,168	2,168
Goodwill	–	–	–	–	–	–	–	–	3,819	3,819
Intangible assets	–	–	–	–	–	–	–	–	1,511	1,511
Current tax assets	–	–	–	–	–	–	–	–	1,065	1,065
Deferred tax assets	–	–	–	–	–	–	–	–	3,027	3,027
Other	1,561	148	137	–	–	–	14	3,320	2,515	7,695
Total other assets	2,435	1,073	1,106	724	555	4,281	10,388	14,877	14,105	49,544
Total Assets	79,493	26,135	13,223	14,401	17,569	48,224	158,538	65,404	114,057	537,044

188	BMO Financial Group 197th Annual Report 2014

(Canadian $ in millions)										2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,241	3,733	140	231	563	–	–	–	5,683	20,591
Businesses and governments	26,276	29,246	10,524	6,186	5,591	13,983	30,668	8,212	91,660	222,346
Individuals	2,253	3,761	5,203	4,618	5,513	7,228	11,450	1,526	83,880	125,432
Total deposits	38,770	36,740	15,867	11,035	11,667	21,211	42,118	9,738	181,223	368,369
Other liabilities
Derivative instruments	703	1,308	1,244	801	711	4,928	10,828	11,451	–	31,974
Acceptances	8,367	103	1	1	–	–	–	–	–	8,472
Securities sold but not yet purchased	22,446	–	–	–	–	–	–	–	–	22,446
Securities lent or sold under repurchase agreements	24,483	2,953	1,448	–	–	–	–	–	–	28,884
Current tax liabilities	–	–	–	–	–	–	–	–	438	438
Deferred tax liabilities	–	–	–	–	–	–	–	–	107	107
Securitization and liabilities related to structured entity	1,221	1,481	998	–	318	3,295	10,395	4,653	–	22,361
Other	6,793	140	13	5	26	427	3,205	1,255	6,954	18,818
Total other liabilities	64,013	5,985	3,704	807	1,055	8,650	24,428	17,359	7,499	133,500
Subordinated debt	–	–	–	–	–	–	100	3,896	–	3,996
Total Equity	–	–	–	–	–	–	–	–	31,179	31,179
Total Liabilities and Equity	102,783	42,725	19,571	11,842	12,722	29,861	66,646	30,993	219,901	537,044
(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,169	907	3,246	4,444	3,850	13,381	42,510	2,353	–	71,860
Operating leases	25	46	69	69	69	262	618	640	–	1,798
Financial guarantee contracts (1)	4,778	–	–	–	–	–	–	–	–	4,778
Purchase obligations	71	141	211	216	207	729	1,115	275	–	2,965
(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group 197th Annual Report 2014	189

GLOSSARY OF FINANCIAL TERMS

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or collective and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

Pages 71, 87, 136

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by Total capital.

Pages 66, 163

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.

Collective Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by our regulator, OSFI. The collective allowance is assessed on a quarterly basis and a number of factors are considered when determining its level, including the long-run expected loss amount and management’s credit judgment with respect to current macroeconomic and portfolio conditions.

Pages 40, 87, 136

Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items.

Pages 64, 163

Common Equity Tier 1 Ratio reflects CET1, divided by CET1 capital risk-weighted assets.

Pages 64, 163

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity is comprised of common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts with a value that is “derived” from movements in interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings Per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deduction of preferred share dividends, by the average daily number of fully paid common shares outstanding throughout the year. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner, using adjusted net income.

Pages 33, 173

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. Economic Capital is a key element of our risk-based capital management and ICAAP framework.

Pages 67, 68, 83

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a key measure of efficiency. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

Environmental and Social Risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

Fair Value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital is a form of Tier 1 capital issued by structured entities that can be included in calculating a bank’s Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple. Under Basel III, Innovative Tier 1 Capital is non-qualifying and is part of the grandfathered capital being phased out between 2013 and 2022.

Insurance Risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

Legal and Regulatory Risk is the risk of not complying with laws, contractual undertakings or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies and harm to our reputation.

Leverage Ratio is comprised of Tier 1 capital, divided by total assets including specified off-balance sheet items, net of other specified deductions.

Pages 65, 66

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Pages 95, 142

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

Pages 91, 142

Mark-to-Market represents the valuation of financial instruments at market rates as of the balance sheet date, where required by accounting rules.

Model Risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs. The adverse consequences can be financial loss, poor business decision-making or damage to reputation.

190	BMO Financial Group 197th Annual Report 2014

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Pages 27, 41

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established.

Pages 40, 86, 136

Reputation Risk is the risk of a negative impact on BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, decline in client loyalty, litigation, regulatory sanction or additional oversight, or decline in BMO’s share price.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income.

Risk-Weighted Assets (RWA) are defined as on- and off-balance sheet exposures that are risk-weighted based on counterparty, collateral, guarantee arrangements and possibly product and term for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, commercial mortgages, auto loans and credit card debt obligations, to third parties.

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

Pages 87, 136

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations as a result of inaction, ineffective strategies or poor implementation of strategies.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. We are required to consolidate an SE if we control the entity by having power over the entity, exposure or rights to variable returns from our involvement and the ability to exercise power to affect the amount of our returns.

Pages 70, 144

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•  Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•  Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•  Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•  Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•  Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•  Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). To facilitate comparisons, the teb adjustment increases reported revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Pages 36, 174

Tier 1 Capital is primarily comprised of CET1, preferred shares and other qualifying or grandfathered non-common equity capital, net of certain deductions.

Pages 64, 163

Tier 1 Capital Ratio reflects Tier 1 capital divided by Tier 1 capital risk-weighted assets.

Pages 64, 163

Total Capital includes Tier 1 and Tier 2 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses, net of certain deductions.

Pages 64, 163

Total Capital Ratio reflects Total capital divided by Total capital risk-weighted assets.

Pages 64, 163

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading-Related Revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Pages 91, 92

BMO Financial Group 197th Annual Report 2014	191

Where to Find More Information
Corporate Governance
Our website provides information on our corporate governance practices, including our code of conduct, FirstPrinciples, our Director Independence Standards and our board mandate and committee charters.
www.bmo.com/corporategovernance
Management Proxy Circular
Our management proxy circular contains information on our directors, board committee reports and a detailed discussion of our corporate governance practices. It will be published in March 2015 and will be available on our website.
www.bmo.com/corporategovernance
New York Stock Exchange Governance Requirements
A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our website.
www.bmo.com/corporategovernance
Sustainability Performance
BMO’s Environmental, Social and Governance Report and Public Accountability Statement
(ESG Report/PAS) outlines how we manage the environmental, social and governance impacts of our business while creating value for our many stakeholders. We use the Global Reporting Initiative (GRI) as a framework for reporting on our sustainability performance. This report is available on our website.
www.bmo.com/corporateresponsibility
Corporate Responsibility
BMO’s Corporate Responsibility Report, a companion piece to the ESG Report/PAS, illustrates the way we conduct our business, what we stand for and the commitments we’ve made to our customers and the communities where we operate. This report and additional information are available on our website.
www.bmo.com/corporateresponsibility
Have Your Say
If you have a question you would like to ask at our annual meeting of shareholders, you can submit your question in person or during the webcast. You can also submit a question to the board by writing to the Corporate Secretary at Corporate Secretary’s Office, 21st Floor,
1 First Canadian Place, Toronto, ON M5X 1A1, or emailing corp.secretary@bmo.com.
Shareholders
Contact our Transfer Agent and Registrar for:
Dividend information
Change in share registration or address
Lost certificates
Estate transfers
Duplicate mailings
Direct registration
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1 Email: service@computershare.com
www.computershare.com/investor
Canada and the United States
Call: 1-800-340-5021 Fax: 1-888-453-0330
International
Call: 514-982-7800 Fax: 416-263-9394
Computershare Trust Company, N.A.
Co-Transfer Agent (U.S.)
Online filing information:
BMO filings in Canada
Canadian Securities Administrators
www.sedar.com
BMO filings in the United States Securities and Exchange Commission
www.sec.gov/edgar.shtml
For all other shareholder inquiries:
Shareholder Services
BMO Financial Group Corporate Secretary’s Office 21st Floor, 1 First Canadian Place Toronto, ON M5X 1A1 Email: corp.secretary@bmo.com Call: 416-867-6785 Fax: 416-867-6793
Institutional Investors and Research Analysts
To obtain additional financial information:
Head, Investor Relations
BMO Financial Group
18th Floor, 1 First Canadian Place Toronto, ON M5X 1A1 Email: investor.relations@bmo.com Call: 416-867-6656 Fax: 416-867-3367
Employees
For information on BMO’s Employee Share Ownership Plan:
Call: 1-877-266-6789
General
To obtain printed copies of the annual report or make inquiries about company news and initiatives:
Corporate Communications Department
BMO Financial Group
28th Floor, 1 First Canadian Place Toronto, ON M5X 1A1
On peut obtenir sur demande un exemplaire en français.
www.bmo.com
Customers
For assistance with your investment portfolio or other financial needs:
BMO Bank of Montreal
English and French: 1-877-225-5266 Cantonese and Mandarin: 1-800-665-8800 Outside Canada and the continental United States:
514-881-3845
TTY service for hearing impaired customers:
1-866-889-0889
www.bmo.com
BMO InvestorLine: 1-888-776-6886
www.bmoinvestorline.com
BMO Harris Bank
United States: 1-888-340-2265
Outside the United States: 1-847-238-2265
www.harrisbank.com
BMO Nesbitt Burns: 416-359-4000
www.bmonesbittburns.com
The following are trademarks of Bank of Montreal or its subsidiaries:
BMO Harris Healthy Credit, BMO World Elite, UPGRADE, BMO DepositEdge
The following are trademarks of other parties:
Interac is a registered trademark of Interac Inc.
MasterCard is a registered trademark of MasterCard International Incorporated
192 BMO Financial Group 197th Annual Report 2014

Strategic design: Ove Brand|Design www.ovedesign.com
Your vote matters.
Look out for your proxy circular in March and remember to vote.
Important Dates
Fiscal Year End October 31 Annual Meeting March 31, 2015, 9:30 a.m. (local time)
The annual meeting of shareholders will be held in Toronto, Ontario, at the BMO Institute for Learning, 3550 Pharmacy Avenue. The meeting will be webcast. Details are available on our website.
www.bmo.com/investorrelations
2015 Dividend Payment Dates*
Common and preferred shares record dates February 2 May 1 August 3 November 2
Common shares payment dates February 26 May 26 August 26 November 26
Preferred shares payment dates February 25 May 25 August 25 November 25
*Subject to approval by the Board of Directors.
The Bank Act prohibits a bank from declaring or paying a dividend if it is or would thereby be in contravention of regulations or an order from the Superintendent of Financial Institutions Canada dealing with adequacy of capital or liquidity. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.
Employee Ownership*
82.4% of Canadian employees participate in the BMO Employee Share Ownership Plan – a clear indication of their commitment to the company.
*As of October 31, 2014.
Auditors KPMG LLP
Direct Deposit
You can choose to have your dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer.
Personal Information Security
We advise our shareholders to be diligent in protecting their personal information. Details are available on our website.
www.bmo.com/security
Shareholder Information
Market for Shares of Bank of Montreal
The common shares of Bank of Montreal are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The preferred shares of Bank of Montreal are listed on the TSX.
Common Share Trading in Fiscal 2014
Primary stock exchanges Ticker Closing price October 31, 2014 High Low Total volume of shares traded
TSX BMO $81.73 $85.71 $67.04 304.5 million
NYSE BMO US$72.60 US$78.56 US$60.34 91.8 million
Common Share History
Date Action Common share effect
March 14, 2001 100% stock dividend Equivalent to a 2-for-1 stock split
March 20, 1993 100% stock dividend Equivalent to a 2-for-1 stock split
June 23, 1967 Stock split 5-for-1 stock split
Dividends Paid per Share in 2014 and Prior Years
Bank of Montreal has paid dividends for 186 years – the longest-running dividend payout record of any company in Canada.
Issue/Class Ticker Shares outstanding at October 31, 2014 2014 2013 2012 2011 2010
Common BMO 649,050,049 $3.04(a) $2.92 $2.80 $2.80 $2.80
Preferred Class B
Series 5 (b) BMO.PR.H – – $0.66 $1.33 $1.33 $1.33
Series 10 (c) BMO.PR.V – – – US$ 0.37 US$ 1.49 US$ 1.49
Series 13 (d) BMO.PR.J 14,000,000 $1.13 $1.13 $1.13 $1.13 $1.13
Series 14 (e) BMO.PR.K 10,000,000 $1.31 $1.31 $1.31 $1.31 $1.31
Series 15 (f) BMO.PR.L 10,000,000 $1.45 $1.45 $1.45 $1.45 $1.45
Series 16 (g) BMO.PR.M 6,267,391 $0.85 $1.30 $1.30 $1.30 $1.30
Series 17 (h) BMO.PR.R 5,732,609 $0.65 – – – –
Series 18 (i) BMO.PR.N – $0.81 $1.63 $1.63 $1.63 $1.63
Series 21 (j) BMO.PR.O – $1.22 $1.63 $1.63 $1.63 $1.63
Series 23 (k) BMO.PR.P 16,000,000 $1.35 $1.35 $1.35 $1.35 $1.35
Series 25 (l) BMO.PR.Q 11,600,000 $0.98 $0.98 $0.98 $0.69 –
Series 27 (m) BMO.PR.S 20,000,000 $0.34 – – – –
Series 29 (n) BMO.PR.T 16,000,000 – – – – –
Series 31 (o) BMO.PR.W 12,000,000 – – – – –
(a) Dividend amount paid in 2014 was $3.04. Dividend amount declared in 2014 was $3.08.
(b) The Class B Preferred Shares Series 5 were issued in February 1998 and were redeemed in February 2013. Dividend amount declared in 2013 of $0.33 was included in the redemption price.
(c) The Class B Preferred Shares Series 10 were issued in December 2001 and were redeemed in February 2012.
(d) The Class B Preferred Shares Series 13 were issued in January 2007.
(e) The Class B Preferred Shares Series 14 were issued in September 2007.
(f) The Class B Preferred Shares Series 15 were issued in March 2008.
(g) The Class B Preferred Shares Series 16 were issued in June 2008.
(h) The Class B Preferred Shares Series 17 were issued in August 2013.
(i) The Class B Preferred Shares Series 18 were issued in December 2008 and were redeemed in February 2014.
(j) The Class B Preferred Shares Series 21 were issued in March 2009 and were redeemed in May 2014.
(k) The Class B Preferred Shares Series 23 were issued in June 2009.
(l) The Class B Preferred Shares Series 25 were issued in March 2011.
(m) The Class B Preferred Shares Series 27 were issued in April 2014.
(n) The Class B Preferred Shares Series 29 were issued in June 2014.
(o) The Class B Preferred Shares Series 31 were issued in July 2014.
Credit Ratings
Credit rating information appears on pages 25 and 100 of this annual report and on our website.
www.bmo.com/creditratings
Managing Your Shares
Our Transfer Agent and Registrar
Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in London, England and Golden, Colorado, respectively. See previous page for contact information.
Reinvesting Your Dividends and Purchasing Additional Common Shares
Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares to purchase additional BMO common shares without paying a commission or service charge. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.

BMO
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Who We Are
Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $589 billion and more than 46,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.
This annual report is carbon neutral.
Carbon offsets provided by:
GREENING CANADA FUND
BIO GAS
BMO
ENERGY